EXHIBIT 99.1

Report to:

Technical Report on the Avino Property

Document No. 1151920100-REP-R0002-04

Report to:

TECHNICAL REPORT ON THE AVINO PROPERTY

EFFECTIVE  DATE: JULY 24, 2012

Prepared by	Jacques Ouellet, P.Eng., Ph.D.
Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM
Hassan Ghaffari, P.Eng.
Sabry Abdel Hafez, Ph.D., P.Eng.
Harvey Wayne Stoyko, P.Eng.
Monica Danon-Schaffer, Ph.D., P.Eng.

WS/vc

Suite 800, 555 West Hastings Street, Vancouver, British Columbia V6B 1M1
Phone: 604-408-3788  Fax: 604-408-3722  E-mail: vancouver@wardrop.com

REVISION  HISTORY

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION
00	2012/06/22	All QPs	Jeff Wilson	Wayne Stoyko	Draft to Client
01	2012/06/25	All QPs	Jeff Wilson	Wayne Stoyko	Final Report
02	2012/07/11	All QPs	-	Wayne Stoyko	Final Report – Amended
03	2012/07/19	All QPs	-	Wayne Stoyko	Final Report – Amended
04	2012/07/24	All QPs	-	Wayne Stoyko	Final Report – Amended

TABLE OF CONTENTS

1.0	SUMMARY			1-1

	1.1	INTRODUCTION		1-1
	1.2	PROPERTY DESCRIPTION AND LOCATION		1-1
	1.3	GEOLOGY		1-3

		1.3.1	AVINO VEIN	1-4
		1.3.2	SAN GONZALO VEIN	1-5
		1.3.3	OXIDE AND SULPHIDE TAILINGS	1-5

	1.4	OXIDE TAILINGS RESOURCE ESTIMATE		1-5
	1.5	MINERAL PROCESSING, METALLURGICAL TESTING AND RECOVERY METHODS		1-6
	1.6	MINING METHODS		1-6
	1.7	ENVIRONMENTAL		1-7
	1.8	CAPITAL AND OPERATING COSTS		1-7
	1.9	ECONOMIC ANALYSIS		1-8
	1.10	RECOMMENDATIONS		1-9

		1.10.1	RESOURCE ESTIMATE	1-9
		1.10.2	PROCESS	1-9
		1.10.3	ENVIRONMENTAL	1-10

2.0	INTRODUCTION			2-1

	2.1	TERMS OF REFERENCES AND PURPOSE OF REPORT		2-1

		2.1.1	UNITS OF MEASUREMENT	2-2

	2.2	EFFECTIVE DATES		2-3
	2.3	INFORMATION AND DATA SOURCES		2-3

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1

	4.1	LOCATION		4-1
	4.2	1968-2001 OWNERSHIP – AVINO MINES AND RESOURCES LTD		4-1
	4.3	MINERAL CONCESSIONS AND AGREEMENTS		4-3

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1

	5.1	ACCESSIBILITY		5-1
	5.2	CLIMATE AND PHYSIOGRAPHY		5-1
	5.3	LOCAL RESOURCES AND INFRASTRUCTURE		5-1

6.0	HISTORY			6-1

	6.1	AVINO MINE, 1555-1968		6-1
	6.2	SAN GONZALO DEPOSIT		6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1

	7.1	REGIONAL GEOLOGY		7-1
	7.2	PROPERTY GEOLOGY AND MINERALIZATION		7-2

		7.2.1	AVINO VEIN	7-5
		7.2.2	SAN GONZALO VEIN	7-6

8.0	DEPOSIT TYPES			8-1

9.0	EXPLORATION			9-1

	9.1	EARLY EXPLORATION (PRIOR TO MINE CLOSURE), 1968-2001		9-1
	9.2	RECENT EXPLORATION (POST MINE CLOSURE), 2001-PRESENT		9-2

		9.2.1	TAILINGS INVESTIGATIONS (OXIDES), 2003 AND 2004	9-3
		9.2.2	TAILINGS SAMPLING (SULPHIDES), 2005	9-5
		9.2.3	UNDERGROUND CHANNEL SAMPLING OF SAN GONZALO VEIN, 2010	9-5
		9.2.4	BULK SAMPLE PROGRAM OF SAN GONZALO VEIN, 2011	9-6

10.0	DRILLING			10-1

	10.1	EARLY DRILLING (PRIOR TO MINE CLOSURE), 1968-2001		10-1

		10.1.1	AVINO VEIN	10-1
		10.1.2	OXIDE TAILINGS, 1990-1991	10-1

	10.2	RECENT DRILLING (POST MINE CLOSURE), 2001 TO PRESENT		10-9

		10.2.1	AVINO VEIN (INCLUDING ET ZONE) AND NEARBY VEINS	10-9
		10.2.2	SAN GONZALO AND NEARBY VEINS	10-11

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1

	11.1	DRILLING AND TRENCHING OF OXIDE TAILINGS, 1990-1991		11-1
	11.2	TAILINGS INVESTIGATIONS (TEST PITS IN OXIDE TAILINGS), 2004		11-1
	11.3	2007, 2008, AND 2011 DRILLING PROGRAM, SAN GONZALO		11-2
	11.4	2006, 2007, 2008, AND 2012 DRILLING PROGRAMS, ET ZONE OF THE AVINO VEIN		11-3
	11.5	UNDERGROUND CHANNEL SAMPLING OF SAN GONZALO VEIN, 2010		11-3
	11.6	2011 BULK SAMPLING PROGRAM, SAN GONZALO		11-3
	11.7	AVINO LABORATORY		11-4

12.0	DATA VERIFICATION			12-1

	12.1	DATABASE		12-1
	12.2	ASSAY VERIFICATION		12-1

		12.2.1	1990/1991 DRILLHOLES IN OXIDE TAILINGS	12-1
		12.2.2	DRILLING ON THE SAN GONZALO AND AVINO VEINS	12-2

	12.3	SITE VISIT AND VERIFICATION SAMPLES		12-3
	12.4	TETRA TECH OPINION		12-11

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1

	13.1	A METALLURGICAL REVIEW		13-1

		13.1.1	A HISTORICAL EVALUATION OF THE OXIDE TAILINGS	13-1
		13.1.2	HISTORICAL METALLURGICAL TEST RESULTS	13-2
		13.1.3	THE MMI TECHNICAL REPORT	13-3
		13.1.4	INTRODUCTION TO THE MMI 2003 METALLURGICAL TEST PROGRAM	13-4

		13.1.5	INTRODUCTION TO THE MMI 2004 METALLURGICAL TEST PROGRAM	13-4
		13.1.6	EVALUATION AND REVIEW OF METALLURGICAL TESTS	13-5
		13.1.7	GRAVITY CONCENTRATION	13-18
		13.1.8	FLOTATION	13-19
		13.1.9	CYANIDE LEACHING	13-19
		13.1.10	COLUMN LEACH TEST	13-20
		13.1.11	PRECIOUS METAL RECOVERY	13-21

14.0	MINERAL RESOURCE ESTIMATES			14-1

	14.1	OXIDE TAILINGS		14-1

		14.1.1	DATA SELECTION	14-1
		14.1.2	ESTIMATION UNITS	14-2
		14.1.3	DATABASE	14-6
		14.1.4	SPECIFIC GRAVITY	14-6
		14.1.5	EXPLORATORY DATA ANALYSIS	14-6
		14.1.6	BLOCK MODEL	14-16
		14.1.7	INTERPOLATION PLAN	14-18
		14.1.8	MINERAL RESOURCE CLASSIFICATION	14-24
		14.1.9	MINERAL RESOURCE ESTIMATE	14-24
		14.1.10	BLOCK MODEL VALIDATION	14-31

	14.2	SULPHIDE TAILINGS		14-34
	14.3	OPEN PIT		14-35
	14.4	UNDERGROUND MINE		14-35
	14.5	SAN GONZALO VEIN		14-35

		14.5.1	2011 BULK SAMPLE	14-35
		14.5.2	CHANNEL SAMPLING	14-36
		14.5.3	ADDITIONAL DELINEATION DRILLING	14-36
		14.5.4	UNDERGROUND DEVELOPMENT	14-36

15.0	MINERAL RESERVE ESTIMATES			15-1

16.0	MINING METHODS			16-1

	16.1	PREVIOUS MINING METHODS, OXIDE TAILINGS, 1976-2011		16-1
	16.2	PREVIOUS MINING, SAN GONZALO, 2009-2012		16-1
	16.3	PROPOSED MINING METHODS		16-2
	16.4	SCHEDULE		16-2
	16.5	EQUIPMENT		16-3
	16.6	MODIFYING SITE CONSIDERATIONS		16-3

17.0	RECOVERY METHODS			17-1

	17.1	INTRODUCTION		17-1

		17.1.1	POTENTIAL REVENUE ESTIMATION	17-1

	17.2	SUMMARY		17-3
	17.3	MAJOR DESIGN CRITERIA		17-5
	17.4	PLANT DESIGN		17-5

		17.4.1	OPERATING SCHEDULE AND AVAILABILITY	17-5

	17.5	PROCESS PLANT DESCRIPTION		17-5

18.0	PROJECT INFRASTRUCTURE			18-1

19.0	MARKET STUDIES AND CONTRACTS			19-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1

	20.1	ENVIRONMENTAL STUDIES		20-1

		20.1.1	ENVIRONMENTAL SETTING	20-1

	20.2	ENVIRONMENTAL PERMITTING		20-3

		20.2.1	CURRENT PERMITS FOR THE OXIDE TAILINGS	20-3
		20.2.2	CURRENT PERMITS FOR THE SAN GONZALO MINE (ADJACENT)	20-4
		20.2.3	APPLICABLE LEGISLATION	20-5

	20.3	ENVIRONMENTAL MONITORING AND REPORTING		20-7
	20.4	ENVIRONMENTAL MANAGEMENT		20-7
	20.5	WATER MANAGEMENT		20-7
	20.6	SULPHIDE TAILINGS MANAGEMENT		20-7
	20.7	MINE CLOSURE AND RECLAMATION		20-8
	20.8	SOCIO-ECONOMIC AND COMMUNITY CONSIDERATIONS		20-9

		20.8.1	PROJECT LOCATION	20-9
		20.8.2	CONSULTATION WITH COMMUNITIES	20-9

21.0	CAPITAL AND OPERATING COSTS			21-1

	21.1	CAPITAL COSTS		21-1

		21.1.1	INTRODUCTION	21-1
		21.1.2	BASIS OF ESTIMATE	21-1
		21.1.3	CAPITAL COST SUMMARY	21-3

	21.2	OPERATING COSTS		21-5

		21.2.1	PROCESS OPERATING COST ESTIMATE	21-5

22.0	ECONOMIC ANALYSIS			22-1

	22.1	INTRODUCTION		22-1
	22.2	PRE-TAX MODEL		22-1

		22.2.1	MINE/METAL PRODUCTION IN FINANCIAL MODEL	22-1
		22.2.2	BASIS OF FINANCIAL EVALUATIONS	22-2

	22.3	SUMMARY OF FINANCIAL RESULTS		22-3
	22.4	SENSITIVITY ANALYSIS		22-4
	22.5	ROYALTIES		22-6
	22.6	SMELTER TERMS		22-6
	22.7	TRANSPORTATION LOGISTICS		22-6

		22.7.1	INSURANCE	22-6

23.0	ADJACENT PROPERTIES			23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1

	24.1	INFRASTRUCTURE AND MILL REFURBISHMENT		24-1

25.0	INTERPRETATION AND CONCLUSIONS			25-1

	25.1	GEOLOGY		25-1
	25.2	RESOURCE ESTIMATE		25-1
	25.3	MINERAL PROCESSING		25-1
	25.4	MINING		25-2
	25.5	CAPITAL AND OPERATINGCOSTS		25-3
	25.6	ECONOMIC ANALYSIS		25-4

26.0	RECOMMENDATIONS			26-1

	26.1	RESOURCE ESTIMATE		26-1
	26.2	PROCESS		26-1

		26.2.1	REFURBISHED EQUIPMENT	26-2
		26.2.2	ASSAY LABORATORY EQUIPMENT	26-2
		26.2.3	SULPHIDE TAILINGS	26-2

	26.3	ENVIRONMENTAL		26-2
	26.4	PROJECT SCHEDULE		26-3

27.0	REFERENCES			27-1

28.0	CERTIFICATES OF QUALIFIEDPERSON			28-1

LIST OF APPENDICES

APPENDIX A	DRILLHOLE ASSAY DATA
APPENDIX B	VERIFICATION DATA
APPENDIX C	PROCESS FLOW DIAGRAMS
APPENDIX D	DESIGN CRITERIA

LIST OF TABLES

Table 1.1	Summary of Property Ownership	1-3
Table 1.2	CAPEX Summary	1-7
Table 1.3	OPEX Summary	1-8
Table 2.1	Summary of QPs	2-1
Table 4.1	Summary of Property Ownership	4-4
Table 4.2	Mineral Concessions Avino Property	4-5
Table 9.1	2004 Sample Composites Assays	9-3
Table 9.2	Select Assay Results from Underground Channel Sampling of San Gonzalo Vein	9-5
Table 9.3	San Gonzalo Bulk Sample	9-6

Table 9.4	Assay Results from Underground Channel Sampling of San Gonzalo Vein	9-7
Table 10.1	Summary of 1990/1991 Holes	10-1
Table 10.2	Assay Results from 1990/1991 Holes in Oxide Tailings	10-4
Table 10.3	ET Zone and Avino Vein Drillholes from the 2006, 2007, 2008, and 2012 Drilling Programs	10-10
Table 10.4	Drillholes from the 2008 and 2011 Drill Programs at San Gonzalo	10-14
Table 12.1	1990/1991 Assay Database Errors	12-2
Table 12.2	2011-2012 Assay Database Errors	12-3
Table 12.3	Results of Verification Samples	12-4
Table 12.4	Correlation Coefficient Matrix for Silver Verification Sample Assays	12-9
Table 12.5	Correlation Coefficient Matrix for Gold Verification Sample Assays	12-9
Table 12.6	Correlation Coefficient Matrix for Lead Verification Sample Assays	12-10
Table 12.7	Correlation Coefficient Matrix for Zinc Verification Sample Assays	12-10
Table 12.8	Correlation Coefficient Matrix for Copper Verification Sample Assays	12-10
Table 13.1	Oxide Tailings Dam Data	13-1
Table 13.2	Cyanidation Test Results	13-2
Table 13.3	Flotation Test Results	13-2
Table 13.4	Test Procedures MMI 2003 Test Program	13-4
Table 13.5	Test Procedures – MMI 2004 Test Program	13-5
Table 13.6	Moisture Content of Samples	13-7
Table 13.7	Head Assays	13-9
Table 13.8	Bulk Density and Specific Gravity	13-10
Table 13.9	Summary of Results of Gravity Concentration Tests	13-12
Table 13.10	Summary of Results of Flotation Tests	13-14
Table 13.11	Summary of Results of PRA Cyanidation Tests	13-15
Table 13.12	Summary of Cyanidation Test Results Used by the MMI Reports	13-16
Table 13.13	Summary of Results of Column Leach Tests	13-17
Table 13.14	Cyanide Leaching Parameters	13-20
Table 14.1	Variography Parameters Gold and Silver in Phases 1.1 and 1.2	14-15
Table 14.2	Block Coordinates for the Avino Oxide Tailings Block Model	14-16
Table 14.3	Description of Interpolation Passes for the Oxide Tailings	14-18
Table 14.4	Oxide Tailings Search Ellipse Parameters	14-19
Table 14.5	Mineral Resource Summary for the Avino Oxide Tailings Deposit; Density Assumed at 1.605	14-25
Table 14.6	Lognormal Estimate Statistics	14-33
Table 14.7	Comparison of OK and Three-parameter Lognormal Estimations	14-34
Table 14.8	Target Resource for Further Exploration within Sulphide Tailings	14-34
Table 14.9	San Gonzalo Bulk Sample	14-35
Table 16.1	Mining Production Schedule	16-3
Table 17.1	Inherent Value of Oxide Tailings	17-2
Table 17.2	Summary of Cost Estimates – Four-Year Treatment	17-2
Table 17.3	Major Design Criteria	17-5
Table 20.1	Mammal Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine	20-1
Table 20.2	Bird Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine	20-2
Table 20.3	Reptile Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine	20-2
Table 20.4	Amphibian Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine	20-3
Table 21.1	Currency Exchange Rate	21-2

Table 21.2	Inflation Rates in Mexico	21-2
Table 21.3	CAPEX Summary	21-3
Table 21.4	OPEX Summary	21-5
Table 21.5	Process Plant Manpower Requirements	21-6
Table 21.6	G&A Manpower Requirements	21-7
Table 21.7	Process Power Supply	21-8
Table 21.8	Process Maintenance Supplies	21-8
Table 21.9	Plant Operating Supplies	21-9
Table 21.10	G&A Expenses	21-9
Table 22.1	Metal Production from the Avino Mine Tailings Retreatment	22-2
Table 22.2	Summary of Pre-tax Financial Results	22-4
Table 25.1	Cost Summary	25-2
Table 25.2	CAPEX Summary	25-3
Table 25.3	OPEX Summary	25-4

LIST OF FIGURES

Figure 1.1	General Property Location Map	1-2
Figure 4.1	General Property Location Map	4-2
Figure 4.2	Property Location Map of the Avino Mine Project	4-3
Figure 4.3	Map of Avino Mine Property Concessions	4-6
Figure 7.1	General Map of Property Geology	7-3
Figure 7.2	Plan Map of San Gonzalo Veins and Other Nearby Veins	7-4
Figure 7.3	Orthogonal View of Tailings Pile (Looking Roughly to the North)	7-8
Figure 7.4	Cross Sectional View of Tailings Pile (Looking North)	7-9
Figure 9.1	Plan View Location Map of Samples from Oxide Tailings	9-4
Figure 10.1	Plan View of 1990 Hole Locations	10-3
Figure 10.2	Plan View Map Illustrating Location of Drillholes on the Avino Vein and ET Zone	10-12
Figure 10.3	Plan View Map Illustrating Location of Drillholes on the San Gonzalo Vein	10-13
Figure 11.1	Head Grade Composite Assay Comparison for Gold and Silver Between the Avino and SGS Durango Laboratories (Jan to May 2012)	11-4
Figure 12.1	Linear Plot Comparing Silver Assay Results from Verification Samples	12-5
Figure 12.2	Linear Plot Comparing Gold Assay Results from Verification Samples	12-6
Figure 12.3	Linear Plot Comparing Lead Assay Results from Verification Samples	12-7
Figure 12.4	Linear Plot Comparing Zinc Assay Results from Verification Samples	12-8
Figure 12.5	Linear Plot Comparing Copper Assay Results from Verification Samples	12-9
Figure 12.6	Tailings Deposit (Viewing from the Northeast)	12-11
Figure 14.1	Perspective View of the Avino Oxide Tailings Block Model; Looking North- northwest (Showing Drillhole Numbers	14-3
Figure 14.2	Section View of the Avino Tailings Deposit; Looking Northeast	14-4
Figure 14.3	Section View of the Avino Tailings Deposit; Looking Northeast	14-5
Figure 14.4	Histogram of Silver and Gold Composites for Phase 1.2	14-8
Figure 14.5	Histogram of Silver and Gold Composites for Phase 1.1	14-9
Figure 14.6	Experimental and Modelled Variography for Silver – Phase 1.1	14-10
Figure 14.7	Experimental and Modelled Variography for Silver – Phase 1.2	14-11
Figure 14.8	Turning Bands Simulation (X-Y) Check of Variography for Silver	14-11

Figure 14.9	Turning Bands Simulation (X-Z) Check of Variography for Silver	14-12
Figure 14.10	Experimental and Modelled Variography for Gold – Phase 1.1	14-13
Figure 14.11	Experimental and Modelled Variography for Gold – Phase 1.2	14-13
Figure 14.12	Turning Bands Simulation (X-Y) Check of Variography for Gold	14-14
Figure 14.13	Turning Bands Simulation (X-Z) Check of Variography for Gold	14-15
Figure 14.14	Plan View of the Oxide Tailings Block Model (North is Up)	14-17
Figure 14.15	Section View of the Block Model (Looking North)	14-18
Figure 14.16	Histogram of Silver in Phase 1.1	14-20
Figure 14.17	Histogram of Silver in Phase 1.2	14-21
Figure 14.18	Histogram of Gold in Phase 1.1	14-22
Figure 14.19	Histogram of Gold in Phase 1.2	14-23
Figure 14.20	Grade-cut-off Curve for Silver in the Oxide Tailings (Silver g/t)	14-28
Figure 14.21	Grade-tonnage Curve for Silver in the Oxide Tailings Inferred Resource Estimate (Silver g/t)	14-29
Figure 14.22	Grade-cut-off Curve for Silver in the Oxide Tailings (Gold g/t)	14-30
Figure 14.23	Grade-Tonnage Curve for Silver in the Oxide Tailings Inferred Resource Estimate (Gold g/t)	14-31
Figure 14.24	Distribution of Grades With a Lognormal Estimation	14-32
Figure 14.25	Distribution of Grades With a Lognormal Interpolation Plus Additive Constant	14-33
Figure 17.1	Simplified Process Flowsheet	17-4
Figure 22.1	Undiscounted Annual and Cumulative Net Cash Flow	22-3
Figure 22.2	NPV Sensitivity Analysis	22-5
Figure 22.3	IRR Sensitivity Analysis	22-5
Figure 22.4	Payback Period Sensitivity Analysis	22-6
Figure 26.1	Tailings Retreatment Project Suggested High-level Schedule	26-4

GLOSSARY

UNITS OF MEASURE
above mean sea level	amsl
acre	ac
ampere	A
annum (year)	a
billion	B
billion tonnes	Bt
billion years ago	Ga
British thermal unit	BTU
centimetre	cm
cubic centimetre	cm3
cubic feet per minute	cfm
cubic feet per second	ft3/s
cubic foot	ft3
cubic inch	in3

cubic metre	m3
cubic yard	yd3
Coefficients of Variation	CVs
day	d
days per week	d/wk
days per year (annum)	d/a
dead weight tonnes	DWT
decibel adjusted	dBa
decibel	dB
degree	°
degrees Celsius	°C
diameter	ø
dollar (American)	US$
dollar (Canadian)	CDN$
dry metric ton	dmt
foot	ft
gallon	gal
gallons per minute (US)	gpm
Gigajoule	GJ
gigapascal	GPa
gigawatt	GW
gram	g
grams per litre	g/L
grams per tonne	g/t
greater than	>
hectare (10,000 m2)	ha
hertz	Hz
horsepower	hp
hour	h
hours per day	h/d
hours per week	h/wk
hours per year	h/a
inch	in
kilo (thousand)	k
kilogram	kg
kilograms per cubic metre	kg/m3
kilograms per hour	kg/h
kilograms per square metre	kg/m2
kilometre	km
kilometres per hour	km/h
kilopascal	kPa
kilotonne	kt
kilovolt	kV
kilovolt-ampere	kVA
kilovolts	kV
kilowatt	kW

kilowatt hour	kWh
kilowatt hours per tonne	kWh/t
kilowatt hours per year	kWh/a
less than	<
litre	L
litres per minute	L/m
megabytes per second	Mb/s
megapascal	MPa
megavolt-ampere	MVA
megawatt	MW
metre	m
metres above sea level	masl
metres Baltic sea level	mbsl
metres per minute	m/min
metres per second	m/s
microns	µm
milligram	mg
milligrams per litre	mg/L
millilitre	mL
millimetre	mm
million	M
million bank cubic metres	Mbm3
million bank cubic metres per annum	Mbm3/a
million tonnes	Mt
minute (plane angle)	'
minute (time)	min
month	mo
ounce	oz
pascal	Pa
centipoise	mPa∙s
parts per million	ppm
parts per billion	ppb
percent	%
pound(s)	lb
pounds per square inch	psi
revolutions per minute	rpm
second (plane angle)	"
second (time)	s
short ton (2,000 lb)	st
short tons per day	st/d
short tons per year	st/y
specific gravity	SG
square centimetre	cm2
square foot	ft2
square inch	in2
square kilometre	km2

square metre	m2
three-dimensional	3D
tonne (1,000 kg) (metric ton)	t
tonnes per day	t/d
tonnes per hour	t/h
tonnes per year	t/a
tonnes seconds per hour metre cubed	ts/hm3
volt	V
week	wk
weight/weight	w/w
wet metric ton	wmt

ABBREVIATIONS AND ACRONYMS

acid-base accounting	ABA
net cash flow	NCF
atomic absorption	AA
Automated Digital Imaging System	ADIS
Avino Silver & Gold Mines Ltd.	Avino
British Columbia Securities Commission	BCSC
Canadian Institute of Mining, Metallugy, and Petroleum	CIM
Cannon-Hicks & Associates Ltd	Cannon-Hicks
capital cost estimate	CAPEX
Compañia Minera Mexicana de Avino	CMMA
Convention on International Trade in Endangered Species of Wild Fauna and Flora	CITES
cumulative net cash flow	CNCF
Electrometals Electrowinning	EMEW
Elena Toloso Zone	ET Zone
environmental impact assessment	EIA
environmental impact statement	EIS
fire assay	FA
general & administrative	G&A
global positioning system	GPS
induced polarization	IP
inductively coupled plasma	ICP
inductively coupled plasma-spectroscopy method	ICP-MS
internal rate of return	IRR
International Organization for Standardization	ISO
inverse distance squared	ID2
Ley General del Equilibrio Ecológico y la Protección al Ambiente	LGEEPA
Ley General para la Prevención y Gestión Integral de los Residuos	LGPGIR
London Metal Exchange	LME
Manifestación de Impacto Ambiental	MIA
Manifestación de Impacto Ambeintal, modalidad Particular	MIA-P
Minerales de Avino, Sociedad Anonima de Capital Variable	Minerales
National Instrument 43-101	NI 43-101
net present value	NPV

net smelter return	NSR
New York Stock Exchange	NYSE
operating cost estimate	OPEX
ordinary kriging	OK
Process Research Associates Ltd.	PRA
Qualified Person	QP
quality assurance/quality control	QA/QC
Reglamento en Materia de Evaluacion del Impacto Ambiental	REIA
Secretaría de Medio Ambiente y Recursos Naturales	SEMARNAT
Selco Mining and Development	Selco
SGS Canada Inc	SGS Canada
SGS de Mexico S.A. de C.V.	SGS Mexico
Tetra Tech Wardrop	Tetra Tech
the Avino Mine	the Property or the Project
Toronto Stock Exchange Venture Exchange	TSX

1.0    SUMMARY

1.1          INTRODUCTION

Avino Silver & Gold Mines Ltd. (Avino) is a Canadian-based mining and exploration company listed on the Toronto Stock Exchange Venture Exchange (TSXV) and the New York Stock Exchange (NYSE) with precious metal properties in Mexico and Canada.

The Avino Mine (the Property or the Project), near Durango, Mexico, is Avino’s principal asset and is the subject of this preliminary economic assessment, which includes a current resource estimate on the oxide tailings. Avino holds a 96.5996% interest in the Property through its subsidiary company called Compañía Minera Mexicana de Avino (CMMA). Avino commenced development, including drilling and bulk sampling, on the San Gonzalo vein in 2010 and this exploration is ongoing. This exploration marks the resumption of activity on the Property since 2001, when low metal prices and the closure of a key smelter caused the mine to close after having been in operation continuously for 27 years. Between 1976 and 2001, the mine produced approximately 497 t of silver, 3 t of gold, and 11,000 t of copper (Slim 2005) as well as an apparently undocumented amount of lead.

Tetra Tech Wardrop (Tetra Tech) was retained by Avino to produce a technical report on the Property, including a resource estimate and preliminary economic assessment on the oxide tailings, in accordance with National Instrument 43-101 (NI 43-101) and Form 43-101F1.

All units of measurement used in this technical report and resource estimate are in metric, and currency is expressed in US dollars, unless otherwise stated.

1.2          PROPERTY  DESCRIPTION  AND  LOCATION

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt, 82 km northeast of Durango City (Figure 1.1). The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha. Of these, 22 mineral concessions, totalling 1,005.104 ha, are held by CMMA (Avino’s Mexican subsidiary company), by Promotora Avino SA de CV, and by Susesion de la Sra. Elena del Hoyo Algara de Ysita. Ownership proportions are summarized in Table 1.1.

Avino Silver & Gold Mines Ltd.	1-1
Technical Report on the Avino Property

Avino Silver & Gold Mines Ltd.	1-2
Technical Report on the Avino Property

Table 1.1	Summary of Property Ownership

Company	Relationship to Avino Silver and Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
CMMA	Subsidiary	96.60
Promotora Avino, S.A. de C.V.	Subsidiary	2.68
Total Effective Ownership of	-	99.28
Avino Mine Property
Estate of Ysita	Non-controlling interest	0.72
Total	-	100.00

Through its subsidiary company, Avino entered into an agreement (the Agreement) on February 18, 2012 with Minerales de Avino, Sociedad Anonima de Capital Variable (Minerales), whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino vein and Elena Toloso Zone (ET Zone).

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino must pay to Minerales the sum of US$250,000 by the issuance of common shares of Avino. Avino will have a period of 24 months for the development of mining facilities. Avino has also agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (NSRs), at the commencement of commercial production from the concession.

All concessions are current and up to date based on information received. Mineral concessions in Mexico do not include surface rights and Avino has entered into agreements with communal land owners (Ejidos) of San Jose de Avino, for the temporary occupation and surface rights of the concessions.

1.3          GEOLOGY

The geology of the Property is quoted from Slim (2005d):

"The Avino mine lies in the Sierra de Gamon, on the east flank of the geological province of the Sierra Madre Occidental. The area represents a geological window, with outcrops of andesite, rhyolites and trachytes of the Lower Volcanic series, which consists mainly of volcanic flows and sills, and tuffaceous layers, from 300 to 800 m thick. The andesites outcrop over most of the window with the other rocks occurring more sparsely to the north.

Various evidence of the intrusion of a large monzonitic body into the pre-existing rock outcrop in different areas of the window exists in the form of dykes and small stocks, which appear to be linked to the origin of the Avino vein mineralization. Other, post-mineral, andesitic and rhyolitic dykes outcrop in various areas, causing minor structural displacements; a number of thin basalt sills found in various parts of the window, demonstrate recent volcanism.”

Avino Silver & Gold Mines Ltd.	1-3
Technical Report on the Avino Property

Additional geological work is summarized from Paulter (2006). Regionally, the Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low sulphidation epithermal veins, breccias, stockwork and silicified zones, grading into a “near porphyry” environment, particularly in the Avino Mine area. The caldera has been uplifted by regional north trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence (a favourable host rock) within the caldera. This sequence is overlain by rhyolite to trachytes with extensive ignimbrites forming the upper volcanic sequence and intruded by monzonite bodies. The basal andesite conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones and conglomerates)have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito and Yolanda areas. A northerly trending rhyolite dyke, probably a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low temperature vein system, with significant widths but overall low precious metal values, trends north-northwest, similar to the rhyolite dyke with similar continuity across the property. The two structures may occupy deep crustal faults that controlled volcanism and mineralization, with the rhyolite dyke structure controlling the emplacement of the Avino, Nuestra Senora and El Fuerte-Potosina volcanic centres and the Aguila Mexicana controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres.

Silver- and gold-bearing veins cross-cut the various lithologies and are generally oriented north-northwest to south-southeast and northwest to southeast. The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters. The oxide tailings material is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings. In Mexico, these types of deposits can have large lateral extents, but can be limited in their vertical content of grades.

The valuable minerals found during the period of mining of the oxide zone were reported to be argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold and native copper. The gangue minerals include hematite, chlorite, quartz, barite, pyrite, arsenopyrite and pyrrhotite. Malachite, anglesite, and limonite are common in the quartz zones of the weathered parts of the oxide material.

1.3.1       AVINO  VEIN

The Avino vein was the primary deposit mined during the 27 years of open pit and underground production prior to 2001. It is 1.6 km long and 60 m wide on the surface. To date, the deepest level mined was at the 2,070 m level (330 m below surface). There is no current mineral resource estimate for the Avino vein.

Avino Silver & Gold Mines Ltd.	1-4
Technical Report on the Avino Property

1.3.2       SAN  GONZALO  VEIN

The San Gonzalo vein system is located 2 km northeast of the Avino vein. It constitutes a strongly developed vein system over 25 m across, trending 300 to 325°/80° northeast to 77° south. It is characterized by banded textures and open-space filling and has an average width of 2 m. The silica-pyrite or iron oxide-sericite alteration with additional stockworking extends across 300 m, south of the main San Gonzalo vein. The vein was mined historically and underground workings extend over an area approximately 150 m along strike and 136 m in depth. The age of tailings associated with the vein are unclear.

There is no current mineral resource or mineral reserve estimate for the San Gonzalo vein portion of the Property.

A mineral resource was estimated on the San Gonzalo vein, and disclosed in Gunning (2009). This is the most recent estimate completed on the vein, but there has been subsequent development of a ramp, bulk sampling, some mining production, channel sampling, and additional delineation drilling along the vein. Together, these developments are likely to have effected a material change in the 2009 resource. Tetra Tech is of the opinion that the 2009 resource can no longer be considered current.

1.3.3      OXIDE  AND  SULPHIDE  TAILINGS

The tailings are situated approximately 500 m west-southwest of the main shaft to the old underground workings. The oxide tailings (at the bottom of the pile) are primarily derived from weathered and oxidized rocks close to the surface on the Property, whereas the sulphide tailings (at the top of the pile) are predominantly derived from material sourced at depth from the underground workings. At this time, it is not clear what the real nature of the chemical difference between the two is, but they are distinctly different in colour. The sulphide tailings, in the absence of any definitive sampling data penetrating the depth of the pile, are an exploration target at best.

1.4          OXIDE  TAILINGS  RESOURCE  ESTIMATE

Previous resource estimates are disclosed in Slim (2005d) and are superseded by the current estimate.

A mineral resource was estimated for the oxide tailings using ordinary kriging (OK) interpolation and uncapped grades. The assay values for this estimate are based on  28 drillholes which were completed on the tailings by CMMA in 1990, and include 407.75 m of drilling and 383 assays of both gold and silver. A specific gravity (SG) of 1.605 was used based on the global average for the oxide tailings reported by Slim (2005d).

Avino Silver & Gold Mines Ltd.	1-5
Technical Report on the Avino Property

The oxide tailings are estimated to contain a 2.34 Mt Inferred Resource at a grade of 91.3 g/t silver and 0.54 g/t gold, at a 50 g/t silver cut-off.

The entire resource is classified as an Inferred Mineral Resource based on the historical nature of the drilling (prior to institution of NI 43-101 and associated quality assurance/quality control (QA/QC) requirements). The identified grade pattern is similar in character to other tailings deposits, such as overall homogeneity and a pronounced horizontal continuity. Verification samples collected by Tetra Tech confirm the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign and confirm that the Mine lab assays are not materially different from those of external labs. In Tetra Tech’s opinion, the oxide tailings sampling data are considered sufficient to support the purpose of this technical report and a current Inferred Mineral Resource.

1.5          MINERAL PROCESSING,  METALLURGICAL TESTINGAND RECOVERY METHODS

Tetra Tech used the estimated grade values and test work results as reported by MineStart Management Inc. (MMI) and Process Research Associates Ltd. (PRA), who conducted the metallurgical tests.

Tetra Tech investigated gravity separation, flotation, cyanide leach, carbon-in-pulp,  and heap leach processing options. Using the recoveries and process conditions resulting from these tests, the capital costs to construct a processing plant using selected process options were developed while the operating costs associated with each option were determined and a financial model compiled. A heap leach operation indicated the best financial alternative.

1.6          MINING METHODS

This tailings mineral resource will be mined through surface methods and without blasting. A truck/front-end loader arrangement has been selected and will operate  one 8 h shift per day, 365 d/a for the 4.7-year life of this Project.

Initially the oxide tailings will be processed without having to move the sulphide tailings, which covers a portion of the oxide tailings. Not all of the sulphide tailings need to be removed to gain access to the oxide tailings. Approximately 0.5 Mt/a of oxide tailings will be sent to the heap leach pad.

Avino Silver & Gold Mines Ltd.	1-6
Technical Report on the Avino Property

1.7          ENVIRONMENTAL

Environmental settings, permits and registrations, and environmental management strategies that may be required for the Project are summarized in Section 20.0. Permits and authorizations required for the operation of the Project may include an operating permit, an application for surface tenures, a waste water discharge registration, a hazardous waste generator's registration, and an Environmental Impact Assessment (EIA) or Evaluación de Impacto Ambiental. Acid-base accounting (ABA) tests have indicated that mild acid generation may already have started on the tailings dam. A gap analysis and additional tests to further characterize current conditions of the tailings should be completed to properly design a tailings management plan.

1.8          CAPITAL AND OPERATING COSTS

The capital cost estimate (CAPEX) for the Project has been developed based on the treatment of 1,370 t/d, or 500,000 t/a of oxide tailings. A total cost of US$29.1 million, including contingency, was estimated as the CAPEX for the Project (Table 1.2)

Table 1.2      CAPEX Summary

Item/Description	Cost (US$)

Direct Costs
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
Indirect Costs
Engineering, Procurement, Construction Management,	2,658,728
Quality Assurance and Vendor Representatives
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total CAPEX	29,138,596

Table 1.3 gives the overall estimated cost summary for the processing facility and the general and administrative (G&A) costs based on 1,370 t/d, with an availability of 90% and 365 operating days per year.

Avino Silver & Gold Mines Ltd.	1-7
Technical Report on the Avino Property

The annual operating cost estimate (OPEX) for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at a processing rate of 1,370 t/d. An incremental increase in the G&A OPEX is estimated to be US$752,656, or US$1.51/t of tailings treated.

Table 1.3      OPEX Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Process Manpower
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.28
Subtotal	49	860,472	1.72
Process Supplies
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.90
Power Supply	-	479,947	0.96
Subtotal	-	5,512,368	11.02
Total Process OPEX	49	6,372,840	12.74
G&A Costs
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A OPEX	11	752,656	1.51
Total OPEX	60	7,125,496	14.25

1.9          ECONOMIC  ANALYSIS

Tetra Tech prepared an economic evaluation of the Project based on a pre-tax financial model.

The pre-tax financial results are:

●	54.5% internal rate of return (IRR)

●	1.6-year payback

●	US$38.6 million net present value (NPV) at an 8% discount rate.

A preliminary economic assessment should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. The preliminary economic assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral  resources that are not mineral reserves do not have demonstrated economic viability.

Avino Silver & Gold Mines Ltd.	1-8
Technical Report on the Avino Property

1.10        RECOMMENDATIONS

Tetra Tech’s recommendations are described below.

1.10.1    RESOURCE ESTIMATE

For the confidence in the Inferred Mineral Resource of oxide tailings to be improved, a drilling campaign should be carried out with suitable equipment (sonic drilling is recommended to recover unconsolidated material with variable moisture content). At the same time, the overlying deposit of sulphide tailings should be drilled. To achieve a nominal drill collar spacing of 50 m x 50 m, 90 holes with an average length of 20 m would be required for a total of 1,800 m of drilling. An estimated cost for this drilling is $500,000.

Resource estimates for the ET Zone of the Avino vein, the San Gonzalo vein, the open pit, and the sulphide tailings should be completed for mine planning purposes, in addition to an updated oxide tailings resource estimate following the drilling program recommended above. Drilling has been carried out during the last two years and the drillhole database should be consolidated and mining depletions updated before the estimation is performed. An estimates cost for completion of these resource estimates and the associated technical report is $170,000.

1.10.2    PROCESS

Based on the conclusions within the components of this technical report, it is recommended that the following tasks could be executed for verifying the material within the tailings:

●	drill the surface of both tailings dam areas to determine the volumes and bulk density of each of the oxide and sulphide tailings material

●
take sufficient amounts of samples from both oxide and sulphide tailings to obtain representative samples for assay and metallurgical test work to confirm the grade of the deposit and the recovery of silver and gold from the heap leach process

●	use the metallurgical results from the test work program to confirm/define the duration of leaching on the pad, the reagent consumption values and the silver and gold precipitation efficiencies

●	use the metallurgical results from the metallurgical test work program to develop a heap leach flowsheet

●
based on accurate assay and reproducible metallurgical test work data, prepare an economic analysis for the retreatment of the oxide tailings dam material, the sulphide tailings dam material, and for the treatment of both oxide and sulphide tailings material

Avino Silver & Gold Mines Ltd.	1-9
Technical Report on the Avino Property

1.10.3    ENVIRONMENTAL

The cost of permitting has not been considered at this stage of the Project. Government agencies should be consulted prior to the permitting process to determine if current permits for the San Gonzalo Mine can been revised. The cost of expropriating agricultural land for the leach pad, and the cost of water which would have to be redirected to the heap leach project but which is currently used for agricultural purposes have also not been assessed. Once the mine plan, site layout and tailings management plan are further along and have definitive locations, the cost of these factors should be addressed. The cost for monitoring environmental effects post mine closure needs to be estimated.

A detailed trade-off study should be undertaken to characterize current conditions of the sulphide tailings and to determine whether the re-treatment of this material would contribute to the profitability of the Project.

There is potential for the water from the underground workings to be acid producing (Slim 2005d). Treatment of water from the underground workings may be required prior to use depending on the water quality.

Avino Silver & Gold Mines Ltd.	1-10
Technical Report on the Avino Property

2.0       INTRODUCTION

Avino is a Canadian-based mining and exploration company listed on the TSXV and NYSE as ASM. It has precious metal properties in Mexico and Canada and has a head office located at 900-570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

The Property, located near Durango, Mexico, is Avino’s principal asset, and is the subject of this preliminary economic assessment which includes a current resource estimate on the oxide tailings. Avino holds a 96.5996% interest in the Property, through its subsidiary company CMMA. Avino commenced development, including drilling and bulk sampling, on the San Gonzalo vein in 2010 and this exploration is ongoing. This exploration marks the resumption of activity on the Property since 2001, when low metal prices and the closure of a key smelter caused the mine to close after having been in operation continuously for 27 years. Between 1976 and 2001, the mine produced approximately 497 t of silver, 3 t of gold, and 11,000 t of copper (Slim 2005), as well as an apparently un-documented amount of lead.

2.1          TERMS OF REFERENCES AND PURPOSE OF REPORT

Tetra Tech has been retained by Avino to produce a technical report on the Property, including a resource estimate and preliminary economic assessment on the oxide tailings. This report has been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects, Companion Policy 43-101CP, and Form 43-101F.

The Qualified Persons (QPs) responsible for this report are listed in Table 2.1. The following QPs completed a site visit of the Property:

•	Hassan Ghaffari, P.Eng. on March 30, 2011 for one day.

•	Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM on June 7, 2012 for two days.

Table 2.1          Summary of QPs

Report Section		Company	QP
1.0	Summary	Tetra Tech	Sign-off by Section
2.0	Introduction	Tetra Tech	Hassan Ghaffari, P.Eng.
3.0	Reliance on Other Experts	Tetra Tech	Hassan Ghaffari, P.Eng.
4.0	Property Description and Location	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
table continues....

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Technical Report on the Avino Property

Report Section		Company	QP
5.0	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
6.0	History	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
7.0	Geological Setting and Mineralization	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
8.0	Deposit Types	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
9.0	Exploration	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
10.0	Drilling	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
11.0	Sample Preparation, Analyses and Security	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
12.0	Data Verification	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
13.0	Mineral Processing and Metallurgical Testing	Tetra Tech	Hassan Ghaffari, P.Eng.
14.0	Mineral Resource Estimate	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
15.0	Mineral Reserve Estimate	Tetra Tech	Jacques Ouellet, P.Eng., Ph.D.
16.0	Mining Methods	Tetra Tech	Jacques Ouellet, P.Eng., Ph.D.
17.0	Recovery Methods	Tetra Tech	Hassan Ghaffari, P.Eng.
18.0	Project Infrastructure	Tetra Tech	Harvey Wayne Stoyko, P.Eng.
19.0	Market Studies and Contracts	Tetra Tech	Hassan Ghaffari, P.Eng.
20.0	Environmental Studies, Permitting, and Social or Community Impact	Tetra Tech	Monica Danon-Schaffer, Ph.D., P.Eng.
21.0	Capital and Operating Costs	Tetra Tech	Harvey Wayne Stoyko, P.Eng. Hassan Ghaffari, P.Eng.
22.0	Economic Analysis	Tetra Tech	Sabry Abdel Hafez, Ph.D., P.Eng.
23.0	Adjacent Properties	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM
24.0	Other Relevant Data	Tetra Tech	Hassan Ghaffari, P.Eng.
25.0	Interpretations and Conclusions	Tetra Tech	Sign-off by Section
26.0	Recommendations	Tetra Tech	Sign-off by Section
27.0	References	Tetra Tech	Michael F. O’Brien, M.Sc., Pr.Sci.Nat, FGSSA, FAusIMM, FSAIMM Hassan Ghaffari, P.Eng.
28.0	Certificates of Qualified Persons	Tetra Tech	All QPs

2.1.1       UNITS  OF  MEASUREM EN T

All units of measurement used in this technical report and resource estimate are in metric, and currency is expressed in US dollars, unless otherwise stated.

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Technical Report on the Avino Property

2. 2         EFFECTIVE  DATES

The effective date of this report is July 18, 2012.

2. 3         INFORMATION  AND  DATA  SOURCES

In preparation of this report, various historical engineering, geological and management reports compiled about the Project or site were reviewed and supplemented by direct site examinations and investigations. All the data files reviewed for this study were provided by Avino in the form of hard copy documents, .pdf reports, .xls files, email correspondence, and personal communication with management and personnel from Avino. Work completed by Avino includes several decades of open pit and underground mining, drilling and sampling, trenching, metallurgical testing, and geophysical surveying.

The main sources of information in preparing this report are:

•	Gunning, D. 2009. Resource Estimate on the San Gonzalo Vein – A Part of the Avino Mine, Durango, Mexico, for Avino Silver and Gold Mines Ltd. Prepared by Orequest. Effective date August 31, 2009.

•	Slim, B. 2005d. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. October 25, 2005.

•	Huang, J. and Tan, G. 2005. Metallurgical Test Work on Avino Tailings, Durango, Mexico. Report to Brian Slim, MineStart Management Inc. Prepared by Process Research Associates Ltd. March 28, 2005.

A complete list of references is provided in Section 27.0.

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Technical Report on the Avino Property

3.0       RELIANCE  ON  OTHER  EXPERTS

In preparation of this report, Tetra Tech has relied upon others for information, and disclaims responsibility for information derived from reports pertaining to mineral tenure, property ownership, surface rights, environment, royalties, and social issues. The majority of the information has been sourced from data provided by Avino, Avino internal reports, Slim (2005d), and Gunning (2009). The majority of the information was provided in English, but some information was written in Spanish and subsequently translated into English. Neither Tetra Tech nor the authors are qualified to provide extensive comment on legal issues, including mineral tenure status associated with the Project, and ownership is provided for general purposes only.

Avino has provided a description of the Property, which is disclosed in Section 4.0. A current title opinion dated April 4, 2012, has been prepared by Juan Manuel González Olguin of the Mexican law firm Bufete González Olguin SC. Based on the review of legal opinion, issued title certificates and the unhindered residence on the Property, Tetra Tech has verified that Avino owns the concessions through its Mexican subsidiary company, CMMA, and that there is no indication of any encumbrances at the site. Furthermore, the legal document prepared by Jesús Bermúdez Fernández, dated February 18, 2012, delineating the terms of the agreement on the La Platosa concession has been sourced for information. Tetra Tech has not conducted any further examinations of the mineral concessions for the Project.

Tetra Tech has reviewed and analyzed data and reports provided by Avino, together with publicly available information, drawing its own conclusions augmented by direct field examination. Information from third party sources is quoted or referenced throughout this technical report and is fully disclosed in Section 27.0. Tetra Tech used information from these sources under the assumption that the contents are accurate.

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Technical Report on the Avino Property

4.0       PROPERTY  DESCRIPTION  AND  LOCATION

The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha.

4.1          LOCATION

The Property is located:

•	in Durango State in North Central Mexico
•	in the Sierra Madre Silver Belt
•	82 km northeast of Durango City
•	within the municipality of Panuco de Coronado between the towns of Panuco de Coronado and San José de Avino
•	on the eastern edge of the Sierra Madre Occidental mountain range
•	at latitude N 24° 53', longitude W 104° 31'
•	at approximately 14 km northwest of Highway 40D.

The Property is situated as illustrated in Figure 4.1 and Figure 4.2.

4.2          1968 – 2001 OWNERSHIP  –  AVINO  MINES  AND  RESOURCES  LTD.

In 1968, Avino Mines and Resources Ltd. acquired a 49% interest in CMMA and Minera San José de Avino SA, which together held mineral claims totalling 2,626 ha (6,488 ac). Avino Mines and Resources Ltd. retained Vancouver based Cannon-Hicks & Associates Ltd. (Cannon-Hicks), a mining consulting firm, to conduct the exploration and development of the Property. Cannon-Hicks exploration activities included surface and underground sampling and diamond drilling (VSE 1979).

In early 1970, the company signed a letter of intent with Denison Mines Ltd. for the future development of the Avino Mine. However, the agreement was never signed.

In May 1970, Avino Mines and Resources Ltd. signed a formal agreement with Selco Mining and Development (Selco), a division of Selection Trust Company. Due to other commitments, Selco abandoned its interest in the Project in 1973 (VSE 1979).

Avino Silver & Gold Mines Ltd.	4-1
Technical Report on the Avino Property

In October 1973, Avino Mines and Resources Ltd. signed a new agreement with S.G.L. Ltd. and Sheridan Geophysics Ltd. Under the terms of the agreement, S.G.L. Ltd. was to provide up to $500,000 plus the management to erect a production plant. The agreement provided for the return of the capital from first cash flow, plus a management fee and interest payment together with an option to convert a portion of the advanced funds to common shares. The agreement with S.G.L. Ltd. was terminated in mid-1976.

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Technical Report on the Avino Property

4.3          MINERAL  CONCESSIONS  AND AGREEMENTS

The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha (Figure 4.3). Of these, 22 mineral concessions totalling 1,005.104 ha, are held by CMMA (Avino’s Mexican subsidiary company), Promotora Avino SA de CV, and Susesion de la Sra. Elena del Hoyo Algara de Ysita. Ownership proportions and mineral concessions are summarized in Table 4.1 and Table 4.2, respectively.

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Technical Report on the Avino Property

Table 4.1       Summary of Property Ownership

Company	Relationship to Avino Silver and Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
CMMA	Subsidiary	96.60
Promotora Avino, S.A. de C.V.	Subsidiary	2.68
Total Effective Ownership of Avino Mine Property	-	99.28
Estate of Ysita	Non-controlling interest	0.72
Total	-	100.00

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Technical Report on the Avino Property

Table 4.2      Mineral Concessions – Avino Property

Concession	Concession		Hectares	Date	Expiration	Cost	Payment
Name	No.	Location	(ha)	Acquired	Date	(US$/ha)	(US$)
Ampliacion San Gonzalo	191837	Panuco	5.850	19/12/1991	18/12/2041	124.74	729.67
Ampliacion La Malinche	204177	Panuco	6.010	18/12/1996	17/12/2046	124.74	749.72
El Potrerito	185328	Panuco	9.000	14/12/1989	13/12/2039	124.74	1,122.66
La Malinche	203256	Panuco	9.000	28/06/1996	27/06/2046	124.74	1,122.66
San Gonzalo	190748	Panuco	12.000	29/04/1991	28/04/2041	124.74	1,496.88
Yolanda	191083	Panuco	43.458	29/04/1991	28/04/2041	124.74	5,420.91
Agrupamiento (San Jose)	164985	Panuco	8.000	13/08/1979	12/8/2029	124.74	997.92
Agrupamiento San Jose (El Trompo)	184397	Panuco	81.547	13/10/1989	12/10/2039	124.74	10,172.12
Agrupamiento San Jose (Gran Lucero)	189477	Panuco	161.468	5/12/1990	4/12/2040	124.74	20,141.57
Agrupameinto San Jose (Purisma Chica)	155597	Panuco	136.708	30/09/1971	29/09/2021	124.74	17,052.91
Agrupamiento San Jose (San Carlos)	117411	Panuco	4.451	5/2/1961	16/12/2061	124.74	555.16
Agrupamiento San Jose (San Pedro Y San Pablo)	139615	Panuco	12.000	22/06/1959	21/06/2061	124.74	1,496.88
Aguila Mexicana	215733	Panuco	36.768	12/3/2004	29/06/2044	70.88	2,606.12
Avino Grande Ix	216005	Panuco	19.558	2/4/2002	1/4/2052	70.88	1,386.24
Avino Grande Viii	215224	Panuco	22.882	14/02/2002	13/02/2052	70.88	1,621.85
El Caracol	215732	Panuco	102.382	12/3/2002	28/04/2044	70.88	7,256.84
Fernando	205401	Panuco	72.129	29/08/1997	28/08/2047	124.74	8,997.33
La Estela	179658	Panuco	14.000	11/12/1986	12/12/2036	124.74	1,746.36
Los Angeles	154410	Panuco	23.713	25/03/1971	24/03/2021	124.74	2,957.96
Negro Jose	218252	Panuco	58.000	17/10/2002	16/10/2052	70.88	4,111.04
San Martin De Porres	222909	Panuco	30.000	15/09/2004	14/09/2054	70.88	2,126.40
Santa Ana	195678	Panuco	136.182	14/09/1992	13/09/2042	124.74	16,987.38
Total	-	-	1,005.104	-	-	-	-

Note:  Concession “La Platosa” is not included because it is not held by Avino.

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Technical Report on the Avino Property

On February 18, 2012, through its subsidiary company CMMA, Avino re-entered into an agreement (the Agreement) with Minerales, whereby Minerales has indirectly granted to Avino the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino vein and ET Zone.

Pursuant to the Agreement, Avino has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, Avino must pay to Minerales the sum of US$250,000, by the issuance of common shares of Avino. Avino will have a period of 24 months for the development of mining facilities.

Avino has agreed to pay to Minerales a royalty equal to 3.5% of NSRs, at the commencement of commercial production from the concession. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 t, then Avino must pay to Minerales in any event a minimum royalty equal to the applicable NSR royalty based on processing at a minimum monthly rate of 15,000 t. In the event of a force majeure, Avino shall pay the minimum royalty as follows;

●	first quarter: payment of 100% of the minimum royalty

●	second quarter: payment of 75% of the minimum royalty

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Technical Report on the Avino Property

●	third quarter: payment of 50% of the minimum royalty

●	fourth quarter: payment of 25% of the minimum royalty

●	in the case of force majeure still in place after one-year of payments, payment shall recommence at a rate of 100% of the minimum royalty and shall continue being made as per the quarterly schedule.

Minerales has also granted to Avino the exclusive right to purchase a 100% interest in the concession at any time during the term of the Agreement (or any renewal thereof), upon payment of US$8 million within 15 days of Avino's notice of election to acquire the Property. The purchase would be completed under a separate purchase agreement for the legal transfer of the concession. This agreement replaces all other previous agreements.

During the month of May of each year, Avino must file assessment work made on each concession for the immediately preceding calendar year. During the months of January and July of each year, Avino must pay in advance the mining taxes which are based on the surface of the concession and the number of years that have elapsed since it was issued.

Consistent with the mining regulations of Mexico, cadastral surveys have been carried out for all the listed mineral concessions as part of the field staking prior to recording (Slim 2005d). It is believed that all concessions are current and up to date. Mineral concessions in Mexico do not include surface rights. Avino has entered into agreements with communal land owners (Ejidos) of San Jose de Avino, for the temporary occupation and surface rights of the concessions.

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Technical Report on the Avino Property

5.0       ACCESSIBILITY,  CLIMATE,  LOCAL  RESOURCES,  INFRASTRUCTURE  AND  PHYSIOGRAPHY

5.1          ACCESSIBILITY

The Property is easily accessible by road and is an important part of the local community from which skilled workers are available. Access is provided by Highway 40, a four-lane highway leading from Durango, past the airport and on to the city of Torreon in Coahuila. Successive turn-offs for the Property are at Francisco I Madero, Ignacio Zaragoza, and San Jose de Avino (Slim 2005d). The Avino mineral concessions are covered by a network of dirt roads which provide easy transport access between the San Gonzalo deposit and the mill at the main Avino Mine (Gunning 2009).

5.2          CLI MATE  AND  PHYSIOGRAPH Y

The climate is temperate and semi-arid.  In the region, the mean annual rainfall is 580.6 mm and the average annual temperature is 16.9°C.  July and January average temperatures are 21.8°C and 11.3°C, respectively (www.worldclimate.com – Durango).  The majority of the rainfall occurs between June and September. In the winter months, frost can occur.

Vegetation is sparse and consists of shrubs and grasses typical of the high desert. The average elevation of the Property is approximately 2,200 masl.  Local relief is estimated to be roughly 100 m ranging from the bottom bench of the tailings to the top of the open pit.  Exploration, development, and mining activities may take place throughout the year.

5.3          LOCAL  RESOURCES  AND  INFRASTRUCTUR E

The history of operations at the Avino Mine provides ample evidence of the sufficiency of infrastructure and services in the area.  Durango is a major mining center in Mexico where experienced labour and services can be obtained. Additionally, the two local towns of Panuco de Coronado and San Jose de Avino are where the majority of the employees lived while working at the mine when it was in operation.

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Technical Report on the Avino Property

The Property is connected to the local power grid, with a line capacity quoted at 4 MW. While water supply was found to be limiting in the past, Avino has taken the necessary steps to secure an adequate supply. To supplement the 1 Mm3 dam built by Avino in 1989, a well was drilled to the west of the mine site in 1996 to a depth of 400 m and is reported to have a water level at 40 m below the collar. From this, a pipeline connection has been installed to the mine. Additionally, CMMA, in cooperation with the government, has repaired a nearby government dam and raised the dam wall by 6 m. A pipeline to the mine has also been installed. This dam is shared with the population of Panuco de Coronado for their irrigation needs, as 60% for the mine and 40% for the town, with government setting the annual total take to which the percent sharing applies. Mine site water use was from a combination of underground mine drainage, recirculation from the tailings, and wells and dam with preference given to the mine site sources for which no water conservation charge was applicable. If not drawn for several days, the underground mine water needs to be treated for elevated acidity (Slim 2005d).

Since operations were halted in 2001, the plant has remained in a state of temporary closure under care and maintenance. Prior to 2001, the mill was configured to operate at 1,000 t/d. To accommodate material from the high-grade San Gonzalo Zone, an existing 250 t/d circuit was re-conditioned along with extensive upgrading and repairs throughout the rest of the mill. In the second half of 2010, Avino tested the newly refurbished mill by processing stockpiled material left behind from previous mining of the ET Zone. Milling of the copper-rich material was followed by more test milling using development material from San Gonzalo itself leading up to the bulk sample.

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Technical Report on the Avino Property

6.0       HISTORY

6.1          AVINO  MINE ,  1555 - 1968

The Avino deposit was originally discovered around 1555 by the Spanish conquistador, Don Francisco de Ibarra. In 1562, Francisco de Ibarra, was appointed governor of the newly formed province of Nueva Vizcaya, in the Viceroyalty of Nueva España (New Spain) and, in 1563, founded the town of Durango. Francisco de Ibarra led several expeditions in search of silver deposits in the region and is recognized as having established Minas de Avino, present day Avino Mine; San Martín, Durango; and Pánuco, Sinaloa. Mining operations at the Avino Mine are said to have commenced in 1562-1563 and have been in production until the early 1900s. Operations at the Avino Mine continued up to the onset of the War of Independence (1810) when operations were interrupted but continued through to the early 1900s.

In 1880, the mines were taken over by Avino Mines Ltd., a company controlled by American and English interests. With aid of new industrial technology the Avino mine developed into a more efficient mining operation. By 1908, Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest lixification smelters (Gallegos 1960; Bannon 1970; VSE 1977; Slim 2005d).

During the outbreak of the Mexican Revolution (1910), proceeds from the mine supplied funds to the revolutionary forces. Since much of the fighting occurred in and around Durango and the risk posed by brigands hiding in the mountains was high, the mine was abandoned in 1912.

Between 1912 and 1968, the mine was worked intermittently on a very small scale (Avino Annual Report 1980). Historical production from the Avino Mine during this period is not known..

6.2          SAN  GONZALO  DEPOSIT

Shallow workings from an old mine are present in the San Gonzalo vein. The history of the San Gonzalo deposit is not well known. The workings consist of small underground workings which were originally accessed by a five-level vertical shaft. These workings were sampled by M. Evans in 1954. The workings are not currently accessible and no attempts have been made to duplicate the results of the 1954 sampling. The limits of past workings have been taken from old maps but are assumed to be reasonably accurate (Gunning 2009).

Avino Silver & Gold Mines Ltd.	6-1
Technical Report on the Avino Property

7.0      GEOLOGICAL  SETTING  AND  MINERALIZATION

7.1          REGIONAL  GEOLOGY

The regional geology of the Property is quoted from Slim (2005d).

“The Avino mine lies in the Sierra de Gamon, on the east flank of the geological province of the Sierra Madre Occidental.  The area represents a geological window, with outcrops of andesite, rhyolites and trachytes of the Lower Volcanic series, which consists mainly of volcanic flows and sills, and tuffaceous layers, from 300 to 800 m thick.  The andesites outcrop over most of the window with the other rocks occurring more sparsely to the north.

Various evidence of the intrusion of a large monzonitic body into the pre-existing rock outcrop in different areas of the window exists in the form of dykes and small stocks, which appear to be linked to the origin of the Avino vein mineralization.  Other, post- mineral, andesitic and rhyolitic dykes outcrop in various areas, causing minor structural displacements; a number of thin basalt sills found in various parts of the window, demonstrate recent volcanism.

Higher areas of the Sierra Madre, which surround the zone, are composed of rhyolites and ignimbrites of the Upper Volcanic Series, with thicknesses approaching 1,500 m.

The Avino district has been affected by a number of tectonic events, some possibly related to the Laramide Revolution, while others appear to be associated with subsequent events, both extrusive and intrusive, causing the formation of various systems of pre-mineral faulting.  These fault systems usually displace the pre- existing rocks normally, and generally strike NW-SE. Additional tensional forces produced other normal fault systems, striking NE-SW, and dipping towards the south.

Faulting subsequent to mineralization has produced displacements of the various window blocks, leading to the present rough topography.  One of the most significant regional features of the district is the Avino Fault which strikes NW 20° SE and dips SE and appears to cut off the mineralization, and places in contact the Upper and Lower Volcanic series within the geological window.”

Avino Silver & Gold Mines Ltd.	7-1
Technical Report on the Avino Property

7.2          PROPERTY  GEOLOGY  AND  MINERALIZATION

The Property geology is summarized from Paulter (2006).

Regionally, the Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low sulphidation epithermal veins, breccias, stockwork and silicified zones, grading into a “near porphyry” environment, particularly in the Avino Mine area. The caldera has been uplifted by regional north trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence (a favourable host rock) within the caldera. This sequence is overlain by rhyolite to trachytes with extensive ignimbrites forming the upper volcanic sequence and intruded by monzonite bodies. The basal andesite conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalope, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito and Yolanda areas. A northerly trending rhyolite dyke, probably a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low temperature vein system, with significant widths but overall low precious metal values, trends north-northwest, similar to the rhyolite dyke with similar continuity across the Property. The two structures may occupy deep crustal faults that controlled volcanism and mineralization, with the rhyolite dyke structure controlling the emplacement of the Avino, Nuestra Senora and El Fuerte-Potosina volcanic centres and the Aguila Mexicana controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres.

Silver- and gold-bearing veins cross-cut the various lithologies and are generally oriented north northwest-south southeast and northwest-southeast (Figure 7.1 and Figure 7.2). The rocks have been weathered and leached in the upper sections, as a result of contact with atmospheric waters. The oxide tailings material is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings. In Mexico, these types of deposits can have large lateral extents, but can be limited in their vertical content of grades.

In the oxide zone, mineralization is primarily hosted by the minerals argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold, and native copper. Other minerals present in mineralized areas, but not hosting the metals of interest, include hematite, chlorite, quartz, barite, pyrite, arsenopyrite and pyrrhotite. Malachite, anglesite and limonite are common in the quartz zones of the weathered parts of the oxide material.

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Technical Report on the Avino Property

Source:  Modified after Gunning (2009)

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Technical Report on the Avino Property

571200 E
571600 E
572000 E
572400 E
572800 E
2714600 N
2714200 N
2713800 N
N
LEGEND
Monzonite intrusives
Latite intrusives
Aguila Mexicana stockwork
Avino vein type
San Jorge vein type
Aguila Mexicana vein system
San Gonzalo vein system
Graben fault - inferred from geophysics
Major fault/lineament - from aerial photography
Minor fault/lineament - from aerial photography
Structural zones controlling principle zone of San Gonzalo veins
WNW-ESE trending structures controlling inflections of San Gonzalo veins
SAN GONZALO VEIN
SANTIAGO VEIN
AGUILA MEXICANA VEIN
LOS ANGELES
CHIHUAHUA VEIN
Metres
0 100 200 300 400
06/06/2012 KW
TETRA TECH
WARDROP

Source:  Modified after Gunning (2009)

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Technical Report on the Avino Property

7.2.1       AVINO  VEIN

The Avino vein is 1.6 km long and 60 m wide on the surface. To date, the deepest level accessed was at the 2,070 m level (330 m below surface).

Geology and mineralization of the Avino vein are summarized from Slim (2005d).

The Avino vein is the most striking and important example of the epithermal mineralization of the district whose structures are normally weathered and leached in their upper section as a result of contact with atmospheric waters producing a band of oxide minerals and zones of supergene enrichment to a depth of about 70 m.

In the oxide band the common minerals encountered are hematite, limonite, anglesite and copper carbonate in white or green, somewhat chloritized, quartz zones. The common primary and secondary minerals encountered are argentite, bromyrite, chalcopyrite, chalcocite, galena sphalerite, bornite, native silver, free gold, and native copper. Other minerals present in mineralized areas include quartz, pyrite, chlorite, barite, arsenopyrite, pyrrhotite and specularite.

Higher silver values, which appear to be found at or near the surface, are reported to decrease generally with depth, except at vein intersections, where higher values are more persistent. The same can be said for gold, although the higher values start just below the onset of silver mineralization, at or near the surface. In contrast, while higher copper values also coincide with the vein intersections, they may increase with depth.

The Avino vein has been followed longitudinally for more than 1,300 m and 600 m vertically; it strikes east-west and north 66° east, dipping to the south and southeast 60 to 70°. Steeply dipping, acicular high grade zones within the vein and stock-work zones are frequently found in the upper part of the vein, as well as at its intersections with a number of lateral veins. An example of a higher grade area of mineralization encountered with major lateral vein intersecting the Avino was the El Hundido, which exceeded 40 m in thickness. In the lower areas of the vein and mine, mineralized cross-veins, branch-veins, and stockwork zones have been found in the footwall at San Luis and at El Hundido, and assumed to persist with depth. The hanging wall of the Avino vein is andesite, while the footwall is a monzonite intrusive with andesite sections. A post-mineral fault parallel with the vein occurs in the hanging wall, at a distance of several metres in the area of San Luis, while in the central part of El Hundido, this fault is located virtually at the contact with the vein, remaining in this position for a length of about 300 m, up to the area of Santa Elena and San Antonio. From that point, and proceeding toward the El Chirumbo Mine, this fault cuts the vein between the face at San Carlos to the face exposed at the underground ramp. The fault then enters the footwall where it remains until a point about 30 m east of the west face of the Chirumbo area, producing a downward displacement of the vein of between 50 to 100 m.

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Technical Report on the Avino Property

At Chirumbo, the fault virtually replaces the vein due to strong washing away and leaching resulting from the action of circulating water on the gouge. On the east face at Chirumbo, the fault again enters the hanging wall; in this zone the vein is composed of branches and stockwork and to the east criss-crosses from side to side.

The deposit is epithermal and made up of veins and dependent stockwork structures, mainly in the hanging wall and often associated with vein intersections. Four vein systems have been described which, in decreasing order of importance, are:

●	system striking east-west, dipping southward at 60 to 70°, this includes the Avino Vein, the most important regional structure, including its possible extension in the Cerro de San Jose

●	system striking north 60 to 70° west, dipping 60 to 80° southwest, comprising the following important veins: El Trompo, San Juventino, San Jorge, Platosa, Los Reyes, Potosina, El Fuerte, and Conejo

●
system striking north 20 to 30° west, dipping between 60 to 80°, either southwest or northeast, comprising the following significant veins: San Gonzalo, Aguila Mexicana, and La Calcita, as well as the Stockwork La Potosina, and the Stockwork El Fuerte

●	systems striking north 60 to 80° east, dipping 60 to 80° southeast, comprising the: Santiago, Retana, Nuestra Senora, and San Pedro and San Pablo veins

Alteration has been reported in three forms. The Propylitic form is the most common in the andesites to which it imparts a greenish tint to the andesite whereas the Argillaceous appears mainly in the upper parts of the veins and manifests itself as a whitening of the country rock from the alunite and montmorillonite whitish clays. Silicification, chloritization, and pyritization alterations are seen in the hanging wall and footwall, being more prominent closer to the vein.

7.2.2       SAN  GONZALO  VEIN

The San Gonzalo vein system constitutes a strongly developed vein system over 25 m across, trending 300 to 325°/80° northeast to 77° south. It is characterized by banded textures and open-space filling. The main vein has an average width of 2 m, but the silica-pyrite or iron oxide -sericite alteration with additional stock working extends across 300 m, south of the main San Gonzalo vein to the Los Angeles vein. The San Gonzalo vein appears to be related to the Los Angeles vein and the two are separated by a suspect offset fault (Figure 7.1 and Figure 7.2). The San Gonzalo is a typical narrow vein precious metal deposit with some erratic values and extends approximately 2 km to the northwest to the Santa Ana-Malinche area (Gunning 2009).

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Technical Report on the Avino Property

The Cerro San Jose-La Estella-San Gonzalo Cerro San Jose represents a distinct hydrothermal centre with similar characteristics to the Avino system which include the following (Paulter 2006):

●	topographic high

●	strong to intense silicification and brecciation

●	easterly trending stockwork system similar to the trend of the Avino vein

●	similar temperatures of formation to Avino

●	presence of an intersecting northwesterly trending vein system (la Estella at San Jose and San Juventino at Avino

●	emplacement along a northerly trending deep crustal fault zone (defined by the Aguila Mexicana Vein at Cerro San Jose and the rhyolite dyke at Avino.

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Technical Report on the Avino Property

Note:      brown = Phase 2 (sulphide), blue = Phase 1.2 (oxide), yellow = Phase 1.1 (oxide)

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Technical Report on the Avino Property

Note:      brown = Phase 2 (sulphide), blue = Phase 1.2 (oxide), yellow = Phase 1.1 (oxide)

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Technical Report on the Avino Property

8.0       DEPOSIT  TYPES

Regionally, the Property is situated within a 12 km x 8.5 km caldera, which hosts numerous low- to intermediate-sulphidation silver-gold epithermal veins, breccias, stockwork and silicified zones, grading into a “near porphyry” environment, particularly in the Avino Mine area.

The historic mining on the Property was on the Avino vein, a silver-gold-copper rich epithermal vein. The San Gonzalo vein, however, does not contain appreciable amounts of copper and is more equivalent to the other silver ±lead zinc deposits of the Sierra Madres.

Low sulphide contents, quartz-adularia-sericite alteration mineralogy, and a lack of extensive wall-rock alteration commonly characterize the low-sulphidation vein systems. High-sulphidation vein systems, conversely, are commonly characterized by sulphur saturation leading to the presence of native sulphur and sulphide minerals, quartz-alunite alteration, and extensive wall-rock alteration. The Mexican silver deposits are usually within the intermediate sulphidation range, rather than at one of the end member classifications.

In Mexico, and particularly within the Mexican Silver Belt, these types of deposits can have large lateral extents, but may be limited vertically. There are many silver-gold mines in Mexico, some of which form large mining districts, and others which exploit multiple veins over limited vertical horizons which are sometimes only 100 m in depth (Gunning 2009).

On the Property, the oxide tailings have been predominantly sourced from earlier open pit operations and the sulphide tailings have been predominantly sourced from later underground workings.

Avino Silver & Gold Mines Ltd.	8-1
Technical Report on the Avino Property

9.0       EXPLORATION

All known exploration work conducted by Avino since the Property was acquired in 1968, which is considered to be material, is summarized in this section. Work conducted prior to 2005 is summarized from Slim (2005d).

9.1          EARLY  EXPLORATION  (PRIOR  TO  MINE  CLOSURE),  1968 - 2001

Exploration on the Property has been ongoing since before production commenced in 1976, and the majority of the work focused on the main Avino vein and surrounding area. The following is a summary from Slim (2005d) which outlines the significant exploration work conducted either by Avino, or on behalf of Avino, until the mine closed in 2001.

Pre-production exploration carried out by CMMA and others, covered 2,500 m of drifting and cross-cuts, as well as 8,000 m of surface and underground diamond drilling. Included was extensive rehabilitation including connecting three of the old— possibly pre-1900—underground mine workings for which Selco was involved.

In 1970, a contract was signed with Selco, who spent more than $US1 million in exploration and feasibility studies before returning the Property back to CMMA in 1972, reportedly because of low metal prices. The majority of the documentation examined covered feasibility work and was related to investigations of old underground workings that were likely developed in the late 1800s. A contract was signed in October 1973 with S.G.L. Ltd. and Sheridan Geophysics Ltd., under which a new 500 t/d plant was completed in May 1974.

Since 1992 exploration in/for the mine has been limited to traditional underground mine development with associated sampling and planning for production feed. In the late 1990s it appears that development was not kept up as monthly reports seen showed decreasing historical reserve allocations for production and mill feed.

The only recorded property exploration, apart from limited prospecting, is documented in the 1993 report by Servicios Administratos Luismin, SA de CV, the engineering branch of Cía Minera de San Luis Exploration. The study reported on detailed analysis and sampling of the then known showings on the Property with the emphasis on the Avino vein and Potosina/El Fuerte area. The extensive underground sampling programme carried out by Luismin provided later direction for underground mining. The report made recommendations for follow-up for drilling and underground development for the main Avino vein, as well as trenching and drilling recommendations for the Potosina/El Fuerte area. It is believed that these recommendations were never implemented for the prospective areas. Additionally, the report included a property scale geological mapping and lithogeochemical sampling programme which was contoured and coloured for gold, silver, copper, lead, znc, arsenic, antimony and mercury.

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Technical Report on the Avino Property

Other notable observations from the study include the following;

•
All mineralization, with the exception of the Nuestra Senora and Potosina/El Fuerte area radiate outwards in a west to north-west direction from the Cerro San Jose.  The latter being a silicified and, in part, a hornsfelsed body of volcanic rock probably overlying an intrusive stock, which could have been the source of most of the Property mineralization.

•
Mineralization in all radiating structures is described as being strongest 2 to 3 km from Cerro San Jose.  This resembles many of the gold deposits in Nevada where the source of mineralization is a near surface acid-intrusive but with mineralized bodies lying 1 to 5 km away along high angle faults.

•	The two strongest and widest structures appear to be the Avino and Aguila Mexicana veins.

•
The Avino vein has three main mineralized zones—San Luis, El Trompo (La Gloria/Hundido) and Chirumbo areas—which rake to the west and are open at depth.  While silver values decrease with depth, gold appears to increase.

•	The existence of other mineralization cutting the Cerro San Jose mineralization in the Nuestra Senora and Potosina/El Fuerta areas could offer the potential for bulk mineable stockwork zones.

Assay values from outcrop sampling of surface mapped veins towards the San Jose hill ranged from lows of 2 g/t silver and trace gold over a true thicknesses from 0.1 to 2.3 m up to a high of 755 g/t silver with a corresponding 1.5 g/t gold over 0.45 m.

No systematic sampling, trenching or drilling on either the outcrops or the veins are known to have occurred during the program undertaken in 1993.

9.2          RECENT EXPLORATION  (POST M INE CLOSURE ),  2001-PRESENT

Since mine closure in 2001, Avino has intermittently conducted exploration work on the Property, with the intention of expanding and better defining known areas of mineralization.  Historic near-to-surface mining activities are being relied upon for guidance, and modern techniques are being employed to integrate, manage and interpret results. Included in the list of exploration activities is an induced polarization (IP) geophysical survey, 1,500 soil samples, satellite imagery, mapping, trenching, tailings investigations, bulk sampling, and underground channel sampling.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	9-2

9.2.1       TAILINGS  INVESTIGATIONS  (OXIDES),  2003  AND  2004

Two specific mineralogical assessments were conducted in 2003 and 2004 on samples from the tailings on the Property.  The purpose of the program was to provide data for independent investigation of the 1990 drilling results on the oxide tailings (discussed in Section 10.0) in terms of verifying assay grades and volumes, as well to examine the metallurgical characteristics of the material.  The results and implications of these findings are discussed further in Section 13.0.  The 2004 sample composites assays are given in Table 9.1 and sample locations are illustrated in Figure 9.1, relative to the drill fences of the 1990/1991 drillholes.

Table 9.1 2004 Sample Composites Assays

Area	Composite No.	Ag (ppm) Multi/ICP	Au (g/t) FA/AA
Lower Bench	1	82.03	0.34
	3	99.80	0.33
	5	134.08	0.53
	6	122.18	0.28
	7	103.88	0.31
	8	96.75	0.36
	9	105.28	0.33
	10	87.73	0.26
Middle Bench	1	83.40	0.48
	2	105.33	0.59
	3	78.83	0.42
	4	103.05	0.59
	5	72.55	0.40
	6	77.70	0.61

Note:      ICP – inductively coupled plasma
FA – fire assay
AA – atomic absorption

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	9-3

Source: Slim (2005d)

The following information regarding the 2004 sampling is summarized from Slim (2005d).

The 2004 tailings field-work was under the direction of MineStart, for the issuer. Excavation of the sample pits was under contract to Desarrollos Rod Construcciones a major Mexican company in civil and environmental engineering and construction. The company is based in the city of Durango.  There are no known links of this company with CMMA. Local casual labour were hired as needed.

Given the hydraulic deposition of the tailings, four important factors required examination: anomaly characteristics of the samples and total population, assay comparison by fence, examination of downstream decrease in assays and factors arising from the downstream construction.

Comparison of the 2004 assays with those from 1990 show consistency in assay values and provide confidence in the 1990 sampling and assaying program.

The preliminary investigations in 2003 showed the need for a sampling of the oxide tailings to validate the assay results of the 1990 drilling and to carry out metallurgical characterization, the latter requiring large samples.  In deciding on test pitting, the costs, timing and sample size were important.  Back hoes were available locally and could be mobilized within a few days whereas drills would have to be brought in from up to 500 km away and for minimum contracts in excess of the needs and with availability waits of then eight or more weeks.  Back-hoe sampling was chosen as the most suitable and expedient.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	9-4

The subsequent sampling exercise carried out in 2004, using shallow (4 m deep) backhoe trenches and hand-dug pits, represented a local corroboration of the previous sampling but cannot be considered to constitute a representative random sampling of the oxide tailings for the following reasons:

•	The positions of the sampling pits and trenches were not surveyed definitively, unlike the drillhole collars from the 1990 campaign and the sketch of the positions of the 2004.

•
Full sections through the tailings were not obtained and access was limited to the eastern portion of the oxide tailings, thus the sampling is vertically and laterally biased to represent only the topmost 4 m of the oxide tailings and the easternmost area.

The trench sampling material (Z-series) from the 1993 campaign is also likely to be non-representative as samples were taken in the surficial zone in the vicinity of the middle bench wall of the tailings heap, where cycloning of the material to aid the construction of the wall will have produced a significantly coarser material than in the rest of the tailings deposit.  Furthermore, these trench samplings also do not cover the full thickness of the upper (second) phase of the oxide tailings, so they cannot be considered fully representative of material, even on a local scale.

Consequently, it was decided to use only the drillhole assay data (excluding the Z- series trenches) from the 1990 campaign for the oxide tailings resource estimate (Section 14.2) as it represents unbiased vertical profiles through the oxide tailings and has positional control.

9.2.2       TAILINGS  SAMPLING  (SULPHIDES), 2005

Some sampling was carried out in 2005 by means of hand-dug pits on the “upper bench” of sulphide tailings.  The silver and gold values generally ranged from 40.0 to 100.0 g/t and 0.3 to 0.6 g/t, respectively.

9.2.3       UNDERGROUND CHANNEL SAMPLING OF SAN GONZALO V EIN, 2010

Avino conducted channel sampling across the San Gonzalo vein and select results are shown in Table 9.2. These channels were collected to provide guidance for the subsequent bulk sample program.

Table 9.2  Select Assay Results from Underground Channel Sampling of San Gonzalo Vein

Length Along Vein (m)	Width (m)	Au (g/t)	Ag (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)
21.04	2.83	1.146	394	3,580	3,112	502
27.24	2.41	1.231	342	4,999	2,202	442
11.37	1.61	1.752	532	9,651	1,1438	1,605

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	9-5

9.2.4       BULK  SAMPLE  PROGRAM  OF  SAN  GONZALO  VEIN , 2011

Avino completed a 10,000 t bulk sample program at the San Gonzalo deposit following a comprehensive review of the data and discussions with Tetra Tech.  The bulk sample feed grade was 261 g/t silver and 0.9 g/t gold. Silver and gold recoveries were stated to be 76% and 59%, respectively, and 232 dry tonnes of flotation concentrate were produced.  Results are summarized in Table 9.3.

Table 9.3  San Gonzalo Bulk Sample

	Weight (t)	Assay (g/t)		Contents (kg)		Contents (oz)		Recovery (%)
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.70	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.90	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.80	41	24

Note:	*These figures have been reconciled to the weighed feed tonnage and the final concentrate assays. They also have been rounded for clarity.

Underground channel sampling is currently being conducted on the San Gonzalo vein.  Results are shown in Table 9.4 (results current to May 14, 2012).

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	9-6

Table 9.4  Assay Results from Underground Channel Sampling of San Gonzalo Vein

Area	Strike Length (m)	Vein Average Width (m)	Individual Sample Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
North West of Cross Cut	4.33	2.70	-	0.95	289.00	0.08	0.23	0.02
	Including: L-60W		1.40	0.99	411.30	0.10	0.27	0.03
	L-62W		0.55	1.23	451.40	0.10	0.27	0.04
			0.65	0.68	305.30	0.06	0.44	0.05
			0.80	0.96	225.30	0.03	0.22	0.01
			0.35	0.70	382.30	0. 05	0.38	0.02
	13.28	2.77	-	0.70	146.00	0.34	0.40	0.03
	Including: L-51W		0.50	1.28	319.90	3.82	3.63	0.15
	L-54W		1.00	2.62	528.70	0.20	0.26	0.04
	L-55W		1.20	1.68	607.50	0.32	0.60	0.04
	L-57W		1.20	2.46	246.00	0.05	0.19	0.02
	L-58W		1.25	0.80	359.90	0.15	0.29	0.04
	7.50	1.53	-	0.13	34.00	0.12	0.61	0.03
	9.01	2.30	-	0.75	213.00	0.19	1.15	0.05
	Including: L-41W		0.90	1.01	225.40	0.28	3.18	0.03
			0.65	1.35	653.20	0.38	1.54	0.05
	L-44W		0.70	1.08	663.80	0.24	0.95	0.07
	L-45W		0.40	1.02	749.70	0.15	0.40	0.06
	15.33	2.02	-	0.38	42.00	0.12	0.31	0.02
	15.68	2.20	-	0.51	126.00	0.03	0.07	0.00
	Including: L-20W		0.55	0.70	339.90	0.16	0.03	0.06
	L-22W		0.50	2.96	2684.7	0.43	0.45	0.03
	L-24W		0.50	2.51	571.40	0.25	0.53	0.05
	L-27W		0.40	1.58	1377.0	0.28	1.07	0.05
	4.81	1.73	-	0.14	51.00	0.01	0.03	0.01
	Including: L-16W		0.50	1.32	706.00	0.23	0.34	0.07
	7.97	1.69	-	0.45	203.00	0.24	0.32	1.47
	Including: L-12W		0.50	1.10	1025.6	0.19	0.23	0.08
	16.99	1.23	-	0.37	58.00	0.32	0.42	1.38
	Including: L-6W		0.30	3.07	395.30	3.30	0.52	2.14
	L-7W		0.50	2.45	229.70	0.30	0.17	1.00

table continues….

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	9-7

Area	Strike Length (m)	Vein Average Width (m)	Individual Sample Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
South East of Cross Cut	15.08	1.60	-	0.51	90.00	0.09	0.38	0.09
	Including: L-6E		0.90	1.59	215.00	0.06	0.21	0.02
			0.90	2.70	445.00	0.01	0.20	0.01
	19.03	2.01	-	1.06	277.00	0.83	1.02	0.06
	Including: L-12E		0.70	1.76	4358.8	1.83	1.54	0.13
	L-14E		1.20	1.28	322.00	0.14	0.55	0.03
			0.80	3.54	460.00	0.19	0.61	0.05
	L-17E		0.40	6.04	219.00	6.02	12.27	0.31
			0.40	0.87	602.00	0.47	0.75	0.05
	L-20E		0.80	1.94	689.00	0.28	0.74	0.13
	L-21E		0.50	2.91	1756.9	0.44	0.96	0.10
	L-23E		0.40	3.37	2453.8	0.48	1.06	0.12
	8.21	1.85	-	0.21	34.00	0.25	0.68	0.01
	23.14	2.75	-	0.92	431.00	0.28	0.66	0.03
	Including: L-31E		0.70	0.91	527.00	0.18	0.74	0.02
	L-32E		0.95	2.06	1233.0	0.22	0.69	0.04
	L-33E		0.65	1.05	603.00	0.17	0.59	0.03
			0.55	2.61	2719.3	1.26	1.59	0.13
	L-34E		0.95	2.89	1635.0	0.79	1.28	0.04
	L-38E		0.60	1.56	1492.0	0.26	0.61	0.04
	L-39E		0.70	0.60	303.00	0.10	0.15	0.02
			1.10	2.29	1770.7	0.26	0.22	0.04
	L-41E		1.00	1.03	589.00	0.08	0.17	0.02
			0.20	0.37	676.00	0.18	0.41	0.03
	L-42E		0.60	1.43	1402.0	0.16	0.29	0.05
			0.80	2.11	1851.4	0.77	0.94	0.05
			0.90	2.56	1117.0	0.38	0.21	0.04
			0.40	1.92	4894.7	1.29	0.27	0.10
	L-43E		1.10	1.35	884.00	0.15	0.37	0.03
			0.65	6.40	5348.4	2.53	1.94	0.12
	6.00	1.96	-	0.24	72.00	0.66	0.32	0.04
	5.79	1.77	-	0.17	44.00	0.08	0.58	0.01

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	9-8

10.0     DRILLING

Drilling activities performed by Avino since acquisition of the Property are summarized in this section.  Drillholes on the San Gonzalo vein completed prior to 2009 are disclosed by Gunning (2009).

10.1        EARLY  DRILLING  (PRIOR  TO  MINE  CLOSURE ),  1968-2001

10.1.1     AVINO VEIN

Between 1968 and 2001, at least 25 diamond drillholes, ranging in length from 132.20 to 575.20 m, are reported to have been drilled from surface into the Avino vein.  Included in this total are 10 holes that were drilled by Selco in 1970 when they were re-habilitating some of the old underground workings to provide access for sampling (Slim 2005d).  No further information was available to Tetra Tech.

10.1.2    OXIDE  TAILINGS,  1990-1991

Between November 10 and December 5, 1990 and March 8 and May 30, 1991, Avino completed 6 trenches and 28 vertical drillholes in the tailings (Table 10.1) along 7 fences at a spacing of roughly 50 m x 50 m (Figure 10.1) (Benitez Sanchez 1991).  Drilling was carried out transversely to the drainage pattern of the underlying oxide tailings.  Cut at 1 m vertical increments, 461 samples were assayed for silver and gold at the mine assay lab and occasional moisture contents were reported. Assay results are provided in Table 10.2. It is this dataset that was used for the resource estimate calculation described in Section 14.2 (excluding the Z-series trenches).

Table 10.1     Summary of 1990/1991 Holes

Hole ID	Easting	Northing	Elevation (m)	Assay Length (m)	Measured Length (m)
A1	570205.1	2712340	2,203.8	5.0	5.00
A2	570184.1	2712306	2,203.5	7.0	7.25
A3	570192.1	2712267	2,203.1	8.0	8.00
A4	570167.3	2712236	2,203.0	9.0	9.00
A5	570175.0	2712197	2,202.9	15.0	16.25
A6	570152.2	2712167	2,202.0	18.0	18.00
A7	570158.9	2712128	2,201.0	16.0	16.00
table continues…

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.1

Hole ID	Easting	Northing	Elevation (m)	Assay Length (m)	Measured Length (m)
A8	570149.5	2712094	2,200.4	8.0	8.00
Z1*	570197.0	2712411	2,218.3	9.0	9.50
Z2*	570176.0	2712365	2,217.8	16.0	16.00
Z3*	570165.0	2712317	2,216.7	13.0	13.25
Z4*	570153.0	2712269	2,216.7	13.0	13.50
Z5*	570142.0	2712221	2,215.7	13.0	13.00
Z6*	570135.0	2712175	2,214.7	14.0	14.00
B1	570131.9	2712365	2,217.1	10.0	10.00
B2	570114.1	2712318	2,216.7	19.0	19.25
B3	570100.9	2712268	2,216.4	26.0	26.75
B4	570079.2	2712207	2,216.1	23.5	23.50
B5	570081.9	2712140	2,214.3	18.0	18.00
C1	570084.7	2712383	2,217.6	8.5	8.75
C3	570076.5	2712354	2,217.1	15.0	15.00
C4	570049.0	2712250	2,216.1	24.0	24.00
C5	570028.4	2712164	2,216.0	14.0	14.00
C6	570016.6	2712117	2,216.4	10.0	10.00
D1	570029.3	2712373	2,217.6	13.0	13.00
D2	570017.6	2712329	2,216.7	19.0	19.25
D3	570002.6	2712273	2,217.6	19.5	19.50
D4	569961.5	2712167	2,215.9	6.0	6.00
E1	569976.8	2712369	2,216.5	13.0	13.25
E2	569959.7	2712311	2,216.1	18.5	18.50
E3	569952.3	2712267	2,215.8	12.0	12.00
F1	569935.8	2712401	2,216.4	18.5	18.50
F2	569926.1	2712364	2,216.1	16.0	16.00
F3	569915.4	2712324	2,215.8	15.0	15.00
*Trenches completed on the A1-A1’ section line, Figure 10.1.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.2

Figure 10.1 Plan View of 1990 Hole Locations

A1 - 1990 drill fence
1990 drill hole
Northings - m
Eastings - m
A1
A'
B
C
D
E
F
4900
4850
4800
4750
4700
4650
4600
4550
4500
4450
4400
9300
9400
9500
9600
9700
9800
9900

Source:  Slim (2005d); note: drillholes mislabeled along C-C’ line and C2-C5 on this map reflect C3-C6 in Table 10.1 and Table 10.2.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.3

Table 10.2     Assay Results from 1990/1991 Holes in Oxide Tailings

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
A1	0	1	1	103	0.2	A2	0	1	1	102	0.6
A1	1	2	1	95	0.75	A2	1	2	1	109	0.7
A1	2	3	1	98	0.8	A2	2	3	1	104	0.8
A1	3	4	1	100	0.8	A2	3	4	1	94	0.3
A1	4	5	1	104	0.8	A2	4	5	1	96	0.5
A3	0	1	1	191	0.6	A2	5	6	1	120	0.8
A3	1	2	1	108	0.5	A2	6	7	1	113	0.7
A3	2	3	1	106	0.45	A4	0	1	1	127	0.9
A3	3	4	1	98	0.15	A4	1	2	1	126	0.9
A3	4	5	1	107	0.3	A4	2	3	1	118	0.7
A3	5	6	1	103	0.3	A4	3	4	1	116	0.6
A3	6	7	1	100	0.4	A4	4	5	1	124	0.6
A3	7	8	1	98	0.15	A4	5	6	1	130	0.5
A5	0	1	1	114	0.5	A4	6	7	1	120	0.4
A5	1	2	1	104	0.75	A4	7	8	1	116	0.4
A5	2	3	1	127	0.6	A4	8	9	1	119	0.3
A5	3	4	1	127	0.7	A6	0	1	1	100	0.6
A5	4	5	1	114	0.8	A6	1	2	1	108	0.4
A5	5	6	1	119	0.55	A6	2	3	1	116	0.6
A5	6	7	1	124	0.75	A6	3	4	1	110	0.55
A5	7	8	1	118	0.8	A6	4	5	1	116	0.7
A5	8	9	1	149	0.8	A6	5	6	1	112	0.45
A5	9	10	1	121	0.55	A6	6	7	1	102	0.35
A5	10	11	1	113	0.5	A6	7	8	1	110	0.6
A5	11	12	1	112	0.5	A6	8	9	1	104	0.5
A5	12	13	1	113	0.7	A6	9	10	1	106	0.75
A5	13	14	1	103	0.15	A6	10	11	1	120	0.6
A5	14	15	1	99	0.1	A6	11	12	1	108	0.5
A7	0	1	1	115	0.6	A6	12	13	1	-	-
A7	1	2	1	111	0.5	A6	13	14	1	-	-
A7	2	3	1	108	0.55	A6	14	15	1	-	-
A7	3	4	1	110	0.6	A6	15	16	1	-	-
A7	4	5	1	108	0.5	A6	16	17	1	112	0.75
A7	5	6	1	103	0.45	A6	17	18	1	90	0.5
A7	6	7	1	105	0.8	A8	0	1	1	116	0.75
A7	7	8	1	94	0.5	A8	1	2	1	88	0.4
A7	8	9	1	116	0.75	A8	2	3	1	87	0.6
A7	9	10	1	104	0.6	A8	3	4	1	90	0.5
A7	10	11	1	99	0.5	A8	4	5	1	-	-
A7	11	12	1	105	0.6	A8	5	6	1	-	-
table continues…

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.4

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
A7	12	13	1	91	0.5	A8	6	7	1	102	0.75
A7	13	14	1	94	0.5	A8	7	8	1	111	0.8
A7	14	15	1	98	0.4	Z2*	0	1	1	115	0.71
A7	15	16	1	100	0.75	Z2*	1	2	1	67	0.5
Z1*	0	1	1	77	0.66	Z2*	2	3	1	87	0.57
Z1*	1	2	1	97	0.64	Z2*	3	4	1	104	0.71
Z1*	2	3	1	105	0.5	Z2*	4	5	1	167	0.36
Z1*	3	4	1	121	0.57	Z2*	5	6	1	113	0.3
Z1*	4	5	1	137	0.85	Z2*	6	7	1	121	0.56
Z1*	5	6	1	181	0.43	Z2*	7	8	1	94	0.5
Z1*	6	7	1	149	0.4	Z2*	8	9	1	111	0.62
Z1*	7	8	1	99	0.64	Z2*	9	10	1	88	0.6
Z1*	8	9	1	81	0.6	Z2*	10	11	1	129	0.5
Z3*	0	1	1	107	0.36	Z2*	11	12	1	110	0.45
Z3*	1	2	1	65	0.29	Z2*	12	13	1	-	-
Z3*	2	3	1	129	0.3	Z2*	13	14	1	100	0.45
Z3*	3	4	1	149	0.36	Z2*	14	15	1	-	-
Z3*	4	5	1	207	0.43	Z2*	15	16	1	-	-
Z3*	5	6	1	88	0.64	Z4*	0	1	1	69	0.44
Z3*	6	7	1	85	0.64	Z4*	1	2	1	65	0.44
Z3*	7	8	1	211	0.57	Z4*	2	3	1	113	0.48
Z3*	8	9	1	171	0.55	Z4*	3	4	1	115	0.45
Z3*	9	10	1	195	0.5	Z4*	4	5	1	113	0.45
Z3*	10	11	1	157	0.45	Z4*	5	6	1	109	0.8
Z3*	11	12	1	159	0.47	Z4*	6	7	1	91	0.75
Z3*	12	13	1	149	0.45	Z4*	7	8	1	117	0.87
Z5*	0	1	1	72	0.53	Z4*	8	9	1	104	0.47
Z5*	1	2	1	63	0.5	Z4*	9	10	1	105	0.47
Z5*	2	3	1	95	0.53	Z4*	10	11	1	144	0.5
Z5*	3	4	1	92	0.53	Z4*	11	12	1	151	0.56
Z5*	4	5	1	117	0.44	Z4*	12	13	1	140	0.5
Z5*	5	6	1	108	0.44	Z6*	0	1	1	82	0.56
Z5*	6	7	1	178	0.48	Z6*	1	2	1	51	0.4
Z5*	7	8	1	180	0.5	Z6*	2	3	1	88	0.42
Z5*	8	9	1	76	0.44	Z6*	3	4	1	94	0.42
Z5*	9	10	1	126	0.42	Z6*	4	5	1	95	0.45
Z5*	10	11	1	129	0.4	Z6*	5	6	1	103	0.45
Z5*	11	12	1	143	0.42	Z6*	6	7	1	188	0.6
Z5*	12	13	1	91	0.56	Z6*	7	8	1	222	0.68
B1	0	1.5	1.5	65	0.87	Z6*	8	9	1	110	0.37
B1	1.5	3	1.5	72	0.73	Z6*	9	10	1	111	0.37
table continues…

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.5

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
B1	3	4.5	1.5	95	0.65	Z6*	10	11	1	123	0.5
B1	4.5	6	1.5	184	0.83	Z6*	11	12	1	134	0.45
B1	6	7	1	116	0.71	Z6*	12	13	1	128	0.5
B1	7	8	1	77	0.46	Z6*	13	14	1	107	0.4
B1	8	9	1	73	0.53	B2	0	1.5	1.5	69	0.77
B1	9	10	1	47	0.35	B2	1.5	3	1.5	59	1.01
B3	0	2	2	57	0.71	B2	3	4.5	1.5	69	0.48
B3	2	4	2	70	0.71	B2	4.5	6	1.5	95	0.57
B3	4	6	2	94	0.79	B2	6	7.5	1.5	105	0.48
B3	6	8	2	93	1.21	B2	7.5	9	1.5	100	0.54
B3	8	9	1	102	1.28	B2	9	10	1	125	0.6
B3	9	10	1	116	0.67	B2	10	10.5	0.5	107	1.07
B3	10	11	1	91	0.65	B2	10.5	12	1.5	130	0.6
B3	11	13	2	88	0.67	B2	12	13	1	108	0.68
B3	13	14	1	129	0.47	B2	13	14	1	-	-
B3	14	15	1	91	0.47	B2	14	15	1	-	-
B3	15	16	1	92	0.63	B2	15	16	1	-	-
B3	16	18	2	114	0.3	B2	16	18	2	101	1.14
B3	18	20	2	83	0.3	B2	18	19	1	86	0.71
B3	20	21	1	96	0.91	B4	0	2	2	67	0.6
B3	21	22	1	106	0.76	B4	2	3	1	61	0.52
B3	22	23	1	93	0.76	B4	3	4	1	71	0.43
B3	23	24	1	92	0.91	B4	4	5	1	75	0.52
B3	24	25	1	94	0.52	B4	5	7	2	65	0.52
B3	25	26	1	92	0.43	B4	7	9	2	83	0.3
B3	26	26.4	0.4	127	0.78	B4	9	11	2	114	0.47
B5	0	1	1	78	0.88	B4	11	13	2	94	0.44
B5	1	2	1	64	0.44	B4	13	15	2	100	0.41
B5	2	3	1	55	0.44	B4	15	17	2	92	0.41
B5	3	4	1	57	0.44	B4	17	19	2	76	0.4
B5	4	5	1	83	0.5	B4	19	21	2	86	0.4
B5	5	6	1	97	0.48	B4	21	23	2	117	0.4
B5	6	7	1	103	0.6	B4	23	23.5	0.5	14	0.1
B5	7	8	1	91	0.5	C1	0	1	1	72	0.5
B5	8	9	1	135	0.81	C1	1	2	1	67	0.56
B5	9	10	1	92	0.51	C1	2	3	1	80	0.53
B5	10	11	1	157	0.88	C1	3	4	1	97	0.56
B5	11	12	1	128	0.73	C1	4	5	1	93	0.44
B5	12	13	1	81	0.44	C1	5	6	1	88	0.47
B5	13	14	1	86	0.68	C1	6	7	1	105	0.5
B5	14	15	1	83	0.68	C1	7	8	1	136	0.56
table continues…

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.6

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
B5	15	16	1	78	0.6	C1	8	8.5	0.5	81	0.56
B5	16	17	1	83	0.55	C4	0	1	1	68	0.5
B5	17	18	1	84	0.55	C4	1	2	1	70	0.62
C3	0	1	1	96	0.59	C4	2	3	1	60	0.5
C3	1	2	1	82	0.72	C4	3	4	1	72	0.5
C3	2	3	1	59	0.66	C4	4	5	1	67	0.56
C3	3	4	1	74	0.53	C4	5	6	1	55	0.41
C3	4	5	1	92	0.88	C4	6	7	1	61	0.31
C3	5	6	1	85	0.69	C4	7	8	1	87	0.5
C3	6	7	1	132	0.75	C4	8	9	1	86	0.56
C3	7	8	1	116	0.69	C4	9	10	1	82	0.44
C3	8	9	1	118	0.69	C4	10	11	1	83	0.31
C3	9	10	1	116	0.88	C4	11	12	1	90	0.56
C3	10	11	1	109	0.63	C4	12	13	1	97	0.56
C3	11	12	1	142	0.69	C4	13	14	1	93	0.5
C3	12	13	1	107	0.56	C4	14	15	1	105	0.44
C3	13	14	1	100	0.38	C4	15	16	1	94	0.69
C3	14	15	1	113	0.56	C4	16	17	1	94	0.66
C5	0	1	1	99	0.44	C4	17	18	1	83	0.5
C5	1	2	1	83	0.55	C4	18	19	1	119	0.62
C5	2	3	1	82	0.52	C4	19	20	1	-	-
C5	3	4	1	75	0.52	C4	20	21	1	75	0.53
C5	4	5	1	65	0.52	C4	21	22	1	85	0.69
C5	5	6	1	70	0.59	C4	22	23	1	42	0.38
C5	6	7	1	79	0.44	C4	23	24	1	17	0.23
C5	7	8	1	58	0.59	C6	0	1	1	84	0.63
C5	8	9	1	73	0.48	C6	1	2	1	62	0.59
C5	9	10	1	76	0.44	C6	2	3	1	70	0.66
C5	10	11	1	77	0.44	C6	3	4	1	68	0.52
C5	11	12	1	81	0.48	C6	4	5	1	65	0.48
C5	12	13	1	84	0.4	C6	5	6	1	70	0.37
C5	13	14	1	77	0.35	C6	6	7	1	91	0.55
D1	0	1	1	115	0.53	C6	7	8	1	75	0.5
D1	1	2	1	99	0.59	C6	8	9	1	104	0.44
D1	2	3	1	66	0.46	C6	9	10	1	97	0.44
D1	3	4	1	67	0.39	D2	0	1	1	81	0.59
D1	4	5	1	85	0.39	D2	1	2	1	85	0.48
D1	5	6	1	79	0.33	D2	2	3	1	74	0.55
D1	6	7	1	92	0.46	D2	3	4	1	83	0.55
D1	7	8	1	84	0.33	D2	4	5	1	83	0.52
D1	8	9	1	120	0.53	D2	5	6	1	80	0.52
table continues…

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.7

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
D1	9	10	1	76	0.39	D2	6	7	1	87	0.48
D1	10	11	1	74	0.53	D2	7	8	1	78	0.59
D1	11	12	1	142	0.46	D2	8	9	1	81	0.52
D1	12	13	1	104	0.33	D2	9	10	1	93	0.63
D3	0	1	1	84	0.4	D2	10	11	1	113	0.52
D3	1	2	1	94	0.44	D2	11	12	1	109	0.63
D3	2	3	1	63	0.4	D2	12	13	1	101	0.52
D3	3	4	1	90	0.59	D2	13	14	1	107	0.52
D3	4	5	1	85	0.44	D2	14	15	1	105	0.52
D3	5	6	1	91	0.44	D2	15	16	1	105	0.52
D3	6	7	1	88	0.52	D2	16	17	1	113	0.59
D3	7	8	1	81	0.44	D2	17	19	2	108	0.55
D3	8	9	1	75	0.4	D4	0	1	1	77	0.48
D3	9	10	1	170	0.81	D4	1	2	1	77	0.55
D3	10	11	1	185	0.77	D4	2	3	1	71	0.52
D3	11	12	1	177	0.59	D4	3	4	1	78	0.59
D3	12	13	1	130	0.37	D4	4	5	1	73	0.7
D3	13	14	1	119	0.37	D4	5	6	1	56	0.33
D3	14	15	1	84	0.4	E2	0	1	1	79	0.62
D3	15	16	1	115	0.37	E2	1	2	1	81	0.56
D3	16	17	1	78	0.29	E2	2	3	1	78	0.56
D3	17	18	1	107	0.37	E2	3	4	1	73	0.56
D3	18	19	1	120	0.37	E2	4	5	1	83	0.56
D3	19	19.5	0.5	22	0.22	E2	5	6	1	71	0.63
E1	0	1	1	88	0.45	E2	6	7	1	75	0.51
E1	1	2	1	90	0.46	E2	7	8	1	75	0.51
E1	2	3	1	62	0.46	E2	8	9	1	64	0.54
E1	3	4	1	74	0.46	E2	9	10	1	58	0.54
E1	4	5	1	70	0.38	E2	10	11	1	99	0.68
E1	5	6	1	77	0.38	E2	11	12	1	72	0.47
E1	6	7	1	58	0.45	E2	12	13	1	69	0.47
E1	7	8	1	62	0.5	E2	13	14	1	105	0.68
E1	8	9	1	70	0.38	E2	14	15	1	87	0.54
E1	9	10	1	67	0.38	E2	15	16	1	90	0.47
E1	10	11	1	84	0.45	E2	16	17.5	1.5	103	0.51
E1	11	13	2	80	0.48	E2	17.5	18.5	1	18	0.1
E3	0	1	1	78	0.45	F1	0	1	1	85	0.78
E3	1	2	1	91	0.61	F1	1	2	1	73	0.34
E3	2	3	1	82	0.61	F1	2	3	1	74	0.41
E3	3	4	1	91	0.4	F1	3	4	1	106	0.86
E3	4	5	1	93	0.38	F1	4	5	1	100	0.8
table continues…

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.8

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
E3	5	6	1	96	0.46	F1	5	6	1	80	0.31
E3	6	7	1	93	0.43	F1	6	7	1	105	0.47
E3	7	8	1	80	0.46	F1	7	8	1	95	0.4
E3	8	9	1	78	0.4	F1	8	9	1	77	0.43
E3	9	10	1	92	0.5	F1	9	10	1	78	0.43
E3	10	11	1	96	0.48	F1	10	11	1	101	0.69
E3	11	12	1	72	0.45	F1	11	12	1	71	0.47
F2	0	1	1	93	0.75	F1	12	13	1	71	0.47
F2	1	2	1	70	0.38	F1	13	14	1	90	0.29
F2	2	3	1	62	0.38	F1	14	15	1	65	0.5
F2	3	4	1	87	0.75	F1	15	16	1	86	0.57
F2	4	5	1	66	0.25	F1	16	16.5	0.5	44	0.57
F2	5	6	1	73	0.3	F1	16.5	17.5	1	52	0.55
F2	6	7	1	75	0.31	F1	17.5	18	0.5	71	0.5
F2	7	8	1	66	0.3	F1	18	18.5	0.5	59	0.5
F2	8	9	1	60	0.25	F3	0	1	1	80	0.49
F2	9	10	1	57	0.25	F3	1	2	1	84	0.51
F2	10	11	1	68	0.3	F3	2	3	1	82	0.46
F2	11	12	1	72	0.25	F3	3	4	1	82	0.46
F2	12	13	1	82	0.31	F3	4	5	1	79	0.32
F2	13	14	1	75	0.3	F3	5	6	1	82	0.35
F2	14	15.5	1.5	80	0.25	F3	6	7	1	78	0.46
F2	15.5	16	0.5	11	0.25	F3	7	8	1	92	0.39
-	-	-	-	-	-	F3	8	9	1	80	0.42
-	-	-	-	-	-	F3	9	10	1	90	0.33
-	-	-	-	-	-	F3	10	11	1	91	0.33
-	-	-	-	-	-	F3	11	12	1	61	0.33
-	-	-	-	-	-	F3	12	13	1	79	0.36
-	-	-	-	-	-	F3	13	14	1	82	0.36
-	-	-	-	-	-	F3	14	15	1	18	0.2
Note:    A statement regarding true width is irrelevant.
             *Trenches completed on the A1-A1 section line, Figure 10.1.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.9

10.2        RECENT  DRI LLING  (POST  MINE  CLOSURE ), 2001 TO PRESENT

10.2.1     AVINO VEIN (INCLUDING ET ZONE ) AND NEAR BY VEINS

Subsequent to the mine closing in 2001, Avino has drilled 32 holes below the 12 level where mining ceased.  Drilling has targeted the ET Zone in particular.  There were six holes in 2006, 12 holes in 2007, 8 holes in 2008, and 9 holes to date in 2012.  At the time of writing this report, the 2012 program was underway and a total of 34 drillholes had been planned, most of which target the ET Zone of the Avino vein.  Collar coordinates for all drillholes completed by Avino on the ET zone are provided in Table 10.3.  Assay results from these drillholes are provided in Appendix A; at the time of the effective date, not all assay results had been received for 2012 drilling.  A location map of Avino vein and ET Zone drillholes is provided in Figure 10.2.

Tecmin Servicios, S.A. de C.V., was contracted for the 2007 and 2008 drilling programs at the ET Zone of the Avino vein.  Since the Avino deposit strikes approximately east-west and dips at 60 to 70° to the south, holes are generally oriented from south to north at various bearings and dip angles in order to intersect the structure at a given depth.  Holes are drilled using Avino's own Longyear 44 core rig at thin wall NQ diameter.

Table 10.3     ET Zone and Avino Vein Drillholes from the 2006, 2007, 2008, and 2012 Drilling Programs

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
CH-06-03	338°	-50°	453.75	571013.103	2712795.971	2207.831
ET-06-04	340°	-50°	444.05	570500.623	2712467.735	2214.833
ET-06-03	339°	-48°	421.15	570456.800	2712361.155	2194.131
ET-06-02	340°	-50°	416.70	570336.888	2712308.808	2190.388
ET-06-01	337°	-55°	431.20	570270.788	2712261.821	2186.731
SL-06-01	0°	90°	219.15	569956.216	2712528.656	2241.677
ET-07-01	1°	-69°	298.60	570176.320	2712453.403	2222.362
ET-07-02	358°	-75°	311.90	570206.086	2712467.480	2223.718
ET-07-03	336°	-71°	349.50	570344.396	2712498.395	2226.029
ET-07-04	331°	-56°	318.70	570439.501	2712510.825	2226.037
ET-07-05	333°	-65.5°	351.50	570439.749	2712510.243	2226.058
ET-07-06	336°	-55°	320.05	570519.561	2712523.797	2224.829
ET-07-07	330°	-56.5°	304.85	570584.658	2712568.615	2230.451
ET-07-08	346°	-69°	399.70	570584.202	2712568.513	2230.501
ET-07-09	336°	-62°	328.55	570629.412	2712603.567	2235.417
ET-07-10	338º	-62°	308.65	570645.359	2712649.720	2244.991
ET-07-11	337°	-69°	329.80	570682.364	2712653.877	2241.000
ET-07-12	337°	-48°	284.70	570735.366	2712653.650	2234.321
ET-08-01	329°	-45°	221.45	570806.627	2712711.825	2236.043
ET-08-02	330°	-54°	234.50	570341.012	2712548.968	2243.505
ET-08-03	333°	-64°	265.10	570341.148	2712548.719	2243.511
ET-08-04	337°	-65°	358.65	570578.583	2712568.104	2230.503
ET-08-05	338°	-66°	371.10	570657.505	2712628.670	2239.836
ET-08-06	338°	-59°	292.45	570675.862	2712654.418	2242.885
ET-08-07	343°	-70°	174.40	570746.855	2712655.768	2233.997
ET-08-08	344°	-45°	269.05	570905.611	2712766.232	2226.686
ET-12-01	332°	-62°	288.15	570354.380	2712501.271	2226.333
table continues…

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.10

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
ET-12-02	335°	-53°	360.90	570506.662	2712472.036	2214.200
ET-12-03	335°	-61°	367.75	570506.958	2712471.402	2214.200
ET-12-04	335°	-64°	373.75	570544.123	2712496.768	2216.221
ET-12-05	336°	-62°	369.20	570566.087	2712507.602	2217.507
ET-12-06	336°	-70°	396.10	570589.400	2712523.122	2219.446
ET-12-07	336°	-64°	327.60	570678.266	2712593.838	2226.767
ET-12-08	336°	-72°	384.35	570678.266	2712593.838	2226.767
ET-12-09	336°	-72°	395.35	570646.036	2712555.096	2222.358
Note:  Datum: NAD 27

10.2.2    SAN GONZALO AND NEAR BY VEINS

At San Gonzalo, Avino drilled 40 holes in 2007, 6 in 2008, and 18 in 2011.  All holes were of NQ size core diameter and were completed using Avino’s Longyear 44 drill rig.  Additional holes also explored the nearby Guadalupe, San Juventino, San Lucerno, Mercedes, San Jorge, and Yolanda veins.

Results from the 2007 drilling program are disclosed in Gunning (2009).  According to Gunning (2009), the drill collars have been well marked by concrete monuments and the collars have been surveyed.  A check of the coordinates with a handheld global positioning system (GPS) revealed a possible 10 m constant error which may simply mean that all of the mine coordinates are not precisely UTM.  However, this could also indicate the existence of a small surveying error on the Property.

In 2011, a total of 69 holes totalling 9,943 m were drilled principally in the following locations: San Gonzalo (18 holes), La Potosina (9 holes), Guadalupe (23 holes), San Juventino (3 holes), San Lucero (5 holes), Mercedes (1 hole), San Jorge (3 holes), Yolanda (2 holes).  With the exception of the San Gonzalo vein, all of these locations are considered targets for further exploration.

Collar coordinates for all 2008 and 2011 drillholes completed by Avino on the San Gonzalo vein are provided in Table 10.4; 2007 drillholes are reported by Gunning (2009).  Assay results from these drillholes are provided in Appendix A.  A location map of drillholes on the San Gonzalo vein is provided in Figure 10.3.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.11

569400 E
569800 E
570200 E
570600 E
571000 E
2713200 N
2713800 N
2712400 N
N
RAMPA EL TROMPO
TALLER MECANICO
TALLER MEC
TANQUE DIESEL
NIVEL 2320
EL TROMPO
SAN JUVENTINO
NIVEL 5
OFICINAS
TALLER
CASETA
TIRO SAN LUIS
TIRO GENERAL
SOC. SAN JOSE
NIVEL 4
LABORATORIO
CONSULTORIO
PRESA DE JALES
SL-06-01
ET-07-01
ET-07-02
ET-06-01
ET-06-02
ET-06-03
ET-06-04
ET-06-01
Cía. Minera Mexicana de Avino, S.A. de C.V.
Avino Project
Durango, Mexico.
Exploration Department
Scale 1:2000
Date July/ 2012
Metres
0 100 200 300 400
06/20/2012 KW
TETRA TECH
WARDROP

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.12

571400 E
571800 E
572200 E
572600 E
2714400 N
2714000 N
2713600 N
N
Metres
0
100
200
300
06/20/2012 KW
TETRA TECH
WARDROP
Cia. Minera Mexicana de Avino, S.A. de C.V.
Avino Project
Durango, Mexico.
Survey SGTopoMap
Exploration Department
Scale 1:2000 m
Date July / 2012
Made by
Engineering Dept.
Checked by
Approved by
SG-11-10
SG-11-11
SG-11-09
SG-11-06
SG-11-18
SG-11-17
SG-11-12
SG-11-13
SG-11-14
SG-11-16
SG-11-04
SG-11-02
SG-11-01
SG-11-03
SG-11-07
SG-11-08
SG-11-05
SG-07-17
SG-07-16
SG-07-20
SG-07-32
SG-07-39
SG-08-05
SG-08-01
SG-07-13
ST-07-08
ST-07-09
ST-07-05
ST-07-04
ST-07-03
SG-07-07
SG-07-08
SG-07-05
SG-07-06
LA-07-01
LA-07-03
LA-07-05
SAN GONZALO VEIN
SAN JORGE VEIN

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.13

Table 10.4    Drillholes from the 2008 and 2011 Drill Programs at San Gonzalo

Hole ID	Azimuth (°)	Dip (°)	Depth (m)	Easting (m)	Northing (m)	Elevation (m)
SG-08-01	35	-51	210.05	571776.415	2713974.113	2314.347
SG-08-02	215	-57	269.05	571964	2714167.289	2335.147
SG-08-03	215	-70	331.95	571964.333	2714167.766	2335.066
SG-08-04	215	-63	269.95	572029.004	2714121.331	2342.889
SG-08-05	35	-55	475.25	571700.804	2713.892.936	2284.733
SG-08-06	48	-64	226.40	571679.024	2714136.877	2276.839
SG-11-01	215	-59	100.95	571980.871	2714009.383	2356.539
SG-11-02	215	-63	141.15	571995.078	2714030.101	2355.143
SG-11-03	215	-44	98.45	572019.777	2713993.539	2356.984
SG-11-04	212	-54	176.50	571968.893	2714078.899	2350.622
SG-11-05	40	-43	151.40	571891.963	2713831.629	2317.206
SG-11-06	189	-44	122.32	571732.204	2714379.254	2274.265
SG-11-07	30	-68	74.00	572030.359	2713946.137	2358.234
SG-11-08	37	-67	125.35	572042.808	2713887.654	2359.582
SG-11-09	181	-48	71.10	571585.291	2714365.845	2278.269
SG-11-10	201	-61	78.40	571239.671	2714538.276	2234.833
SG-11-11	201	-61	91.95	571329.342	2714396.589	2273.685
SG-11-12	218	-71	312.15	571811.037	2714287.811	2304.591
SG-11-13	218	-71	345.40	571846.515	2714257.547	2309.667
SG-11-14	209	-61	330.50	571939.429	2714213.596	2325.969
SG-11-15	211	-68	363.45	572029.832	2714171.948	2336.607
SG-11-16	209	-62	334.25	572091.997	2714173.294	2330.761
SG-11-17	210	-70	383.10	571836.06	2714336.012	2306.479
SG-11-18	218	-71	318.15	571765.298	2714320.555	2293.144

Note:  Datum: NAD 27

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	10.14

11.0     SAMPLE PREPARATION, ANALYSES, AND SECURITY

All information regarding sample preparation, analyses, and security that was available to Tetra Tech is summarized in this section.  Avino’s current on-site laboratory facility consists of sample preparation, crushing and pulverizing, a fire assay and an AA section.  However, the procedures and facilities used in 1990 to 1991 may be different from the current sample analysis procedures.

11.1        DRILLING  AND  TRENCHING  OF  OXIDE  TAILINGS,  1990-1991

The oxide tailings were sampled prior to institution of NI 43-101 and associated QA/QC requirements, and as such no QA/QC measures were utilized during the 1990-1991 program.  As a result, the resource estimate in Section 14.2 is all classified as Inferred.  Twenty-eight holes were drilled and six trenches completed, from which a total of 461 samples were collecting for assaying.  The analyses were completed in the on-site laboratory, which is described in Section 11.7 and was visited during the site visit, as summarized in Section 12.3.

11.2        TAILINGS  INVESTIGATIONS  (TEST  PITS IN OXIDET AILINGS ), 2004

The sampling method and approach adopted by Slim (2005d) on the test pits in the oxide tailings incorporated the following steps:

1. A backhoe was used to excavate sample pits to a depth of 4 m. Hand samples were taken at 1 m vertical increments from the sidewalls of each pit.

2. The sample mass collected from each sampling point generally amounted to between 2 and 5 kg.

3. The sampling program was ostensibly based on the 1990 CMMA sampling program. Fourteen sample pits were excavated to a depth of 4 m and generated 86 samples.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	11.1

The samples were air-freighted to PRA in Vancouver, British Columbia, from Durango, Mexico.  The samples had been initially bagged and sealed with identification tags attached.  The samples were allotted new identification numbers, and were subsequently un-bagged and dried.  The dry samples were individually mixed and blended, and then split into four one-quarter fractions as directed by Slim (2005d).  One fraction was used to determine the head grade assay, while another quarter was used to create composite samples used for the subsequent metallurgical test work program.  Instructions were followed with the compositing of the samples, and the test work program.  Excess sample was archived for future test work or analyses.  For analytical techniques employed during the test work program, the standard fire assay (with AA spectrophotometric finish) was initially used for the silver analyses.  However, this method is not very accurate for silver values of less than 100 g/t.  Subsequently, the inductively coupled plasma spectroscopy method (ICP- MS), which uses multi-acid digestion, was used for silver.  This method also resulted in analyses being obtained for other elements of interest (e.g. copper, zinc, lead, etc.).  The standard fire assay method was used for gold analyses.  Cyanide and lime concentrations were measured using standard titrametric methods.  Total sulphur was measured using a standard Leco furnace, and sulphide sulphur assays were measured using the standard wet chemical gravimetric analysis (Slim 2005d).

The PRA labs (part of Inspectorate labs) in Nevada and British Columbia are International Organization for Standardization (ISO) 9001:2008 certified full service laboratories.  Tetra Tech did not independently verify nor compare the results of the sampling program.

11.3        2007, 2008, AND  2011 DRILLING PROGRAM, SAN GONZALO

For the drilling programs at San Gonzalo, core is sawed at Avino's core storage facility at the secure mine site.  Samples of vein material, usually from a few centimeters to 1.5 m, are placed and sealed in plastic bags, which are collected by personnel from Inspectorate Labs in Durango at the mine site facilities. Samples are prepared in Durango, and pulps are sent to the Inspectorate facility in Sparks, Nevada for analysis.

Sample preparation in Durango involves the initial drying of the entire sample.  Two stage crushing is used to create a product which is at least 80% minus 10 mesh.  A Jones riffle splitter is then used to separate a nominal 300 g portion of the sample. This 300 g sub-sample is then pulverized to more than 90% passing a 150 mesh screen.  Inspectorate Labs states that they use sterile sand to clean the pulverizer between samples (Gunning, 2009).

Gold analyses are by 30 g fire assay with an AA finish. Silver, zinc, and lead are analyzed as part of a multi-element inductively coupled argon plasma package using a four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric.  Avino employs a rigorous quality control program that includes standardized material, blanks, and core duplicates. However, for the 2007 program, Avino did not perform any independent QA/QC and relied on the internal QA/QC procedures completed by the labs (Gunning, 2009).

Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	11.2

11.4       2006, 2007, 2008,  AND  2012 DRILLING  PROGRAMS , ET ZONE OF  THE  AVINO VEI N

Sample lengths of NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.  Gold and silver were analyzed by fire assay using aqua regia leach and AA finish. Other elements are reported from a 29 element ICP-MS package.  Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified full service laboratories.  Sample preparation and analysis and QA/QC procedures are as described in Section 11.3.

11.5       UNDERGROUND CHANNEL SAMPLING OF SAN GONZALO VEIN , 2010

Samples from channels cut across the San Gonzalo vein were assayed by Inspectorate Labs.  Samples were crushed and ground in Durango with pulps assayed in Richmond, British Columbia using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver.  Base metals were analyzed via aqua regia digestion and ICP-MS. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified full service laboratories.  Sample preparation and analysis and QA/QC procedures are as described in Section 11.3.

11.6       2011  BULK  SAMPLING PROGRAM , SAN GONZALO

For the 2011 bulk sampling program of San Gonzalo, samples were obtained from channels cut across the vein, and were assayed by Inspectorate Labs.  Samples were crushed and ground in Durango with pulps assayed in Richmond, British Columbia using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver.  Base metals were analyzed via aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified full service laboratories.

Samples from the 2012 underground channel sampling program at the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury.  Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals.  Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified full service laboratories.  Sample QA/QC procedures are as described in Section 11.3.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	11.3

11.7        AVINO LABORATORY

The Avino laboratory has fire assay, atomic absorption and sieving analysis equipment. Head grade assay data comparisons (Figure 11.1) suggest that recent gold assay results from the Avino laboratory are consistently slightly higher than those from the SGS laboratory in Durango. Silver analyses are similar overall, with slightly higher grades reported from the Avino laboratory at low silver values (below approximately 80 ppm) but with slightly lower grades reported at high silver values.

Figure 11.1     Head Grade Composite Assay Comparison for Gold and Silver Between the Avino and SGS Durango Laboratories (Jan to May 2012)

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	11.4

12.0    DATA VERIFICATION

12.1        DATABASE

Tetra Tech compiled the assay data used in the oxide tailings resource estimate by referring to original mine sections. Verification of this data is described in Sections 12.2.1 and 12.3. The 1:1,000 scale plans drafted for this exercise were scanned and used to verify the positions of the old drillholes. A transposition error on one collar elevation in mine coordinates was observed and subsequently corrected (drillhole E3 was incorrectly recorded at an elevation of 2,275 m, and was corrected to 2,257 m).

Avino provided the following formulae to convert the collar coordinate data from local mine grid coordinates to UTM coordinates:

●	local mine grid X + 560421.245 = X UTM

●	local mine grid Y + 2707618.312 = Y UTM

●	local elevation - 41.306 = elevation amsl.

Since the trenches (named with Z-series) from the 1990-1991 program represent incomplete surface sampling of an unrepresentative part of the pile (at the wall where the outlets for the hydraulic emplacement of the material were sited), these data were not used in the oxide tailings resource estimate.

12.2        ASSAY  VERIFICATION

12.2.1    1990/1991 DRILLHOLES IN OXIDE TAILINGS

The drillholes in the oxide tailings were completed prior to institution of NI 43-101 and related QA/QC requirements. The analyses were completed in the Avino Mine laboratory and no original assay certificates have been produced or preserved. The database and mine sections were therefore compared with the original hand-written data collected from the mine laboratory. These assay sheets from the mine laboratory show good agreement with the mine sections and resulting database used by Tetra Tech for estimation of the oxide tailings in Section 14.1. Tetra Tech verified 54% of drillholes in this database (15 of 28 drillholes) and 58% of both silver and gold assays (444 of 766 values) used for this estimation (excluding the Z-series trenches). Only two errors were noted in the database, as documented in Table 12.1, yielding an error incidence of less than 1%. An additional discrepancy noted during this verification exercise was a mistake in the hole number sequence along the C-C line on the original plan view map (Figure 10.1, Section 10). The original mine sections and assay sheets skip hole C2 and include the drillhole numbers C1 and C3 to C6, whereas the plan view map lists the C-series drillholes sequentially from C1 to C5. The database used for estimation matches the mine sections and original assay sheets, and therefore no hole C2 exists in the database. The original mine sections are provided in Appendix B. Also included in Appendix B are the original hand-written assay sheets for all drillholes that were verified (the assay sheets also includes assay data for other, unrelated material which was being processed around the same time as the oxide tailings material).

Avino Silver & Gold Mines Ltd.	12-1
Technical Report on the Avino Property

Table 12.1   1990/1991 Assay Database Errors

Hole	From	To
Number	(m)	(m)	Error
E2	14	15	Ag value entered as 97 g/t, should be 87 g/t
C4	18	19	Ag value entered as 119 g/t, should be 113 g/t

In order to verify the reliability of the assay data from the oxide tailings sampling, Tetra Tech collected numerous verification samples (as described in Section 12.3) with the goal of evaluating:

●	the presence and grade of silver and gold in the tailings

●	the reliability of the Avino Mine laboratory; to address this, the same samples were analysed at the mine as well as two external labs.

The QP opinion of the reliability of the 1990-1991 oxide tailings assays is discussed in Section 12.4.

12.2.2    DRILLING  ON  THE  SAN  GONZALO  AND  AVINO  VEINS

Drilling on the San Gonzalo vein prior to 2009 is disclosed in Gunning (2009) and is not addressed further here.

Assay results for drillholes on the Avino vein and post-2009 drilling on the San Gonzalo vein were verified by Tetra Tech. Original assay certificates from the external lab (SGS Durango) used for these analyses were compared against the data as reported by Avino (Appendix A). Tetra Tech verified all assay results for holes SG-11-13 to SG-11-17, and ET-12-01 to ET-12-09. For all metals in the database (gold, silver, copper, lead, zinc, and bismuth), error incidence was less than 1%. Table 12.2 documents those errors.

Avino Silver & Gold Mines Ltd.	12-2
Technical Report on the Avino Property

Table 12.2   2011-2012 Assay Database Errors

Hole Number	Sample Number	From (m)	To (m)	Error
ET-12-05	162686	345.10	345.50	Value entered as 4.8 g/t Au, should be 48.1 g/t Au;
				Value entered as 350 g/t Ag, should be 1,811.3 g/t Ag
ET-12-05	162687	345.50	345.80	Value entered as 2.8 g/t Au, should be 28.3 g/t Au
ET-12-02	162463	276.85	277.3	Value entered as 101.1 g/t Ag, should be 101.8 g/t Ag
ET-12-06	162720	Standard		Value entered as 1.02 ppm Pb, should be 10,200 ppm Pb
ET-12-05	162694	354.8	355.8	Value entered as 2,600 ppm Zn, should be 26,000 ppm Zn

It has been recommended that for estimation purposes, Avino record in the assay database half of the lower detection limit value for any samples that are below this limit.

In Tetra Tech’s opinion, the assay data from drillholes on the San Gonzalo and Avino veins is considered reliable according to industry standards.

12.3       SITE VISIT AND VERIFICATION SAMPLES

During a site visit conducted on June 7 and 8, 2012, QP Michael F. O’Brien visited the tailings heaps and verified the location of walls and the extent of the oxide and sulphide tailings. Mr. O’Brien also visited the Avino Mine laboratory, and observations related to the lab are presented in Section 11.7. Due to subsequent erosion and deposition, it was not possible to locate collar positions from the 1990/1991 drilling campaign. Mr. O’Brien supervised the collection of eight samples from the oxide tailings (3 to 4 kg each). The samples were collected from gulleys that had eroded into the tailings pile and provided a vertical section through the tailings. It is believed that while such samples cannot provide a statistically representative reflection of overall grade, they do provide some insight into the grade of the tailings near surface. The eight samples were each split into three separate sub-samples, which were submitted in turn to the Avino Mine laboratory together with SGS laboratories in Durango and Vancouver. These results are presented in Table 12.3. Assay certificates for results from the SGS Durango and Vancouver laboratories are provided in Appendix B.

Avino Silver & Gold Mines Ltd.	12-3
Technical Report on the Avino Property

Table 12.3   Results of Verification Samples

Avino Laboratory Results						SGS Durango Results						SGS Vancouver Results
Sample	Ag	Pb	Zn	Cu	Au	Sample	Ag	Pb	Zn	Cu	Au	Sample	Ag	Pb	Zn	Cu	Au
Number	(g/t)	(ppm)	(ppm)	(ppm)	(g/t)	Number	(g/t)	(ppm)	(ppm)	(ppm)	(g/t)	Number	(g/t)	(ppm)	(ppm)	(ppm)	(g/t)
162185	35	2,812	243	826	0.823	165019	44	2,660	421	907	0.626	165019	41	2,880	431	854	0.649
162188	47	2,125	292	848	0.907	165020	43	2,400	553	1,020	0.615	165020	42	2,640	559	997	0.647
162189	38	2,928	460	2,356	0.621	165021	39	2,660	751	2,610	0.587	165021	38	2,790	726	2,430	0.501
162190	70	8,298	498	993	0.653	165022	69	6,650	779	1,120	0.565	165022	67	6,690	791	1,060	0.490
162191	62	7,398	441	878	0.541	165023	58	7,540	868	1,030	0.505	165023	58	6,140	695	953	0.564
162192	85	8,821	724	951	0.770	165024	92	7,070	1,220	1,060	0.470	165024	79	6,850	1,100	1,000	0.510
162193	76	7,700	553	1,062	0.717	165025	73	8,260	1,250	1,230	0.533	165025	69	6,560	960	1,110	0.542
162194	57	5,689	791	523	0.452	165026	56	5,890	1,380	583	0.473	165026	52	5,530	1,340	569	0.365

Avino Silver & Gold Mines Ltd.	12-4
Technical Report on the Avino Property

Statistical analysis of the three sets of results demonstrates that there is good correlation between the three labs, as exhibited by linear comparison plots in Figure 12.1 to 12.5, and in correlation coefficient matrices in Table 12.4 to 12.8. Silver values performed excellently, as did two of the three base metals. Zinc values from the Avino lab came back lower than at the two SGS labs, but displayed the same trend.  As noted in Section 11.7, gold values from the Avino laboratory came back slightly higher than from the SGS labs. It should be noted that gold assays have a high intrinsic variance compared to other metals, hence the lower correlation numbers for those values, although they are well within normally expected variation. The variance and relative standard error (RSE) for each of the five metals are:

•      silver: variance = 12.43 (g/t)2, RSE = 3.01%
•      gold: variance = 0.011 (g/t)2, RSE = 9.16%
•      lead: variance = 440,534 ppm2, RSE = 5.24%
•      zinc: variance = 53,990 ppm2, RSE = 16.91%
•      copper: variance = 6,088 ppm2, RSE = 3.79%

Avino Silver & Gold Mines Ltd.	12-5
Technical Report on the Avino Property

Avino Silver & Gold Mines Ltd.	12-6
Technical Report on the Avino Property

Avino Silver & Gold Mines Ltd.	12-7
Technical Report on the Avino Property

Avino Silver & Gold Mines Ltd.	12-8
Technical Report on the Avino Property

Table 12.4    Correlation Coefficient Matrix for Silver Verification Sample Assays

	Avino Ag (g/t)	SGSD Ag (g/t)	SGSV Ag (g/t)
Avino Ag (g/t)	1	-	-
SGSD Ag (g/t)	0.96277345	1	-
SGSV Ag (g/t)	0.983831654	0.986131585	1

Note:    SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Table 12.5    Correlation Coefficient Matrix for Gold Verification Sample Assays

	Avino Au (g/t)	SGSD Au (g/t)	SGSV Au (g/t)
Avino Au (g/t)	1	-	-
SGSD Au (g/t)	0.611667722	1	-
SGSV Au (g/t)	0.807762905	0.702881055	1

Note:     SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Avino Silver & Gold Mines Ltd.	12-9
Technical Report on the Avino Property

Table 12.6    Correlation Coefficient Matrix for Lead Verification Sample Assays

	Avino Pb (ppm)	SGSD Pb (ppm)	SGSV Pb (ppm)
Avino Pb (ppm)	1	-	-
SGSD Pb (ppm)	0.948028863	1	-
SGSV Pb (ppm)	0.989227101	0.968924309	1

Note:      SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Table 12.7    Correlation Coefficient Matrix for Zinc Verification Sample Assays

	Avino Zn (ppm)	SGSD Zn (ppm)	SGSV Zn (ppm)
Avino Zn (ppm)	1	-	-
SGSD Zn (ppm)	0.940107312	1	-
SGSV Zn (ppm)	0.984417227	0.955066252	1

Note:       SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

Table 12.8    Correlation Coefficient Matrix for Copper Verification Sample Assays

	Avino Cu (ppm)	SGSD Cu (ppm)	SGSV Cu (ppm)
Avino Cu (ppm)	1	-	-
SGSD Cu (ppm)	0.998633837	1	-
SGSV Cu (ppm)	0.997829796	0.999129425	1

Note:       SGSD – SGS Durango Laboratory, SGSV – SGS Vancouver Laboratory

The sampling exercise did provide the opportunity to review the artificial sedimentary deposit that comprises the Avino oxide tailings and supported the previous assumptions of the tailings, such as regarding the oxide tailings as two superimposed units with slightly different chemical and particle size characteristics and pronounced horizontal continuity.  The source data and plans prepared more than 20 years ago after the initial drilling campaign were examined at the mine and found to be of professional standard and provide support for their use in the estimation of the oxide tailings.  The overall homogeneity of the material, horizontal continuity and relatively high confidence in the volume and tonnage, mitigate any uncertainty in the historical data set.

Avino Silver & Gold Mines Ltd.	12-10
Technical Report on the Avino Property

12.4        TETRA  TECH  OPINION

The drill dataset has been produced within a brownfield property.  That work has carried out by staff of the current issuer, which has owned the Property continuously since that time.

The identified grade pattern is similar in character to other tailings deposits, such as overall homogeneity and a pronounced horizontal continuity.

Verification samples taken by Mr. O’Brien have confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign, with a low silver bias consistent with the superficial position of the samples in the zone most likely to have suffered surface leaching.  The verification samples also confirm that the mine lab assays are not materially different from those of external labs.

While it has been difficult to verify the oxide tailings drill dataset, the fact pattern identified above suggests to Tetra Tech that it is reasonable to rely on the drill database to support the purpose of this technical report and a current mineral resource.

Avino Silver & Gold Mines Ltd.	12-11	1151920100-REP-R0002-04
Technical Report on the Avino Property

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

This section reviews and validates the metallurgical characterization and study which was generated by MMI (Slim 2005c), and reviews all the previous test reports and comments to establish the treatment process and the design criteria required for the recovery of silver and gold from the tailings resource.

13.1        A  METALLURGICAL  REVIEW

As mentioned above, the report by MMI (Slim 2005c) from July 2005 used the metallurgical results obtained and conclusions drawn by PRA (Huang 2003; Huang and Tan 2005) in their NI 43-101 document.  The revised and final report by MMI was dated October 2005 (Slim 2005d).

This section will review the available historical information as well as a review of the more comprehensive test program conducted by MMI at PRA, in 2003 and particularly in 2004.

13.1.1     A HISTORICAL EVALUATION OF THE OXIDE TAILINGS

In 1990, CMMA sampled the oxide tailings dam and calculated the tonnage and overall grade as shown in Table 13.1.  No metallurgical characterization tests were conducted on these samples.  In their report (Slim 2005d), MMI concluded that the CMMA data constituted a reasonable estimation of this tailings material as a resource and reported the following tonnages and metal grades in Table 13.1. These values are based on their calculations (see Section 17.0.).

Table 13.1     Oxide Tailings Dam Data

Source	Tonnes (t)	Assays (g/t)		Bulk Density (g/cm3)
		Ag	Au
CMMA (1990)	2,092,178	93.0	0.50	1.605
Slim (2005d)	2,091,074	95.5	0.53	1.605

Avino Silver & Gold Mines Ltd.	13-1	1151920100-REP-R0002-04
Technical Report on the Avino Property

13.1.2    HISTORICAL  METALLURGICAL  TEST  RESULTS

A number of metallurgical evaluations have been compleed on various samples from the oxide tailings dam, according to the MMI report (Slim 2003).  Apparently, the first cyanidation tests were conducted during 1982 and this was followed by further tests performed over the years.  The summarized cyanidation test results are shown in Table 13.2 taken from the MMI report (Slim 2003), while the reported flotation test results are given in Table 13.3.  The results obtained from the test work program initiated by MMI in 2003 and 2004 were reported in the MMI technical report (Slim
2005d) and are included in Table 13.2 for purposes of comparison.  The results will be discussed in greater detail later in this section.

Table 13.2    Cyanidation Test Results

Author	Date of Test	Extraction (%)		Leaching Time (h)	Particle Size (µm)
		Ag	Au
Denver Equipment	1982	69.3	66.7	24	66.6% <149
Penoles	1987	78.3	88.9	24	87% <74
Maja	1990	85.9	80.9	24	100% <105
Chryssoulis	1990	85.9	80.9	24	no data
Rosales	1996	83.9	76.9	23	75% <74
MMI	2003	77.1	71.4	24	86% <74
MMI	2003	88.8	88.4	48	86% <74

Source:   Slim (2003)

Table 13.3    Flotation Test Results

Author	Date of Test	Recovery (%)		Particle Size (µm)
		Ag	Au
Penoles	1987	60.2	47.1	87% < 74
Rosales	1996	69.4	66.9	75%< 74

For the tests outlined in Table 13.2 and Table 13.3, no details have been provided regarding:

•      the location or the manner in which the samples were taken

•      why these particular samples were taken

•      the test parameters employed

•      the assay techniques used, etc.

The first set of results for tests conducted on MMI samples from the 2003 sampling campaign indicate a silver extraction of 77.1% and gold extraction 71.4%.  However, these results cannot be verified since the origin of this set of numbers as quoted in the MMI technical report (Slim 2005d) is not known.  The second set of results was reported in the PRA report from 2003 (Huang 2003).  Considered in general terms, it would appear as if the cyanidation test results are reasonably consistent over the indicated period of time. However, no specific conclusions should be drawn since nothing is known about the head grades of the samples, the samples used, or the test and assay procedures used at the time that these tests were conducted.

Avino Silver & Gold Mines Ltd.	13-2	1151920100-REP-R0002-04
Technical Report on the Avino Property

The flotation results vary widely for similar particle sizes with recoveries ranging from 60 to 69% for silver and 47 to 67% for gold. However, since the test details of these reported cyanidation and flotation tests are unknown, any further discussion would be meaningless.

13.1.3    THE MMI TECHNICAL REPORT

MMI was commissioned by Avino to produce a document that was NI 43-101 compliant with respect to detailing the indicated oxide tailings resource (subsequently referred to as an Inferred Resource) and to define the metallurgical characterization and assay results for this material.  The proposed economic processing of this tailings material could then be used to form the financial basis for restarting the mine.

The first report prepared by MMI was titled "Tailings Valuation" and was dated November 2003 (Slim 2003).  Two further reports by MMI titled "Preliminary Feasibility" (Slim 2005a) and "Tailings Valuation" (Slim 2005b) were produced in May 2005.  The “Tailings Valuation” report (Slim 2005b) was subsequently revised and re- titled "A Tailings Resource" in July 2005 (Slim 2005c).  This July 2005 MMI report (Slim 2005c) was reviewed by the Canadian Securities Regulatory Authorities (CSRA) and returned to MMI for revision.  The revised MMI report was re-issued as "A Tailings Resource" and dated October 2005 (Slim 2005d) and was resubmitted to the CSRA for review.  The October 2005 (Slim 2005d) was produced for Avino Mines, Cia Minera Mexicana, Durango, Mexico, by Bryan Slim, of MMI, North Vancouver, British Columbia, Canada.  The document was submitted as a Technical Report to the CSRA.

Tetra Tech carried out a review of the assaying methods and the metallurgical test work, as directed by MMI and conducted by PRA.  This review details the processing techniques applied, comments on the test procedures used, and validates the results obtained.  The test data was then used to develop the proposed process flowsheet and the plant design criteria to establish the treatment process for the economic recovery of silver and gold from the Avino Mines tailings resource.

Two sets of test programs were directed by MMI and conducted at PRA. One was conducted during 2003, for which no sample origin can be determined (Huang 2003), and the other, more detailed test program, was conducted during 2004 (Huang and Tan 2005).  The 2004 test work and assaying program was designed and supervised by MMI.  It was conducted on samples collected from the tailings dam by MMI during 2004, while also using the results from the preliminary metallurgical scoping tests completed during 2003 as a guide.  PRA staff, at their facilities in Vancouver, British Columbia, conducted all the test work from both MMI test programs.

Avino Silver & Gold Mines Ltd.	13-3	1151920100-REP-R0002-04
Technical Report on the Avino Property

13.1.4    INT RODUCTION TO THE MMI 2003 METALLURGICAL TEST PROGRAM

The 2003 test program consisted of the following tests as summarized in Table 13.4. The cyanidation extraction results obtained were used in a preliminary report by MMI (Slim 2003).  MMI considered using a 2,000 t/d vat leaching process to recover the silver and gold from the oxide tailings however, this treatment process option was revised when the results of the 2004 test program became available.

Table 13.4     Test Procedures MMI 2003 Test Program

Process/Procedure	Details of Test	Sample Identify
Sample Preparation	No details documented	Sample L and Sample U
Head Assays	Fire assays, AA, and ICP multi-acid	Composite of L and U
Specific Gravity	Standard pycnometer test	Composite of L and U
Cyanidation Leach	P80 = 68 µm; 40% solids; pH 10.5; 1.0 g/L NaCN; 48 h; dO2 > 7.9 mg/L 0.4 kg sample	Composite of L and U
Flotation	Rougher and 2 scavenger stages; P80 = 85 µm; 35% solids; pH 5.5; PAX & A208 with MIBC; 1 kg sample	Composite of L and U
Mineralogical	Examination of flotation tailings	Composite of L and U

Note:     dO2 – dissolved oxygen, PAX –  potassium amyl xanthate, NaCN – sodium cyanide

The exact origin of Sample L and Sample U is not known and does not appear to have been documented.  The manner that each of the samples was collected by MMI has apparently also not been documented.  The size of both samples, namely 0.8 kg for Sample L and 0.9 kg for Sample U, is small and its representation is questioned. Also, there appears to be no documentation relating to the arrival and receiving of these samples at PRA. There is no receiving log in the PRA Report No. 0302303 (Huang 2003).  Also, no assay certificates have been recovered to date.  Even though the above tests were considered to be scoping tests only, the results cannot be validated.  When considering all the above factors, it is apparent that these results cannot be used with any degree of validity for the reviewing of process options for the recovery of silver and gold.

13.1.5    INTRODUCTION TO THE MMI 2004 METALLURGICAL T EST PROG RAM

The 2004 test program was a better structured program, which included the pre- concentration processes such as gravity concentration and flotation, both with and without regrinding, in an attempt to upgrade the material into a smaller mass for the subsequent treatment for the recovery of silver and gold.  Also, cyanidation leach tests were conducted on as-received samples as well as samples that were reground in order to attempt to improve the liberation of silver and gold from the associated minerals.  A single column leach test was also performed.

Avino Silver & Gold Mines Ltd.	13-4	1151920100-REP-R0002-04
Technical Report on the Avino Property

Additional work done included the establishing of the specific gravity and bulk density of the material, determining the Bond Mill Work Index on an oxide sample from the open pit, settling and filtration tests following cyanidation tests, and electrowinning tests using Electrometals Electrowinning (EMEW) technology.  All the different test procedures are summarized in the following Table 13.5.

Table 13.5     Test Procedures – MMI 2004 Test Program

Process/Procedure	Details of Test	Sample Identify
Sample Preparation	Individually numbered ; dried; weighed; subsequently composited	Composites A, B and C
Head Assays	Fire assays, AA and ICP multi-acid	Individual samples, and Composites A, B and C
SG	Standard pycnometer test	Composites A, B and C
Bulk Density	Standard volume displacement test	Composites A, B and C
Mineralogical	Examination of as-received samples	Selected Samples
Test Product Assays	Fire assays, AA and ICP multi-acid	All test products
Bond Mill Work Index	Six cycles; closing screen size 150 µm	Oxide sample
Size-Assay Distribution	Screened and assayed the size fractions	Selected samples
Gravity Concentration	Various test conditions	Composites A, B and C
Cyanidation Leach	Various test conditions	Composites A, B and C
Flotation	Various test conditions	Composites A, B and C
Column Leach Test	Agglomerated feed; 81 d duration; 0.5 to 1.0 g/L NaCN; pH 10.5; 0.05 mL/s	Composite of A and B
EMEW	Various test conditions	PLS from leach test
Acid Base Accounting	Acid generation tests	Composites A, B and C

The results obtained from this test program led MMI to include the heap leach process as the recommended treatment option in their report dated May 2005 (Slim 2005a).

13.1.6    EVALUATION  AND  REVIEW  OF  METALLURGICAL  TESTS

Tetra Tech reviewed the metallurgical tests conducted according to the MMI 2004 test program.  The process implications of the procedures and processes investigated, and the results obtained, are discussed in this section.  The most promising process option will be selected as the recommended process treatment route based on the evaluation of the results obtained from the test program.  This process option will then be evaluated with respect to capital and operating cost estimates.

Avino Silver & Gold Mines Ltd.	13-5	1151920100-REP-R0002-04
Technical Report on the Avino Property

SAMPLE PREPARATION AND CHARACTERISTICS

Bagged samples carrying the MMI identification tags were prepared at Avino Mine under the direct supervision of MMI personnel.  These samples were then transported from the mine site to Durango, Mexico, and shipped via airfreight to Vancouver, British Columbia.  The samples were delivered to the PRA facility, and unpacked in the presence of MMI personnel to ensure that no tampering had occurred to the samples en-route.  The samples were subsequently renumbered by MMI prior to PRA staff un-bagging and drying the samples.  These details are shown on the PRA sample receiving log (Huang and Tan 2005).  The individual samples were initially air-dried, followed by a low-temperature of less than 50°C, of oven drying.

The individual samples were subsequently homogenized and riffled, and split into four one-quarter fractions.  One of these fractions was used for head assay determinations. A second fraction was used for compositing selected individual samples to create the sample Composite A, representing the oxide material of the lower bench of the tailings dam.  Similarly, Composite B, representing the oxide material of the middle bench of the tailings dam, was prepared by compositing selected individual samples, as was Composite C, representing the sulphide tailings of the upper bench.

Although the samples had arrived at PRA from Avino Mine without any indication of tampering, it is the sampling regime itself, which is considered to be deficient. Firstly, the sampling of the oxide section of the tailings dam was incomplete.  The sampling did not replicate the 1990 CMMA program, and certain parts of the tailings dam were not sampled.  Secondly, the samples that were taken by MMI only represent the first 4 m of depth of the tailings dam. Indications are, however, that the overall depth of the oxide section of the tailings dam varies between 7 and 27 m.  These two major deficiencies were also recognized by the CSRA as deficiencies during their review. Both these items were addressed in the final MMI report dated October 2005 (Slim 2005d).  The October 2005 report recommended a more detailed program of sampling of the whole tailings dam up to bedrock or ground soil level, as well as conducting metallurgical characterization tests using representative material from this more detailed sampling process whenever this is to be performed.  However, since the MMI Technical Report, as reviewed by the CSRA, subsequently referred to the oxide tailings as an "Inferred Resource" (Slim 2005d), this and other sampling discrepancies noted in the MMI test program, will not be discussed any further.

MOISTURE  CONTENT

The moisture contents of the samples as received from the Avino Mine tailings dam were found to vary widely, namely from a low value of 5.12% to a high value of 28.25% moisture.  A frequency distribution for moisture content of all the oxide tailings samples as received by PRA is given in Table 13.6. The bi-nodal distribution is apparent.

Avino Silver & Gold Mines Ltd.	13-6	1151920100-REP-R0002-04
Technical Report on the Avino Property

Table 13.6      Moisture Content of Samples

Frequency Distribution
Moisture Content Range (%)	Number
5.00-7.50	9
7.51-10.00	14
10.01-12.50	19
12.51-15.00	16
15.01-17.50	5
17.51-20.00	5
20.01-22.50	12
22.51-25.00	5
25.01-27.50	0
27.51 -30.00	1

The particular presence of these high moisture content values in the tailings dam apparently confirms the high moisture content values found during the 1990 sampling program conducted by CMMA.  Although the precise sampling procedure and drying conditions are unrecorded, a data sheet provided by Avino Mines as ostensibly related to this sampling program, provides assay values and moisture contents obtained during the program.  The moisture values obtained varied from a low moisture value of 13.89% to a high value of 29.4% and a calculated average of 22.87% moisture.  This data sheet, titled 'Bloque de Reservas, Presa de Jales', together with the individual assay values recorded during the 1990 drilling program, are included in Appendix A.

A possible reason for the high moisture content of the tailings material is that the mine was operational during this period when the sampling program was undertaken, i.e. 1990, and that routine tailings deposition was still in progress.

The specific reason for the relatively high moisture contents found during the 2004 MMI sampling program, is not apparent.  The MMI Technical Report (Slim 2005d) has referred to the possibility of the original manner of deposition of the tailings which has resulted in the localized areas of high moisture content.  Also, the presence of artesian springs under the tailings dam has also been mentioned as a possible reason.  It was also observed that any rain water run-off from the higher levels above the tailings dam would collect at the head of the tailings dam and subsequently seep through the dam exiting at the foot of the dam.  Whatever the reason(s) may be, areas of high moisture content do exist and will influence the method of recovery of the tailings and the subsequent agglomeration process.

Avino Silver & Gold Mines Ltd.	13-7	1151920100-REP-R0002-04
Technical Report on the Avino Property

HEAD  ASSAYS  AND  TEST  PRODUCTS  ASSAYS

Gold assaying was completed using the standard fire assay procedure.  Initially the silver was also analyzed by the fire assay procedure followed by an AA spectrophotometric finish.  However, this fire assay based method for silver is not very accurate in the low concentration range of less than 100 g/t for silver.  Assaying for silver was then done using ICP-MS preceded by the total digestion of the sample in a suite of mineral acids. A further method was also investigated, namely that of total acid digestion followed by an AA finish.  The results obtained with this acid digestion and AA method were similar to the ICP-MS.  The assay method selected for all the silver assays was therefore the ICP-MS method preceded by the total digestion of the sample in a suite of mineral acids (ICP-MS).  All the other analyses for the various products arising from the metallurgical tests were done by the standard and universal methods using titration, ICP-MS or AA methods.

All the various head sample analyses conducted during the test program are listed in Table 13.7.  The reference to the test number relates to the stage of the test work that the sample was submitted for analysis.  The average values for the four different composite samples tested, namely Composite A, Composite B, Composite C and the Composite A + B blended sample, have all been calculated and are given in the table together with the respective standard deviation values.  The standard deviation of the head samples representing Composite A and Composite B are shown to be within 10% of the deviation from the average value.  This is considered to be reasonable.

However, the average silver value of all the head assay analyses assayed as head samples representing both Composite A and Composite B together is only 86.8 g/t silver.  This average value of 86.8 g/t silver is less than the 95.5 g/t silver as given in the MMI Technical Report as being the overall silver grade of the material of the whole oxide tailings dam (Slim 2005d).  Similarly, the average gold value of all the head assay analyses assayed as head samples representing both Composite A and Composite B (i.e. representing the oxide tailings dam) taken during the test work program, is 0.44 g/t gold which also is less than the 0.53 g/t gold as quoted in the MMI Technical Report (Slim 2005d).  For silver, this amounts to a difference of about 9% based on the MMI quoted head grade of 95.5 g/t silver, while for gold the difference is larger at 17% based on the MMI quoted gold value of 0.53 g/t gold.  It is of interest that the average head assay for the Composite A + B sample is closer to the calculated average for Composite A and for Composite B, namely 89.6 g/t compared with 86.8 g/t for silver, and 0.41 g/t compared with 0.44 g/t for gold.  The above discussion assumes that the tonnages of the tailings dam labelled Composite A (lower bench) will be mixed in equal proportion to the area of the tailings dam designated as Composite B (middle bench).  In the absence of specific tailings dam volumes, or tonnages, this assumption may be an oversimplification and may therefore not be entirely valid.  However, the assay values representing the tailings area (Composite B) will lower the overall average head grade of the tailings being treated.

Avino Silver & Gold Mines Ltd.	13-8	1151920100-REP-R0002-04
Technical Report on the Avino Property

Table 13.7     Head Assays

Test No.	Composite A Assays (g/t)		Test No.	Composite B Assays (g/t)
	Ag	Au		Ag	Au
SA9	99.8	0.37	SA10	88.3	00.55
Ave. 1	103.4	0.34	Ave. 1	82.6	0.68
Ave. 2	105.3	0.36	Ave. 2	88.4	0.51
C1	95.2	0.35	C4	76.3	0.52
C2	94.3	0.35	C5	70.6	0.49
C3	94.1	0.36	C6	71.4	0.50
C7	88.7	0.36	C9	70.3	0.52
C8	88.7	0.36	C10	70.3	0.52
C13	95.9	0.28	C15	77.2	0.49
C14	98.9	0.37	C16	78.3	0.52
C17	95.2	0.35	C18	77.2	0.49
Average Value	96.32	0.350	Average Value	77.35	0.526
Standard Deviation	5.27	0.025	Standard Deviation	6.72	0.054

Test No.	Composite C Assays (g/t)		Test No.	Column Composite A+B Assays (g/t)
C11	39.8	0.34	C4	87.4	0.42
C12	39.8	0.34	C5	90.1	0.40
Ave. 1	31.7	0.29	C6	91.4	0.42
Ave. 2	39.8	0.39	C9	-	-
Average Value	37.78	0.340	Average Value	89.63	0.413
Standard Deviation	4.05	0.041	Standard Deviation	2.04	0.012

A further comment regarding the assay results above relates to the methods employed for the assaying techniques for silver from these samples.  The MMI Technical Report (Slim 2005d) states that for the CMMA 1990 tailings drilling program, the silver assaying was completed using the mine standard practice of fire assay followed by acid digestion and AA finish.  The PRA metallurgical test work program used multi-acid digestion followed by ICP assay method for silver analyses. It is anticipated that there will not be a significant difference between the silver assays as reported in 1990 and those from the MMI test program as conducted by PRA, but the extent of this difference cannot be quantified in this review.  Similarly, no comment can be given as to the accuracy of the assays conducted by CMMA since the standards of precision of sampling, sample preparation and detailed methodology of the assaying methods are unknown.  However, a summary sheet containing assay values has been provided by Avino as being the silver and gold grades obtained from the 1990 CMMA sampling program.  The summary sheet is attached in Appendix A. No calculations have been performed using these assay values and it is only included in this report since it is part of the CMMA sampling program.  The MMI report (Slim 2005d) provides a grid map identifying the various sample holes.

Avino Silver & Gold Mines Ltd.	13-9	1151920100-REP-R0002-04
Technical Report on the Avino Property

MINERALOGICAL  EVALUATION

At the start of the 2004 metallurgical test program, MMI requested that a sample from some of the individual samples be submitted for mineralogical analysis.  The mineralogical findings have not been reported in the PRA Report No. 0406407 (Huang and Tan 2005), and also were not alluded to in the MMI Technical Report (Slim 2005d), nor in any of the preceding reports.  The reason(s) why these results have apparently not been communicated to Avino or to the investigators of the test program at PRA, is not known.

BOND  BALL  MILL  WORK  INDEX

Although this information was not required for the treatment of the oxide tailings dam material, a Bond Ball Mill Work Index determination test was done on an oxide material sample.  The work index was determined to be 12.3 kWh/t using a closing screen size of 74 µm (200 mesh) with convergence of the specific energy input (grams of product per revolution) found after five cycles of testing.  This makes the sample tested a moderately hard rock type.  The details regarding the origin of this sample have not been documented and its relevance as data is therefore questioned.

BULK  DENSITY  AND  SPECIFIC  GRAVITY

Bulk density and specific gravity determinations were conducted on samples specifically identified by MMI.  The specific gravity measurements were done using the standard pycnometric method, while the bulk density values were obtained by measuring the volume of dry solids in a measuring cylinder.  The values obtained are reproduced in Table 13.8.

Table 13.8     Bulk Density and Specific Gravity

Location/ Bench	Sample Identify	P80 Size (µm)	Bulk Density (g/cm3)	SG
Upper Bench	S2	226	1.66	2.74
Lower Bench	S10	326	1.73	2.62
Lower Bench	S22	367	1.73	2.76
Middle Bench	S45	254	1.60	2.76
Middle Bench	S50	201	1.63	2.74
Upper Bench	S74	301	1.57	2.72
Average	-	-	1.653	2.723

Avino Silver & Gold Mines Ltd.	13-10	1151920100-REP-R0002-04
Technical Report on the Avino Property

The bulk density values determined for the oxide tailings material were found to vary between 1.57 and 1.73 g/cm3 with an average of 1.653 g/cm3. This average value is in reasonable accord with the bulk density of 1.605 g/cm3 as quoted in the MMI Technical Report.  The specific values obtained were generally consistent with an average value of 2.723.

PARTICLE SIZE – ASSAY ANALYSIS

A particle size – fraction analysis was done on the same samples as were used for the bulk density and SG determinations.  These tests were conducted to determine whether the silver and gold were predominantly occurring in a particular particle size range.  The size-assay analyses indicated that the metal distributions were varied according to the location, but that all displayed the bi-nodal distribution for silver, gold and mass to varying degrees.

Sample S10 from Composite A from the Lower Bench of the tailings dam indicated one maximum metal distribution occurring in the size range 149 to 210 µm, and another in the minus 37 µm size range.  The maximum mass distributions are generally similar although it occurs over a wider size range in the coarse size, namely 105 to 210 µm.  The second sample from this bench, Sample S22, was similar but with a shifted maximum metal and mass distribution in the 210 to 297 µm size range, and a secondary maximum metal and mass distribution in the minus 37 µm size range.

Sample S45 from the Middle Bench of the tailings dam, and part of Composite B, indicated maximum metal distribution in the 149 to 210 µm size range with maximum mass distribution in the 105 to 149 µm size range.  The secondary maximum metal and mass distribution was found in the minus 37 µm size range.  The second sample from the Middle Bench, namely Sample S50, had the maximum metal and mass distributions in the 105 to 149 µm size range as well as the minus 37 µm size range.

The two samples from the Upper Bench of the tailings dam of Composite C displayed totally different particle size distributions.  Sample S2 was bi-nodal with one maximum for metal and mass distribution in the size range 105 to 149 µm and the second maximum occurring for the size range of minus 37 µm. Sample S74 displayed only one maximum metal and mass distribution over the relatively wide coarse particle size range of 105 to 297 µm. This sample was almost entirely devoid of slimes, or minus 37 µm material.

These samples reflect the operating discharge conditions and history at the time of plant operations and tailings deposition.  The results typify the use of a tailings cyclone situated on the tailings dam wall discharging the coarse undersize material onto the wall area with the finer cyclone overflow material flowing downstream and settling within the tailings dam.  Changes in the size distribution would be anticipated with downstream distance from the point of discharge by the cyclones at the tailings dam wall.  This is typified by the size distribution of Sample S74 which purports to be a cyclone underflow sample taken at the point of discharge and which was found to be almost totally devoid of fines, or minus 37 µm material.

Avino Silver & Gold Mines Ltd.	13-11	1151920100-REP-R0002-04
Technical Report on the Avino Property

GRAVITY CONCENT RATION  TESTS

Pre-concentration tests using the centrifugal gravity concentration method were conducted to evaluate the potential upgrading of silver and gold.  The laboratory size concentrator used was the Falcon Model SB40 centrifugal concentrator.  The tests were conducted on samples from Composites A, B and C.  MMI dictated the test parameters used for these tests, including a set of tests where the samples were reground prior to conducting the gravity concentration test. The results from the gravity concentration tests are summarized in Table 13.9.

Table 13.9     Summary of Results of Gravity Concentration Tests

Sample Identify	Head Grade		Concentrate Grade		Recovery (%)			P80 (µm)	Remarks (Note: All tests are 3- pass tests)
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Mass	Ag	Au
Composite A	93.8	0.35	124.7	0.52	24.1	32.1	36.5	269	Pressure 1.5 psig; no regrind
Composite B	70.3	0.50	96.9	0.71	23.6	32.5	33.3	180	-
Composite C	39.7	0.33	58.0	0.65	24.1	35.2	47.0	254	-
Composite A	92.1	0.33	126.1	0.71	19.7	27.2	42.1	76	Pressure 1.0 psig; reground
Composite B	70.5	0.56	96.5	1.29	22.4	30.7	51.5	77	-
Composite C	40.7	0.38	65.5	0.98	24.8	39.9	64.3	79	-

Note:      psig = pounds per square inch (gauge)

The mass recoveries varied between 20 and 25% indicating that the tests were performed in a uniform and consistent manner.  The highest silver recovery obtained was 40% (after regrind) for Composite C and decreasing to 31% for Composite B (after regrind) and about 27% for Composite A, also after regrind.  The gold recoveries were higher than the equivalent silver recoveries, particularly after regrind, indicating that the liberation of the precious metals could be incomplete.

However, the upgrading factor for both silver and gold is very low, namely about 1.4 for silver and up to 2.3 for gold.  No further upgrading or silver and gold recovery tests were conducted on the gravity concentrates produced possibly as a result of the relatively low grades and recoveries obtained.  Also of interest is the fact that no historical test work was documented by MMI where gravity concentration was used to produce a saleable high-grade concentrate.

FLOTATION

Different scoping flotation tests were conducted on samples from Composite A and Composite B using various reagent schemes and conditions as dictated by MMI.

Avino Silver & Gold Mines Ltd.	13-12	1151920100-REP-R0002-04
Technical Report on the Avino Property

The results of the flotation tests are summarized in Table 13.10.  The test results reported led to the following conclusions.

For Composite A, a regrind from a P80 size of 238 µm (as received particle size) to a P80 of 72 µm, improved the flotation recovery of silver from 18 to 23%, and that of gold from 18 to 39%.  The standard suite of reagents was used for these tests (Tests F1, F3 and F4).  For Composite B, a regrind from a P80 size of 173 µm (as received particle size) to a P80 of 74 µm, improved the flotation recovery of silver from 22 to 33%, and that of gold from 12 to 32% (Tests F2, F5 and F6).  A particle size fraction analysis distribution conducted on the tailings of Test F4 (Composite A) indicated that the major proportion of the mass and the silver and gold is present in the slimes, or minus 37 µm, size fraction.  However, significant losses of silver, and particularly gold, occurred in the coarser sizes, namely the size range 53 to 105 µm.  This indicates that the degree of liberation could be improved and that some metal appears to be occluded in the coarser particle sizes.  Some silver may also be adsorbed onto secondary oxide minerals and be unrecoverable by flotation.  A similar mass and metal distribution was obtained in the case of Test F9 (also Composite A) which was a flotation test performed using a sulphidization reagent.

In testing the various flotation reagent suites, variable mass and metal recoveries and concentrate grades were obtained.  However, the maximum silver grade obtained for a rougher concentrate was 909 g/t silver, while the overall recoveries for silver could not be improved beyond about 40%.  This indicated that mineral surface alteration or oxidation, or occlusion of precious metals in gangue, was inhibiting the flotation process. Since the silver recoveries obtained were deemed low and unsatisfactory, no further flotation tests were conducted and no extraction tests were performed on flotation concentrates.

The head assays obtained during the flotation testing stage gave inconsistent results. Table 13.10 shows the actual head assays obtained for each flotation test compared with the head assay obtained for silver for the composite samples.  For Composite A, the individual silver head values for each flotation test conducted are all higher than the assay for the composite sample, except in the case of Test F11.  The gold (and silver) values obtained for Tests F7, F8 and F9, are known to have been the result of poor sampling technique adopted for these three tests. The composite head assay gold value of 0.36 g/t gold is probably a reasonably representative assay value for Composite A.  For Composite B, the silver head value for the composite sample is slightly lower than the assays for the individual flotation tests. For gold, the composite sample value is higher at 0.52 g/t gold than the assays for the individual tests.

The historical results of the flotation tests reported in Table 13.3 are significantly higher at 60 to 69% recovery for silver and 47 to 67% for gold. However, in the absence of information regarding the origins of these samples, the lack of head grade data and the absence of sampling and flotation procedures involved, these results will not be taken into consideration in selecting of the processing options for the oxide tailings dam material.

Avino Silver & Gold Mines Ltd.	13-11	1151920100-REP-R0002-04
Technical Report on the Avino Property

Table 13.10     Summary of Results of Flotation Tests

Sample Identify & Test No.	Head Grade		Concentrate Grade		Recovery (%)			P80 (µm)	Remarks
	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Mass	Ag	Au
Composite A/F1	112.2	0.35	908.7	3.17	2.1	17.8	18.4	238	3-stage ro., pH 8;
Composite A/F3	119.2	0.39	734.6	3.88	2.6	21.0	30.4	103	Conditioning NaCN +
Composite A/F4	104.6	0.40	630.9	3.36	3.8	22.6	38.6	72	Na2CO3; A404, PAX
Composite A/F7	111.9	1.39	654.6	5.56	2.3	16.3	34.9	~75	2-stage ro., nil NaCN
Composite A/F8	108.5	2.38	887.2	11.91	0.9	7.8	30.7	~75	2-stage ro., nil NaCN
Composite A/F9	114.5	1.67	723.9	5.86	2.7	20.8	45	~75	2-stage ro., NaS2, PAX
Composite A/F10	103.5	0.58	401.3	1.62	8.9	34.6	39.8	~75	with NaCO3, CuSO4
Composite A/F11	99.6	0.34	484.8	1.83	8.8	42.2	48.3	~75	with CuSO4, A208
Composite B/F2	88.4	0.42	695.4	2.65	2.6	22.0	12.2	173	3-stage ro., pH 8
Composite B/F5	89.7	0.47	806.1	4.18	2.9	27.0	24.6	92	conditioning NaCN +
Composite B/F6	89.9	0.51	867.1	5.45	2.9	32.5	32.1	74	Na2CO3; A404, PAX
Composite A: Head	99.8	0.36	-	-	-	-	-	-	-
Composite B: Head	88.3	0.52	-	-	-	-	-	-	-

Note:     CuSO4 = copper sulphate; NaCO3 = sodium carbonate

CYANIDATION  TESTS

Cyanide leaching tests were conducted on samples from Composite A, Composite B and Composite C using different leaching conditions.  The first set of tests were to determine the effect of regrinding the tailings samples prior to leaching while subsequent tests determined the effect of cyanide concentration in the leach solution.

For Composite A, the silver extractions varied from 66% for the un-milled (as received) sample to 80% for the samples that were reground, while the gold extractions varied from 82 to 89% respectively.  For Composite B, the silver extractions ranged between 69% for as-received material, to 77% for samples that were reground.  The corresponding gold extractions varied between 82 and 87%. Although the cyanide consumption increased with the regrinding of samples tested for both Composite A and Composite B, the increase in extraction may compensate for the additional cost of cyanide reagent and regrinding provided that the filtration characteristics are not detrimentally affected.  Higher cyanide concentrations in the leach solution tended to improve the extractions of silver and gold, but increased the cyanide consumption significantly as well.

The results from the sulphide tailings, namely Composite C, indicate that between 73 and 87% of the silver can be extracted, with between 77 and 85% of the gold. However, the cyanide consumption values were higher than the results from the oxide tailings. Two leach tests only were conducted on reground samples from Composite C, each having a P80  of about 69 µm.  A summary of the cyanide leach test results is given in Table 13.11 below.

Avino Silver & Gold Mines Ltd.	13-14	1151920100-REP-R0002-04
Technical Report on the Avino Property

Table 13.11      Summary of Results of PRA Cyanidation Tests

Sample Identify & Test No.	Extraction (%)		Reagent Usage (kg/t)		NaCN Concentration (g/L)	P80 (µm)
	Ag	Au	NaCN	Lime
Composite A+/C1	66.4	81.5	1.8	1.4	1.0	269
Composite A+/C2	79.3	85.7	1.6	1.8	1.0	103
Composite A+/C3	80.4	89.1	2.6	1.6	1.0	78
Composite A+/C7	78.6	82.7	2.2	1.8	0.5	74
Composite A+/C8	89.7	85.5	5.1	0.8	2.0	74
Composite A*/C13	79.7	86.8	1.5	1.3	0.5	74
Composite A*/C14	83.1	82.1	3.7	0.8	2.0	74
Composite A*/C17	79.4	90.9	1.0	1.2	1.0	74
Composite B+/C4	69.1	82.0	2.6	1.8	1.0	180
Composite B+/C5	77.1	88.3	1.7	1.8	1.0	100
Composite B+/C6	77.3	86.9	1.7	1.9	1.0	84
Composite B+/C9	73.2	86.0	2.6	1.2	0.5	84
Composite B+/C10	79.5	86.4	4.5	1.0	2.0	84
Composite B*/C15	72.9	82.6	1.6	2.0	0.5	84
Composite B*/C16	75.4	83.4	3.8	1.0	2.0	84
Composite B*/C18	67.7	78.6	0.9	1.3	1.0	84
Composite C+/C11	73.8	77.3	4.0	2.8	1.0	69
Composite C+/C12	86.6	85.0	7.3	2.6	2.0	67

Notes:   “+” indicates Original Composite Sample.
              “*” indicates New Composite Sample.
              Tests C17 & C18 = 24 h leach duration; other tests + 72 h leach duration.

During the cyanide leach test program, a new Composite A and Composite B sample had to be prepared since the original composite samples had been exhausted. Comparison of results from the two composite samples indicated similar behaviour patterns, although there are some noticeable differences in the extractions. Also, the cyanide and lime consumption values as recorded are inconsistent.  This indicates that absolute numbers cannot be assigned to a single test although any observed trends would be valid.  The averages of similar tests would more likely predict the overall responses more accurately.  It is also apparent that non-systematic variations in the assay results could have arisen from subtle variations in mineralogy, sample preparation, the sample regrinding process and possibly daily variations in temperature.

The cyanide leach extraction results quoted by MMI in Table 13.2, and the averaged results from the present test program, are summarized below in Table 13.12, and will be discussed in the following section.

Avino Silver & Gold Mines Ltd.	13-15
Technical Report on the Avino Property

Table 13.12    Summary of Cyanidation Test Results Used by the MMI Reports

Sample Identify & Test No.	Extraction (%)		Remarks
	Ag	Au
Composite A/C1	66	82	As-received; 1.0 g/L NaCN
Composite A/C7 & C13	80	85	Average; reground; 0.5 g/L NaCN
Composite B/C4	69	82	As-received; 1.0 g/L NaCN
Composite B/C9 & C15	73	84	Average; reground; 0.5 g/L NaCN
MMI 2003	77	71	Results from 2003 test program
MMI 2003	88	88	Origin of results unrecorded
MMI 2004/C8 & C10	85	86	Average; reground; 2.0 g/L NaCN

The average extraction results obtained from samples from Composite A and Composite B in the present study are generally lower than the results from the historical test work as detailed in Table 13.12.  However, in the absence of details, these historical results cannot be used in the overall evaluation of this process.  The MMI claim of a 77% silver extraction, based on the MMI 2003 test program, cannot be considered an acceptable result since only one test was done.  The sample origin is purported to be four holes dug at approximately 25 m intervals with samples scraped into a bag, one for the lower bench and one for the upper bench of the oxide tailings dam.  Clearly, a sample collected in this manner cannot be considered to be representative.  Also, the other MMI 2003 claim for an extraction result of 89% silver and 88% gold cannot be validated.  All these test results can therefore not be considered as valid and will not be used in any further discussions or evaluations.

The MMI 2004 results, as claimed in the Technical Report and listed in Table 13.12 above, are also considered unusable.  The reasons for this statement are that these results were obtained with a reground sample and leached at a high cyanide concentration of 2.0 g/L sodium cyanide, whereas the other tests were done using 1.0 g/L sodium cyanide. Both these conditions, that is, the regrinding of the tailings material and a high cyanide concentration leach condition, will not be implemented in a recovery process and these results are considered to be unrealistic.

The extraction results from the cyanidation tests obtained using as-received samples from Composite A and Composite B, namely 66 to 69% for silver and 82% for gold, were encouraging.

COLUMN  LEACH  TEST

One column leach test was conducted on a 30.9 kg sample being an equal mix of material from Composite A and Composite B.  The sample was mixed with water, Portland Cement and lime and then agglomerated to a P80 size of 2,614 µm.  After curing, the sample was put into a column with a diameter of 102 mm and a height of 3 m. The column test was run for a total of 81 days after the solution flowrate and pH had been stabilized.  The silver extraction obtained was 73.0% while the gold extraction was 78.9%. These results compare very well to the average extraction values calculated from the cyanidation tests of the individual composite samples leached in the as-received condition, namely 67.8% for silver and 81.8% for gold. The cyanide consumption values are also comparable.  The results obtained from the column test, as well as the calculated average extraction values obtained from the tests conducted on the as-received samples of Composite A and Composite B, have been summarized in Table 13.13.

Avino Silver & Gold Mines Ltd.	13-16
Technical Report on the Avino Property

Table 13.13     Summary of Results of Column Leach Tests

Sample & Test No.	Extraction (%)		Reagent Consumption (kg/t)			NaCN Concentration (g/L)	P80 (µm)	Remarks
	Ag	Au	NaCN	Lime	Cement
Column Test, Composites A and B	73.0	78.9	2.32	13.73	21.8	0.5 & 2.0	2,614	pH 11; flowrate 0.05 mL/s
Composites A and B Average, Tests C1&C4	67.8	81.8	2.18	1.59	-	1.0	225	pH 10.5/11; bottle roll

The kinetics of leaching had slowed down significantly by Day 81 when the test was terminated, although there was evidence that some leaching was still in progress.

A particle size assay analysis of the leach residue of the column test found that the highest unleached (undissolved) silver grade was in the coarsest size range of plus 210 µm, while the highest gold value was found in the minus 37 µm size range.  This suggests both inadequate liberation of the silver grains and/or minerals, and occlusion of gold possibly by clay minerals, or the presence of tarnished/coated mineral surfaces, or the presence of refractory minerals.  The subsequent leaching of de-agglomerated column leach test residue resulted in a negligible extraction of silver and gold.  This indicates that the column leach test had virtually reached its maximum potential extraction, which confirms the observation that the leaching rate had slowed down.

Only one column leach test was conducted. Also, the material tested was a mixture of samples from Composite A and Composite B, that is, a mixture of material from the lower and the middle benches of the oxide tailings dam.  During the test, flow problems were encountered which resulted in the column having to be unloaded and the material having to be re-agglomerated with the test subsequently re-started after filling the column.  In general terms, the results from one test only cannot be regarded as representative of the whole oxide tailings dam.  However, despite these limitations and problems encountered, the encouraging results obtained and the close comparison with the bottle-roll tests, implies that the results are relatively reliable.  The extraction values obtained from the column test, namely 73.0% for silver and 78.9% for gold, will therefore be used in the evaluation of this treatment process. The reagent consumption values also appear to be very high, namely 13.73 kg/t for lime, 21.8 kg/t for cement and 2.32 kg/t for cyanide.  However, lime and cement consumption values obtained in laboratory tests generally approximate commercial operations although, in this case, they seem to be unrealistically high. The cyanide consumption of a commercial operation would typically only be 30 to 50% of that measured in a laboratory test.

Avino Silver & Gold Mines Ltd.	13-17
Technical Report on the Avino Property

ACID BASE  ACCOUNTING

The ABA results predict the overall acid generating potential of selected samples. A net acid general potential was found for the sulphide tailings but not the oxide tailings. The processing of the sulphide tailings for silver and gold recovery could modify the ABA and increase the stability of the ultimate residues.  Alternatively, the sulphide tailings would require the addition of lime during the process of relocating this material.  This would ensure that the sulphide tailings would not cause acid- generating environmental problems.

E LECTROWINNING

Electrowinning metal recovery tests were conducted using EMEW technology (from the Electrometals Electrowinning company), specifically designed for the electrodeposition of metals from dilute solution tenors.  The tests were carried out using filtered cyanide leach pregnant solutions.  Although the test results were favourable, it appears unlikely at this stage that this technology could be applied in this situation given the high solution volumes generated and the very low silver concentrations anticipated in the pregnant solution from the heap.  However, further test work using the EMEW metal recovery system should be undertaken if the project advances to the feasibility level because the potential for savings in capital cost and operating cost needs to be investigated.

13.1.7    GRAVITY CONCENTRATION

REVIEW  OF  RESULTS

As indicated in Table 13.9, the upgrading for silver from the as-received oxide tailings was poor with a maximum concentrate grade of 125 g/t silver with a mass recovery of 20%.  The upgrading of gold is similarly poor. The re-grinding of the samples prior to gravity concentration leads to an almost negligible improvement in the upgrading of silver to 126 g/t silver, while for gold a maximum concentrate grade of 1.29 g/t gold was obtained.  The sulphide tailings response to gravity concentration is equally poor with even lower grade gravity concentrates being obtained despite slightly improved recoveries being observed for both silver and gold.

Avino Silver & Gold Mines Ltd.	13-18
Technical Report on the Avino Property

CONCLUSION

The poor results obtained in that no high-grade metal concentrate could be produced, coupled with the fact that no extraction tests for silver and gold were conducted on the gravity concentrates produced, has resulted in the gravity concentration treatment option not being selected for further consideration.

13.1.8    FLOTATION

REVIEW  OF  RESULTS

The flotation results have been summarized in Table 13.10.  The results indicate that the overall recoveries for both silver and gold are low, namely between 8 and 42% for silver and 12 to 48% for gold.  The re-grinding of both tailings samples (Composite A and Composite B) are seen to improve the recoveries, while the testing of various reagent regimes also resulted in improvements to the overall recoveries of both silver and gold in some cases.  However, the overall recoveries are generally considered to be low at less than 40% for silver and less than 48% for gold, and this is coupled with a very low grade concentrate being produced.  This poor flotation response is probably the result of surface alterations and/or inadequate liberation of the silver and gold.  No extraction tests were conducted on any of the flotation concentrates produced and so the total extent of extraction is not known. No tests were conducted on the sulphide tailings material (Composite C) and its response to flotation as a pre-concentration process is therefore not known.

CONCLUSION

Flotation will not be considered as a treatment option for the recovery of silver and gold from the oxide tailings dam material.  For the reasons specified above, namely a generally low recovery of silver and gold, the option of using flotation to recover silver and gold will not be considered as a processing method in the treatment of the oxide tailings dam material.

13.1.9    CYANIDE  LEACHI NG

REVIEW  OF  RESULTS

Cyanidation leach tests were done on samples from Composite A and Composite B under different conditions of particle size and solution cyanide concentration. The results have been summarized in Table 13.11.  The results generally indicated that cyanidation was still occurring after 72 h of the leaching time used for the laboratory tests, but at a much reduced rate.  The base metals copper and zinc also dissolved during the cyanide leach and will contribute to the overall consumption of cyanide. Increasing the cyanide concentration in the leach solution generally improved the extraction of silver and gold, but also increased the overall cyanide consumption.

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The extraction of silver and gold from Composite A increased with fineness of grind, while Composite B did not improve the extraction for finer grinds than P80  of 100 µm. The cyanide consumption figures are inconsistent in some cases although trends are apparent.  Although limited test work was done on material from Composite C, namely the sulphide tailings, a set of results have been included in Table 13.14 below for purposes of comparison.

Table 13.14    Cyanide Leaching Parameters

	Head Grade		Extraction (%)		Reagent Consumption (kg/t)
Sample Identify	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	NaCN	Lime	NaCN Concentration (g/l)	P80 (µm)	Remarks
Composite A	94.7	0.35	66.4	81.5	1.8	1.4	1.0	269	As-received sample
Composite B	95.9	0.28	69.1	82.0	2.6	1.8	1.0	180
Average of A & B	95.3	0.32	67.8	81.8	2.2	1.6	1.0	225
Composite A	94.7	0.35	79.3	85.7	1.6	1.8	1.0	103	Reground sample
Composite B	70.3	0.52	77.1	88.3	1.7	1.8	1.0	100
Average of A & B	82.5	0.44	78.2	87.0	1.7	1.8	1.0	102
Composite C	39.8	0.34	73.8	77.3	4.0	2.8	1.0	69

CONCLUSIONS

As-received (unmilled) and reground tailings dam material will be expected to show the following extraction results under normal leaching conditions of about 68% for silver and 82% for gold. The reground material will give higher extractions at about 78% for silver and 87% for gold (see results in Table 13.13).  Although the regrinding of tailings material is considered to be an expensive treatment method, cyanidation with and without regrinding as a treatment option will be reviewed and discussed in Sections 17.1.

13.1.10  COLUMN  LEACH  TEST

REVIEW  OF  RESULTS

One column leach test was conducted using a blend of equal proportions of as- received (unmilled) Composite A and Composite B oxide tailings material. Despite interruptions in the leaching cycle as a result of the de-agglomeration of material in the column and the resultant percolation of fines, the overall extraction of silver was 73% and 79% for gold (see Table 13.13 for the results).  Although the test was terminated after a total leaching time of 81 d, indications were that the leaching process was nearing completion but had not finalized at that stage.  The above extraction results compare very well with the average extraction results obtained from the bottle roll leach tests, namely 68% extraction for silver and 82% for gold. The cyanide consumption of 2.3 kg/t for the column test was also comparable with that obtained for the bottle roll leach tests, namely 2.2 kg/t.  The lime consumption for the column test was significantly higher probably as a result of the two repeated agglomeration exercises.

Avino Silver & Gold Mines Ltd.	13-20
Technical Report on the Avino Property

CONCLUSIONS

Although only one column leach test was performed, the extraction results are in keeping with those obtained from the bottle roll tests.  The results as given in Table 13.13 will be used for developing the process design criteria.

13.1.11  PRECIOUS METAL RECOVERY

REVIEW  OF  RESULTS

Only one technology was tested for recovering precious metals from cyanide leach solutions.  The pregnant solution arising from leach tests performed on oxide tailings material was used to conduct electrowinning tests.  Three tests were conducted using the EMEW technology.  These tests indicated that silver could be electrowon from solutions with a starting concentration of about 58 mg/L silver to a depleted electrolyte with about 3 mg/L silver.  The deposition was also shown to be very selective with respect to the co-deposition of base metals.  However, the pregnant solution from a leaching heap is expected to be significantly less than 58 mg/l silver, possibly as low as 16 mg/L silver. It is unclear whether the EMEW technology could operate efficiently under such low silver tenors.

The alternative process options for the recovery of precious metals would likely be either activated carbon, or the zinc precipitation method.  No tests were conducted on these two process options.  The use of an activated carbon circuit to recover silver is not recommended because of the added operational complexity.  Also, the relatively high-grade of the silver in solution will result in the treating of relatively large amounts of carbon, which will add to the cost of the Project.

CONCLUSIONS

No other historical test work results were reported by MMI, nor are any alternative technology results known to have taken place, which tested the recovery of silver from the Avino Mine tailings material.  The Merrill-Crowe process will therefore be the preferred technology to recover the silver and gold from pregnant leach solutions.

Avino Silver & Gold Mines Ltd.	13-21
Technical Report on the Avino Property

14.0     MINERAL  RESOURCE  ESTIMATES

14.1        OXIDE  TAILINGS

Tetra Tech has completed a recent NI 43-101 resource estimate for the oxide tailings at the Avino Mine.  The effective date of this resource estimate is July 18, 2012. Previous resource estimates are disclosed in Slim (2005d) and are superseded by this estimate.  Details of this resource estimate are provided as follows.

14.1.1    DATA  SELECTION

The only comprehensive sampling data for the oxide tailings is that which was collected during the course of drilling and trenching in 1990.  A subsequent sampling exercise carried out in 2004, using shallow (4 m deep) backhoe trenches and hand- dug pits, represented a local corroboration of the previous sampling, but cannot be considered to constitute a representative random sampling of the oxide tailings for the following reasons:

•	The positions of the sampling pits and trenches were not surveyed definitively, unlike either the drillhole collars from the 1994 campaign, or the sketch of the positions of the 2005 campaign.

•
Full sections through the tailings were not obtained.  Access was limited to the eastern portion of the oxide tailings.  Thus the sampling is vertically and laterally biased to represent only the topmost 4 m of the oxide tailings and the easternmost area.

The trench sampling material (Z-series data) from the 1990 campaign is also likely to be non-representative.  Samples were taken in the surficial zone in the vicinity of the middle bench wall of the tailings heap, where cycloning of the material to aid the construction of the wall.  This will have produced a significantly coarser material than in the rest of the tailings deposit.  Furthermore, these trench samplings also do not cover the full thickness of the upper (second) phase of the oxide tailings, so cannot be considered fully representative of material, even on a local scale.

Consequently, only the drillhole assay data from the 1990 campaign were used as it represents unbiased vertical profiles through the oxide tailings and has positional control.

Avino Silver & Gold Mines Ltd.	14-1
Technical Report on the Avino Property

14.1.2    ESTIMATION  UNITS

Previous experience in estimating historic tailings and dump deposits, suggests that the architecture of such deposits reflects the construction of the deposits over long periods of time.  A tailings deposit will exhibit great lateral grade continuity, due to the nature of its construction as new material is added as a fluid slurry which is inclined to spread laterally.  Vertical continuity will be less due to changes in the process stream (density, moisture content, chemistry etc).  This creates a generally uniform grain-sized, low-grade mineral deposit.  Uniformity, low-grade and lateral continuity are ideal characteristics for the accurate estimation of a mineral deposit.

The existence of a bench usually reflects a hiatus in deposition, with the efficiencies of the metallurgical processing operation being distinctly different during the different periods, as represented above and below this hiatus.  Changes in ore type, feed grade and cut-off grade will contribute to different background grades and variability of the material deposited below and above such benches.  Generally, younger and higher portions of a tailings deposit show lower grades due to technological improvements and lower cut-off grades that have occurred during later decades.

In the case of the Avino oxide tailings, a prominent bench separates the lower portion of the deposit (referred to as the “lower oxide bench” in various documents and as Phase 1.1 in this analysis) from the upper portion of the oxide tailings (referred as the “middle bench” or “upper oxide bench” and as Phase 1.2 in this analysis).  Overlying the oxide tailings is a volume of sulphide tailings material (the “upper bench” or “sulphide bench” and as Phase 2 in this analysis) which lacks representative sampling data which would enable it to be estimated to the level where it could be called a mineral resource.  Figure 14.1 to Figure 14.3 illustrate the Phase 1.1, Phase 1.2 and Phase 2 zones.

Avino Silver & Gold Mines Ltd.	14-2
Technical Report on the Avino Property

Notes:    Phase 2 Sulphide Tailings (brown unit)
               Phase 1.2 Upper Oxide Tailings (blue unit)
               Phase 1.1 Lower Oxide Tailings (yellow unit)

Avino Silver & Gold Mines Ltd.	14-3
Technical Report on the Avino Property

Notes:    Phase 2 Sulphide Tailings (brown unit)
                Phase 1.2 Upper Oxide Tailings (blue unit)
                Phase 1.1 Lower Oxide Tailings (yellow unit)

Avino Silver & Gold Mines Ltd.	14-4
Technical Report on the Avino Property

Notes:    Phase 2 Sulphide Tailings (brown unit)
                Phase 1.2 Upper Oxide Tailings (blue unit)
                Phase 1.1 Lower Oxide Tailings (yellow unit)

Avino Silver & Gold Mines Ltd.	14-5
Technical Report on the Avino Property

14.1.3    DATABASE

Avino supplied all of the data for the resource estimate.  This data was compiled from original cross sections, on which the assay data was printed. A digital version of the assay data was not provided.  A manual check on the database was made to search for obvious errors, such as negative values and overlapping sample intervals, prior to importing into the Geovariance Isatis™ software and subsequent statistical treatments. The only error noted was one collar location which was corrected.

The drillhole dataset included only drillholes completed in the tailings from 1990. Slim (2005d) refers to trenches completed by Avino in 2004, however this data was not available to Tetra Tech.  The 1990 dataset includes 28 drillholes and 6 trenches with a total meterage of 487 m.  All drillholes and trenches intersect the oxide tailings (Phase 1.1 and 1.2), with a total of 461 assays of gold and 461 assays of silver.  As described in Section 14.1.1, only the drillholes were used for estimation, for a total of drillhole meterage of 407.75 m and 383 assays of gold and 383 assays of silver (766 values in total).

14.1.4    SPECIFIC  GRAVITY

Avino conducted bulk density measurements on 432 samples from 20 drillholes, and on the major lithology types. Based on these data, Slim (2005d) determined a global average specific gravity value of 1.605 for the oxide tailings. As no new specific gravity data representative of the entire taillings pile have been collected since this work, Tetra Tech has used the same specific gravity value of 1.605 for this estimation.

14.1.5    EXPLORATORY  DATA  ANALYSIS

Exploratory data analysis is the application of various statistical tools to explain the characteristics of the data set.  In this case, the objective is to understand the population distribution of the grade elements through the use of such tools as histograms, descriptive statistics and probability plots.

CAPPING  ANALYSIS

Cumulative probability plots, descriptive statistics and Parrish decile analysis were used to assess the need for capping of silver g/t and gold g/t assays.  Typically, a step-change in the profile or a separation of the data points is present if there are different populations in the dataset.  High value outliers will show up in the last few percent of a cumulative probability plot (typically in the 97 to 100% range) and the break in the probability distribution may be selected to set a capping level.

Figure 14.4 and Figure 14.5 show examples of the histogram and cumulative frequency plots for the raw uncapped silver g/t and gold g/t data respectively.  There appears to be no specific break in the dataset and outliers within the last percentile are minimal, as would be anticipated for samples of relatively uniform-grade tailings. It was determined that capping of the data was not necessary for this dataset.

Avino Silver & Gold Mines Ltd.	14-6
Technical Report on the Avino Property

COMPOSITES

Figure 14.4 shows a histogram of 1 m composites for the Phase 1.2, upper oxide tailings.

Avino Silver & Gold Mines Ltd.	14-7
Technical Report on the Avino Property

Ag g/ton
Nb Samples: 216
Minimum: 47.00
Maximum: 185.00
Mean: 86.03
Std. Dev.: 22.80
Frequencies
Au g/ton
Nb Samples: 216
Minimum: 0.25
Maximum: 1.28
Mean: 0.54
Std. Dev.: 0.16

Figure 14.5 shows a histogram of 1 m composites for the Phase 1.1, lower oxide tailings.

Avino Silver & Gold Mines Ltd.	14-8
Technical Report on the Avino Property

Ag g/ton
50
75
100
125
150
0.20
0.15
0.10
0.05
0.00
Frequencies
Nb Samples: 163
Minimum: 42.00
Maximum: 149.00
Mean: 97.09
Std. Dev.: 17.66
Au g/ton
0.0
0.5
1.0
Nb Samples: 163
Minimum: 0.10
Maximum: 1.14
Mean: 0.52
Std. Dev.: 0.18

VARIOGRAPHY

Samples used for variography are a function of geological interpretation.  All composite data within the oxide tailings were used determining variograms.  The data between silver and gold correlate well, however, variography was conducted separately. Variograms were established using all of the 1.0 m composite samples within the interpreted deposit.

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Technical Report on the Avino Property

The variography was generated using Geovariance Isatis™. Downhole variograms, using a lag distance equal to the composite length, were created for each element group to determine the nugget, or C0.

Since the distance between drillholes is variable, between 30 m and 100 m, lag distances of 10 m were used in determining experimental variograms to capture the data along strike of the deposit.

Experimental and modelled variography was completed on both gold and silver.  The variograms were respectively verified using turning bands simulation.  The results for varoiography and associated simulation checks are presented below (Figure 14.6 to Figure 14.13).

Avino Silver & Gold Mines Ltd.	14-10
Technical Report on the Avino Property

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Technical Report on the Avino Property

Note: Cell sizes are 5 m x 5 m x 5 m and units plan/section units are in meters.  These are checks of the spatial patterning and negative simulated points are due to the skewed nature of the distribution and would be avoided in a full-scale simulation exercise.

Avino Silver & Gold Mines Ltd.	14-12
Technical Report on the Avino Property

Avino Silver & Gold Mines Ltd.	14-13
Technical Report on the Avino Property

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Technical Report on the Avino Property

Note: Cell sizes are 5 m x 5 m x 5 m and units plan/section units are in meters.  These are checks of the spatial patterning and negative simulated points are due to the skewed nature of the distribution and would be avoided in a full-scale simulation exercise.

VARIOGRAPHY  PARAMETERS

No rotation was applied to the variography; the long range is horizontal and the short range is vertical, due to the strong horizontal layering present in the deposit. Table 14.1 summarizes the variography parameters used for OK interpolation for both silver and gold.

Table 14.1      Variography Parameters Gold and Silver in Phases 1.1 and 1.2

Oxide Phase and Metal	Search Anisotropy	X Range (m)	Y Range (m)	Z Range (m)	C0 Structure	C1 Structure
Phase 1.1 Au	No Rotation	141	141	9	0.011	0.024
Phase 1.2 Au	No Rotation	300	300	22	0.011	0.022
Phase 1.1 Ag	No Rotation	155	155	23.4	98	149
Phase 1.2 Ag	No Rotation	203	203	7.6	71	573

Avino Silver & Gold Mines Ltd.	14-15
Technical Report on the Avino Property

14.1.6    BLOCK  MODEL

A single block model was created to cover the Avino oxide tailings deposit. Table 14.2 lists the coordinates for the block model origins.  A block size of 50 m x 50 m x 2 m was used for block model and resource estimate, as the average distance between sample drillholes approximates 50 m and the composite length is 1 m. This would provide a high degree of spatial sample support for the resultant grade estimate.

Table 14.2      Block Coordinates for the Avino Oxide Tailings Block Model

	Minimum	Maximum	Number
Easting	569500	570250	15 Columns
Northing	2712000	2712750	15 Rows
Elevation (m)	2180	2240	30 Levels

Figure 14.14 and Figure 14.15 illustrate the block model in plan and in section view for the oxide tailings deposit.  In Figure 14.14 the “X” symbols illustrate the location of drillholes in plan view.  In Figure 14.15 the “X” symbols illustrate the location of individual assay samples in section view (with vertical exaggeration).  The block model has been purposely expanded to the north and west to facilitate the inclusion  the sulphide tailing bench in a future resource estimation.

Avino Silver & Gold Mines Ltd.	14-16
Technical Report on the Avino Property

Note:     Each square represents 50 m x 50 m.

Avino Silver & Gold Mines Ltd.	14-17
Technical Report on the Avino Property

Notes:     1. Each square represents 50 m x 2 m.
                 2. The Z-axis is rescaled to show individual samples (shown as ‘X’) in relation to blocks.
                 The large number of unsampled blocks in the northwest and to the top of the block model are meant to cater for future sampling of the sulphide tailings (Phase 2).

14.1.7     INTERPOLATION PLAN

The interpolation method used for populating the block model was OK using a single pass. Table 14.3 lists a summary of the OK interpolation pass.

Table 14.3     Description of Interpolation Passes for the Oxide Tailings

Number of Composite Samples Used	Maximum Samples per Drillhole	Minimum Number of Drillholes	Number of Angular Sectors	Optimum Number of Samples per Sector
Minimum 5; Maximum 40	40	1	1	50

Search ellipses are created to encompass the maximum ranges of the variography to use in the estimation of the blocks.  Table 14.4 lists the parameters for the search ellipse used for the interpolation of the oxide tailings block model.

Avino Silver & Gold Mines Ltd.	14-18
Technical Report on the Avino Property

Table 14.4     Oxide Tailings Search Ellipse Parameters

Search Anisotropy	Rotation About Z (°)	Rotation About X (°)	Rotation About Z (°)	X Range (m)	Y Range (m)	Z Range (m)	Search Type
No Rotation	-	-	-	200	200	30	Ellipsoidal

RESULTS OF INTERPOLATION

If the blocks which are distant from information are masked, the slope of regression estimate is less than 0.5 and the average of the block estimates approaches the average of the assay composites.  The poorly informed blocks are highlighted in red and excluded from the statistical calculations.  Figure 14.16 and Figure 14.17 show histograms of silver in Phases 1.1 and 1.2, and Figure 14.18 and Figure 14.19 show histograms of gold in Phases 1.1 and 1.2.  In these figures, one histogram   shows all blocks and the other histogram highlights those blocks in red for which the slope of regression is less than 0.5, and therefore were excluded.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-19

Figure 14.16     Histogram of Silver in Phase 1.1

Note:	Histogram of blocks – red frequencies (left) denote blocks with slope of regression less than 0.5. Excluded samples statistics (left) are very similar to total samples statistics (right).

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-20

Figure 14.17     Histogram of Silver in Phase 1.2

Note:	Histogram of blocks – red frequencies (right) denote blocks with slope of regression less than 0.5. Excluded samples statistics (right) are very similar to total samples statistics (left).

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-21

Figure 14.18     Histogram of Gold in Phase 1.1

Note:	Histogram of blocks – red frequencies (right) denote blocks with slope of regression less than 0.5.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-22

Figure 14.19     Histogram of Gold in Phase 1.2

Note:	Histogram of blocks – red frequencies (left) denote blocks with slope of regression less than 0.5.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-23

14.1.8    MINERAL  RESOURCE  CLASSIFICATION

The block model and mineral resource for the Avino oxide tailings is classified as Inferred.

According to the CIM Definition Standards for Mineral Resources and Mineral Reserves (adopted by CIM Council on 27 November 2010), “An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

This Inferred Mineral Resource is based on the source data and plans prepared more than 20 years ago after the initial drilling campaign.  These plans were examined at the mine and found to be of a professional standard.  They provide useful support in estimation of the oxide tailings.  In Tetra Tech’s opinion, the oxide tailings sampling data can be considered to be adequate for an Inferred Mineral Resource.  The overall homogeneity of the material, horizontal continuity and relatively high confidence in the volume and tonnage, mitigate the uncertainty in the grade estimate.

14.1.9    MINERAL RESOURCE ESTIMATE

Tetra Tech has estimated an updated mineral resource estimate for the Avino oxide tailings in accordance with CIM Best Practices and disclosed in accordance with NI 43-101.  The effective date of the Avino oxide tailings mineral resource estimate is May 29, 2012.

The oxide tailings are estimated to contain a 2.34 Mt Inferred Resource at a grade of 91.3 g/t silver and 0.54 g/t gold, at 50 g/t silver cut-off.

The mineral resource was estimated using the OK interpolation method on uncapped grades.  No recoveries were applied to this estimate.  Table 14.5 presents the Inferred Resource estimate is disclosed below at a range of cut-offs, ranging from 50 to 100 g/t silver.

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Table 14.5     Mineral Resource Summary for the Avino Oxide Tailings Deposit; Density Assumed at 1.605

Inferred Mineral Resource
Cut-off (g/t)	Tailings Tonnes (t)	Grade (g/t)	Metal (M troy oz)
Oxide Tailings Block 1.1 (Lower Bench) - Silver
50	762,375	99.47	2.44
55	762,375	99.47	2.44
60	762,375	99.47	2.44
65	762,375	99.47	2.44
70	762,375	99.47	2.44
75	746,325	100.04	2.40
80	722,250	100.77	2.34
85	690,150	101.61	2.25
90	633,975	102.80	2.10
95	529,650	104.92	1.79
100	449,400	106.33	1.54

Cut-off (g/t)	Tailings Tonnes (t)	Grade (g/t)	Metal (k troy oz)
Oxide Tailings Block 1.1 (Lower Bench) - Gold
0.10	762,375	0.53	12.99
0.15	762,375	0.53	12.99
0.20	762,375	0.53	12.99
0.25	762,375	0.53	12.99
0.30	762,375	0.53	12.99
0.35	762,375	0.53	12.99
0.40	714,225	0.54	12.40
0.45	666,075	0.55	11.78
0.50	441,375	0.59	8.37
0.55	296,925	0.62	5.92
0.60	176,550	0.66	3.75
0.65	72,225	0.73	1.70
0.70	40,125	0.76	0.98
0.75	16,050	0.83	0.43
0.80	16,050	0.83	0.43

table continues….

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-25

Cut-off (g/t)	Tailings Tonnes (t)	Grade (g/t)	Metal (M troy oz)
Oxide Tailings Block 1.2 (Upper Bench) - Silver
50	1,500,675	87.48	4.22
55	1,500,675	87.48	4.22
60	1,500,675	87.48	4.22
65	1,484,625	87.73	4.19
70	1,364,250	89.44	3.92
75	1,243,875	91.06	3.64
80	1,003,125	94.23	3.04
85	714,225	98.83	2.27
90	521,625	103.12	1.73
95	401,250	106.38	1.37
100	288,900	110.22	1.02

Cut-off (g/t)	Tailings Tonnes (t)	Grade (g/t)	Metal (k troy oz)
Oxide Tailings Block 1.2 (Upper Bench) - Gold
0.10	1,500,675	0.55	26.54
0.15	1,500,675	0.55	26.54
0.20	1,500,675	0.55	26.54
0.25	1,500,675	0.55	26.54
0.30	1,500,675	0.55	26.54

Cut-off (g/t)	Tailings Tonnes (t)	Grade (g/t)	Metal (k troy oz)
0.35	1,500,675	0.55	26.54
0.40	1,452,525	0.56	26.15
0.45	1,324,125	0.57	24.27
0.50	1,019,175	0.59	19.33
0.55	601,875	0.64	12.38
0.60	417,300	0.68	9.12
0.65	280,875	0.70	6.32
0.70	112,350	0.74	2.67
0.75	56,175	0.77	1.39
0.80	8,025	0.81	0.21

table continues…

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-26

Inferred Mineral Resource
Cut-off (g/t)	Tailings Tonnes (k)	Grade (g/t)	Metal (M tr oz)
Oxide Tailings Total - Silver
50	2,263,050	91.52	6.66
55	2,263,050	91.52	6.66
60	2,263,050	91.52	6.66
65	2,247,000	91.71	6.63
70	2,126,625	93.04	6.36
75	1,990,200	94.43	6.04
80	1,725,375	96.97	5.38
85	1,404,375	100.20	4.52
90	1,155,600	102.94	3.82
95	930,900	105.55	3.16
100	738,300	107.85	2.56

Cut-off (g/t)	Tailings Tonnes (t)	Grade (g/t)	Metal (k troy oz)
Oxide Tailings Total - Gold
0.10	2,263,050	0.54	39.53
0.15	2,263,050	0.54	39.53
0.20	2,263,050	0.54	39.53
0.25	2,263,050	0.54	39.53
0.30	2,263,050	0.54	39.53
0.35	2,263,050	0.54	39.53
0.40	2,166,750	0.55	38.55
0.45	1,990,200	0.56	36.04
0.50	1,460,550	0.59	27.71

Cut-off (g/t)	Tailings Tonnes (t)	Grade (g/t)	Metal (k troy oz)
0.55	898,800	0.63	18.30
0.60	593,850	0.67	12.87
0.65	353,100	0.71	8.02
0.70	152,475	0.75	3.65
0.75	72,225	0.78	1.82
0.80	24,075	0.82	0.64

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-27

GRADE - TONNAGE CURVES

Figure 14.20 and Figure 14.21 illustrate the mean grade and tonnage curves for silver as a function of the silver cut-off grade for the Avino oxide tailings.

Figure 14.20     Grade-cut-off Curve for Silver in the Oxide Tailings (Silver g/t)

Notes:
Silver OK 1.1 - OK silver in lower portion of oxide tailings
Histogram Model Silver 1.1 - model constructed using assay composites, variogram and change of support for silver in lower portion of oxide tailings
Silver OK 1.2- OK silver in upper portion of oxide tailings
Histogram Model Silver 1.2 - model constructed using assay composites, variogram and change of support for silver in upper portion of oxide tailings
Silver 1.1 ID2 - inverse distance squared (ID2) estimates for silver in lower portion of oxide tailings
Silver 1.2 ID2 – ID2 estimates for silver in upper portion of oxide tailings

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-28

Figure 14.21     Grade-tonnage Curve for Silver in the Oxide Tailings Inferred Resource Estimate (Silver g/t)

Notes:
Silver OK 1.1 - OK silver in lower portion of oxide tailings
Histogram Model Silver 1.1 - model constructed using assay composites, variogram and change of support for silver in lower portion of oxide tailings
Silver OK 1.2- OK silver in upper portion of oxide tailings
Histogram Model Silver 1.2 - model constructed using assay composites, variogram and change of support for silver in upper portion of oxide tailings
Silver 1.1 ID2 – ID2 estimates for silver in lower portion of oxide tailings
Silver 1.2 ID2 – ID2 estimates for silver in upper portion of oxide tailings

The Figure 14.22 and Figure 14.23 illustrate the mean grade and tonnage curves for gold as a function of the gold cut-off grade for the Avino oxide tailings.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-29

Figure 14.22     Grade-cut-off Curve for Silver in the Oxide Tailings (Gold g/t)

Notes:
Gold OK 1.1 - OK gold in lower portion of oxide tailings
Histogram Model Gold 1.1 - model constructed using assay composites, variogram and change of support for gold in lower portion of oxide tailings
Gold OK 1.2 - OK gold in upper portion of oxide tailings
Histogram Model Gold 1.2 - model constructed using assay composites, variogram and change of support for gold in upper portion of oxide tailings
Gold 1.1 ID2 – ID2 etimates for gold in lower portion of oxide tailings
Gold 1.2 ID2 – ID2 estimates for gold in upper portion of oxide tailings

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-30

Figure 14.23     Grade-Tonnage Curve for Silver in the Oxide Tailings Inferred Resource Estimate (Gold g/t)

Notes:
Gold OK 1.1 - OK gold in lower portion of oxide tailings
Histogram Model Gold 1.1 - model constructed using assay composites, variogram and change of support for gold in lower portion of oxide tailings
Gold OK 1.2 - OK Gold in upper portion of oxide tailings
Histogram Model Gold 1.2 - model constructed using assay composites, variogram and change of support for gold in upper portion of oxide tailings
Gold 1.1 ID2 – ID2 estimates for gold in lower portion of oxide tailings
Gold 1.2 ID2 – ID2 estimates for gold in upper portion of oxide tailings

14.1.10 BLOCK  MODEL VALIDATION

LOGNORMAL ESTIMATION

As part of the block model validation, a three-parameter lognormal estimate was also completed and compared with the OK estimation. Figure 14.24 shows the distribution of 1 m composite grades using the lognormal estimation.  Figure 14.25 uses an additive constant which raises the skewness of the assay data to zero.

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Figure 14.24     Distribution of Grades With a Lognormal Estimation

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Figure 14.25     Distribution of Grades With a Lognormal Interpolation Plus Additive Constant

Table 14.6     Lognormal Estimate Statistics

	Estimate	Lower	Uppper	1-alpha	Additive Constant
Silver
Mean	4.94073	4.92301	4.95844	0.95	47
Standard Deviation	0.19542	0.18341	0.20913	0.95	-
Mean Ag g/t	95.56807	92.74608	98.51945	-	-
Gold
Mean	-0.27192	-0.29162	-0.25222	0.95	0.25
Standard Deviation	0.21725	0.20390	0.23249	0.95	-
Mean Ag g/t	0.53011	0.51275	0.54836	-	-

Translating to real (g/t) space, 90% of the time, the following summarizes the grades estimated using the lognormal estimation:

•	92.7 < Ag g/t < 98.5

•	0.51 < Au g/t < 0.55.

This is globally similar to what was obtained by the OK interpolation method and indicates the estimate is sound.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-33

INTERPOLATION VALIDATION

A comparison was made of the estimated metal grades from the OK and lognormal estimations as a further validation of the resource estimation. The comparison between the values for each metal is shown in Table 14.7.  Comparative results are within 4% for silver and 2% for gold, and thus the estimation is valid.

Table 14.7     Comparison of OK and Three-parameter Lognormal Estimations

Estimation Method	Ag (g/t)	Au (g/t)
OK	91.3	0.54
Three-parameter Lognormal	95.6	0.53

14.2        SULPHIDE  TAILINGS

There is no current resource estimate for the sulphide tailings.

Some sampling was carried out in 2005 by means of hand-dug pits on the “upper bench” of sulphide tailings.  Regrettably, this information does not provide an unbiased sample, being restricted to the top surface of the deposit and consequently no estimation can be carried out on the sulphide tailings.  The volume of the deposit can be estimated with at least the similar efficeincy to the estimate of the oxide tailings but the recoverable metal remains an unknown quantity.  At best, the sulphide tailings are a considered a target for further exploration and results are disclosed as a range of tonnes and grades (Table 14.8).

The potential quantity and grade of the sulphide tailings is conceptual in nature and there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration (e.g. drilling and sampling) will result in the target (i.e. sulphide tailings) being delineated as a mineral resource.

Table 14.8     Target Resource for Further Exploration within Sulphide Tailings

	Tonnes (t)	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)
Lower Range	2,800,000	40.0	0.3	3,600,000	27,000
Upper Range	3,200,000	100.0	0.6	10,300,000	61,700

No mineral resource for the sulphide tailings is disclosed in this technical report.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-34

14.3        OPEN PIT

There is no current mineral resource or mineral reserve estimate for the open pit portion of the Property.

14.4        UNDERGROUND MINE

There is no current mineral resource estimate for the underground mine portion of the Property.

14.5        SAN GONZALO VEIN

There is no current mineral resource or mineral reserve estimate for the San Gonzalo vein portion of the Property.

A mineral resource was estimated on the San Gonzalo vein, and disclosed in Gunning (2009).  This is the most recent estimate completed on the vein, but there has been subsequent development of a ramp, bulk sampling, some mining production, channel sampling, and additional delineation drilling along the vein. Together, these developments are likely to have effected a material change in the 2009 resource.  Tetra Tech is of the opinion that the 2009 resource can no longer be considered current.

A summary of the subsequent development is provided below.

14.5.1     2011  BULK  SAMPLE

In 2011, Avino completed an approximately 10,000 t bulk sample program on the San Gonzalo deposit.  Results from this bulk sample are summarized in Table 14.9 and discussed further in Section 9.2.4.

Table 14.9     San Gonzalo Bulk Sample

	Weight (t)	Assay (g/t)		Contents (kg)		Contents (oz)		Recovery (%)
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.70	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.90	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.80	41	24

Note:	*These figures have been reconciled to the weighed feed tonnage and the final concentrate assays. They also have been rounded for clarity.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	14-35

14.5.2     CHANNEL SAMPLING

Channel sampling of the San Gonzalo vein is ongoing, and to date approximately 170 m of sampling has been conducted with approximately 70 assay samples collected.  Results from these samples are provided in Table 9.4 of Section 9.2.4.

14.5.3     ADDITIONAL  DELINEATION  DRILLI NG

In 2011, 18 additional delineation drillholes with a total meterage of greater than 3,600 m were completed on the San Gonzalo vein.  This drilling is described in further detail in Section 10.2.2, and assay results from these holes are provided in Appendix A. As a result of this recent drilling, an updated geological model is considered necessary for re-estimation of the San Gonzalo vein.

14.5.4     UNDERGROUND DEVELOPMENT

Underground development on the San Gonzalo vein subsequent to the Gunning (2009) report is summarized in Section 16.2.  This development includes approximately 3,500 m of mine development including a haulage ramp, crosscuts, drifts on the vein, and raises.  Reported tonnage extracted during this development is approximately 34,500 t, including the approximately 10,000 t bulk sample.

These activities began in January 2010 and the development included:

•	a main haulage decline to Level 2 which intersected the vein

•	drifting and sampling of the vein on this level

•	extraction of the 10,000 t bulk sample

•	a small decline to Level 1 for improved ventilation and escape route

•	advance of the haulage ramp past Level 4 and proceeding to Level 5, with presumed drifting and sampling of the vein on Levels 3 and 4.

The nature and amount of mineralized material removed from the San Gonzalo vein during the course of this development is not easily assessed at this point, but Tetra Tech believes that it is likely to constitute a material change from the 2009 resource.

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15.0     MINERAL  RESERVE  ESTIMATES

Because the mineral resource is classified as “Inferred”, no mining criteria were applied to convert the resource to reserves.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	15-1

16.0    MINING METHODS

16.1        PREVIOUS  MINING  METHODS,  OXIDE  TAILINGS,  1976-2011

Between 1976 and 1986, oxide material was extracted using open pit methods and produced concentrate containing 3.7 Moz of silver and 12,500 oz of gold. Record keeping improved subsequent to 1987 and it was reported that between 1987 and 1992, 1.14 Mt of material was treated and recovered an additional 4.2 Moz of silver and 19,100 oz of gold. In 1992, an engineering firm (Luismin) was contracted to review the geology and mine reserves at the Avino Mine and surrounding potential areas.  Sulphide material was extracted once underground activities began. Extensive underground sampling and some geophysical surveys were undertaken. A ramp was used to access underground operations on the Avino vein and a copper concentrate was recovered by flotation with silver and gold credit received from the copper smelter.  Between 1993 and 2001, a total of 2.9 Mt of sulphide material was treated containing 7.9 Moz of silver, 68,000 oz of gold, and 23.7 Mlb of copper.  The underground workings have been developed over 1,200 m on strike and to 400 m depth.  CMMA demonstrated the continuity of strike by drifting when three of the old mine workings were connected during a rehabilitation and sampling program.

Mining operations ceased in November 2001 due to low silver prices and the closure of the copper smelter. As metals prices became favourable once again, and through exploration and development of new zones, Avino resumed activities at the Property in 2010.

16.2        PREVIOUS  MINING,  SAN  GONZALO,  2009-2012

Activities in the San Gonzalo zone began in January 2010.  DMG, a mining contractor, was engaged to provide this service.  The original scope of work was to:

•	drive the main haulage decline to Level 2 and to intersect the vein

•	drift and sample to the east and the west on the vein

•	determine the extent of the mineralized zones

•	extract the 10,000 t bulk sample for testing as per the recommendations of the Orequest report (Gunning 2009).

A smaller decline to Level 1 was also commissioned for improved ventilation and to supply another escape route once the two levels were connected by raises from Level 2 to Level 1.  This scope of work was extended with the successful completion of the bulk sample program and excavation continued with the aim of developing San Gonzalo to a state whereby it could provide mill feed at the rate of 250 t/d on a sustained basis. To date, the haulage ramp has advanced past Level 4 and is proceeding to the Level 5.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	16-1

Approximately 3,500 m of mine development has been achieved to date, including the haulage ramp, crosscuts, drifts on the vein and the raises for Levels 1, 2 and 3. Extracted tonnage during this development is reported to have been approximately 34,500 t, including the bulk sample material.  Processing of this material began in late November 2010 in the newly refurbished 250 t/d bulk flotation circuit.  Circuit tests were performed initially with development material to ensure the circuit was operating satisfactorily before the bulk sample test with material from the stopes began in January of 2011.  The bulk sample test continued until early April when the target of 10,000 t was achieved.  Processing of bulk sample material was completed in May 2011.  The majority of the concentrate produced during the bulk sample test was sold and the assays from the concentrate sale were used to reconcile the mill balance as reported following the verification of the bulk sampling results. All the remaining concentrate produced from the development material was shipped and sold early this year.  Settlement on the remainder of the concentrate is pending as of this date.

16.3        PROPOSED  MINING  METHODS

The tailings mineral resource will be mined through surfaces methods.  A truck/shovel arrangement is described in the following sections.

16.4        SCHEDULE

The plant will operate on a 24 h, 365 d basis with an overall utilization of 90%.  For an oxide tailings treatment rate of 500,050 t/a, this would be equivalent to a throughput rate of 1,370 t/d or 63.4 t/h.  This will give an overall project duration of 4.7 years.  This five-year period will exclude the time required for site establishment and remediation of the heap after the leaching process has been completed.

Initially the oxide tailings will be processed without having to move the sulphide tailings which covers a portion of it.  Therefore, the stripping ratio (waste/oxide) in Year 1 is 0.0.  During Years 2 to 4, a stripping ratio of 1.0 is realized as the sulphide tailings need to be removed in preparation for removal of oxide tailings in the next year.  In Year 5 a stripping ratio of 1.5 is observed due to the geometry of sulphide tailings removal at the end of the Project life.  Note that not all of the sulphide tailings need to be removed to gain access to the oxide tailings.  The mining production schedule is shown in Table 16.1.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	16-2

Table 16.1     Mining Production Schedule

	Year 1	Year 2	Year 3	Year 4	Year 5	Total
Waste Production (t)	-	500,050	500,050	500,050	500,050	2,000,200
Oxide Production (t)	500,050	500,050	500,050	500,050	339,000	2,340,000
Production (t)	500,050	1,000,100	1,000,100	1,000,100	839,850	4,340,200
Stripping Ratio	-	1.0	1.0	1.0	1.5	0.9

16.5        EQUIPMENT

The mining equipment will operate on a different schedule than the plant.  Loading operations will be conducted one 8 h shift per day, 365 d/a.  A 3.85 m3 rated (5.0 yd3) front-end loader will be used to load 3, 20 t over-the-road dump trucks that will either deliver the sulphide tailings to the sulphide stockpile or the oxide tailings to the 160 t oxide tailings hopper.  Once the hopper is filled, excess tailings will be stockpiled around the hopper to be loaded by the process plant group.

Because an old tailings dump is being mined, there are no blasting considerations, no pit will be excavated, and no crushing will be performed by the mining group.

16.6        MODIFYING  SITE  CONSIDERATIONS

Certain areas of the tailings might contain high amounts of moisture that can lead to equipment getting stuck.  To mitigate this challenge, wider, oversized tires with chains will be installed on the front-end loader.  Also, the front-end loader bucket will be downsized to 3.06 m3 (4.0 yd3).  This will lighten the load on the front tires preventing them from sinking into saturated material.  The trucks will not enter the soft zones so there will be no modifications to the trucks.

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17.0     RECOVERY  METHODS

17.1        INTRODUCTION

It is assumed that only the approximately 2 Mt of oxide tailings will be reclaimed from the tailings dam for retreatment for the recovery of silver and gold.  The approximately 3 Mt of sulphide material will be moved from its present location and dumped at a new site near the proposed site of the heap leach plant.  The sulphide tailings will therefore be loaded separately into trucks and dumped in a suitable, newly created sulphide tailings deposit facility.  Although it has been estimated that there are approximately 3 Mt of sulphide tailings, it is not certain how much of this material will be moved to the new sulphide tailings dam site. Some of the sulphide tailings could be used in the building of the heap leach pad and its facilities, but no quantities have been estimated at this stage.

17.1.1     POTENTIAL  REVENUE  ESTIMATION

PREAMBLE

A very preliminary economic view has been taken in eliminating the process options discussed in Section 13.3.  The only purpose for conducting this revenue estimate exercise is to determine order-of-magnitude costs, which can be compared in order to eliminate the obviously unrealistic process options.  The only potential process options that will be developed are those selected from the discussion in Section 13.3. The inherent value of the precious metals in the oxide tailings material of the Avino Mine tailings dam will now be calculated using the three process treatment options discussed previously.  These treatment options are:

•	cyanidation of the oxide tailings material without regrind

•	cyanidation of the tailings with regrind

•	heap leaching of the tailings without regrind.

Table 17.1 compares the estimated potential revenue of the three process treatment options for the oxide tailings only.  The sulphide tailings are discussed in a later section in this report.  Note that all references to costs are in US dollars.

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Table 17.1     Inherent Value of Oxide Tailings

	Process Treatment Options			Remarks
	Cyanidation As-received	Cyanidation Reground	Heap Leach As-received
Tailings Dam (Mt)	2,340,000	2,340,000	2,340,000	Section 14.2.3
Available for Treatment (%)	100	100	100	-
Head Grade (g/t Ag)	91.30	91.30	91.30	Section 14.2.3
Head Grade (g/t Au)	0.54	0.54	0.54	Section 14.2.3
Metal Available (kg Ag)	213,642.00	213,642.00	213,642.00	-
Metal Available (kg Au)	1,263.60	1,263.60	1,263.60	-
Extraction (% Ag)	67.8	78.2	73.0	Data ex Tables 13/14
Extraction (% Au)	81.8	87.0	78.9	Data ex Tables 13/14
Precipitation (% Ag and Au)	96	96	96	Assumed value
Metal Recovered (kg Ag)	139,055.30	160,385.32	149,720.31	-
Metal Recovered (kg Au)	992.28	1,055.36	957.10	-
Metal Recovered (oz Ag)	4,470,767.11	5,156,548.50	4,813,657.80	1 kg = 32.151 oz
Metal recovered (oz Au)	31,902.79	33,930.84	30,771.76	-
Silver Price ($/oz)	20.38	20.38	20.38	-
Gold Price ($/oz)	1,256	1,256	1,256	-
Silver Income Potential ($)	91,114,234	105,090,458	98,102,346	-
Gold Income Potential ($)	40,069,902	42,617,133	38,649,331	-
Total Potential Income ($)	131,184,136	147,707,591	136,751,677	-

CAPITAL AND OPERATING COST ESTIMATES

The estimated capital and operating costs of a standard layout cyanide leach plant will now be compared with the estimated capital and operating cost of a heap leach plant.  A throughput of 1,370 t/d will be assumed for each option based on a four- year treatment period.  These basic treatment costs specifically do not include the reclamation and relocation of the sulphide tailings dam material.  The costs of the treatment options are summarized in Table 17.2.  These estimated capital and operating costs are based on data from 2010 Mine & Mill Equipment Costs: An Estimator's Guide (Infomine 2010).

Table 17.2     Summary of Cost Estimates – Four-Year Treatment

Process Option	Capital Cost (US$M)	Operating Cost (US$/t)
Cyanide Leach – no regrind	37.93	11.18
Cyanide Leach – with regrind	40.3	15.14
Heap Leach – Estimate I	17.07	5.03
Heap Leach – Estimate II	19.16	6.81

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The cost estimate figures in Table 17.2 indicate that the estimated cost of a cyanide leach plant, without or with a regrind circuit, amounts to almost 40% of the total potential income for the metallurgical parameters while the amount for the heap leach plant will be less than 20% of the total potential cost.  These numbers are as determined by the Slim (2005d) and for the metal prices as quoted in Table 17.1. Both cyanidation process treatment options will therefore not be pursued any further. It should also be noted that this estimate is based on a treatment rate of 1,370 t/d.

HEAP  LEACH  PLANT

The capital cost for a 1,370 t/d (500,000 t/a) heap leach plant has been estimated to be between $17 million and $19 million with an estimated operating cost of between about $5/t and $7/t treated based on information available on similar operations.  On the assumption that these numbers are reasonable estimates, it is seen that the potential net revenue is about $85 million over the four-year period of operation plus the time required for the Project to be established and for the Project closure.

HEAP  LEACH  LAYOUT

The heap layout, heap lift height, and number of lifts have been assumed for the purposes of this report and are detailed in Section 17.5.  The maximum height has been restricted to 26 m as a result of the proximity of the proposed heap leach facility to the community of San Jose de Avino.  This proposed height for the heap would require geotechnical verification.  Despite the 26 m height proposed for the heap, this has resulted in a relatively large surface area being required for the leach pad.  The site layout and available space, site drainage, and pad size have been designed according to the most suitable surface area topography and the best available information.  However, the close proximity of the proposed heap leach facility to the community of San Jose de Avino and its agricultural workings may yet result in site and/or layout revisions.

17.2        SUMMARY

The unit processes selected were based on the results of metallurgical testing reported by Slim (2005d), along with resources set out by Avino.

The treatment plant will consist of agglomeration and heap leaching, followed by a Merrill-Crowe process to recover silver and gold from pregnant solution.

The simplified flowsheet is shown in Figure 17.1.  The detailed process flow diagrams are located in Appendix C.

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Figure 17.1     Simplified Process Flowsheet

SULPHIDE TAILINGS DAM
OXIDE TAILINGS DAM
FRONT END LOADER
DUMP TRUCK 20 T
FRONT END LOADER
DUMP TRUCK 20 T
SULPHIDE TAILINGS STOCKPILE
CEMENT SILO
LIME SILO
CYANIDE
BARREN SOLUTION
AGGLOMERATOR FEED CONVEYOR
TAILINGS DUMP HOPPER
TAILINGS TRANSFER CONVEYOR
AGGLOMERATOR
AGGLOMERATOR DISCHARGE CONVEYOR
GRASSHOPPER CONVEYOR
EVAPORATION
CLARIFIER BACKWASH
HEAP LEACH PAD
LINER
PREGNANT SOLUTION POND
O/FLOW
BARREN SOLUTION POND
FRESH WATER
CYANIDE
O/FLOW
OVERFLOW SOLUTION POND
DISCHARGE TO CREEK
EFFLUENT TREATMENT TANK
PREGNANT SOLUTION TANK
CLARIFIER FILTER
VACUUM PUMP
DE-AERATION TOWER
PRECIPITATE FILTER PRESSES
FILTER AID
CYANIDE
LEAD NITRATE
Zn DUST
PRECIPITATE TRANSFER CART
PRECIPITATE DRYING OVEN
DORE
PRECOAT
PRECIPITATE MIX TANK
FILTER PRECOAT TANK
BARREN SOLUTION TANK

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17.3        MAJOR  DESIGN CRITERIA

The heap leach has been designed to process 0.5 Mt of oxide tailings per year.  This would be equivalent to a throughput rate of 1,370 t/d and equivalent to 63.4 t/h at 90% running time.

The major criteria used in the design are outlined in Table 17.3.  The complete design criteria are included in Appendix D.

Table 17.3     Major Design Criteria

Criteria	Unit	Number
Operating Year	d	365
Overall Plant Availability	%	90
Annual Processing Rate	t	500,000
Daily Processing Rate	t/d	1,370
Tailing Bulk Density	t/m3	1.605
Agglomerated Tailing Bulk Density	t/m3	1.2407
Agglomerator Feed Size, P80 Passing	µm	225
Agglomerator Product Size, P80 Passing	mm	6 to 15
Moisture Content of Agglomerated Feed	%	12.5
Total Loading/Curing/Leaching/Rinsing Cycle	d	142
Cyanide Solution Strength	g/l	0.5

The design parameters are based on test work results obtained by PRA but directed by MMI, using the results from Huang (2005) and Slim (2005d).

17.4        PLANT  DESIGN

17.4.1    OPERATING  SCHEDULE  AND AVAILABILITY

The plant will be operated on a 24 h/d, 365 d/a basis, with an overall utilization of 90%.

17.5        PROCESS  PLANT  DESCRI PTION

The following is a conceptual description of the reprocessing of the tailings material using the heap leach method.

The plant will operate on a 24 h, 365 d basis with an overall utilization of 90%.  For an oxide tailings treatment rate of 0.5 Mt/a, this would be equivalent to a throughput rate of 1,370 t/d or 63.4 t/h. This will give an overall project duration of 4.7 years. This five-year period will exclude the time required for site establishment and remediation of the heap after the leaching process has been completed.

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The mining equipment will operate on a different schedule than the plant.  Loading operations will be conducted one 8 h shift per day, 365 d/a.  A 3.85 m3 rated (5.0 yd3) front-end loader will be used to load 3, 20 t over-the-road dump trucks that will either deliver the sulphide tailings to the sulphide stockpile or the oxide tailings to the 160 t oxide tailings hopper.  Once the hopper is filled, excess tailings will be stockpiled around the hopper to be loaded by the process plant group.

Certain areas of the tailings might contain high amounts of moisture that can lead to equipment getting stuck.  To mitigate this challenge, wider, oversized tires with chains will be installed on the front-end loader.  Also, the front-end loader bucket will be downsized to 3.06 m3 (4.0 yd3). This will lighten the load on the front tires preventing them from sinking into saturated material.  The trucks will not enter the soft zones so there will be no modifications to the trucks.

A dribble chute will feed the tailings from the hopper onto a conveyor belt.  Cement and lime will be added to the tailings under controlled addition rate conditions. Although some operations add solid dry, flake cyanide to the agglomerator feed material, this option will not be exercised in this case.  The cement and lime will be added from their respective bulk storage silos.  A 50 t capacity cement storage silo equipped with a dust collection filter and a cement blower will be required, as well as a 30 t capacity lime storage silo similarly equipped with a dust collection filter and a lime blower.  Each reagent delivery system will be controlled by a weightometer prior to feeding the tailings material conveyor belt feeding the agglomerator drum.  The design treatment rate will be 63.4 t/h of tailings material with an average moisture content of 10%. Water, or barren solution, will be added to the agglomerator to provide for an overall moisture content of about 12.5 to 15% to the leach pad feed material.  Two 1 t capacity cyanide mixing and storage tanks will be positioned at the Merrill-Crowe facility.  Cyanide will be diluted to 20% strength and then injected into the solution distribution system going to the agglomerator, the heap, and precipitation filter press.

The agglomerator will be a drum type unit with a diameter of 1.8 m and a length of 4.0 m rotating at 10.5 rpm and with a variable angle of 2.5, 5.0 or 7.5°. Agglomerated material will be discharged onto a conveyor belt, then on to a series of jump conveyors, and then deposited on the heap leach pad by a radial telestacker. A curing time of 5 d will be allowed before spraying of the agglomerates with cyanide-bearing leach solution commences.

There will be one leach pad only.  The leach heap dimensions will be an estimated 243 m wide and 282 m long and includes a surrounding berm of 6.5 m in width. There will be four lifts over the four-year treatment period.  Each lift will be 6.5 m high giving the heap an overall height of 26 m.

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The heap leach process will operate with three solution ponds.  Solution from the barren solution pond will be pumped to the leach heap.  Concentrated cyanide solution will be added to the barren solution pond where it will be mixed to give a controlled cyanide concentration of about 0.5 g/L sodium cyanide strength. The pH will be maintained at 10.5.  This solution will be distributed over the leach pad using irrigation pipes and drips for an overall solution feeding rate of about 7.3 L/h/m2 (0.002 L/s/m2).  A total leaching duration of 130 d will be allowed, followed by an ash/rinse cycle of seven days resulting in a total loading, leaching and rinsing cycle of 142 d.

The overall life of a pad on a per lift basis is 365 d.  The total calculated amount of area of pad under irrigation per day will be 22,413 m2, with 1,210 m2 being rinsed every day.  The calculated volume of solution pumped to the heap will be 173 m3/h of which a nominal 9 m3/h will be rinse solution.  A total solution evaporation loss of 10% is assumed.

The 173 m3/h pregnant solution collected from the leach pad will be directed to the pregnant solution pond.  The solution from the pregnant solution pond will be pumped to the Merrill-Crowe plant for silver and gold recovery by precipitation with zinc dust and filtration of the precipitate.  The barren solution will then be returned to the barren solution pond.  Solution from the pregnant solution pond can overflow into the barren solution pond should this be required.  Solution from the barren solution pond can also overflow into the overflow solution pond.  This overflow solution pond will also collect excess water and drainage solution from the heaps and the plant environs.  The overflow solution pond will also supply make-up water to the process by pumping the water back to the barren solution pond.  Alternatively, excess solution from this pond will be treated in the effluent treatment section prior to discharge in the river.  Water drawn from this pond will be treated with calcium hypochlorite in an agitated treatment tank to reduce the cyanide levels to acceptable limits prior to discharging this water to the environment, or re-using this water as process water.

The Merrill-Crowe section will receive the pregnant solution, which will be pumped to the clarifier filter together with filter aid pre-coat and body feed.  The slurry from the backwash cycles will be pumped to an inactive part of leach heap.  The clarified solution will be pumped to the de-aeration tower where the solution will be de- oxygenated and a slurry of zinc dust, lead nitrate, cyanide and filter aid will be pumped into the de-aerated solution after the towers but ahead of the precipitate filters.  The zinc dust, lead nitrate and filter aid will be made up into a slurry at the required dosage rate in the precipitate mixing tank and cyanide will be added as needed.  The cementation reaction occurs at the point of introduction of the slurry to the de-aerated solution. This reaction normally requires about 2 to 5 min for completion. The reaction should be complete by the time the now-barren solution exits the precipitate filter to barren solution tank and from there it will flow into the barren solution pond where the pH will be adjusted to 10.5 with lime if necessary and then be pumped back to the heap for leaching.

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The addition of zinc dust has been calculated on the basis of 10 g of zinc dust per 1 g of silver plus gold in order to ensure that the cementation reaction will be driven to completion.  Although precipitation efficiencies are normally considered to be higher than 99.5%, in this case 96% has been selected since no test work has been conducted on pregnant solution from this material.  The cyanide concentration of the pregnant solution should be a minimum of about 100 mg/L as free cyanide, and will be monitored on a regular basis.  The lead nitrate addition will be calculated on the basis of about 2 mg/L of solution and will be added to improve the precipitation efficiency. About 50% of the total required amount of the lead nitrate will be added to the pregnant solution prior to the clarifier filter in order to precipitate detrimental impurities.  These impurities will then be removed in the clarifier filter.  Although no anti-scalant reagents have been included in the study, any reagents of this nature should be tested to determine its effect on the precipitation efficiency.

The silver-rich precipitate which contains the gold and excess zinc flows to the acid vat tank where the excess zinc can be dissolved by adding adequate amount of sulphuric acid to the system and from there it will be pumped to the digest precipitate filter press.  This precipitate from the filter press will be dried in an oven prior to a smelting furnace for doré production.  It is anticipated that the total metal precipitate production per day will be about 461 kg/d (dry basis).  The silver and gold content will be about 20% or 92.2 kg (silver and gold).

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18.0     PROJECT INFRASTRUCTURE

Infrastructure is disclosed in Sections 5.0 and 17.0.

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19.0     MARKET STUDIES AND CONTRACTS

This section is not applicable.

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20.0     ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1        ENVIRONMENTAL  STUDIES

To Tetra Tech’s knowledge, no environmental baseline studies specific to the tailings facility have been completed, therefore they are not reflected in Section 20.0.  The Property has been previously disturbed by historical operations (Section 6.0).

20.1.1     ENVIRONMENTAL  SETTING

Flora and fauna of the surrounding San Gonzalo property is anticipated to be similar to what may be found in the area of oxide tailings, although presence of these species has not been confirmed at the oxide tailings site.  Vegetation observed on the San Gonzalo property at the time of permitting included catclaw mimosa; cactus species, such as paddle cactus and desert christmas cactus; needle bush, gobernadora; and persimmon trees.

Within the adjacent San Gonzalo mine project area there were 15 species of major mammals, 51 species of birds, 10 species of reptiles and 3 species of amphibious reported at the time of permitting.  Of these species, four mammal species, 14 species of birds, 9 reptiles and 3 amphibians species are listed by Official Mexican Standard NOM-059-SEMARNAT-2001 or in the Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES) (Ministry of Environment and Natural Resources 2008a) (Table 20.1 to Table 20.4).

Table 20.1     Mammal Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-2001 or CITES
Squirrel *	Sciurus aberti	Resident. Endemic. Special Protection
Mouse	Neotoma albigula	Resident. Endemic. Threatened.
Desert Fox	Vulpex velox	Resident. Endemic. Threatened.
Badger	Taxidea Taxus	Resident. Threatened.

Notes:    *No English Common Name translation

Source:   Ministry of Environment and Natural Resources (2008a)

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Table 20.2     Bird Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-2001 or CITES
Heron	Ardea herodias	Migratory. Special protection.
Cerceta aliazul	Anas discors	Migratory. Special protection. Hunting.
Black eagle	Buteogallus anthracinus	Resident. Special Protection. Indicator.
Red tailed eagle	Buteo jamaicensis	Resident. Indicator.
Owl with horns	Bubo virginianus	Resident. Threatened.
Cernicalo	Falco sparverius	Resident. Indicator.
Quail with flakes	Callipepla squamata	Resident. Endemic. Self-consume.
Blue mulato	Melanotis caerulescens	Resident. Endemic. Threatened. Esthetic.
Northern cenzontle	Mimus polyglotos	Resident. Esthetic.
Cuitlacoche with curved beak	Toxostoma curvirostre	Resident. Esthetic.
Gray capulinero	Ptilogonys cinereus	Resident. Endemic.
Golden vireo	Vireo hypochryseus	Resident. Endemic.
Desert cardinal	Cardinalis sinuatus	Resident. Esthetic.
Colorin seven colours	Passerina ciris	Migratory. Esthetic.

Source:   Ministry of Environment and Natural Resources (2008a)

Table 20.3     Reptile Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-2001 or CITES
Black iguana	Ctenosaura pectinata	Resident. Endemic. Threatened.
Chivilla *	Xantusia bolsonae	Resident. Endemic. Threatened.
Lizard *	Sceloporus horridus	Resident. Endemic.
Water snake	Nerodia melanogaster	Resident. Endemic. Threatened.
Chirrionera snake	Pituophis deppei	Resident. Endemic. Threatened.
Water snake	Thamnophis eques	Resident. Threatened.
Rattle snake	Crotalus atrox	Resident. Special protection.
Rattle snake	Crotalus molossus	Resident. Special protection.
Water turtle	Chrysemys scripta	Resident. Special protection.

Notes:     *No English common name translation

Source:   Ministry of Environment and Natural Resources (2008a)

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Table 20.4     Amphibian Species Listed by NOM-059-SEMARNAT-2001 or in CITES within the San Gonzalo Mine

Common Name	Gender and Species	Status under NOM-059-SEMARNAT-2001 or CITES
Ajolote (Mexican mole lizard)	Ambystoma rosaceum	Resident. Endemic. Special protection.
Toad *	Bufo mazatlensis	Resident. Endemic.
Frog *	Rana pustulosa	Resident. Endemic. Special protection.

Notes:     *No English common name translation

Source:   Ministry of Environment and Natural Resources (2008a)

Tetra Tech is not aware of any confirmed environmental complaints from the Property.  An alleging complaint was received in 2003 stating that contaminated water was leaving the Property.  An investigation determined the source of the complaint was a third party off-site (Slim 2005d – Appendix H).

20.2        ENVIRONMENTAL  PERMITTING

Permits and authorizations required for the operation of the Project will include:

•	an operating permit

•	an application for surface tenures

•	a waste water discharge registration

•	a hazardous waste generator's registration.

An EIA or Evaluación de Impacto Ambiental under the Ley General del Equilibrio Ecológico y la Protección al Ambiente (LGEEPA), article 28 (General Law of Ecological Equilibrium and Environmental Protection), is required by the Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT)).  Prior to this EIA, an authorization regarding environmental impact matters is required by the SEMARNAT.

Additional surface tenures will likely be required for the re-location of any tailings to areas outside of the current surface tenure rights.

20.2.1    CURRENT PERMITS FOR THE OXIDE TAILINGS

There are no current operating permits for the mining and exploitation of the oxide tailings.  However, a conditionally approved Environmental Impact Statement (EIS) (Manifestación de Impacto Ambiental (MIA)) for the exploitation and associated transmission line is in place for the San Gonzalo Mine where the tailings are located, as described above.  However; changes of the operating methods may be required if the mining of the tailings was not included in the original mining plan.  Based on this information, revisions to the permits will be required.  If new operating permits are required, an EIA (Declaración de Impacto Ambiental) and EIS (Manifestación de Impacto Ambiental) will be mandatory.

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20.2.2    CURRENT  PERMITS FOR THE SAN GONZALO MINE (ADJACENT)

In order to obtain an authorization regarding environmental impact matters, Avino must prepare an EIS or “Manifestación de Impacto Ambiental”. Avino prepared an EIS, known as “Manifestación de Impacto Ambiental, modalidad Particular” (MIA-P) for the San Gonzalo Mine and submitted it to the Ministry in August of 2008.  The applicable regulations fall under Federal jurisdiction, Article 28, sections II, III and VII of the LGEEPA and the Reglamento en Materia de Evaluacion del Impacto Ambiental (REIA), sections K, L and O (Environmental Impact Assessment Matter Regulation).

Given the planned activities for the site, the Ministry also required an assessment in “Environmental Impact Matter for Change of Land Use” (Materia de Impacto Ambiental para el Cambio de Uso de Suelo) for forested areas and mining infrastructure and electrification, for a surface area of 9.08 ha.

The authorization from the Ministry also requires the mine to present mitigation measures for all potential environmental impacts, as per Article 30, LGEEPA and Article 44, REIA, which Avino detailed in its EIS to the authorities.

Based on the information provided by Avino to the Mexican authorities, a conditional authorization has been granted, subject to additional prevention and mitigation measures in order to avoid, minimize, or compensate for any environmental impacts during the different stages of the adjacent San Gonzalo Mine (Article 35, section II, LGEEPA), which include an assessment of the “Environmental Impact Matter for Change of Land Use” described above.  This permit is valid for 11 years from the date it was issued, to perform various activities on-site. Any modification to the Project must be sent to the Ministry in writing before commencing changes.

Aside from complying with all prevention, protection, control and mitigation measures laid out in the proposed MIA-P, the company must develop an Environmental Quality Monitoring Program or ‘Programa de Seguimiento de la Calidad Ambiental’. The proposed monitoring program must be presented to the Ministry within six months of receiving the conditional authorization.  Once the Ministry has assessed the monitoring program, Avino needs to deliver progress reports semi-annually for a period of  at least five years.  Lastly, Avino must obtain proper authorization from the Ministry for “Change of Land Use” as well as the corresponding “Change of Use for Forested Ground to Mining Infrastructure”.

It is important to note that the current conditional authorization can be cancelled for many reasons, one of them includes improper disposal of liquid/solid waste (hazardous or non-hazardous).

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A second permit for “Change of Forest Land Use to Mining Infrastructure” (Cambio de Utilización de Terreno Forestal a Infraestructura Minera) was requested to the SEMARNAT and granted in September of 2008 for the adjacent San Gonzalo Mine. The corresponding legislation is Article 62, section IX of the “Ley General de Desarrollo Forestal Sustentable” (General Law for Sustainable Forest Development) and Article 27 of the Regulation. .  In addition, the Official Mexican Standard NOM-060-SEMARNAT-1994 and NOM-061-SEMARNAT-1994 must be adhered to.  As per the authorization, Avino must complete its change in land use within 18 months of the date of the permit.

20.2.3    APPLICABLE  LEGISLATION

In order to remain in compliance with current permits for the San Gonzalo Mine, the following eight applicable Official Mexican Standards for the Project must be complied with:

•	Official Mexican Standards NOM-001-SEMARNAT-1996, which establishes the maximum limits allowed for contaminants in waste water discharges in national waters and goods

•
Official Mexican Standard NOM-041-SEMARNAT-1999; which establishes the maximum limits allowed for the emission of polluted gas generated from the exhaust pipe of automotive vehicles circulating, which utilize gas as fuel

•	Official Mexican Standard NOM-043-SEMARNAT-1993, which establishes the maximum levels allowed for emissions from fixed sources of solid particles to the atmosphere

•
Official Mexican Standard NOM-045-SEMARNAT-1996, which establishes the maximum levels of emission (smokes opacity) generated from of automotive vehicles circulating, which utilize diesel or mixtures that include diesel as fuel

•	Official Mexican Standard NOM-052-SEMARNAT-2005, which establishes the characteristics, the process of identification, classification and listing of hazardous waste

•	Official Mexican Standard NOM-054-SEMARNAT-1993, which establishes the procedure to determine the incompatibility between two or more types of residues considered as harmful by NOM-052-SEMARNAT-2005

•
Official Mexican Standard NOM-059-SEMARNAT-2001, which regulates the environmental protection-Mexico’s native species of wild flora and fauna and specifications for their inclusion, exclusion or change-list of species in risk

•	Official Mexican Standard NOM-060-SEMARNAT-1994, that establishes protection measures for forestry grounds.

In addition, other Official Mexican Standards regarding change in land use and mining must be followed and may include:

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•
Official Mexican Standard NOM-061-SEMARNAT-1994 which refers to the specifications to mitigate the adverse effects caused to the Wild Animals and Uncultivated Vegetation as a result of the forestry utilization, and which nomenclature was modified

•	Official Mexican Standard NOM-062-SEMARNAT-1994 establishes specifications to mitigate adverse effects on biodiversity that are caused by change of land use in forested areas

•	Official Mexican Standard NOM-120-SEMARNAT-1997 establishes environmental protection specifications for mining exploration activities in dry and temperate climate regions

•
Official Mexican Standard NOM-141-SEMARNAT-2003 establishes requirements for tailings characterization, and specifications and criteria for site preparation, design, construction, operation and post-operation of tailings dams.

Dependent on the mining plan, additional Official Mexican Standards for mining operations will also be required for the Project:

•
Official Mexican Standard NOM-147-SEMARNAT/SSA1-2004, which establishes criteria for determining the concentrations of remediation of soils contaminated with arsenic, barium, beryllium, cadmium, hexavalent chromium, mercury, nickel, silver, lead, selenium, thallium and/or vanadium; published in the Official Gazette on March 2, 2007

•	Draft Official Mexican standard, PROY-NOM-XXX-SEMARNAT-2009, which establishes the elements and procedures to implement management plans for mining waste

•	Draft Official Mexican Standard NOM-155-SEMARNAT-2007, which establishes environmental protection requirements for systems leaching gold and silver ores

•
General Law for the Prevention and Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos (LGPGIR)) and applicable regulations, which regulated the following registrations and authorizations:

-
Hazardous Waste Generator's Registration and other compliance documents; such as Manifest, Monthly Log of Hazardous Waste Generation; Ecological Waybills for the Importation and/or Exportation of hazardous Materials and Wastes; Semi-annual Report on Hazardous Wastes Sent to Recycling, Treatment or Final Disposition; and Accidental Hazardous Waste Spill Manifest

•	General Law of Ecological Balance and Environmental Protection (LGEEPA)

•	Official Mexican Standard NOM-023-STPS-2003, which establishes standards for work in mines and health and safety conditions at these sites

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	20-6

•	Official Mexican Standard NOM-055-SEMARNAT-2003, which establishes the requirements to be met by sites that will use a hazardous waste landfill

•
Official Mexican Standard NOM-147-SEMARNAT/SSA1-2004, which establishes criteria for determining the concentrations of remediation of soils contaminated by arsenic, barium, beryllium, cadmium, chromium.

20.3        ENVIRONMENTAL  MONITORING AND REPORTING

The conditional authorization sets out the requirements for environmental monitoring and reporting, on a semi-annual basis, for a minimum of five years.  Details were provided in the previous section.

20.4        ENVIRONMENTAL MANAGEMENT

Brownfields or site recycling as it is called within the Mexican environmental legislation, looks at the environmental liabilities (pasivos ambientales) as per Articles 68, 69 and 70 of the Ley General Para la Prevención y Gestión Integral de Residuos (LGPyGIR) or General Law for the Prevention and Comprehensive Management of Waste. It is based on the “polluter pay” principle, according to the LGEEPA, and the LGPyGIR.  The Federal government coordinates with both provincial and municipal authorities to manage the environmental liabilities, whether the sites are orphaned or not.  The LGPyGIR requires complete clean-up of contaminated sites.

20.5        WATER MANAGEMENT

Fresh water for the Project is available from a well drilled in 1996, west of the mine site and surface water from a dam which is divided 60%/40% with the town of Panuco de Coronado.  The Project has previously been charged annually for water use.  Piping infrastructure from these water sources is still in place.

Additional water was also obtained from underground workings, and re-circulation from the tailings.  There is potential for the water from the underground workings to be acid producing (Slim 2005d).  Treatment of water from the underground workings may be required prior to use depending on the water quality.

20.6        SULPHIDE TAILINGS MANAGEMENT

ABA tests have indicated that mild acid generation may already have started on the tailings dam.  A gap analysis and additional tests to further characterize current conditions of the tailings should be completed to properly design a tailings management plan.

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Three preliminary options have been identified for the management of the sulphide tailings:

•	reprocessing the tailings

•	retreating of the tailings on the heap

•	re-location and treatment for remediation.

The feasibility of these options are not known at this stage.

The absence of complete sulphide tailings metallurgical information makes identification of feasibility of the options difficult.  A detailed trade-off study should be undertaken to characterize current conditions of the tailings and to determine whether the retreatment of this material would contribute to the profitability of the project.  However, at this stage only limited metallurgical test data is available since no detailed metallurgical test work was undertaken on this material during the MMI 2004 test program.

Alternatively, the treatment of the sulphide tailings for gold recovery will afford an opportunity to recover silver and gold from the material as well as treating this material with the lime to ensure that this material will not be a net acid producer. Indications are that the sulphide tailings will also require treatment for environmental remediation purposes in the future.  These costs could be partially or completely be off-set by treating this material separately or together with the oxide material by the heap leach process.

Re-locating the sulphide tailings may afford a more expedient option to address this potential environmental problem.  For the purposes of this preliminary economic assessment, it will be assumed that the sulphide tailings will be moved to another location north-east of the proposed site for the leach pad.

20.7        MINE CLOSURE AND RECLAMATION

An updated mine closure plan and reclamation will be required for the Project. The mine closure plan should include information; such as:

•	justification for the closure plan considering technical, environmental and legal aspects

•	objectives and how they will be met

•	photo evidence and details of the environmental situation prior to commencing closure activities

•	schedule of activities

•	the progressive reclamation of the site during the life of the operation

•	the design of tailings disposal areas

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•	the reclamation and re-vegetation of the surface disturbances wherever practicable

•	a cost estimate of the work required to close and reclaim the mine

•	a plan for ongoing and post-closure monitoring and reporting at the site.

No cost estimates have generated at this time to ensure the project meets the environmental requirements once the processing of the heap material has been terminated.

As per Federal regulations, under LGEEPA, both the SEMARNAT and PROFEPA ministries require Avino to present in its first semi-annual report for a General Plan to Remediate the Site dates, activities, techniques, costs that will guarantee restoration of affected areas, considering complete reforestation of impacted sites, removal of foundations and infrastructure that is no longer useful, roads that no longer have any use, remove all rubbish and properly dispose of, closing off adits that are no longer needed and restoration of the tailings facility when its operational life is finished. Avino will also need to present a reforestation program for the entire surface area affected during mining operations.  This program will include caveats to safeguard flora and fauna.

20.8        SOCIO - ECONOMIC AND COMMUNITY CONSIDERATIONS

This socio-economic section of the preliminary economic assessment:

•	identifies communities that may potentially be affected by the development of the Project

•	identifies potential positive and adverse effects of the Project on local communities

•	advises on further study requirements.

20.8.1    PROJECT LOCATIO N

The Project is located approximately 82 km northeast of the City of Durango, in the state of Durango.  The Property lies between the communities of Panuco de Coronado and San Jose de Avino.

20.8.2    CONSULTATION  WITH  COMMUNITIES

The implementation of an effective community engagement program is fundamental to the successful environmental permitting of mining projects. As part of a comprehensive community engagement program, should be initiated as soon as possible.  Consultation will include addressing concerns of the leap-leach pile that may be present within or adjacent to the Property.

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Consultation and the development of a working relationship with local communities typically involves the development of a series of agreements that lay the groundwork for conversations.  These include:

  •         memorandums of understanding

  •         protocol agreements

  •         community consultation/participation agreements.

As project exploration and development proceeds, other agreements will become necessary, including:

  •        socio-economic/community economic benefits agreements

  •         environmental monitoring agreements

  •         training agreements

  •         accommodation/impact benefit agreements.

POTENTIAL  POSITIVE  EFFECTS ON LOCAL COM MUNITIES

Potential positive effects of the proposed project development include:

  •         long-term, meaningful employment in mining operations and related positions (e.g. environmental monitors, service industry sector)

  •         economic development and contract opportunities for local communities (existing and new businesses), and community infrastructure improvements.

POTENTIAL  ADVERSE  EFFECTS ON  LOCAL COMMUNITIES

For potential adverse effects of the proposed project development, it will be assumed that the sulphide tailings will be moved to another location north-east of the proposed site for the leach pad.  Again, it should also be mentioned that this proposed site is very close to the town of San Jose de Avino and this may result in objections from the local community.

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21.0     CAPITAL AND OPERATING COSTS

21.1        CAPITAL COSTS

21.1.1    INTRODUCTION

The CAPEX for the Project has been developed based of the treatment of 1,370 t/d or 500,000 t/a of oxide tailings.  In 2005, a total cost of US$16.2 million, including contingency, was estimated as the CAPEX for this Project.

This cost estimate update includes the following items:

  •         a new equipment list was generated with process engineering, quotations for major equipment were obtained, and replaces the previous estimate.

  •         the previous estimate in 2006 was escalated to reflect the current cost.

21.1.2    BASIS OF ESTIMATE

This estimate is a preliminary economic assessment, class IV estimate prepared in accordance with industry standard.  The accuracy of the estimate is -25%/+40% which is suitable for client review and the NI 43-101 report.

PRICING AND CURRENCY

This preliminary economic assessment estimate is prepared with a base date of Q2 2012 and has not included any escalation beyond this date.

For major equipment, costing is based on budgetary quotations from vendors.  Other mechanical equipment costs are based on in-house data from recent projects.

All Project capital costs are expressed in US dollars with the following provisions:

  •         any costs in Canadian dollars and other currencies were converted into US dollars based on an exchange rate of 1.1

  •         no provision was made for fluctuations in the currency exchange rates.

The currency exchange rates in Table 21.1 were used in the estimate.

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Table 21.1     Currency Exchange Rate

Currency	Exchange
CDN$1.00	US$0.9833
EUR€1.00	US$1.5000

CONSTRUCTION LABOUR RATE S

A blended labour rate of $9.75/h was used in the previous estimate.  In the updated cost estimate, escalation from 2006 to 2011 was calculated and applied.

INFLATION  RATE

An inflation rate has been applied to reflect the current cost of the Project (Table 21.2).  The escalation is based on inflation rate (consumer prices) in Mexico (Index Mundi 2011 www.indexmundi.com).

Table 21.2     Inflation Rates in Mexico

Year	Rate (%)
2006	3.4
2007	4.0
2008	5.1
2009	3.6
2010	4.1
2011	3.1
2012 (to June)	1.6

An average rate of 30% inflation from 2005 to June 2012 was applied in the updated estimate.

DIRECT COSTS

The equipment list has been updated based on the process flow diagram document. The cost of equipment was estimated based on changes to the process flow diagram.

Disciplines other than mechanical equipment used costs from the previous cost estimate, with escalation applied only.

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	21-2

INDIRECT COSTS

All indirect costs were estimated based on a percentage of direct costs.

CONTINGENCY AND RISK

A contingency of 25% was applied to the direct and indirect costs to meet anticipated, foreseen, but incompletely defined costs to satisfy the approved scope.

ASSUMPTION SAND EXCLUSIONS

It was assumed there is no design change other than updating the equipment list.

It was assumed all material take-offs from the previous estimate are valid.

21.1.3    CAPITAL  COST  SUMMARY

The CAPEX for the Project has been assessed at US$29.1 million. The CAPEX is based on new equipment. The CAPEX is summarized in Table 21.3.

Table 21.3     CAPEX Summary

Item/Description	Total Cost (US$)
Direct Costs
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
Indirect Costs
Engineering, Procurement, Construction Management, Quality Assurance and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total CAPEX	29,138,596

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MINING, AGGLOMERATION AND PADLOADI NG

These costs include the facilities required for transferring the tailings from the existing tailing dam to the dump bin for oxide tailings and to the sulphide stockpile for the sulphide tailings, using the front-end loader and trucks. It also includes the facilities required for the loading of the tailings into a bin to feed the conveyor to the agglomerator, and includes the agglomerator and its structural supports as well as the ancillary equipment. These costs also includes the lime and cement silos.

PROCESS FACILITIES

The costs in this section include the various items of equipment, the tanks and their attendant pumps and agitators (if equipped), the Merrill-Crowe circuit (supplied as a modular package unit) and other miscellaneous process-related equipment.  The process equipment is estimated as new cost items.

REAGENTS AND AUXILIARY SERVICES

The costs derived for this section include reagent tanks and related equipment as well as civil construction costs.  Water will be supplied from the existing sources, namely from the dams and/or the wells.  The costs shown for the fresh water supply includes the refurbishing of the equipment and pumps.  Safety items related to reagent handling have also been included.

BUILDINGS

The existing buildings and offices of the Avino Mine will be utilized for the Project. An allowance has been included for the refurbishment of these facilities. No costs have been allocated for the truck shop since it is intended to have a transport contractor to provide all the transportation needs for the Project. An allowance has been included for the procurement/refurbishing of laboratory equipment.

LEACH  PAD AND INFRASTRUCTURE

The civil construction costs of upgrading the roads and constructing the leach pad and ponds are given in this section.  The leach pad will be constructed according to standard practice with liners and a leak detection system. The ponds will all be lined. Also included is the cost of fencing off the plant area, the telephone system, sewage disposal, water supply and treatment, and fuel storage facilities.  The existing fuel storage facilities will be used but this will require refurbishing and this cost has been provided in this section.

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POWER SUPPLY AND DISTRIBUTION

The refurbishing and expanding of the existing electrical power supply system, along with lighting, has been included in this section.  It also includes power to the agglomerator area and the Merrill-Crowe area.

INDIRECT COSTS

Indirect costs have been included as costs associated with construction services, consulting services, spare parts, and freight.  A contingency of 25% has been included in the indirect costs.

No sunk costs, Owner's costs, taxes, or insurance costs have been added to the CAPEX as detailed above.

21.2       OPERATING COSTS

21.2.1    PROCESS  OPER ATING  COST  ESTIMATE

The process operating costs for the Project includes agglomeration, heap leaching, followed by Merrill-Crowe refinery plant to produce a silver/gold doré.  G&A costs have also been estimated and are included in the OPEX. The OPEX is reported in US dollars with an exchange rate of New Mexican Peso to US dollar at 12.5.

Table 21.4 gives the overall OPEX summary for the processing facility and the G&A costs and is based on 1,370 t/d with an availability of 90% and 365 operating days per year.

The annual operating cost for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at the processing rate of 1,370 t/d.  An incremental increase in G&A operating costs is estimated to be US$750,000, or US$1.51/t of tailings treated.

Table 21.4     OPEX Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Process Manpower
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.28
Subtotal	49	860,472	1.72
Process Supplies
Operating Supplies	-	4,582,421	9.16

table continues…

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Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Maintenance Supplies	-	450,000	0.90
Power Supply	-	479,947	0.96
Subtotal	-	5,512,368	11.02
Total Process OPEX	49	6,372,840	12.74
G&A Costs
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A OPEX	11	752,656	1.51
Total OPEX	60	7,125,496	14.25

The annual OPEX includes the following:

•
staffing and maintenance manpower complements, and base salaries including a burden of 42.5% (salary information is based on staffing complements as supplied by Avino, similar project salary costs, and Tetra Tech in house data)

•	power consumption based on the estimated power drawn by the equipment

•	reagent consumption rates and associated costs have been based on recent prices received from reagent suppliers

•	an estimated maintenance cost which was based on the capital cost estimate.

MANPOWER

Table 21.5 shows the estimated operating and maintenance manpower requirements for the process plant and Table 21.6 shows the G&A complement.

The manpower operating costs have been determined using the operating plant complement required to run and maintain the plant facilities.

Table 21.5      Process Plant Manpower Requirements

Description	Manpower	Loaded Annual Salary (US$)	Annual Cost Payroll (US$)	Unit Cost (US$/t Milled)
Average Benefit Rate/Burden	-	42.5%	-	-
Plant Maintenance
Maintenance Manager	1	47,880	47,880	0.096
Leach Plant Maintenance Foreman	1	38,304	38,304	0.077
Mechanics	1	20,520	20,520	0.041
Welders	1	20,520	20,520	0.041

table continues…

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Description	Manpower	Loaded Annual Salary (US$)	Annual Cost Payroll (US$)	Unit Cost (US$/t Milled)
Electricians	1	20,520	20,520	0.041
Apprentices	2	13,680	27,360	0.055
Subtotal	7	-	175,104	0.350
Operations
Plant Superintendent	1	68,400	68,400	0.137
Engineering and Planning Manager	1	47,880	47,880	0.096
Plant Shift Foremen	3	24,624	73,872	0.148
Front End Loader Operator	1	13,680	13,680	0.027
Dump Truck Driver	3	13,680	41,040	0.082
Dozer Operator	6	13,680	82,080	0.055
Plant Operator: Agglomerator	3	10,944	32,832	0.066
Plant Operator: Conveyors	3	10,944	32,832	0.066
Plant Operator: Merrill Crew	6	10,944	65,664	0.131
Day Crew Reagents	2	10,944	21,888	0.044
Day Crew Heap Piping	6	10,944	65,664	0.131
Subtotal	35	-	545,832	1.092
Laboratory
Chief Assayer	1	41,040	41,040	0.082
Assayer	6	16,416	98,496	0.197
Subtotal	7	-	139,536	0.279

Table 21.6     G&A Manpower Requirements

Description	Manpower	Annual Cost/ Employee (US$)	Annual Cost Payroll (US$)	Unit Cost (US$/t Milled)
General Manager	1	75,240	75,240	0.150
Administration Manager	1	27,360	27,360	0.055
First Aid Attendant	1	20,520	20,520	0.041
Purchasing Agent	1	27,360	27,360	0.055
Office Clerk	1	13,680	13,680	0.027
Computer Technician	1	16,416	16,416	0.033
Safety and Security	2	13,680	27,360	0.055
Warehouse Staff	2	13,680	27,360	0.055
Environmental Supervisor	1	27,360	27,360	0.055
Total G&A Manpower	11	-	262,656	0.525

Avino Silver and Gold Mines Ltd. Technical Report on the Avino Property	21-7

POWER  AND  SUPPLIES

Table 21.7 gives the annual power requirements for the process sections based on the estimated power usage.  The unit cost of power was given to be US$0.065/kWh and equates to US$0.96/t of tailings processed.

Table 21.7     Process Power Supply

Plant Power Supply	842.9 kW Running
	kWh/a	Unit Cost (US$/kWh)	Total Cost (US$/a)	Unit Cost (US$/t Milled)
Plant Power	7,383,804	0.065	479,947	0.96
Total Power Supply	-	-	479,947	0.96

The annual maintenance supplies requirement for the plant has been estimated for each of the sections, and these costs are shown in Table 21.8. The plant cost of maintenance supplies has been calculated to be US$450,000, or US$0.90/t of oxide tailings treated.

Table 21.8     Process Maintenance Supplies

Area	Total Cost (US$/a)	Unit Cost (US$/t Ore)
Conveyors	100,000	0.2
Agglomerator	50,000	0.1
Leach Plant and Refinery Supplies, and Maintenance	50,000	0.1
Merrill-Crowe	250,000	0.5
Total Maintenance Supplies	450,000	0.9

The annual estimated plant operating supplies requirements are provided in Table 21.9.  The total cost of operating supplies for the main plant which mostly includes the cost of the reagents has been determined to be US$4.6 million, or US$9.16/t of tailings treated.

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Table 21.9       Plant Operating Supplies

Supplies	Consumption (kg/t Milled)	Unit Cost (US$/kg)	Total Cost (US$/a)	Unit Cost (US$/t Milled)
Reagents
Cement	10.90	0.20	1,090,109	2.18
Lime	6.865	0.11	360,449	0.72
Cyanide	0.928	2.45	1,136,914	2.27
Zinc Dust	0.96	3.20	1,536,154	3.07
Lead Nitrate	0.19	0.25	23,752	0.05
Filter -Aid	0.10	0.85	42,504	0.09
Pre-Coat	0.10	0.09	4,500	0.01
Sodium Hydroxide	0.09	1.00	45,005	0.09
Sulphuric Acid	0.76	0.85	323,032	0.65
Calcium Hypochlorite	0.05	0.80	20,002	0.04
Total Operating Supplies	-	-	4,582,421	9.16

Table 21.10 details the annual G&A expenses and the unit G&A expenses operating cost has been calculated to be US$0.98/t of oxide tailings treated.

Table 21.10     G&A Expenses

Description	Total Cost (US$/a)	Unit Cost (US$/t Milled)
Communications	36,000	0.072
Consulting	30,000	0.060
Human Resources and Employee Costs	10,000	0.020
Vehicle Costs	20,000	0.040
Site Costs	24,000	0.048
Office Costs	24,000	0.048
Safety and Security	24,000	0.048
Travel	36,000	0.072
Water Costs	24,000	0.048
Housing Costs	30,000	0.060
Insurance	60,000	0.120
Environmental
Consumables & Supplies	24,000	0.048
Permitting	24,000	0.048
Water Analysis	24,000	0.048
Dore Transportation	100,000	0.200
Total G&A Expenses	490,000	0.980

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Technical Report on the Avino Property

Assumptions  Used  in  Power  and  Supplies  Requirements

The estimated power requirements for the process sections are given as a total value in Table 21.7.  The power value records the anticipated annual operating power usage and not the installed power for the equipment.  The complete equipment list and electrical load list are located in the Appendix F.  The unit electrical cost of US$0.065/kWh was provided by Avino.

The costs of the plant operating supplies include the reagent costs for the usage as given in the process design criteria.

The maintenance supplies costs are estimated values and are reflected as an allowance as based on a percentage of the capital cost estimate.  Similarly, the G&A expenses have been based on estimated allowance values.

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Technical Report on the Avino Property

22.0  ECONOMIC  ANALYSIS

22.1     INTRODUCTION

A preliminary economic assessment should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time.  The preliminary economic assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Furthermore, there is no certainty that the preliminary economic assessment will be realized.  Mineral resources that are not mineral reserve do not have demonstrated economic viability.

Tetra Tech prepared an economic evaluation of the Project based on a pre-tax financial model.

Tetra Tech’s long-term consensus metal prices (as of April 24, 2012) used in the base case were:

•      gold – US$1,256.00/oz

•      silver – US$20.38/oz.

The pre-tax financial results are:

•      54.5% IRR

•      1.6-year payback

•      US$38.6 million NPV at an 8% discount rate.

Sensitivity analyses were conducted to analyze the sensitivity of the Project merit measures (NPV, IRR and payback periods) to the main inputs.

22.2         PRE - TAX  MODEL

22.2.1     MINE /METAL  PRODUCTION  IN  FINANCIAL  MODEL

The life-of-project average material tonnages, grades and metal production are shown in Table 22.1.

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Table 22.1       Metal Production from the Avino Mine Tailings Retreatment

Description	Value
Total Tonnes to Mill (‘000)	2,340
Annual Tonnes to Mill (‘000)	500
Mine Life (Years)	5
Average Grades
Gold (g/t)	0.54
Silver (g/t)	91.30
Total Production
Gold (‘000 oz)	31
Silver (‘000 oz)	4,814
Average Annual Production
Gold (‘000 oz)	6.58
Silver (‘000 oz)	1,028.55

22.2.2     BASIS OF FINANCIAL  EVALUATIONS

The production schedule has been incorporated into the 100% equity pre-tax financial model to develop annual recovered metal production from the relationships of tonnage processed, head grades, and recoveries.

Gold and silver payable values were calculated based on base case metal prices. net invoice value was calculated each year by subtracting the applicable refining charges from the payable metal value. At-mine revenues are then estimated by subtracting transportation and insurance costs.  Unit operating costs for mining, processing, power, fuel, and G&A were applied to annual mined/milled tonnages to determine the overall operating cost which was deducted from the revenues to derive annual operating cash flow.

Initial capital costs as well as working capital have been incorporated on a year-by- year basis over the mine life.  Salvage value and mine reclamation costs are applied to the capital expenditure in the last production year.  Capital expenditures are then deducted from the operating cash flow to determine the net cash flow before taxes.

Initial capital expenditures include costs accumulated prior to first production of concentrate.  No sustaining capital is included in this study. Pre-production period is assumed to be one year.

Working capital is assumed to be three months of the annual operating cost and fluctuates from year to year based on the annual cost.  The working capital is recovered at the end of the mine life.

The salvage value is assumed to be 2% of the initial capital cost and recovered at the end of mine life.

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Mine closure and reclamation is assumed to be US$0.1/t mined and incurred at the end of mine life.

The undiscounted annual net cash flow (NCF) and cumulative net cash flow (CNCF) are illustrated in Figure 22.1.

22.3         SUMMARY  OF  FINANCIAL  RESULTS

Tetra Tech evaluated the base case using consensus gold and silver prices of US$1,256.00/oz and US$20.38/oz, respectively.

The pre-tax financial model was established on a 100% equity basis, excluding debt financing, and loan interest charges.  The financial results for the base case and for an alternative case based on spot metal prices as of June 19, 2012 are presented in Table 22.2.

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Technical Report on the Avino Property

Table 22.2       Summary of Pre-tax Financial Results

Description	Base Case	Spot Prices Case
Gold Price (US$/oz)	1,256.00	1,622.20
Silver Price (US$/oz)	20.38	28.36
Total Payable Metal Value (US$'000)	131,459	179,116
Refining (US$'000)	4,817	4,817
Total NIV (US$'000)	126,642	174,299
Transportation, Insurance (US$'000)	190	261
At-mine Revenue (US$'000)	126,452	174,038
Royalties (US$'000)	0	0
Operating Costs (US$'000)	38,192	38,192
Operating Cash Flow (US$'000)	88,260	135,845
Capital Expenditure, Including Reclamation and Salvage (US$'000)	28,990	28,990
Net Cash Flow (US$'000)	59,270	106,856
Discounted Cash Flow NPV (US$'000) at 0.00%	59,270	106,856
Discounted Cash Flow NPV (US$'000) at 5.00%	45,345	84,842
Discounted Cash Flow NPV (US$'000) at 8.00%	38,647	74,186
Discounted Cash Flow NPV (US$'000) at 10.00%	34,736	67,940
Payback (years)	1.6	1.1
IRR (%)	54	92

22.4         SENSITIVITY  ANALYSIS

Sensitivity of the project’s NPV, IRR and payback period to the Project key variables was investigated.  Using the base case as a reference, each of key variables was changed between -30%/+30% at a 10% interval while holding the other variables constant. The following are the key variables investigated:

•      gold price

•      silver proce

•      capital costs

•      operating costs.

As shown in Figure 22.2, the Project NPV, calculated at an 8% discount, is most sensitive to the silver price and, in decreasing order gold price, operating costs, and capital costs.  The lines representing the capital and operating costs are overlaying as they have similar effect on the NPV.

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As shown in Figure 22.3, the project IRR is most sensitive to the CAPEX and the silver price, followed by the gold price and operating costs.

As shown in Figure 22.4, the payback period is also most sensitive to the silver proce, followed capital costs, operating costs and the gold price.

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22.5         ROYALTIES

No royalties are considered in the financial analysis.

22.6         SMELTER  TERMS

In the absence of letters of interest or letters of intent from potential smelters or buyers of gold and silver doré, smelter terms for similar projects have been applied.

●      gold – pay 99% on the gold less a refining charge of $8.00/accountable troy oz from the London Metal Exchange (LME) price.

●      silver – pay 95% on the silver less a refining charge of $1.00/accountable troy oz from the LME price.

22.7         TRANSPORT ATION  LOG ISTICS

Transportation costs for gold and silver doré are assumed to be included in the refining charges.

22.7.1     INSURANCE

An insurance rate of 0.15% was applied to the provisional invoice value of the doré.

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23.0     ADJACENT  PROPERTIES

There are no material properties adjacent to the Avino Mine.

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24.0     OTHER RELEVANTDATAAND  INFORMATION

24.1         INFRASTRUCTURE  AND  MILL  REFURBISHMENT

In order to perform the bulk sample program, major infrastructure spending and mill repairs were required.  Most of these expenditures took place in 2008 and 2009 with additional spending required more recently as further needs arise to meet the demands of an operating mill.

To provide an operating 250 t/d milling circuit, as much of the previously existing process equipment was used.  A list of the major items purchased, installed and repaired are as follows:

●      the crushing plant was reconfigured for two stages of crushing rather than three by installing a smaller jaw crusher, repairing the short head cone crusher and the vibrating screen.

●      the ball mill was inspected and the necessary mechanical repairs were made to make the mill operational.

●      two smaller banks of flotation cells were fabricated and installed; in the dewatering section, the existing 20 ft thickener was cleaned and the side walls and bottom were reinforced with new steel plates

●      new filter sectors for the existing filter and a new vacuum pump were purchased and installed

●      the entire mill was rewired accordingly to meet the electrical code.

Infrastructure included the following:

●      water supply from Galeana, La Caricol Dam and the Tailings Reclaim; all of these items required pumps, electrical starters, cable and transformers, and repairs to the existing pipelines.

●      clean and reactivate the two existing water storage tanks and install a new 2 in. pipeline to supply water to San Gonzalo.

●      purchase equipment such as a new Varian AA machine for the assay laboratory

●      two diamond drill core storage sheds

●      reactivate and calibrate the existing dump truck scale

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•      miners quarters for approximately 50 contract miners and related services for housing them

•      mine office and maintenance shop

•      fuel storage tank and containment

•      reactivate two secured explosives storage facilities and the guard house

•      phone and telecommunication systems

•      new 400 kW power line from the vicinity of the process plant to San Gonzalo

•      upgrade the road from San Gonzalo to process plant; a distance of approximately 1.7 km.

Major surface and underground equipment purchases include:

•      924-H Caterpillar front end loader

•      DR-6 Cat Dozer

•      13 light service passenger vehicles

•      300 kW diesel power generator

•      150 hp air compressor

•      5 yd scoop from Remag

•      3 yd scoop from Caterpillar

•      LY-44 surface and ONRAM 100/3 underground diamond drill rigs

•      Caterpillar 320D combination backhoe and rock breaker.

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25.0     INTERPRETATION  AND  CONCLUSIONS

25.1         G EO LO GY

The Property is located in Durango State in North Central Mexico, within the Sierra Madre Silver Belt, and 82 km northeast of Durango City.  The current Property is comprised of 23 mineral concessions, totalling 1,103.934 ha.

The Property is located within a large caldera which hosts numerous epithermal veins and breccias, grading into a ‘near porphyry’ environment.  The dominant rock types in the region of the Avino mine include andesitic, rhyolitic, and trachytic pyroclastic rocks.  The area was intruded by monzonite dykes and stocks, which appear to be related to mineralization.  Silver- and gold-bearing veins cross-cut the various lithologies and are generally oriented north-northwest to south-southeast and northwest to southeast.  The rocks have been weathered and leached in the upper sections from contact with atmospheric waters, resulting in an oxidized and a reduced, or sulphide, portion of the mine.

Three deposits are present on the Property: the hard-rock San Gonzalo vein, the ET Zone of the Avino vein, and the Avino oxide tailings.  The latter tailings deposit is the basis for this preliminary economic assessment, and the only deposit for which there is a current resource estimate.

25.2         RESOURCE  ESTIMATE

The oxide tailings are estimated to contain a 2.34 Mt Inferred Resource at a grade of 91.3 g/t silver and 0.54 g/t gold, at a 50 g/t silver cut-off.

25.3         MINERAL  PROCESSING

A possible process design was developed to recover the silver and gold present in the oxide tailings dam material at the Avino Mine as per the MMI report dated October 2005.

The implied values contained in the oxide tailings dam are approximately US$136.8 million, based on US$20.38/oz of silver and US$1,256/oz of gold prices. The silver values are approximately three times higher than the gold values.  NPV calculated at 8% discount rate is US$38.7 million.

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The capital cost to design and construct a 500,000 t/a agglomeration heap leach operation treating tailings material is estimated to be US$29.1 million.

Based on information in the MMI report and using current reagent costs, plant operating and maintenance costs are estimated to average US$14.25/t treated.  It must be noted that no sulphide tailings relocation costs are included in this figure because of insufficient information to calculate the volumes of both the oxide and sulphide tailings.

These costs are summarized in Table 25.1.

Table 25.1     Cost Summary

Description	Cost
Implied value contained in oxide tailings (US$ million)	136.8
Capital cost for 500,000 t/a agglomeration/ heap leach operation (US$ million)	29.1
Estimated operating cost per tonne of tailings treated (stripping costs not included) (US$/t)	14.25
Estimated net revenue using $20.38/oz silver and $1256/oz gold (US$ million)	59.3

Continuous vat leaching technology was investigated for retreatment of the tailings as an alternative to heap leaching.  A test program was completed in 2011, for the evaluation of the continuous vat leaching process. This program was of poor quality, for the following reasons:

•      the origin of the sample was not discussed

•      the particle size of the material tested was not given

•      cyanide consumptions during the test were not checked and are therefore not reliable as given

•      there was no comparison of the results with standard bottle roll tests.

In conclusion, CVL process has not demonstrated positive results in the test program.  Further tests on site should be conducted in order to confirm CVL process as an alternative for retreatment of the tailings.

25.4         MINING

The mining of the unconsolidated tailings is relatively simple.  There is moisture in the tailings and in places the ground can be soft.  To mitigate the front-end loader from getting stuck, larger tires with chains and a smaller bucket will be employed.

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The mining group will operate on a 1-shift per day basis every day of the year.  If this work schedule does not prove to be adequate, it is recommended the over-the-road dump trucks pull a trailer, overtime be approved or an additional shift be added.

25.5         CAP ITAL  AND  OPERATING  COSTS

The CAPEX for the Project has been developed based on the treatment of 1,370 t/d, or 500,000 t/a of oxide tailings.  A total cost of US$29.1 million, including contingency, was estimated as the CAPEX for the Project (Table 25.2)

Table 25.2     CAPEX Summary

Item/Description	Total Cost (US$)
Direct Costs
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
Indirect Costs
Engineering, Procurement, Construction Management, Quality Assurance and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total CAPEX	29,138,596

Table 25.3 gives the overall estimated cost summary for the processing facility and the G&A costs based on 1,370 t/d, with an availability of 90% and 365 operating days per year.

The annual OPEX for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at a processing rate of 1,370 t/d. An incremental increase in the G&A OPEX is estimated to be US$750,000, or US$1.5/t of tailings treated.

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Table 25.3      OPEX Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Process Manpower
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.28
Subtotal	49	860,472	1.72
Process Supplies
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.90
Power Supply	-	479,947	0.96
Subtotal	-	5,512,368	11.02
Total Process OPEX	49	6,372,840	12.74
G&A Costs
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A OPEX	11	752,656	1.51
Total OPEX	60	7,125,496	14.25

25.6         ECONOMIC  ANALYSIS

Based on US$1,256/oz gold price and US$20.38/oz silver price, the pre-tax NPV at 8% discount rate is US$38.6 million, the IRR is 54.5% and the payback period is 1.6 years. The total life-of-mine undiscounted NCF is US$ 59 million. The project economics are more sensitive to changes in silver price then gold price, capital costs and operating costs.

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26.0     RECOMMENDATIONS

26.1         RESOURCE  ESTIMATE

For the confidence in the Inferred Mineral Resource of oxide tailings to be improved, a drilling campaign should be carried out with suitable equipment (sonic drilling is recommended to recover unconsolidated material with variable moisture content).  At the same time, the overlying deposit of sulphide tailings should be drilled.  To achieve a nominal drill collar spacing of 50 m x 50 m, 90 holes with an average length of 20 m would be required for a total of 1,800 m of drilling.  An estimated cost for this drilling is $500,000.

Resource estimates for the ET Zone of the Avino vein, the San Gonzalo vein, the open pit, and the sulphide tailings should be completed for mine planning purposes, in addition to an updated oxide tailings resource estimate following the drilling program recommended above.  Drilling has been carried out during the last two years and the drillhole database should be consolidated and mining depletions updated before the estimation is performed.  An estimated cost for completion of these resource estimates and the associated technical report is $170,000.

26.2         PROCESS

Based on the conclusions within the components of this technical report, it is recommended that the following tasks could be executed for verifying the material within the tailings:

●     drill the surface of both tailings dam areas to determine the volumes and bulk density of each of the oxide and sulphide tailings material

●     take sufficient amounts of samples from both oxide and sulphide tailings to obtain representative samples for assay and metallurgical test work to confirm the grade of the deposit and the recovery of silver and gold from the heap leach process

●     use the metallurgical results from the test work program to confirm/define the duration of leaching on the pad, the reagent consumption values and the silver and gold precipitation efficiencies

●     use the metallurgical results from the metallurgical test work program to develop a heap leach flowsheet

●     based on accurate assay and reproducible metallurgical test work data, prepare an economic analysis for the retreatment of the oxide tailings dam material, the sulphide tailings dam material, and for the treatment of both oxide and sulphide tailings material

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26.2.1     REFURBISHED  EQUIPMENT

The suitability and/or the possibility of refurbishing the existing equipment at the Avino Mine plant site needs to be evaluated more closely.  Some water pumps and possibly some conveyors could be returned to service, and some of the existing tanks could be used for water storage/supply.  However, it does not appear as if any other equipment could be salvaged and/or refurbished for use in a heap leach plant. The general availability of used equipment from other locations in the Durango district, or in Mexico, would need to be investigated.

26.2.2     ASSAY  LABORATORY  EQUIPMENT

The assay laboratory would require re-equipping with suitable equipment.  The availability of suitable used laboratory equipment and facilities is also not known.

26.2.3     SULPHID ETAILINGS

The option of whether the sulphide tailings should be re-treated on the heap or relocated and dumped elsewhere, while possibly being treated for environmental remediation, is not known at this stage.  The absence of reliable sulphide tailings dump metallurgical information makes quantification of this option difficult. A detailed trade-off study should be undertaken to determine whether the re-treatment of this material would contribute to the profitability of the Project.  However, at this stage only limited metallurgical test data is available since no detailed metallurgical test work was undertaken on this material during the MMI 2004 test program.

For the purposes of this report, it will be assumed that the sulphide tailings will be moved to another location northeast of the proposed site for the leach pad.  Again, it should also be mentioned that this proposed site is very close to the town of San Jose de Avino, and this may result in objections from the local community.

26.3         ENVIRONMENTAL

The cost of permitting has not been considered at this stage of the Project. Government agencies should be consulted prior to the permitting process to determine if current permits for the San Gonzalo Mine can been revised.  The cost of expropriating agricultural land for the leach pad, and the cost of water which would have to be redirected to the heap leach project but which is currently used for agricultural purposes have also not been assessed.  Once the mine plan, site layout and tailings management plan are further along and have definitive locations, the cost of these factors should be addressed.  The cost for monitoring environmental effects post mine closure needs to be estimated.

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A detailed trade-off study should be undertaken to characterize current conditions of the sulphide tailings and to determine whether the re-treatment of this material would contribute to the profitability of the Project.

There is potential for the water from the underground workings to be acid producing (Slim 2005d).  Treatment of water from the underground workings may be required prior to use depending on the water quality.

26.4         PROJECT  SCHEDULE

A suggested high-level schedule of the tailings retreatment project execution plan has been prepared.  This schedule is provided in Figure 26.1

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Technical Report on the Avino Property

Figure 26.1 Tailings Retreatment Project Suggested High-level Schedule

Y1
Y2
Y3
Y4
M-3
M1
M4
M7
M10
M13
M16
M19
M22
M25
M28
M31
M34
M37
M40
M43
M46
AVINO TAILINGS RETREATMENT PROJECT EXECUTION PLAN
ENVIRONMENTAL AND PERMITTING
ADDITIONAL DRILLING FOR RESOURCE ESTIMATE
FINAL STUDY FOR RESOURCE ESTIMATE AND METALLURGICAL TEST WORK
DETAIL ENGINEERING
PROCUREMENT
CONSTRUCTION
COMMISSIONING
START-UP
FULL PRODUCTION

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27.0     REFERENCES

Bannon, J.F.  1970.  The Spanish Borderlands Frontier 1513–1821, Albuquerque:  University of New Mexico Press, p. 29, 53–54

Benitez, Sanchez. 1991.  Memorandum: Informe Final de la Cubicacion de Presa de Jales.  Prepared for Ing. Rene Cuellar Torres, Cia Minera Mexicana de Avino, S.A. de C.v. June 6, 1991, 5 pages.

Bermúdez Fernández, Jesús. 2012.  Legal agreement between Minerales de Avino, Sociedad Anónima de Capital Variable and Compañía Minera Mexicana de Avino, Sociedad Anónima de Capital Variable on the La Platosa Concession. Volume seven hundred and twenty-six/mbq* number fifteen thousand one hundred and ninety-seven.  February 18, 2012, 14 pages.

Gallegos, J.I.  1960.  Durango Colonial, 1563–1821, Mexico City: Editorial Jus, p. 78.

González Olguin, Juan Manuel.  2012.  Current title opinion prepared by Bufete González Olguin SC Law Firm for Avino Silver and Gold Mines, Ltd. April 4, 2012, 29 pages.

Gunning, D. 2009.  Resource Estimate on the San Gonzalo Vein – A Part of the Avino Mine, Durango, Mexico, for Avino Silver and Gold Mines Ltd.  Prepared by Orequest. Effective date August 31, 2009.

Hall, R.  2006.  Technical Report: Tailings Retreatment – Process Option. Prepared by Ron Hall, Wardrop Engineering Inc. for Avino Silver & Gold Mines Ltd. March 31, 2006

Huang, J. 2003.  Flotation and Cyanidation Scoping Tests and Specific Gravity. Project No. 0302303.  Report prepared by John Huang, Process Research Associates Ltd. for Bryan Slim, MineStart Management Inc.  March 28, 2003.

Huang, J. and Tan, G.  2005.  Metallurgical Test Work on Avino Tailings, Durango, Mexico.  Project No, 0406407.  Report prepared by John Huang and Gie Tan, Process Research Associates Ltd. for Bryan Slim, MineStart Management Inc. March 28, 2005.

Infomine Inc.  2010 Mine & Mill Equipment Costs: An Estimator's Guide. InfoMine Inc.  http://costs.infomine.com. November 2010.

Paulter, J.  2006.  Regional Exploration Evaluation and Recommendations. Unpublished internal report for Avino.

Avino Silver & Gold Mines Ltd.	27-1
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Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources). 2008 a. Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales. Resolución en material de Impacto Ambiental para el proyecto: “Mina San Gonzalo”, Mpio de Pánuco de Coronado, Dgo. Oficio No. SG/130.2.1.1./001506, Bitácora No. 10/MP-0104/06/08, Clave Sinat: 10DU2008MD024, Clave Estatal: 10DU08M0521. Victoria de Durango, Durango. August 18, 2008

Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources).2008 b. Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales. Unidad de Aprovechamiento y Restauración de Recursos Naturales. Se Autoriza por excepción Cambio de Utilización de Terreno Forestal a Infraestructura Minera. No. de Oficio: SG/130.2.2./001835; No. de bitácora: 10/DS-0265/06/08. Durango, Durango. September 17, 2008

Slim, B.  2003.  Tailings Valuation.  Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc.  November 2003.

Slim, B.  2005a.  Preliminary Feasibility. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc.  May 2005.

Slim, B.  2005b.  Tailings Valuation.  Prepared for  Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc.  May 2005.

Slim, B.  2005c. A Tailings Resource.  Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. July 21, 2005.

Slim, B. 2005d.  A Tailings Resource.  Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc.  October 25, 2005.

VSE, 1977.  Vancouver Stock Exchange Review.  September 1979.

WEBSITES

Avino Annual Reports
http://www.avino.com/new/history.asp?ReportID=516318

Index Mundi 2011
http://www.indexmundi.com/

World Climate
http://www.worldclimate.com/

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28.0     CERTIFICATES  OF  QUALIFIED  PERSON

JACQUES  OUE LLET,  P. E NG .,  PH . D.

I, Jacques Ouellet, P.Eng., Ph.D., of Vancouver, British Columbia, do hereby certify:

●     I am a Divisional Manager Mining Engineering with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

●     This certificate applies to the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012 (the “Technical Report”).

●     I am a graduate of Laval University, (B.Sc.A. Geological Engineering, 1983). I am a member in good standing of the Association of Professional Engineers and Geoscientists of Saskatchewan (#15140), l'Ordre des ingénieurs du Québec (#38331), and the Association of Professional Engineers and Geoscientists of Yukon (#2013). My relevant experience is 25 years in various mining projects, studies and designs mainly in North America, both in underground mining and open pit mining. I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

●     I have not completed a personal inspection of the Property that is the subject of this Technical Report.

●     I am responsible for Sections 1.6, 15.0, 16.0, 25.4, and 28.0 of the Technical Report.

●     I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

●     I have no prior involvement with the Property that is the subject of the Technical Report.

●     I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

●     As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 24th day of July, 2012 at Vancouver, British Columbia

“Original document signed and sealed by Jacques Ouellet, P.Eng., Ph.D.”
Jacques Ouellet, P.Eng., Ph.D. Divisional Manager Mining Engineering Tetra Tech WEI Inc.

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MICHAEL  F. O’BRIEN,   M .SC., PR . SCI . NAT ., FGSSA , FAUSIMM, FSAIMM

I, Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM of Vancouver, British Columbia, do hereby certify:

●     I am a Chief Geologist with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

●     This certificate applies to the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012 (the “Technical Report”).

●     I am a graduate of the University of Natal, (B.Sc Hons. Geology, 1978). I am a registered Professional Natural Scientist (Geological Scientist) in good standing of the South African Council for Natural Scientific Professions (South Africa, 400295/87). My relevant experience is 33 years of experience in operations, mineral project assessment and I have the experience relevant to Mineral Resource estimation of metal deposits. I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”) under the Accepted Foreign Associations and Membership Designations (Appendix A).

●     My most recent personal inspection of the Property that is the subject of this Technical Report was June 7 to 8, 2012, inclusive.

●     I am responsible for Sections 1.1, 1.2, 1.3, 1.4, 4.0, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, 14.0, 23.0 25.1, 25.2, 26.1, 27.0, and 28.0 of the Technical Report.

●     I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

●     I have no prior involvement with the Property that is the subject of the Technical Report.

●     I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

●     As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 24th day of July, 2012 at Vancouver, British Columbia

“Original document signed and sealed by Michael F. O.Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM”
Michael F. O’Brien, M.Sc., Pr.Sci.Nat., FGSSA, FAusIMM, FSAIMM Chief Geologist Tetra Tech WEI Inc.

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SABRY ABDEL HAFEZ, PH. D., P. ENG.

I, Sabry Abdel Hafez, Ph.D., P.Eng., of Vancouver, British Columbia, do hereby certify:

●     I am a Senior Mining Engineer with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

●     This certificate applies to the technical report entitled “Technical Report on the Avino Property” dated July 24, 2012 (the “Technical Report”).

●     I am a graduate of Assiut University, (B.Sc Mining Engineering, 1991; M.Sc. in Mining Engineering, 1996; Ph.D. in Mineral Economics, 2000). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#34975). My relevant experience is in mine evaluation. I have more than 19 years of experience in the evaluation of mining projects, advanced financial analysis, and mine planning and optimization. My capabilities range from the conventional mine planning and evaluation to the advanced simulation-based techniques that incorporate both market and geological uncertainties. I have been involved in the technical studies of several base metals, gold, coal, and aggregate mining projects in Canada and abroad. I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

●     I have not completed a personal inspection of the Property that is the subject of this Technical Report.

●     I am responsible for Sections 1.9, 22.0, 25.6, and 28.0 of the Technical Report.

●     I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

●     I have no prior involvement with the Property that is the subject of the Technical Report.

●     I have read the Instrument and the parts of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

●     As of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 24th day of July, 2012 at Vancouver, British Columbia

“Original document signed and sealed by Sabry Abdel Hafez, Ph.D., P.Eng.”
Sabry Abdel Hafez, Ph.D., P.Eng. Senior Mining Engineer Tetra Tech WEI Inc.

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HARVEY  WAYNE  STOYKO,  P.ENG

I, Harvey Wayne Stoyko, P.Eng., of Vancouver, British Columbia, do hereby certify:

●     I am the Estimating Manager with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia V6B 1M1.

●     This certificate applies to the technical report entitled “Technical Report on the Avino Property”, dated July 24, 2012 (the “Technical Report”).

●     I am a graduate of the University of Saskatchewan, (B.Sc. Mechanical Engineering, 1985). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#17092). My relevant experience with respect to mine development and costing includes over 20 years in mine expansion, capital cost engineering for both green and brownfield construction, planning, costing and execution of mine/concentrate handling facilities including plant, road, rail and port and the preparation of studies. I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

●     I have not completed a personal inspection of the Property that is the subject of this Technical Report.

●     I am responsible for Sections 1.8, 1.10, 18.0, 21.1, 25.5, 26.4, and 28.0 of the Technical Report.

●     I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

●     I have no prior involvement with the Property that is the subject of the Technical Report.

●     I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

●     As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 24th day of July, 2012 at Vancouver, British Columbia.

“Original document signed and sealed by Harvey Wayne Stoyko, P.Eng.”
Harvey Wayne Stoyko, P.Eng. Manager of Estimating Tetra Tech WEI Inc.

Avino Silver & Gold Mines Ltd.	28-4
Technical Report on the Avino Property

Hassan Ghaffari, P.Eng.

I, Hassan Ghaffari, P.Eng., of Vancouver, British Columbia, do hereby certify:

•	I am a Manager of Metallurgy with Tetra Tech WEI Inc. with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

•	This certificate applies to the technical report entitled "Technical Report on the Avino Property" dated July 24, 2012 (the "Technical Report").

•	I am a graduate of the University of Tehran (M.A.Sc., Mining Engineering, 1998) and the University of British Columbia (M.A.Sc., Mineral Process Engineering, 2004). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#30408). My relevant experience includes 23 years of experience in mining and plant operation, project studies, management, and engineering. I am a "Qualified Person" for purposes of National Instrument 43-101 (the "Instrument").

•	My most recent personal inspection of the Property was on March 30, 2011 for one day.

•	I am responsible for Sections 1.5, 2.0, 3.0, 13.0, 17.0, 19.0, 21.2, 24.0, 25.3, 26.2, 27.0, and 28.0 of the Technical Report.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

•	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 24th day of July, 2012 at Vancouver, British Columbia.

"Original document signed and sealed by
Hassan Ghaffari, P.Eng."
Hassan Ghaffari, P.Eng.
Manager of Metallurgy
Tetra Tech WEI Inc.

Avino Silver & Gold Mines Ltd. Technical Report on the Avino Property	28-5

Monica Danon-Schaffer, Ph.D., P.Eng.

I, Monica Danon-Schaffer, Ph.D., P.Eng., of Vancouver, British Columbia, do hereby certify:

•	I am a Manager, Environment and Sustainable Development with Tetra Tech Inc., with a business address at 800-555 West Hastings Street, Vancouver, British Columbia, V6B 1M1.

•	This certificate applies to the technical report entitled "Technical Report on the Avino Property" dated July 24, 2012 (the "Technical Report").

•
I am a graduate of the University of British Columbia (Ph.D, Chemical and Biological Engineering, 2010), University of British Columbia (M.Eng. Civil Engineering, 1993), and the Universidad Iberoamericana (B.Sc. Chemical Engineering, 1988). I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#22768), Professional Engineers Ontario (#100045213), Association of Professional Engineers and Geoscience of Saskatchewan (#20307), Association of Professional Engineers of Yukon (#1655), Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (#L2018). My relevant experience includes preparation of environmental risk assessments, evaluation of Equator Principles, environmental health and safety compliance audits and due diligence at mines, mine waste and management, as well as regulatory reviews. I am a "Qualified Person" for purposes of National Instrument 43-101 (the "Instrument").

•	I have not completed a personal inspection of the Property that is the subject of this Technical Report.

•	I am responsible for Sections 1.7, 20.0, 26.3, and 28.0 of the Technical Report.

•	I am independent of Avino Silver & Gold Mines Ltd. as defined by Section 1.5 of the Instrument.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•	I have read the Instrument and the sections of the Technical Report for which I am responsible have been prepared in compliance with the Instrument.

•
As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 24th day of July, 2012 at Vancouver, British Columbia.

"Original document signed and sealed by
Monica Danon-Schaffer, Ph.D., P.Eng."
Monica Danon-Schaffer, Ph.D., P.Eng.
Manager, Environment and Sustainable Development
Tetra Tech Inc.

Avino Silver & Gold Mines Ltd. Technical Report on the Avino Property	28-6

APPENDIX A

Drillhole Assay Data

ET-12-01
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
97.65	99.05	1.40	0.024	1.3	25	23	139
99.05	99.40	0.35	0.019	2.6	404	54	794
99.40	100.40	1.00	0.122	42.6	2548	554	276
100.40	101.00	0.60	0.02	3.8	1606	151	215
101.00	101.85	0.85	0.149	29.1	1302	265	189
101.85	102.15	0.30	0.027	7.2	1236	1223	3628
102.15	103.40	1.25	0.038	14.1	1131	136	1465
103.40	104.65	1.25	0.014	17.9	904	49	973
104.65	105.40	0.75	0.017	12.1	559	114	1285
105.40	106.10	0.70	0.173	41.8	465	385	352
106.10	107.40	1.30	0.013	6.3	601	54	1795
203.40	204.90	1.50	0.047	15	747	51	131
204.90	205.85	0.95	0.013	1.3	412	14	150
205.85	207.35	1.50	0.675	10.3	958	27	606
207.35	208.85	1.50	0.328	8	599	38	567
208.85	210.05	1.20	0.275	5.9	283	27	735
210.05	211.25	1.20	0.262	3.8	260	43	869
211.25	212.75	1.50	1.521	58.1	2585	227	409
212.75	214.25	1.50	4.026	64.6	3961	233	281
214.25	215.75	1.50	0.486	15.7	888	59	273
215.75	217.25	1.50	0.126	30.8	1475	92	311
217.25	218.75	1.50	0.039	7.6	1217	31	248
218.75	220.25	1.50	0.208	6.1	599	31	373
220.25	221.75	1.50	0.218	14	302	83	283
221.75	222.55	0.80	0.07	0.4	128	34	482
222.55	223.35	0.80	1.124	55	1309	146	283
223.35	224.75	1.40	0.006	0.2	9	6	169
224.75	226.25	1.50	0.311	34.7	2704	79	674
226.25	227.75	1.50	<0.005	0.4	104	34	401
227.75	229.25	1.50	0.02	1.2	166	24	551
229.25	230.75	1.50	0.015	0.8	488	14	426
230.75	232.25	1.50	0.043	<0.1	54	10	496
232.25	233.75	1.50	0.287	38.5	1295	82	743
233.75	235.25	1.50	0.333	28.2	3950	111	483
235.25	236.75	1.50	0.078	6.9	721	40	643
236.75	238.25	1.50	1.236	50.6	669	249	697
238.25	239.75	1.50	0.747	61.8	4349	354	684
239.75	241.25	1.50	0.59	96.9	1177	837	917
241.25	242.40	1.15	0.063	10.4	1105	428	714
242.40	243.40	1.00	0.057	6.1	670	757	833
243.40	243.90	0.50	0.019	1.5	509	2537	1494
243.90	245.30	1.40	0.013	3.2	293	1616	1769
245.30	246.30	1.00	0.073	50.3	1728	1110	2134
246.30	247.00	0.70	0.384	247.5	1105	1735	405
247.00	247.60	0.60	0.292	96.4	2699	794	1010
247.60	249.10	1.50	0.07	27.6	2273	182	1290
249.10	250.60	1.50	0.499	44	770	206	869
250.60	252.10	1.50	0.34	21	2872	120	1042
252.10	252.90	0.80	0.153	7.6	470	51	935
252.90	254.40	1.50	0.507	66.1	4924	249	1128
254.40	255.90	1.50	0.54	102.5	4069	337	792
255.90	257.40	1.50	0.352	110.1	2081	1018	711
257.40	258.90	1.50	0.302	127.4	487	1343	417
258.90	260.40	1.50	0.09	69	1436	322	776
260.40	261.90	1.50	0.124	42.5	1174	344	462
261.90	263.40	1.50	0.065	26.1	5406	152	401
263.40	264.90	1.50	0.111	38.6	8434	177	675
264.90	266.40	1.50	0.055	21.5	1805	111	449
266.40	267.90	1.50	0.055	72.3	5513	1384	994
267.90	268.60	0.70	0.019	36.2	2832	822	472
268.60	269.60	1.00	0.03	30.3	4508	2056	1011
269.60	271.10	1.50	0.497	171.5	7715	1479	1205
271.10	272.60	1.50	0.473	408	8671	1549	1309
272.60	274.10	1.50	1.938	1063	22800	2598	2108
274.10	275.10	1.00	0.504	191.2	8649	614	739
275.10	276.00	0.90	0.048	67.8	4783	826	848
276.00	277.50	1.50	0.022	29.4	2166	104	768
277.50	279.00	1.50	0.011	4.8	691	80	1462
279.00	280.50	1.50	0.023	7.5	286	438	1083

ET-12-02
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
78.50	79.85	1.35	0.012	1.7	897	19	161
79.85	80.25	0.40	0.24	29.4	883	38	67
80.25	81.70	1.45	0.014	4	1266	33	271
89.40	90.75	1.35	0.02	2.5	489	20	315
90.75	91.20	0.45	0.514	6	480	105	321
91.20	91.70	0.50	0.014	2.8	510	18	384
275.70	276.85	1.15	0.035	5.6	1266	29	397
276.85	277.30	0.45	0.419	101.1	24100	328	431
277.30	278.80	1.50	<0.005	4.1	668	34	314
278.80	280.40	1.60	0.027	5.7	276	309	311
280.40	281.90	1.50	0.113	6.9	2165	37	275
281.90	283.40	1.50	0.013	4.6	1016	26	443
283.40	284.35	0.95	0.137	22.6	3676	43	368
284.35	285.40	1.05	0.023	6	651	25	551
285.40	286.45	1.05	0.009	2.1	108	158	1839
286.45	287.25	0.80	0.123	41.3	5038	127	638
287.25	288.75	1.50	0.068	16	2058	57	764
288.75	290.25	1.50	0.024	13.6	1945	55	652
290.25	291.75	1.50	0.073	20.1	1212	113	844
291.75	293.25	1.50	0.037	22.2	705	74	1331
293.25	294.50	1.25	0.097	11	689	125	978
294.50	295.55	1.05	0.044	20.9	1502	91	1192
295.55	296.00	0.45	0.07	29	645	272	4118
296.00	297.50	1.50	0.065	13.7	431	130	2074
297.50	299.00	1.50	0.165	38	1661	277	1036
299.00	300.50	1.50	0.045	5.4	345	100	1471
300.50	302.00	1.50	0.037	8.2	274	69	1100
302.00	303.50	1.50	0.38	30.4	980	302	1288
303.50	304.80	1.30	0.174	39.6	1282	196	1043
304.80	306.15	1.35	0.728	80.6	1378	93	1072
306.15	307.65	1.50	0.417	100.9	3686	267	600
307.65	309.15	1.50	0.369	192.3	8379	688	462
309.15	310.65	1.50	0.253	68.3	5315	297	598
310.65	312.15	1.50	0.099	105.6	7368	357	445
312.15	313.65	1.50	0.352	46.6	7927	255	633
313.65	315.15	1.50	0.079	86.3	10500	477	656
315.15	316.65	1.50	0.115	31.3	10100	245	495
316.65	318.15	1.50	0.09	22.2	6363	268	364
318.15	319.05	0.90	0.053	49	7453	266	402
319.05	320.55	1.50	0.161	118.2	12900	455	306
320.55	322.05	1.50	0.188	92.1	10800	546	326
322.05	323.55	1.50	0.371	52.2	11700	220	262
323.55	325.05	1.50	0.354	47.7	11300	311	295
325.05	326.55	1.50	0.19	67.5	11800	214	570
326.55	328.05	1.50	0.275	30.9	7033	68	464
328.05	329.55	1.50	0.623	106.7	11800	163	467
329.55	331.05	1.50	0.394	62.8	20200	179	1272
331.05	332.55	1.50	0.881	49	18600	132	510
332.55	334.05	1.50	0.03	26.5	15000	68	152
334.05	335.60	1.55	0.056	154.8	8912	382	586
335.60	337.10	1.50	0.006	3.2	657	15	568
337.10	338.60	1.50	0.007	4.1	251	51	308
338.60	338.90	0.30	0.28	46.3	1482	4818	3578
338.90	339.80	0.90	0.02	1	93	58	298
339.80	340.20	0.40	0.032	41	13200	169	623
340.20	340.55	0.35	0.006	3.7	527	34	768
340.55	342.00	1.45	<0.005	2.3	911	72	487
342.00	343.45	1.45	<0.005	0.1	43	7	410
343.45	343.95	0.50	0.006	21.5	6191	56	595

ET-12-03
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
77.20	78.30	1.10	0.011	0.4	206	12	440
78.30	79.70	1.40	0.075	2.9	482	68	495
79.70	80.80	1.10	0.035	3.1	633	21	662
80.80	81.45	0.65	0.162	2.3	1016	13	407
81.45	82.55	1.10	0.051	1.3	677	10	388
82.55	83.70	1.15	0.638	8.5	466	25	244
103.75	105.10	1.35	0.027	<0.1	329	124	1803
105.10	105.55	0.45	0.02	2.5	563	918	2937
105.55	106.25	0.70	0.126	20.3	590	716	2750
106.25	107.70	1.45	0.031	1.6	311	122	2529
287.20	288.60	1.40	0.007	<0.1	84	7	186
288.60	289.70	1.10	0.318	14.8	2641	47	506
289.70	291.20	1.50	0.076	2.6	840	20	921
291.20	292.70	1.50	<0.005	<0.1	76	7	471
292.70	294.20	1.50	0.871	33.6	2700	105	418
294.20	295.70	1.50	0.008	0.3	138	26	408
295.70	297.20	1.50	0.033	6.2	566	26	333
297.20	298.70	1.50	0.014	7.3	2424	52	245
298.70	300.20	1.50	0.023	2.6	1297	10	263
300.20	301.70	1.50	0.096	10.9	1387	35	388
301.70	303.20	1.50	<0.005	<0.1	90	4	304
303.20	304.70	1.50	<0.005	5.8	211	27	473
304.70	306.20	1.50	0.059	4.5	580	22	493
306.20	307.70	1.50	0.011	2.8	447	35	683
307.70	309.20	1.50	0.058	9.4	2651	314	869
309.20	310.35	1.15	0.03	11	1137	711	910
310.35	311.15	0.80	<0.005	6.9	1199	1158	1838
311.15	312.65	1.50	0.062	14.5	1283	463	1094
312.65	314.15	1.50	0.155	1.4	391	125	954
314.15	315.15	1.00	0.402	8.4	993	62	1282
315.15	316.25	1.10	0.023	<0.1	77	38	1621
316.25	317.75	1.50	0.162	17.1	1793	85	1178
317.75	319.25	1.50	0.169	7.5	1136	87	721
319.25	320.75	1.50	0.182	21.5	1384	396	1021
320.75	322.25	1.50	0.547	9.6	1154	103	612
322.25	323.75	1.50	0.416	19.3	1860	114	503
323.75	325.25	1.50	0.392	18.6	2354	105	490
325.25	326.75	1.50	1.051	79.7	3938	486	452
326.75	328.25	1.50	0.92	122.6	6603	542	642
328.25	329.75	1.50	0.353	31.2	1174	151	294
329.75	331.25	1.50	0.413	42.4	2653	154	330
331.25	332.75	1.50	0.382	33.8	5646	100	593
332.75	334.25	1.50	0.224	29.1	8257	66	509
334.25	335.75	1.50	0.1	28.1	5745	80	680
335.75	337.25	1.50	0.6	52.7	5941	379	856
337.25	338.75	1.50	1.351	180.9	14000	1089	1125
338.75	340.25	1.50	0.457	194.8	7580	785	1159
340.25	341.75	1.50	0.198	91	5262	606	872
341.75	342.95	1.20	0.085	104.3	10600	1166	1045
342.95	344.15	1.20	0.171	112	3822	782	644
344.15	345.55	1.40	0.141	165.6	943	825	1060
345.55	346.30	0.75	0	163.6	1893	1320	3149
346.30	347.15	0.85	0.059	29.9	3232	2517	2495
347.15	348.00	0.85	0.208	158.5	8943	4892	2855
348.00	349.65	1.65	0.04	56.1	4920	1649	3399
349.65	349.90	0.25	0.181	1034.9	103100	1290	1745
349.90	351.20	1.30	<0.005	0.6	93	49	1270
351.20	352.50	1.30	<0.005	<0.1	120	7	1037
352.50	352.75	0.25	0.038	164.9	63700	171	6780
352.75	354.35	1.60	<0.005	0.2	233	11	489

ET-12-04
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
56.35	57.25	0.9	0.015	9.9	957	67	182
57.25	58.25	1	0.154	27.2	1098	84	180
58.25	59.4	1.15	1.184	41.3	2230	970	246
59.4	60.25	0.85	0.161	54.7	6228	964	151
60.25	60.9	0.65	0.219	104.9	2689	403	457
60.9	62.2	1.3	0.01	2.1	611	20	82
283	284.5	1.5	0	2.3	459	24	297
284.5	284.8	0.3	1.042	735.5	23000	858	497
284.8	286.3	1.5	0	2.9	430	18	182
304.05	304.2	0.15	0.045	19.1	2897	70	273
304.2	305.6	1.4	0	0.4	197	51	928
305.6	306.45	0.85	0.008	3.8	760	65	1010
306.45	307.95	1.5	0.017	15.5	3848	169	978
307.95	309.45	1.5	0.106	46	3530	280	905
309.45	310.95	1.5	0	10.5	227	214	1343
310.95	312.45	1.5	0	4	515	269	1429
312.45	313.45	1	0.041	7.2	1586	1301	1970
313.45	314.4	0.95	0.072	7.4	810	1392	1130
314.4	315.9	1.5	0.275	49.7	1008	431	142
315.9	317.4	1.5	0.329	23	2296	150	47
317.4	318.9	1.5	0.34	41.9	2591	370	208
318.9	320.4	1.5	0.666	110.1	9866	505	436
320.4	321.9	1.5	0.346	163.1	6773	685	621
321.9	323.4	1.5	0.52	122.4	7982	1045	1032
323.4	324.9	1.5	0.358	84.3	8138	1296	1251
324.9	326.4	1.5	0.327	59.9	8883	754	522
326.4	327.75	1.35	0.345	73.2	4446	569	389
327.75	329.25	1.5	0.288	60.9	6772	835	725
329.25	330.75	1.5	0.138	112.5	7362	1128	785
330.75	332.25	1.5	0.158	69.7	7102	971	655
332.25	333.4	1.15	0.197	54	3685	254	504
333.4	334.5	1.1	0.281	25.8	6512	134	703
334.5	336	1.5	0.273	80.2	8858	1145	650
336	337.5	1.5	0.893	101.5	7996	526	509
337.5	339	1.5	0.614	59.8	11200	798	475
339	340.5	1.5	0.495	90.3	12300	878	774
340.5	342	1.5	0.523	47.5	8229	697	464
342	343.5	1.5	0.666	91.3	13100	862	819
343.5	345	1.5	0.842	58.5	4774	598	1194
345	346.5	1.5	0.082	11.8	891	357	700
346.5	348	1.5	0.071	10.4	951	153	553
348	349.5	1.5	0.087	46.5	6583	186	490
349.5	351	1.5	0.041	44.8	6833	125	1014
351	352.5	1.5	0.04	47	8750	168	1145
352.5	354	1.5	0.057	103.3	21100	350	920
354	355.4	1.4	0.276	235.1	22000	1191	2970
355.4	355.8	0.4	0.053	17.4	6013	386	1720
355.8	357.15	1.35	0.135	100.4	10200	1426	1601
357.15	357.75	0.6	0.035	44.3	1644	739	1245
357.75	358.3	0.55	0.223	274.1	94700	475	3703
358.3	359.5	1.2	0.056	34.8	5645	47	1277
359.5	360.65	1.15	0	0.9	170	94	534
360.65	360.9	0.25	0.088	45.6	3129	1006	3936

ET-12-05
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
44.1	44.5	0.4	0.247	8.2	1028	76	119
47.75	49.1	1.35	0.147	7.1	1156	28	523
49.1	49.55	0.45	0.342	14.6	189	53	104
49.55	50.65	1.1	0.743	14.5	257	134	92
50.65	51.65	1	1.294	54.3	487	84	77
51.65	52.3	0.65	0.082	12.8	870	125	336
52.3	53.45	1.15	0.295	30.2	1816	1617	889
53.45	54.15	0.7	0.106	19.2	1001	1798	925
54.15	55.65	1.5	0.018	5.1	458	45	324
314.25	314.95	0.7	0.012	7	778	40	774
314.95	316	1.05	0.069	11.5	1267	690	1780
316	317.5	1.5	0.009	1	480	31	457
317.5	319	1.5	0.006	1.2	1931	38	535
319	320.35	1.35	0.018	20.3	1368	107	529
320.35	321.1	0.75	0.211	85.7	32600	238	572
321.1	322.6	1.5	0.018	9.7	2349	439	745
322.6	323.35	0.75	0.019	26.2	1256	383	874
323.35	324.15	0.8	0.148	136.4	6806	4557	4058
324.15	325.4	1.25	0.485	62.5	5715	407	630
325.4	326.15	0.75	0.313	156.7	19700	438	552
326.15	327.65	1.5	0.148	32.1	1939	354	314
327.65	329.15	1.5	0.71	58.3	7691	297	337
329.15	330.65	1.5	0.171	17.4	3278	75	491
330.65	332.15	1.5	0.22	38.8	4668	592	623
332.15	333.65	1.5	0.128	16.2	3543	74	391
333.65	335.15	1.5	0.111	16.4	3387	102	342
335.15	336.65	1.5	0.243	47.7	4283	214	403
336.65	338.15	1.5	0.331	27.9	5925	90	377
338.15	339.65	1.5	0.092	7.6	1386	34	378
339.65	341.15	1.5	0.17	32.5	3083	140	428
341.15	342.65	1.5	0.051	11	2569	73	703
342.65	344.15	1.5	0.149	55.1	3849	580	1085
344.15	345.1	0.95	0.119	60.1	2437	506	841
345.1	345.5	0.4	48.054	1811.3	33600	2839	514
345.5	345.8	0.3	28.311	346.5	12100	1316	1110
345.8	347.3	1.5	0.842	138.4	6264	512	1307
347.3	348.8	1.5	0.252	50.3	4351	144	870
348.8	350.3	1.5	0.035	20.3	5326	134	1567
350.3	351.8	1.5	0.116	346.6	13000	1732	1531
351.8	353.3	1.5	0.19	172	11000	1426	568
353.3	354.8	1.5	0.182	237.9	7285	5612	18400
354.8	355.8	1	0.109	186.8	8994	7449	2600
355.8	356.9	1.1	0.12	293.3	5825	4873	2195
356.9	358.4	1.5	0.012	5.3	1001	88	992
358.4	359.9	1.5	<0.005	<0.1	70	28	1649

ET-12-06
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
36.55	37.7	1.15	0.135	5.2	695	114	295
37.7	39	1.3	1.989	82.4	683	193	91
39	40.45	1.45	0.483	44.2	546	297	150
40.45	42.1	1.65	2.076	271.1	471	391	77
42.1	43.15	1.05	0.171	101.8	1296	2726	514
43.15	44.6	1.45	0.026	3	686	993	403
300.85	302.35	1.5	0.009	1.2	414	84	506
302.35	303.65	1.3	0.019	10.1	1989	63	439
303.65	305.1	1.45	0.067	18.7	3562	64	312
305.1	306.2	1.1	<0.005	1.5	1111	45	1097
306.2	307	0.8	<0.005	2.9	624	23	1031
307	308	1	0.006	0.4	1083	52	897
346	347.5	1.5	<0.005	0.2	824	23	501
347.5	349	1.5	<0.005	0	870	11	384
349	350	1.5	0.021	0	747	30	465
350.5	352	1.5	0.048	10.2	5501	193	612
352	353.5	1.5	0.07	3.8	2213	35	427
353.5	355	1.5	0.137	11.7	2903	206	458
355	356.5	1.5	0.053	19.9	2169	161	373
356.5	358	1.5	0.17	6.3	2550	29	404
358	359.5	1.5	0.214	4.6	1391	58	470
359.5	361	1.5	0.042	7.5	2847	26	383
361	362.3	1.3	0.164	13.8	3200	39	390
362.3	363.25	0.95	0.1	113.5	5368	536	819
363.25	364.55	1.3	0.05	17.9	2488	425	878
364.55	365.55	1	0.014	1.3	1450	34	544
365.55	366	0.45	0.109	25.7	23600	104	771
366	367.5	1.5	0.006	0	1250	18	393
367.5	369	1.5	0.075	5.5	4134	809	851
369	370.15	1.15	0.023	0	1768	14	538
370.15	371.65	1.5	0.022	6.1	4864	35	396
371.65	373.15	1.5	0.025	10.1	6176	26	352
373.15	374.65	1.5	0.011	7.1	3538	31	431
374.65	376.15	1.5	0.012	3.2	3839	20	341
376.15	377.55	1.4	0.006	1.1	2125	30	248
377.55	379.1	1.55	0.016	13.9	5945	34	374
379.1	380.6	1.5	0.009	12.4	3641	41	374
380.6	382.15	1.55	0.066	143.1	10500	249	641
382.15	383.25	1.1	0.03	90.2	16700	463	806
383.25	384.35	1.1	0.081	371	28100	5031	3196
384.35	385.3	0.95	0.112	401.6	12700	5407	1677
385.3	386	0.7	0.254	152.5	3007	738	370
386	387.15	1.15	0.114	133.9	5127	394	322
387.15	388.65	1.5	0.17	469.9	4283	6127	575
388.65	390.1	1.45	0.074	55.4	2458	1268	2394
390.1	391.2	1.1	0.007	0.4	169	19	575

2006-2008 Elena Tolosa Zone drill results

ET-08-08	Intersected the main Avino vein 192.95-203.5m (10.3m), gold & silver values were low
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	192.95	194.45	1.5	1.456	4.6	318	57	508
	194.45	195.95	1.5	0.431	4.4	329	256	502
	195.95	197.1	1.15	0.325	13.5	1523	2446	3813
	197.1	198.6	1.5	0.1	2.5	133	355	1688
Main Avino Vein	198.6	199.7	1.1	0.048	4.4	101	36	1206
	199.7	200.8	1.1	0.046	5.7	69	72	896
	200.8	201.75	0.95	0.203	27.2	120	301	627
	201.75	203.25	1.5	0.03	6.5	431	43	1048

ET-08-07	Drilled 150m east of ET 08-04 it did not intersect the Avino vein
	From	To	Down Hole	Au	Ag
	(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (ppm)	Pb (ppm)	Zn(ppm)

ET-08-06	Intersected the Avino vein 237.6-288,7m (51.1m), Au & Ag values were low, copper of interest
	From	To	Down Hole	Au	Ag
	(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (ppm)	Pb (ppm)	Zn(ppm)
	237.6	238.25	0.65	0.14	74.2	3526	7260	909
	238.25	239.75	1.5	0.065	22.4	2260	344	383
	239.75	241.25	1.5	0.02	8.7	883	43	528
	241.25	242.75	1.5	0.115	10.1	2249	374	1981
	242.75	244.25	1.5	0.045	8.7	2641	40	631
	244.25	245.75	1.5	0.105	14.4	3472	87	651
	245.75	247.25	1.5	0.072	17.1	4780	41	876
	247.25	248.75	1.5	0.053	20.5	6107	100	950
	248.75	250.25	1.5	0.1	11	4619	191	1044
	250.25	251.75	1.5	0.12	10.4	4869	282	784
	251.75	253.25	1.5	0.035	4	1261	45	662
	253.25	254.75	1.5	0.163	14.9	2553	78	835
	254.75	256.25	1.5	0.045	25.4	6483	95	734
	256.25	257.75	1.5	0.015	12	5544	40	871
	257.75	259.25	1.5	0.025	39.8	5758	217	521
	259.25	260.75	1.5	0.025	20.6	6136	89	465
Main Avino Vein	260.75	262.25	1.5	0.015	10.5	3202	74	327
	262.25	263.75	1.5	0.059	24	3670	105	533
	263.75	265.25	1.5	0.049	28.7	3252	183	718
	265.25	266.75	1.5	0.053	14.2	6129	112	584
	266.75	268.25	1.5	0.156	47.3	7192	217	399
	268.25	269.75	1.5	0.102	19.8	3342	125	326
	269.75	271.25	1.5	0.03	9.1	4101	38	414
	271.25	272.75	1.5	0.01	9.3	2611	94	455
	272.75	274.25	1.5	0.02	7.9	3355	41	391
	274.25	275.75	1.5	0.02	16.5	4405	58	496
	275.75	277.25	1.5	0.076	82.7	4570	422	979
	277.25	278.75	1.5	0.084	58.4	5545	956	593
	278.75	280.25	1.5	0.01	16.6	5749	74	659
	280.25	281.75	1.5	0.02	18.7	4592	68	575
	281.75	283.25	1.5	0.015	16.1	4219	74	651
	283.25	284.75	1.5	0.038	23.6	3526	7260	909
Main Avino Vein	284.75	286.25	1.5	<0.005	6.7	2841	22	1225
	286.25	287.75	1.5	0.092	49.4	25700	44	2712
	287.75	288.7	0.95	0.105	62.5	27200	57	2669

ET-08-05	Intersected the Avino vein 29335-302.7 (9.35m) low Au & Ag, copper values are of interest
	From	To	Down Hole	Au	Ag
	(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	290.95	292.3	1.35	0.172	16.7	533	3964	643
	292.3	293.35	1.05	0.096	0.5	581	5078	2842
	293.35	294.85	1.5	0.379	30.8	2116	8000	559
	294.85	296.35	1.5	0.05	12.3	2654	7063	582
Main Avino Vein	296.35	297.6	1.25	0.568	67.3	3564	3688	164
	297.6	299.1	1.5	0.062	42.4	5360	1771	688
	299.1	300.6	1.5	0.02	31.8	14900	896	3473
	300.6	301.7	1.1	0.06	34.4	11300	282	1743
	301.7	302.7	1	0.13	44.2	10000	469	1265

ET-08-04	Intersected the Avino Vein from 321-341.1m (20.1m) 128 g/t Ag, 0.04 g/t Au
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn(ppm)
	307.5	308.6	1.1	0.02	6.6	594	434	1291
	308.6	309.9	1.3	0.034	0.3	43	203	272
	311.9	312.6	0.7	0.115	27.2	2661	635	1330
	315	316.5	1.5	0.063	9.3	1558	257	1115
	316.5	318	1.5	0.065	19.1	4899	367	1122
	318	319.5	1.5	0.04	13	900	441	1265
	319.5	321	1.5	0.071	12.7	1765	400	846
	321	322.5	1.5	0.501	34.2	2378	264	426
	322	324	2	1.146	71	3147	421	496
	324	325.5	1.5	0.904	55.2	4652	230	288
	325.5	327	1.5	0.262	54.9	1395	203	236
	327	328.5	1.5	2.174	165	8408	509	286
	328.5	330	1.5	0.173	101.9	7194	8582	3727
	330	331.5	1.5	0.053	56	4926	5923	18300
	331.5	333	1.5	0.095	54.9	4081	2559	561
	333	334	1	0.08	23.1	1089	1199	301
	334	336	2	0.052	56.6	11000	536	597
	336	337.5	1.5	0.03	49.7	10900	170	618
	337	339	2	0.032	156.6	14700	395	853
	339	340	1	0.025	48.4	6149	174	595
	340	341.1	1.1	0.064	161.8	8252	2170	1765
	341	342.6	1.6	0.042	38.4	2734	662	1564
	342.63	344.1	1.47	0.025	34	8428	193	1194
	344.1	345.6	1.5	0.082	14.4	7693	109	826
	345.6	347.1	1.5	0.086	13.4	3645	113	435
	347.1	348.6	1.5	0.025	6.5	2553	51	203
	348.6	350.1	1.5	<0.005	3.2	2505	9	379
	350	351.6	1.6	0.058	68.5	254	415	369
	351.6	352.7	1.1	0.01	5.4	657	25	276

ET-08-03
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn(ppm)
79.75	80.4	0.65	0.02	14.7	409	40	2080
80.4	81.9	1.5	1.396	48	2641	148	435
81.9	83.2	1.3	6.72	174.4	2456	327	21
83.2	84.5	1.3	3.703	96.4	1815	818	94
84.5	85.7	1.2	0.11	8.9	315	241	217
192.25	193.75	1.5	0.275	24.6	257	618	318
193.75	195.2	1.45	0.458	20.4	1528	298	330
195.2	196.7	1.5	0.185	11.5	405	253	275
196.7	198.3	1.6	0.294	40.4	760	449	147
198.3	199.65	1.35	0.145	29.7	520	687	391
199.65	200.95	1.3	0.065	20.1	1592	5318	570
200.95	202.45	1.5	0.087	0.3	631	331	750
202.45	203.95	1.5	0.082	3.8	432	167	487
212.8	213.8	1	0.162	4.9	517	1910	584
213.8	214.55	0.75	0.02	4.5	484	4282	3006
214.55	216.05	1.5	0.135	21.2	490	301	1090
216.05	217.55	1.5	0.109	40.8	393	893	489
217.55	219.05	1.5	3.017	113.2	1830	1120	636
219.05	220.55	1.5	0.096	7.9	1170	229	989
220.55	222.05	1.5	0.025	8.8	967	307	668
222.05	223.55	1.5	0.128	11.9	1546	117	585
223.55	225.05	1.5	0.049	9.6	1875	229	671
225.05	226.05	1	0.105	8.4	1269	122	641
226.55	228.05	1.5	0.084	21.1	499	1455	1210
228.05	229.55	1.5	0.1	21.7	272	441	784
229.55	231.05	1.5	0.723	82.3	2988	596	599
231.05	232.55	1.5	1.31	94.9	3753	565	674
232.55	234.05	1.5	1.89	58.4	574	474	619
234.05	235.55	1.5	1.658	69.1	1117	412	687
235.55	237.05	1.5	2.756	53	2590	396	711
237.05	238.55	1.5	1.065	28.7	1816	280	410
238.55	240.05	1.5	0.219	66.5	1263	916	416
240.05	241.55	1.5	0.185	45.3	369	191	424
241.55	243.05	1.5	0.167	42	1220	482	438
243.05	244.55	1.5	0.382	48.1	8097	525	2111
244.55	246.05	1.5	0.648	60.7	1638	766	716
246.05	247.55	1.5	0.506	49.7	1311	549	415
247.55	249.05	1.5	0.125	39.7	1343	911	475
249.05	250.55	1.5	0.16	78.1	3430	790	737
250.55	252.05	1.5	0.135	92.9	3617	551	506
252.05	253.55	1.5	0.13	44.4	5739	351	603
253.55	255.05	1.5	0.07	42.6	3395	796	357
255.05	256.55	1.5	0.045	30	2971	365	374
256.55	257.85	1.3	0.025	31.4	5772	1510	686
257.85	259.35	1.5	<0.005	<0.1	133	374	1041
259.35	260.85	1.5	<0.005	2.6	469	114	935
260.85	262.35	1.5	<0.005	1.1	457	94	1548

ET-08-02
From	To	Down Hole	Au	Ag
(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (ppm)	Pb (ppm)	Zn(ppm)
68.4	70.2	1.8	<0.005	91.6	1008	196	324
70.2	71	0.8	0.342	1.3	326	149	3386
71	72.2	1.2	0.065	11.1	1480	53	922
72.2	73.3	1.1	0.981	130	1150	472	192
73.3	74.4	1.1	0.931	72.9	321	237	69
74.4	75.1	0.7	0.026	4.8	1082	127	924
164.55	166.15	1.6	0.065	33.4	3343	2393	688
166.15	166.85	0.7	0.115	16.5	2433	740	329
166.85	167.5	0.65	0.614	35.8	354	301	176
170.05	170.4	0.35	0.276	39.4	2779	359	462
178.55	179.5	0.95	0.281	24.9	383	102	1900
185.55	186.75	1.2	0.236	2.4	82	41	2177
186.75	188.25	1.5	0.215	6.4	138	50	1358
188.25	189.75	1.5	0.585	8.6	766	561	1079
189.75	191.25	1.5	2.635	19.4	692	724	817
191.25	192.75	1.5	3.225	12	113	95	612
192.75	194.25	1.5	2.08	27.7	224	125	595
194.25	195.75	1.5	<0.005	40.5	1734	454	847
195.75	197.25	1.5	<0.005	3.4	28	184	1074
197.25	198.75	1.5	<0.005	4	42	168	690
198.75	200.25	1.5	<0.005	4.9	201	352	1042
200.25	201.75	1.5	<0.005	10.6	276	162	670
201.75	203.25	1.5	<0.005	20.3	68	320	1091
203.25	204.75	1.5	0.035	12.7	226	413	871
204.75	206.25	1.5	<0.005	32.2	751	317	530
206.25	207.75	1.5	<0.005	8.5	1200	83	410
207.75	209.25	1.5	<0.005	10.3	957	134	660
209.25	210.75	1.5	<0.005	25.5	1180	185	522
210.75	212.25	1.5	<0.005	22.9	2220	423	3806
212.25	213.5	1.25	<0.005	36.9	400	473	2021
213.5	215	1.5	<0.005	3.1	217	85	1775
215	216.5	1.5	<0.005	21.1	2919	365	2243
216.5	218	1.5	<0.005	0.4	118	33	3004
218	219.5	1.5	<0.005	1.1	66	34	2246
219.5	221	1.5	0.136	8.1	145	126	905

ET-08-01
From	To	Down Hole	Au	Ag
(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
84.35	85.05	0.7	0.045	43.3	8621	168	240
192.95	194.4	1.45	0.02	2.6	64	49	1029
194.4	195.4	1	0.084	6	738	670	1076
195.4	196.9	1.5	0.125	5	263	267	2706
196.9	198.4	1.5	0.322	3.6	259	149	719
198.4	199.9	1.5	0.02	7.8	97	68	554
199.9	201.4	1.5	0.054	5.2	331	180	665
201.4	202.9	1.5	<0.005	2.4	306	45	2079
202.9	204.4	1.5	0.09	1.6	271	54	5950
204.4	205.9	1.5	0.005	0.6	456	25	2784
205.9	207.4	1.5	<0.005	0.8	168	16	4381
207.4	208.9	1.5	<0.005	0.8	229	18	2361
208.9	210.4	1.5	0.04	1.3	178	34	3494
210.4	211.9	1.5	0.015	0.3	320	23	2502
211.9	213.4	1.5	0.005	3	621	29	3857
213.4	214.3	0.9	0.005	1.6	1134	479	3560
214.3	216.25	1.95	0.015	10.4	1452	1308	3269
216.25	217.75	1.5	<0.005	4.1	1732	2163	2690
217.75	219.25	1.5	<0.005	12.2	1563	2077	1292
219.25	220.75	1.5	0.044	9.4	913	1562	1029
220.75	221.49	0.74	<0.005	19.9	1993	1896	4123

ET-07-010	Bearing 336 Dip -63 Length 308.7m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu g/t
Avino quartz vein with sulphides	257.3	258.8	1.5	0.16	85.3	15700
Avino quartz vein with sulphides	258.8	260.3	1.5	0.08	86.6	23400
Avino quartz vein with sulphides	260.3	261.8	1.5	0.125	27.7	14100
Avino quartz vein with sulphides	261.8	263.3	1.5	0.101	21.8	15400
Avino quartz vein with sulphides	263.3	264.8	1.5	0.098	20.3	13500
Avino quartz vein with sulphides	266.3	267.8	1.5	0.574	43.4	6613
Avino quartz vein with sulphides	267.8	269.3	1.5	0.457	39.8	4211
Avino quartz vein with sulphides	269.3	270.8	1.5	0.089	19.3	15200
Avino quartz vein with sulphides	282.8	284.3	1.5	0.02	9.3	16000
Avino quartz vein with sulphides	284.3	285.8	1.5	0.01	10.2	19300
Avino quartz vein with sulphides	285.8	287.3	1.5	0.035	27	31600
Avino quartz vein with sulphides	287.3	288.8	1.5	0.07	37.4	21500
Avino quartz vein with sulphides	288.8	290.3	1.5	0.049	27.1	34200
Avino quartz vein with sulphides	290.3	291.8	1.5	0.065	51.3	72600
Avino quartz vein with sulphides	291.8	293.3	1.5	0.02	14.8	33300
Avino quartz vein with sulphides	293.3	294.8	1.5	0.335	28.8	15000
Avino quartz vein with sulphides	294.8	295.8	1	0.035	23.2	17200
Avino quartz vein with sulphides	295.8	297.3	1.5	1.31	37.9	16100
Avino quartz vein with sulphides	297.3	299.1	1.8	0.51	51.5	7570

ET-07-09	Bearing 336 Dip -62 Length 328.6m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu g/t
Avino vein with massive chalopyrite	290.8	292.3	1.5	0.04	101.9	12100
Avino vein with massive chalopyrite	292.3	293.8	1.5	0.16	0.69	11500
Avino vein with massive chalopyrite	295.3	296.8	1.5	0.146	0.94	11200
Avino vein with massive chalopyrite	299.8	301.3	1.5	0.07	1.49	6327
Avino vein with massive chalopyrite	301.3	302.8	1.5	0.36	1.18	14600
Avino vein with massive chalopyrite	302.8	304.3	1.5	0.015	0.53	8029
Avino vein with massive chalopyrite	304.3	305.8	1.5	0.02	0.82	8475

ET-07-08	Bearing 346.65 Dip -69 Length 339.7m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu g/t
Avino vein. Moderate diss cpy-py	355.85	357.35	1.5	0.111	257.5	6959
Avino vein. Moderate diss cpy-py	357.35	359.15	1.8	0.125	170	9341

ET-07-07	Bearing 330 Dip -59 Length 304.85m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu g/t
Avino Vein. Wh qtz veining w/moderate diss cpy and str	272.3	273.8	1.5	0.615	80.6	2199
Avino Vein. Wh qtz veining w/moderate diss cpy and str	273.8	275.3	1.5	0.148	160.9	20500
Avino Vein. Wh qtz veining w/moderate diss cpy and str	275.3	276.8	1.5	0.118	203.5	19700
Avino Vein. Wh qtz veining w/moderate diss cpy and str	276.8	278.3	1.5	0.28	172.8	17800
Avino Vein. Wh qtz veining w/moderate diss cpy and str	278.3	279.8	1.5	0.368	441.4	24600
Avino Vein. Wh qtz veining w/moderate diss cpy and str	279.8	281.3	1.5	0.22	327	12600
Avino Vein. Wh qtz veining w/moderate diss cpy and str	281.3	282.8	1.5	0.081	110.8	3002
Avino Vein. Wh qtz veining w/moderate diss cpy and str	282.8	284.3	1.5	0.065	184.6	3317
Avino Vein. Wh qtz veining w/moderate diss cpy and str	284.3	285.8	1.5	0.07	89.2	8786
Avino Vein. Wh qtz veining w/moderate diss cpy and str	285.8	287.3	1.5	0.07	209.3	54400
Avino Vein. Wh qtz veining w/moderate diss cpy and str	287.3	288.8	1.5	0.035	32.8	13200
Avino Vein. Wh qtz veining w/moderate diss cpy and str	288.8	290.3	1.5	0.047	76.1	29300
Avino Vein. Wh qtz veining w/moderate diss cpy and str	290.3	291.8	1.5	0.126	339.7	44300
Avino Vein. Wh qtz veining w/moderate diss cpy and str	291.8	293.3	1.5	0.06	20.8	6361
Avino Vein. Wh qtz veining w/moderate diss cpy and str	293.3	295.15	1.85	0.202	166.9	55500

ET-07-06	Bearing 336 Dip -55 Length 320.05m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu g/t
Avino vein Wh qtz stockwork veining textures w'diss py-	289	290.5	1.5	0.95	228.9	23200
Avino vein Wh qtz stockwork veining textures w'diss py-	298	299.5	1.5	0.165	72.3	14800
Avino vein Wh qtz stockwork veining textures w'diss py-	299.5	301	1.5	0.485	54.6	8401
Avino vein Wh qtz stockwork veining textures w'diss py-	301	302.5	1.5	0.09	40.8	11500
Avino vein Wh qtz stockwork veining textures w'diss py-	302.5	304	1.5	0.147	55.6	14400
Avino vein Wh qtz stockwork veining textures w'diss py-	304	305.5	1.5	0.093	55.8	8321
Avino vein Wh qtz stockwork veining textures w'diss py-	305.5	307	1.5	1.59	90.4	15100
Avino vein Wh qtz stockwork veining textures w'diss py-	307	308.6	1.5	0.15	73.8	8729
Intrusive rock. Wh qtz veining w/cpy	308.6	310.1	1.5	0.04	54.6	5962
Intrusive rock. Wh qtz veining w/cpy	310.1	311.6	1.5	0.075	98	6217
Intrusive rock. Wh qtz veining w/cpy	311.6	313.1	1.5	0.075	81.9	10800
Intrusive rock. Wh qtz veining w/cpy	313.1	314.6	1.5	0.04	97.9	7765

ET-07-05	Bearing 333 Dip -66 Length 351.5m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu g/t
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	301.95	303.45	1.5	1.152	83	1971
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	303.45	304.95	1.5	1.483	26.7	683
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	304.95	306.45	1.5	2.119	36.9	2030
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	312.45	312.95	0.5	1.752	10.7	533
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	312.95	315.45	2.5	1.015	119.7	1268
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	315.45	316.95	1.5	0.195	204.2	8565
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	316.95	318.45	1.5	0.075	123.6	2212
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	319.95	321.45	1.5	0.155	86.2	20300
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	321.45	322.95	1.5	0.12	30.4	13000
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	322.95	324.45	1.5	0.115	45.2	15400
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	324.45	325.95	1.5	0.075	40.2	18400
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	325.95	327.45	1.5	0.07	27.5	10200
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	327.45	328.95	1.5	0.05	48.1	17500
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	328.95	330.45	1.5	0.053	38.2	16700
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	330.45	331.95	1.5	0.095	61.9	20200
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	331.95	333.45	1.5	0.144	75.2	18900
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	333.45	334.95	1.5	0.13	45.7	15800
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	337.95	339.45	1.5	0.328	69	12200
Avino vein. Wh qtz stkwk-veining w/diss f.g cpy+py+spec	339.45	340.95	1.5	0.236	41	12200

ET-07-04	Bearing 331 Dip -56 Length 318.7m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu g/t
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	271.45	272.95	1.5	0.155	44.1	3618
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	272.95	274.45	1.5	0.397	106.1	2842
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	274.45	275.95	1.5	1.08	76.1	3862
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	275.95	277.45	1.5	1.314	126.9	4010
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	277.45	278.95	1.5	0.874	53	381
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	278.95	280.45	1.5	0.534	61.4	675
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	280.45	281.95	1.5	0.436	97.3	2649
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	287.95	289.45	1.5	0.25	63.5	7555
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	289.45	290.95	1.5	0.101	31.4	5156
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	290.95	292.45	1.5	1.115	138.6	3558
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	292.45	293.95	1.5	0.151	86.3	4162
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	293.95	295.45	1.5	0.161	34.9	3521
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	295.45	296.95	1.5	0.568	41.6	5047
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	296.95	298.45	1.5	0.115	29.1	10000
Avino Vein. Wh qtz veining w/ fine grain diss cpy-py	298.45	300.1	1.65	0.08	29.8	8408

ET-07-03	Bearing 336 Dip -71 Length 349.5
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu g/t
Avino vein. Oxidized material	280.75	282.25	1.5	7.68	121.9	6048
Avino vein. Oxidized material	282.25	283.75	1.5	6.034	196.3	5034
Avino vein. Oxidized material	283.75	285.25	1.5	1.692	69.9	10400
Avino vein. Oxidized material	285.25	286.75	1.5	13.988	295.3	19600
Avino vein. Oxidized material	286.75	288.25	1.5	4.731	104.7	16100
Avino vein. Oxidized material	288.25	289.75	1.5	2.158	103.7	3948
Avino vein. Oxidized material	289.75	291.25	1.5	0.158	31.5	3789
Avino vein. Oxidized material	291.25	292.75	1.5	2.411	60	2683
Avino vein. Oxidized material	292.75	294.25	1.5	2.733	27.5	2793
Avino vein. Oxidized material	294.25	295.75	1.5	0.548	89.6	7268
Avino vein. Silicified quartz with diss cpy-py-specularite	295.75	297.25	1.5	3.086	161.8	5934
Avino vein. Silicified quartz with diss cpy-py-specularite	297.25	298.75	1.5	7.954	75.7	1476
Avino vein. Silicified quartz with diss cpy-py-specularite	298.75	300.25	1.5	2.265	97	10500
Avino vein. Silicified quartz with diss cpy-py-specularite	300.25	301.75	1.5	1.057	60.4	1486
Avino vein. Silicified quartz with diss cpy-py-specularite	301.75	303.25	1.5	1.911	42	3258

ET-07-02	Bearing 358 - Dip 75 - Length 311.9m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (g/t)
no significant assays

ET-07-01	Bearing 1 Dip -69 Length 298.6m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (g/t)
Avino Vein. Silicified quart with diss cpy-py-specularite	284.9	285.85	0.95	0.068	201.7	3149
Avino Vein. Silicified quart with diss cpy-py-specularite	285.85	286.8	0.95	0.025	35.4	969
Avino Vein. Silicified quart with diss cpy-py-specularite	286.8	287	0.2	0.226	808.8	100200
Avino Vein. Silicified quart with diss cpy-py-specularite	287	288.5	1.5	0.045	27.3	2540
Avino Vein. Silicified quart with diss cpy-py-specularite	288	290	1.5	0.052	101.6	10000

ET-06-04	Bearing 340 Dip -50 Length 444.05m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (g/t)
Avino Vein	272.4	273.4	1.00	0.35	8.0	900
Avino Vein	273.4	274.4	1.00	0.004	0.5	30
Avino Vein	274.4	275.4	1.00	0.004	6.4	780
Avino Vein	275.4	276.4	1.00	0.004	1.4	63
Avino Vein	276.4	277.4	1.00	0.004	4.5	430
Avino Vein	277.4	278.4	1.00	0.004	1.0	51
Avino Vein	278.4	279.4	1.00	0.05	5.1	235
Avino Vein	279.4	280.4	1.00	0.004	1.3	77
Avino Vein	280.4	281.4	1.00	0.04	4.2	223
Avino Vein	281.4	282.4	1.00	0.015	2.6	185
Avino Vein	282.4	283.4	1.00	0.059	12.0	1710
Avino Vein	283.4	284.4	1.00	0.01	1.2	111
Avino Vein	284.4	285.4	1.00	0.196	28.1	5900
Avino Vein	285.4	286.4	1.00	0.035	4.7	530
Avino Vein	286.4	287.4	1.00	0.004	2.6	520
Avino Vein	287.4	287.4	0.00	0.015	2.4	214
Avino Vein	288.4	289.4	1.00	0.02	2.6	840
Avino Vein	289.4	290.4	1.00	0.004	1.5	185
Avino Vein	290.4	291.4	1.00	0.075	33.3	7500
Avino Vein	291.4	292.4	1.00	0.03	6.0	1250
Avino Vein	292.4	293.4	1.00	0.15	10.9	910
Avino Vein	293.4	294.4	1.00	0.08	66.0	11500
Avino Vein	294.4	295.4	1.00	0.15	21.0	1380
Avino Vein	295.4	296.4	1.00	0.004	1.5	211
Avino Vein	296.4	297.4	1.00	0.04	7.2	810
Avino Vein	297.4	298.4	1.00	0.05	13.3	1690
Avino Vein	298.4	299.4	1.00	0.01	2.8	149
Avino Vein	299.4	300.4	1.00	0.045	4.0	319
Avino Vein	300.4	301.4	1.00	0.015	5.0	375
Avino Vein	301.4	302.4	1.00	0.06	9.2	630

Avino Vein	302.4	303.4	1.00	0.095	28.6	6400
Avino Vein	303.4	304.4	1.00	0.07	10.2	1130
Avino Vein	304.4	305.4	1.00	0.045	9.3	430
Avino Vein	305.4	306.4	1.00	0.085	12.0	550
Avino Vein	306.4	307.4	1.00	0.155	28.0	2050
Avino Vein	307.4	308.45	1.05	0.37	31.0	1480
Avino Vein	308.45	309.45	1.00	0.04	24.3	1000
Avino Vein	309.45	310.45	1.00	0.065	17.6	1120
Avino Vein	310.45	311.45	1.00	0.185	7.0	308
Avino Vein	311.45	312.45	1.00	0.12	7.1	720
Avino Vein	312.45	313.45	1.00	0.08	3.1	107
Avino Vein	313.45	314.45	1.00	0.418	100.0	1760
Avino Vein	314.45	315.45	1.00	0.07	7.0	153
Avino Vein	315.45	316.45	1.00	0.28	29.0	1480
Avino Vein	316.45	317.45	1.00	0.22	13.2	1450
Avino Vein	317.45	318.45	1.00	0.06	36.0	1500
Avino Vein	318.45	319.45	1.00	0.25	545.8	7500
Avino Vein	319.45	320.45	1.00	0.05	96.0	5900
Avino Vein	320.45	321.45	1.00	0.105	72.0	8500
Avino Vein	321.45	322.45	1.00	0.035	23.0	8700
Avino Vein	322.45	323.45	1.00	0.054	25.4	7500
Avino Vein	323.45	324.45	1.00	0.03	41.6	10400
Avino Vein	324.45	325.45	1.00	0.04	43.6	14700
Avino Vein	325.45	326.45	1.00	0.075	41.5	9900
Avino Vein	326.45	327.45	1.00	0.065	45.0	8800
Avino Vein	327.45	328.45	1.00	0.06	55.0	3880
Avino Vein	328.45	329.45	1.00	0.144	42.0	6800
Avino Vein	329.45	330.45	1.00	0.17	40.0	7300
Avino Vein	330.45	331.45	1.00	1.24	80.0	22000
Avino Vein	331.45	332.45	1.00	0.653	157.0	22000
Avino Vein	332.45	333.45	1.00	1.051	176.0	21400
Avino Vein	333.45	334.45	1.00	0.12	111.0	13000
Avino Vein	334.45	335.45	1.00	0.12	78.0	18300
Avino Vein	335.45	336.45	1.00	0.125	80.0	16500
Avino Vein	336.45	337.45	1.00	0.205	33.6	7500
Avino Vein	337.45	338.45	1.00	0.3	53.0	4050
Avino Vein	338.45	339.45	1.00	0.04	38.4	11500
Avino Vein	339.45	340.45	1.00	0.015	2.6	950
Avino Vein	340.45	341.45	1.00	0.015	15.5	2450
Avino Vein	341.45	342.6	1.15	0.015	20.5	8900
Avino Vein	342.6	343.75	1.15	0.01	7.0	960
Avino Vein	343.75	344.75	1.00	0.02	17.4	4010
Avino Vein	344.75	345.75	1.00	0.004	4.0	1650
Avino Vein	345.75	346.75	1.00	0.004	4.2	169

ET-06-03	Bearing 339 Dip -48 Length 421.15m
	From	To	Down Hole	Au	Ag
Description	(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (g/t)
HW SPLIT	327.40	328.40	1.00	0.015	2.9	325
HW SPLIT	328.40	329.40	1.00	0.17	17.1	1161
HW SPLIT	329.40	330.45	1.05	0.055	0.4	239
HW SPLIT	330.45	331.45	1.00	0.59	1.1	244
HW SPLIT	331.45	332.45	1.00	0.004	0	40
HW SPLIT	332.45	333.50	1.05	0.281	1.6	70
HW SPLIT	333.50	334.50	1.00	0.015	0	56
HW SPLIT	334.50	335.50	1.00	0.004	0	41
HW SPLIT	335.50	336.60	1.10	0.01	1.9	213
HW SPLIT	336.60	337.60	1.00	0.385	0.8	326
HW SPLIT	337.60	338.60	1.00	0.345	0.4	187
HW SPLIT	338.60	339.60	1.00	1.29	6.5	1077
HW SPLIT	339.60	340.60	1.00	0.185	11.3	8208
HW SPLIT	340.60	341.60	1.00	0.12	0	127
HW SPLIT	341.60	342.60	1.00	0.035	0	54
HW SPLIT	342.60	343.60	1.00	0.27	3.1	227
HW SPLIT	343.60	344.65	1.05	0.38	2.5	686
HW SPLIT	344.65	345.65	1.00	0.191	1.6	406

HW SPLIT	345.65	346.65	1.00	0.533	1.7	319
HW SPLIT	346.65	347.70	1.05	0.04	0.5	283
HW SPLIT	347.70	348.70	1.00	0.369	16.5	1799
HW SPLIT	348.70	349.70	1.00	0.24	6.6	932
HW SPLIT	349.70	350.75	1.05	0.579	7.5	330
HW SPLIT	350.75	351.75	1.00	0.584	63.4	5402
HW SPLIT	351.75	352.75	1.00	1.725	32.8	2596
HW SPLIT	352.75	353.80	1.05	1.211	27.4	3353
HW SPLIT	353.80	355.05	1.25	1.923	25	1614
AVINO VEIN	368.25	369.25	1.00	0.449	68.3	3580
AVINO VEIN	369.25	370.30	1.05	0.595	224.7	1474
AVINO VEIN	370.30	371.30	1.00	0.303	68.5	2016
AVINO VEIN	371.30	372.30	1.00	0.105	62.5	1390
AVINO VEIN	372.30	373.35	1.05	0.212	132.5	3088
AVINO VEIN	373.35	374.35	1.00	0.185	238.7	9637
AVINO VEIN	374.35	375.35	1.00	0.085	34.9	1796
AVINO VEIN	375.35	376.05	0.70	0.135	142.8	5590
AVINO VEIN	376.05	377.05	1.00	0.109	71	2789
AVINO VEIN	377.05	378.05	1.00	0.25	74	4069
AVINO VEIN	378.05	379.10	1.05	0.133	91.4	6007
AVINO VEIN	379.10	380.40	1.30	0.055	49.3	10000
AVINO VEIN	380.40	381.40	1.00	0.06	90.4	16300
AVINO VEIN	381.40	382.40	1.00	0.04	74.5	24900
AVINO VEIN	382.40	383.45	1.05	0.035	45.6	10900
AVINO VEIN	383.45	384.50	1.05	0.03	36.6	12200
AVINO VEIN	384.50	385.65	1.15	0.435	46.5	16300
AVINO VEIN	385.65	386.65	1.00	0.045	65.2	12100
AVINO VEIN	386.65	387.65	1.00	0.01	27	3893
AVINO VEIN	387.65	388.70	1.05	0.025	34.7	4745
AVINO VEIN	388.70	389.90	1.20	0.035	34.3	4675
AVINO VEIN	389.90	390.90	1.00	0.13	31.2	8051

ET-06-02	Bearing 340 Dip -50 Length 416.7m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (g/t)
Avino Vein	324.95	326.00	1.05	0.035	5.5	309
Avino Vein	326.00	327.00	1.00	0.04	32	72
Avino Vein	327.00	328.00	1.00	0.004	2	62
Avino Vein	328.00	328.75	0.75	0.04	10	48
Avino Vein	328.75	329.75	1.00	0.045	6.2	768
Avino Vein	329.75	330.75	1.00	0.01	6.2	731
Avino Vein	330.75	331.80	1.05	0.144	6.8	917
Avino Vein	331.80	332.80	1.00	0.01	1.6	204
Avino Vein	332.80	333.80	1.00	0.03	5.3	930
Avino Vein	333.80	334.85	1.05	0.045	25	3411
Avino Vein	334.85	335.85	1.00	0.004	4.3	981
Avino Vein	335.85	336.85	1.00	0.01	4	1187
Avino Vein	336.85	337.90	1.05	0.02	20	259
Avino Vein	337.90	338.90	1.00	0.01	1	138
Avino Vein	338.90	339.90	1.00	0.004	1.5	380
Avino Vein	339.90	340.95	1.05	0.065	7.2	1985
Avino Vein	340.95	341.95	1.00	0.045	16	5461
Avino Vein	341.95	342.95	1.00	0.305	4.7	1371
Avino Vein	342.95	344.00	1.05	0.075	14.2	5834
Avino Vein	344.00	345.00	1.00	0.054	15	2054
Avino Vein	345.00	346.00	1.00	0.035	9	3386
Avino Vein	346.00	347.05	1.05	0.025	4.6	2267
Avino Vein	347.05	347.75	0.70	0.319	9	3007
Avino Vein	347.75	348.75	1.00	1.085	14	3692
Avino Vein	348.75	349.75	1.00	2.044	27.6	6363
Avino Vein	349.75	350.80	1.05	0.622	9.6	3094
Avino Vein	350.80	351.80	1.00	0.315	12	1554
Avino Vein	351.80	352.80	1.00	0.13	11	1785
Avino Vein	352.80	353.85	1.05	0.145	8.3	2966
Avino Vein	353.85	354.85	1.00	2.568	18	6847
Avino Vein	354.85	355.85	1.00	0.195	14	4514

Avino Vein	355.85	356.90	1.05	0.19	30	6402
Avino Vein	356.90	357.95	1.05	0.41	60	7928
Avino Vein	357.95	359.00	1.05	0.295	10.5	1883
Avino Vein	359.00	360.05	1.05	4.31	41.6	7101
Avino Vein	360.05	361.05	1.00	0.485	9	2649
Avino Vein	361.05	362.05	1.00	0.45	8	1994
Avino Vein	362.05	363.05	1.00	0.09	4.4	1223
Avino Vein	363.05	364.05	1.00	2.329	17.7	5679
Avino Vein	364.05	365.10	1.05	0.045	14.4	2474
Avino Vein	365.10	366.40	1.30	0.353	18.4	9891
Avino Vein	366.40	367.70	1.30	1.549	100	7541
Avino Vein	367.70	368.70	1.00	1.24	16.7	2920
Avino Vein	368.70	369.70	1.00	0.215	13	2897
Avino Vein	369.70	370.75	1.05	0.201	35.2	5427
Avino Vein	370.75	371.75	1.00	0.285	27.6	4973
Avino Vein	371.75	372.75	1.00	0.978	50	6924
Avino Vein	372.75	373.80	1.05	0.11	32	3580
Avino Vein	373.80	374.80	1.00	0.51	57	1908
Avino Vein	374.80	375.80	1.00	0.365	57	4479
Avino Vein	375.80	376.80	1.00	0.769	45	5086
Avino Vein	376.80	377.90	1.10	1.24	50	10100
Avino Vein	377.90	379.90	1.00	0.675	52	9239
Avino Vein	379.90	380.90	1.00	0.1	47	3619
Avino Vein	380.90	381.90	1.00	0.045	18	1653
Avino Vein	381.90	382.95	1.05	0.035	12.1	4089
Avino Vein	382.95	383.55	0.60	0.015	8.5	1752
Avino Vein	383.55	384.55	1.00	0.05	10.2	3829
Avino Vein	384.55	385.55	1.00	0.088	19	3662
Avino Vein	385.55	386.60	1.05	0.03	44	1794
Avino Vein	386.60	387.65	1.05	0.125	35.7	2262
Avino Vein	387.65	388.75	1.10	0.158	126	7586
Avino Vein	388.75	389.75	1.00	0.06	21	3231
Avino Vein	389.75	390.75	1.00	0.045	10.7	2086
Avino Vein	390.75	391.80	1.05	0.89	26.8	3966
Avino Vein	391.80	392.80	1.00	1.49	36	4180
Avino Vein	392.80	393.80	1.00	0.195	13.5	2903
Avino Vein	393.80	394.95	1.15	0.095	24.5	4045
Avino Vein	394.95	395.95	1.00	0.035	11.3	1317
Avino Vein	395.95	396.95	1.00	0.06	21.9	1707
Avino Vein	396.95	398.00	1.05	0.01	2.5	378
Avino Vein	398.00	399.30	1.30	0.05	20.1	2242
Avino Vein	399.30	400.30	1.00	0.07	31.3	1927
Avino Vein	400.30	401.30	1.00	0.045	15.8	514
Avino Vein	401.30	402.35	1.05	0.025	28.1	497
Avino Vein	402.35	403.35	1.00	0.025	8.3	515
Avino Vein	403.35	404.35	1.00	0.04	1.3	61
Avino Vein	404.35	405.50	1.15	0.051	27.2	2913
Avino Vein	405.50	406.40	0.90	0.1	48	1326
Avino Vein	406.40	407.40	1.00	0.05	37.4	1259

ET-06-01	Bearing 337 Dip 90 Length 219.15m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (g/t)
Avino Vein	366.90	367.90	1.00	0.010	0.5	64
Avino Vein	367.90	368.90	1.00	0.005	19.4	952
Avino Vein	368.90	369.95	1.05	0.010	1.8	379
Avino Vein	369.95	370.95	1.00	0.030	33.7	2955
Avino Vein	370.95	371.95	1.00	0.049	40.0	2359
Avino Vein	371.95	373.00	1.05	0.010	4.8	607
Avino Vein	373.00	374.00	1.00	0.020	36.9	1985
Avino Vein	374.00	375.00	1.00	<0.005	1.1	194
Avino Vein	375.00	376.05	1.05	<0.005	8.2	1071
Avino Vein	376.05	376.80	0.75	<0.005	<0.1	122
Avino Vein	376.80	377.80	1.00	<0.005	2.1	326
Avino Vein	377.80	378.80	1.00	0.015	6.1	1046
Avino Vein	378.80	379.85	1.05	0.030	41.6	97

Avino Vein	379.85	380.85	1.00	0.020	3.0	658
Avino Vein	380.85	381.85	1.00	0.033	16.2	1530
Avino Vein	381.85	382.90	1.05	0.020	1.3	147
Avino Vein	382.90	383.90	1.00	0.015	8.5	451
Avino Vein	383.90	384.90	1.00	0.048	29.5	1735
Avino Vein	384.90	385.95	1.05	0.020	11.1	976
Avino Vein	385.95	386.95	1.00	0.078	45.9	3533
Avino Vein	386.95	387.95	1.00	0.055	44.5	510
Avino Vein	387.95	389.00	1.05	0.015	5.8	702
Avino Vein	389.00	390.00	1.00	<0.005	11.6	1651
Avino Vein	390.00	391.00	1.00	0.030	24.1	6692
Avino Vein	391.00	392.05	1.05	0.015	21.2	6118
Avino Vein	392.05	393.05	1.00	0.015	52.1	13800
Avino Vein	393.05	394.05	1.00	0.010	48.4	3282
Avino Vein	394.05	395.10	1.05	0.055	15.8	1193
Avino Vein	395.10	396.10	1.00	0.020	27.2	5666
Avino Vein	396.10	397.10	1.00	0.015	25.2	3589
Avino Vein	397.10	398.15	1.05	0.030	54.7	5950
Avino Vein	398.15	399.15	1.00	0.010	21.9	2030
Avino Vein	399.15	400.25	1.10	0.015	12.9	1927
Avino Vein	400.25	401.25	1.00	0.015	17.2	1346
Avino Vein	401.25	402.25	1.00	0.120	15.0	4123
Avino Vein	402.25	403.30	1.05	0.020	2.6	1266
Avino Vein	403.30	404.30	1.00	0.015	10.1	3046
Avino Vein	404.30	405.30	1.00	0.030	19.7	3607
Avino Vein	405.30	406.35	1.05	0.030	4.4	2202
Avino Vein	406.35	407.55	1.20	0.132	12.2	4958
Avino Vein	407.55	408.80	1.25	0.112	16.6	3099
Avino Vein	408.80	409.80	1.00	0.085	17.6	2568
Avino Vein	409.80	410.80	1.00	0.262	136.6	6680
Avino Vein	410.80	411.85	1.05	0.004	81.4	3346
Avino Vein	411.85	412.85	1.00	0.020	14.4	1248
Avino Vein	412.85	413.85	1.00	0.040	9.8	917
Avino Vein	413.85	414.90	1.05	0.060	11.7	826
Avino Vein	414.90	415.90	1.00	0.004	16.5	2209
Avino Vein	415.90	416.90	1.00	<0.005	11.0	733
Avino Vein	416.90	417.95	1.05	<0.005	6.4	682

2007 - 2011 San Gonzalo Drilling

SG-11-01
	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	79.70	80.15	0.45	0.063	47.5	175	288	670
San Gonzalo Vein	80.15	81.35	1.20	0.586	203.1	206	768	1114
	81.35	81.95	0.60	0.682	100.5	54	174	304
	81.95	82.75	0.80	0.478	201.2	111	444	468
	82.75	83.10	0.35	0.161	373.6	197	434	1498
	83.10	83.80	0.70	0.139	185.2	399	322	1142
	83.80	84.90	1.10	0.023	10.4	110	56	1686
	90.30	91.80	1.50	0.045	6	160	792	2854
	91.80	92.60	0.80	0.36	182.6	2602	646	718
	92.60	93.95	1.35	0.051	21.9	1729	276	1006

SG-11-02
	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	120.05	121.55	1.50	0.01	3.2	49	334	998
	121.55	121.90	0.35	0.063	170	404	10800	26000
	121.90	123.15	1.25	0.239	49.2	530	1136	1534
San Gonzalo Vein	123.15	124.05	0.90	0.118	83.8	2423	6855	7103
	124.05	125.25	1.20	0.228	13	240	2164	3662
	125.25	125.90	0.65	0.017	40.9	141	4832	1500
	125.90	127.25	1.35	0.144	26	122	1254	4323
	127.25	127.85	0.60	0.223	241.4	954	1276	1856
	127.85	128.45	0.60	0.087	27.4	57	422	704
	128.45	129.30	0.85	0.508	112.8	237	404	1308
	129.30	130.10	0.80	1.632	264.9	178	368	1586
	130.10	130.95	0.85	1.314	307.9	333	1226	1622
	130.95	132.60	1.65	0.076	18.4	83	356	1324

SG-11-03
	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	63	63.2	0.2	0.435	308.9	145	1700	1762
	63.2	64.55	1.35	<0.005	10.3	31	142	826
San Gonzalo Vein	64.55	65.2	0.65	0.046	15.7	15	70	248
	65.2	65.6	0.4	0.746	173.7	103	736	1626
	65.6	66.2	0.6	0.024	17.8	18	38	370
	81.65	82.1	0.45	0.054	15.9	26	52	290
	82.1	82.5	0.4	0.132	28.9	55	108	756
	82.5	83	0.5	0.446	70.7	91	154	414
	83	83.55	0.55	0.108	31.1	50	60	278
	83.55	84.8	1.25	0.006	5.8	43	8	350
	84.8	85.45	0.65	0.45	163.3	107	266	366

SG-11-04
	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	41.05	41.4	0.35	0.047	6.6	26	1494	5130
	46.95	47.15	0.2	0.114	111.3	1567	766	1514
	94.35	95.9	1.55	0.076	26.2	140	7978	9884
	95.9	96.7	0.8	1.522	18.9	183	6321	10800
	98.1	98.3	0.2	0.411	30.7	35	356	1398
San Gonzalo Vein	118.75	120.5	1.75	0.065	9.5	41	1006	3790
	120.5	121	0.5	0.307	52.2	146	2634	8844
	121	121.45	0.45	0.868	205.2	230	762	3976
	121.45	122.45	1	0.085	24.7	268	1362	9475
	122.45	123.6	1.15	0.046	9.3	147	2298	10500
	147.3	148.75	1.45	0.124	34.7	49	376	1092
	148.75	149.25	0.5	1.26	104.7	95	224	676
	149.25	149.75	0.5	0.199	35.8	74	236	804
	149.75	150.3	0.55	0.242	62.3	395	690	1968
	150.3	151.1	0.8	0.043	3.6	10	100	534

SG-11-05
	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	cu (ppm)	Pb (ppm)	Zn (ppm)
	123.1	123.7	0.6	0.013	0.9	15	246	366
San Gonzalo Vein	123.7	124.15	0.45	0.028	1.7	14	786	1932
	124.15	124.4	0.25	2.714	19.1	167	3266	7942
	124.4	124.9	0.5	0.078	3.4	34	1872	1082

SG-11-06
	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	cu (ppm)	Pb (ppm)	Zn (ppm)
	107.9	108.75	0.85	0.007	0.4	6	58	386
	108.75	109.25	0.5	0.007	3.6	559	118	214
San Gonzalo Vein	109.25	109.9	0.65	0.015	14.3	1903	382	292
	109.9	110.25	0.35	0.045	218	17700	3206	546
	110.25	110.9	0.65	0.013	5.8	816	196	362
	117.65	118.4	0.75	0.091	6.9	305	524	1270

SG-11-07
	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppb)
	21.6	22.8	1.2	<0.005	2.2	13	112	146
	22.8	23.6	0.8	0.015	3.8	14	130	160
	23.6	24.15	0.55	0.013	2.8	10	102	106
	24.15	25.25	1.1	0.017	5	14	546	702
	25.25	26.05	0.8	0.022	2	7	64	760
	26.05	27.3	1.25	0.053	6.3	13	192	528
San Gonzalo Vein	27.3	27.8	0.5	0.007	1.5	5	140	394
	46.75	47.15	0.4	<0.005	8.4	16	42	748
	47.15	47.45	0.3	0.209	200.6	64	138	708
	47.45	47.7	0.25	0.473	74.3	61	130	390
	47.7	48.1	0.4	0.014	52.2	23	74	258
	48.1	48.95	0.85	0.047	6.7	9	52	138
	95.65	97.05	1.4	<0.005	0.7	10	62	280
	97.05	97.9	0.85	0.008	1.7	25	304	1160

SG-11-08
	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppb)
	21.6	22.8	1.2	<0.005	2.2	13	112	146
	22.8	23.6	0.8	0.015	3.8	14	130	160
	23.6	24.15	0.55	0.013	2.8	10	102	106
	24.15	25.25	1.1	0.017	5	14	546	702
	25.25	26.05	0.8	0.022	2	7	64	760
	26.05	27.3	1.25	0.053	6.3	13	192	528
San Gonzalo Vein	27.3	27.8	0.5	0.007	1.5	5	140	394
	46.75	47.15	0.4	<0.005	8.4	16	42	748
	47.15	47.45	0.3	0.209	200.6	64	138	708
	47.45	47.7	0.25	0.473	74.3	61	130	390
	47.7	48.1	0.4	0.014	52.2	23	74	258
	48.1	48.95	0.85	0.047	6.7	9	52	138
	95.65	97.05	1.4	<0.005	0.7	10	62	280
	97.05	97.9	0.85	0.008	1.7	25	304	1160

SG-11-09
From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
60.95	61.2	0.25	0.022	4	26	508	954
63.85	65.3	1.45	0.019	1.9	13	290	292
65.3	66.25	0.95	0.008	0.5	7	120	430
66.25	67.7	1.45	0.033	3.8	84	644	758
67.7	68.3	0.6	0.192	35.4	328	1128	292
68.3	69.9	1.6	0.027	5.8	19	1234	286
69.9	70.05	0.15	0.019	3.6	65	190	264
70.05	71.8	1.75	0.052	5.6	131	1136	1972
71.8	72.6	0.8	0.092	16	621	3314	8266

SG-11-10
From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppb)
60.95	61.2	0.25	0.022	4	26	508	954
63.85	65.3	1.45	0.019	1.9	13	290	292
65.3	66.25	0.95	0.008	0.5	7	120	430
66.25	67.7	1.45	0.033	3.8	84	644	758
67.7	68.3	0.6	0.192	35.4	328	1128	292
68.3	69.9	1.6	0.027	5.8	19	1234	286
69.9	70.05	0.15	0.019	3.6	65	190	264
70.05	71.8	1.75	0.052	5.6	131	1136	1972
71.8	72.6	0.8	0.092	16	621	3314	8266

2007 - 2008 San Gonzalo Zone Drill result

SG-08-06	Intersected San Gonzalo between 214.5 - 219.70m (5.65m} 0.88g/t Au, 235 g/t Ag
	From	To	Down Hole	Au	Ag
	(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	214.05	214.85	0.8	0.729	204	2944	21400	17600
San Gonzalo Vein With Sulphide	214.85	215.95	1.1	0.523	95	1189	5264	6417
Minerals	215.95	216.8	0.65	0.335	47.5	398	1486	2918
	216.8	218	1.2	0.36	87.3	1960	5342	7772
	218	218.85	0.85	3.228	758.9	3731	18500	19000
	218.85	219.7	0.85	0.402	316.1	7094	17500	14800

SG-08-05	Didn't intersect SG vein but hit breccia zone which may be part of another system
	From	To	Down Hole	Au	Ag
	(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	437.75	438.5	0.75	0.03	0.1	5	33	32
Breccia Zone	438.5	438.9	0.4	<0.005	<0.1	6	22	76
	438.9	439.55	0.65	0.015	<0.1	7	18	65
	439.55	440.35	0.8	0.01	<0.1	8	14	30

SG-08-04	Intersected San Gonzalo vein 261.25 - 264.6m (3.35m} 0.5 g/t Gold, 59 g/t Silver
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	261.25	261.75	0.5	0.802	81	145	754	1251
	261.75	262.75	1	0.331	61.4	234	1014	2002
San Gonzalo Vein	262.75	263.15	0.4	0.04	11.2	39	109	353
	263.15	263.7	0.55	0.99	85	119	396	794
	263.7	264.6	0.9	0.424	49.7	208	440	702

SG-08-03	Intersected SG Vein 322.2-325.7m (3.7m} 0.41 g/t Gold, 119 g/t Silver
	From	To	Down Hole	Au	Ag
	(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	321.04	322	0.6	0.016	1.6	33	126	423
Andesite volcanic with quartz veins	322	322.85	0.65	0.215	74.1	409	11500	2725
	322.85	323.7	0.85	0.195	75.2	389	2665	3405
	323.7	324.1	0.4	0.109	221	3668	65000	3569
	324.1	324.9	0.8	0.925	55	264	6449	3610
	324.9	325.7	0.8	0.457	223.5	729	15500	4012
	325.7	327	1.3	0.288	31.8	483	2241	2408

SG-08-02	Intersected 2 zones of mineralization 1.6m @ 1.72 g/t Au, 704 g/t Ag & 3.0m
	From	To	Down Hole	Au	Ag
	(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	257.5	258.05	0.55	0.42	150.2	318	2832	5393
	258.05	258.7	0.65	3.84	1564.4	264	13100	13900
	258.7	259.1	0.4	0.075	68.1	79	266	502
	263.05	263.75	0.7	10.765	1275.6	7394	106000	146000
	263.75	263.95	0.2	0.115	62.3	364	4916	31000
	263.95	264.7	0.75	2.606	587.4	3427	76200	200000
	264.7	265.3	0.6	7.337	224.1	2363	146000	355000
	264.3	266.05	0.75	22.56	204.2	917	80000	126000

SG-08-01	Intersected a 2.75m zone @ 1.13 g/t gold and 155 g/t silver
	From	To	Down Hole	Au	Ag
	(Metres)	(Metres)	Lengths (metres)	(g/t)	(g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
	143.05	144.4	1.35	1.33	168.6	309	530	3598
	144.4	145.8	1.4	0.93	142.1	131	560	1540

SG-07-40	Bearing 230 - Dip 74 - Length 516.05m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
Santiago vein	33.2	33.7	0.5	5.966	2851.9	576	748	1558
Qtz veining w/chalcopyrite	255.65	256.75	1.1	0.03	212.6	6115	1386	2887
Quartz veinlet w/sulfides	275.9	276.45	0.55	0.059	390	978	17000	364
Quartz veinlet w/sulfides along cor	382.9	383.25	0.35	1.926	208.7	331	270	307
San Gonzalo vein	500.25	501.65	1.4	0.075	14.1	71	263	833
San Gonzalo vein	501.65	502.45	0.8	0.015	3.1	25	49	81

SG-07-39	Bearing 220 - Dip 73 - Length 128.05m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
San Gonzalo vein	76.5	77	0.5	0.286	25.5	61	943	918
San Gonzalo vein	77	77.8	0.8	0.192	66.5	118	324	357
San Gonzalo vein	77.8	78.6	0.8	0.082	58.5	142	1001	1032

SG-07-38	Bearing 221 - Dip 66.5 - Length 214.15m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
S Gonzalo Vein Ox-milky wh qtz vei	168.65	170	1.35	0.716	88.2	231	1278	2217

SG-07-37	Bearing 219 Dip 53 Length 154.35m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
San Gonzalo Vein	145.45	146.55	1.1	0.21	220.7	104	698	2554
San Gonzalo Vein	146.55	147.55	1	0.108	63.6	68	670	1257

SG-07-36	Bearing 215 - Dip 45 - Length 102.15m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
San Gonzalo vein	65.3	65.65	0.35	<0.005	6	13	60	520
Los Angeles vein	78.05	78.8	0.75	0.03	12.1	13	29	428
Silicif tuff	78.8	80.45	1.65	0.01	3.8	103	95	456
Los Angeles vein	80.45	81.95	1.5	0.105	19.5	73	144	281

SG-07-34	Bearing 215 - Dip 45 - Length 100m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
San Gonzalo vein	161.5	162.6	1.1	0.258	28	60	129	231
Silicif tuff	162.6	163.95	1.35	0.072	6.8	9	42	285
Quartz veining	163.95	165.02	1.1	0.05	7	26	43	220
Quartz veining	165.05	166.2	1.15	0.066	5.1	22	43	355
San Gonzalo vein	166.2	167.3	1.1	0.058	19.7	24	58	822

SG-07-33	Bearing 209 - Dip 45 - Length 130.6
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
San Gonzalo vein	116.15	117.15	1	0.283	0.01	361	8295	25100
San Gonzalo vein	117.15	118.4	1.25	0.337	0.01	659	7934	32900
San Gonzalo vein	118.4	119.55	1.15	0.934	0.03	475	10000	39300
San Gonzalo vein	119.55	120.55	0.95	0.168	0.005	193	2418	7965
San Gonzalo vein	120.5	121.85	1.35	1.996	0.06	878	31400	17400
San Gonzalo vein	121.85	122.7	0.85	0.378	0.01	954	17700	61800
San Gonzalo vein	122.7	123.6	0.9	0.115	0.003	192	1495	1573

SG-07-32	Bearing 215 - Dip 70 - Length 390.2m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
Hanging wall vein	392.5	393.2	0.7	2.149	192.8	5.62	1484	1153
Strong silicif and quartz veining	393.2	394.6	1.4	0.123	24.1	0.7	393	1081
Strong silicif and quartz veining	394.6	396.2	1.6	0.14	7.7	0.22	148	522
San Gonzalo vein system	396.2	397.75	1.55	0.419	65.9	0.92	528	919

SG-07-31	Bearing 215 - Dip 70 - Length 71.85m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
San Gonzalo vein	51.25	51.7	0.45	1.085	449.3	294	1812	7272

SG-07-30	Bearing 215 - Dip 64 - Length 158.4
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
Strong argillized rock+diss pyrite	79.4	80.25	0.85	0.605	213.8	3741	990	2370
Veinlets with sulfides	116.35	116.9	0.55	1.38	519.1	6162	18200	11600
Caliche zone	138.85	139.9	1.05	0.105	10.5	30	110	541
no core recovered between 139.9-:	140.8	141.45	0.65	0.786	53.7	179	439	394

SG-07-29	Bearing 215 - Dip 45 - Length 100m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
HW San Gonzalo vein	70.2	71.2	1	0.185	69.6	862	1956	5259
Wh qtz veining w/ strong pyrite	71.2	72.35	1.15	0.091	13.6	173	1151	2622
Wh qtz veining w/ strong pyrite	72.35	73.3	0.95	0.125	18.6	174	1242	2799
Silicified material	75.45	76.35	0.9	0.025	21	831	973	983
San Gonzalo vein	76.35	77.2	0.85	0.153	299.1	3456	218	2242
San Gonzalo vein	77.2	78	0.8	0.542	243.8	3774	4778	3515
San Gonzalo vein	78	78.9	0.9	0.185	207.1	563	3317	3559

SG-07-28	Bearing 215 - Dip 73 - Length 319.5m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
San Gonzalo Vein	310.1	311.05	0.95	0.794	102.4	315	1695	3781

SG-07-27	Bearing 215 - Dip 70 - Length 237.75m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
Qtz veinlet w/ diss sulfs	139.4	139.95	0.55	6.13	153.7	1298	13000	20900
San Gonzalo HW vein	206.45	207.4	0.95	0.986	100.1	410	1349	2824
San Gonzalo HW vein	207.4	207.8	0.4	2.272	754.1	252	2373	6703
San Gonzalo vein	217.15	217.55	0.4	0.711	60.7	166	260	949
Veinlet w/ base metal mineralizatio	227.65	228	0.35	1.644	94.7	6092	17400	65100
Host Rock Silicied tuff	233	233.65	0.65	0.122	57.5	3864	4459	3409
Wh qz vein	233.65	234.1	0.45	10.63	117.3	953	1424	1631

SG-07-26	Bearing 215 - Dip 75 - Length 393.4m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
San Gonzalo Vein	381.55	382.45	0.9	0.015	11.3	187	375	1149
San Gonzalo Vein	382.45	383.15	0.7	0.175	22.7	101	492	2262
San Gonzalo Vein	383.15	383.85	0.7	0.378	59.7	194	1437	838

SG-07-25	Bearing 215 - Dip 65 Length 190.45m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
Side Vein	103.95	104.2	0.25	0.165	209.2	920	5600	196
Side Vein	104.75	105.05	0.3	0.239	283.4	10800	3540	1450
Side Vein	133.35	133.65	0.3	1.517	79	950	39300	1180
San Gonzalo Footwall vein	175.85	176.75	0.9	1.096	343.2	11000	6100	2840
San Gonzalo vein	179.4	179.95	0.55	0.243	39.5	281	670	1500
San Gonzalo vein	179.95	180.85	0.9	0.123	12.1	48	91	700
San Gonzalo vein	180.85	181.7	0.85	0.541	61.5	50	66	560
San Gonzalo vein	181.7	182.8	1.1	0.851	62.6	67	135	640
San Gonzalo vein	182.8	183.3	0.5	1.396	113	128	209	780
San Gonzalo vein	183.3	184.25	0.95	2.88	368.8	197	780	1790

SG‐07‐24	Bearing 215 ‐ Dip 53 ‐ Length 124.4m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
Side Vein	69.3	69.6	0.3	0.82	631.1	153	6500	6800
San Gonzalo vein	113.9	114.7	0.8	0.135	27.7	172	1530	5000
San Gonzalo vein	114.7	115.8	1.1	0.097	12.2	246	3230	7500
San Gonzalo vein	115.8	116.6	0.8	16.32	2804.4	227	1350	15600
San Gonzalo vein	116.6	117.25	0.65	10.491	5265.2	910	15200	28900
San Gonzalo vein	117.25	118.4	1.15	0.147	28.9	27	1040	2350
San Gonzalo vein	118.4	119.45	1.05	0.23	18.1	110	2110	2980

SG‐07‐23	Bearing 215 ‐ Dip 69 ‐ Length 303.45m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
Silicified Tuff rock	293.8	294.5	0.7	0.425	254	114	820	1933
San Gonzalo vein	294.5	295.55	1.05	2.512	502.7	3059	11400	39800
San Gonzalo vein	295.55	296.1	0.55	1.408	63.1	131	412	3345
San Gonzalo vein	296.1	297.6	1.5	15.771	1511.8	2570	60600	42300
San Gonzalo vein	297.6	297.85	0.25	13.988	763.7	1328	30500	36900
San Gonzalo vein	297.85	298.75	0.9	0.214	56.3	144	437	732

SG‐07‐22	Bearing 215 ‐ dip 55 ‐ Length 232.5m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
San Gonzalo vein	227.05	228.1	1.05	2.052	211.2	1277	6398	4162
San Gonzalo vein	228.1	229.25	1.15	0.868	109.2	165	487	690
San Gonzalo vein	229.25	229.75	0.5	1.778	126.7	199	859	1763

SG‐07‐21	Bearing 033 ‐ Dip 54 ‐ Length 295m
Description	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
Wh qtz veining w/ diss fine sulfs	135	136.35	1.35	0.215	20.7	840	1168	8682
Silicified Tuff rock	280.05	280.6	0.55	0.04	4.7	11	459	699
San Gonzalo Vein	280.6	281.25	0.65	0.358	32	45	1884	5101
San Gonzalo Vein	281.6	282.35	0.75	0.209	35.3	184	778	4569
San Gonzalo Vein	282.35	283.5	1.15	2.172	24.9	127	444	1123
San Gonzalo Vein	283.5	284.1	0.6	1.37	59.2	521	7016	1299
San Gonzalo Vein	284.1	284.9	0.8	0.055	5.5	66	1043	975
San Gonzalo Vein	284.9	285.3	0.4	0.233	133.1	1056	24800	29000

SG‐07‐20	Bearing 215 ‐ Dip 66 ‐ Length 247.4m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
11.4	12.6	1.2	0.125	64.5	57	106	167
12.6	13.25	0.65	0.419	648.8	534	1182	2124
13.25	14.1	0.85	0.099	18.1	84	302	2080
51.05	51.55	0.5	0.206	22.2	22	109	218
53.45	54	0.55	2.454	839.2	536	5927	7122
112.1	112.5	0.4	0.135	131.7	8533	756	413
146.8	147.55	0.75	0.145	32.2	1568	382	830
195.65	195.85	0.2	0.07	187.3	10700	240	1730

SG‐07‐19	Bearing ‐ 252 ‐ Dip 66 ‐ Length 345.0m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
126.4	129.9	0.5	94.421	265.7	25500	3379	1631
131.2	131.5	0.3	1.385	68	18000	426	343
133.85	134.6	0.75	1.011	27.3	5173	138	229
229.05	229.7	0.65	0.21	10.1	58	1588	2154
230.4	230.8	0.4	0.973	116.1	1237	1245	2821
236.55	237.4	0.85	0.07	22.3	90	127	1560
237.4	238.25	0.85	0.097	45	50	209	1581
244.8	245.7	0.9	0.068	6.9	17	98	1406
252.95	253.5	0.55	0.164	10.3	178	279	653
253.5	254.65	1.15	0.04	39.4	1767	1096	814

SG‐07‐18	Bearing 215 ‐ Dip 66 ‐ Length 238.05m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
166.6	167.5	0.9	0.198	16.5	490	2612	4085
167.5	168.2	0.7	0.63	55	2035	2219	692
168.2	168.75	0.55	0.215	145.5	6887	835	302
171.15	171.4	0.25	0.454	132	5281	1611	3216
214.2	214.6	0.4	0.185	14.7	13	711	144
219.75	221	1.25	0.109	23.6	164	1334	2321
221	222.2	1.2	0.725	66	117	863	1836
222.2	223.4	1.2	0.01	5.3	113	136	473
232.65	233.35	0.7	0.01	4	72	71	981
233.35	234.1	0.75	1.369	112.8	126	1045	1571
234.1	234.9	0.8	0.485	66.7	305	1626	3523
234.9	235.8	0.9	0.015	46.8	1643	583	395
235.8	237	1.2	0.01	44.2	1678	443	274
237	238.05	1.05	0.02	9.7	370	222	373

SG‐07‐17	Bearing 251 ‐ Dip 55 ‐ Length 69.8m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
46.7	47.6	0.9	0.054	15.5	82	1259	1801
47.6	48.2	0.6	0.02	5.2	84	2129	1270
53.05	53.95	0.9	0.055	7.1	53	1793	11300

SG‐07‐16	Bearing 215 ‐ Dip 55 ‐ Length 99.85m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
48.6	49.05	0.45	6.171	1189	241	2844	7658
95.75	96.2	0.45	0.078	9.6	27	193	430
96.2	96.75	0.55	0.253	326.4	6489	3126	4661
96.75	97.55	0.8	0.159	19.2	483	336	752

SG‐07‐15	Bearing 215 ‐ Dip 49 ‐ Length 96.2m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
32.25	33.2	0.95	0.063	20.8	67	93	4727
33.2	33.9	0.7	0.045	6.3	35	23	662
63.5	63.9	0.4	0.743	>200	104	2725	2998

SG‐07‐14	Bearing 053 ‐ Dip 52 ‐ Length 295.20m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
287.6	288.5	0.9	2.356	179.1	727	1267	2755
288.5	289.05	0.55	0.427	55.3	188	381	1440
289.05	289.85	0.8	1.594	107.8	710	1386	4558
289.85	290.85	1	3.84	3623.2	2727	29300	48300
290.85	291.85	1	0.478	202.6	236	1796	3579
291.85	293	1.15	0.215	64.9	125	1096	1600

SG‐07‐13	Bearing 012 ‐ Dip 49 ‐ Length 158.6m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
147.45	148.45	1	0.55	91.5	3199	2205	2436
148.45	149.05	0.6	0.155	77.9	326	724	7039
149.05	149.7	0.65	1.209	150.8	192	1284	1670
149.7	150.7	1	0.778	500.6	264	1.779	3037
150.7	151.5	0.8	3.153	238.9	1910	11000	10700
151.5	152.2	0.7	0.822	121.3	241	922	4552
152.2	153	0.8	1.057	44.5	91	783	1730

SG‐07‐12	Bearing 037 ‐ Dip 45 ‐ Length 106.6m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
165.65	166.4	0.75	22.902	1609.9	840	2106	3692
166.4	167.05	0.65	8.366	898	262	974	2266
167.05	67.75	0.7	13.508	427.6	261	1188	1282
167.75	168.55	0.8	1.89	283.6	1169	9356	4652
168.55	169.45	0.9	2.792	194.4	293	427	723

SG‐07‐11	Bearing 012 ‐ Dip 52 ‐ Length 158.6m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
146.75	147.45	0.7	0.676	40	1488	13100	14200
147.45	148.15	0.7	0.21	21	379	5831	12900
148.15	149.15	1	1.86	66.6	61	439	1206
149.15	150	0.85	1.331	222.4	451	3627	6933

SG‐07‐10	Bearing 046 ‐ Dip 58 ‐ Length 162.9m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
154.3	154.65	0.35	5.143	992.3	756	2793	5026
154.65	155.25	0.6	0.381	27.5	102	657	923
155.25	155.9	0.65	0.667	130.2	154	729	1010
155.9	156.8	0.9	2.914	291.8	190	797	1757
156.8	157.55	0.75	4.183	926.8	1015	2995	3153
157.55	158.05	0.5	4.114	575.9	671	1486	1947

SG‐07‐09	Bearing 037 ‐ Dip 45 ‐ Length 106.6m
From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Cu ppm	Pb ppm	Zn ppm
99.75	100.55	0.8	1.02	147.1	80	552	1189
100.55	101.35	0.8	0.62	78.9	290	1300	1685
101.35	102.25	0.9	0.06	2.2	164	835	2108
102.25	102.95	0.7	2.051	297.9	4492	10070	23900

SG‐07‐08	Bearing 35 ‐ Dip 55 ‐ Length 377.8
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
missed ore shoot	N/A	N/A	N/A	N/A	N/A	N/A	N/A

SG‐07‐07	Bearing 36 ‐ Dip 44 ‐ Length 281.55
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
San Gonzalo Vein	247.75	250.35	2.6	2.85	351	1.04	0.66

SG‐07‐06	Bearing 47 ‐ Dip 58 ‐ Length 387.2m
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Santiago Vein	24.8	28.3	3.5	0.4	226	NS	NS
Cross Vein	280.65	280.9	0.25	0.5	2120	7.82	NS
San Gonzalo	367.35	371.5	3.85	0.1	11	NS	NS

SG‐07‐05	Bearing 51 ‐ Dip 69 ‐ Length 137m
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Santiago Vein	28.7	31.8	3.1	0.49	201	NS	NS
Includes	31.1	31.8	0.7	1.54	272	NS	NS

SG‐07‐04	Bearing 45 ‐ Dip 49 ‐ Length 312.7
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Saintiago Vein	18.55	25	6.45	0.21	364	NS	NS
(includes)	20.85	21.9	1.05	0.29	990	0.21	NS
" "	21.9	22.8	0.9	0.49	433	0.16	NS
Cross Vein	31	34.05	3.05	0.18	86	0.17	NS
San Gonzalo HW	248.15	249.25	1.1	0.43	58	0.25	0.26
FW	258.75	259	0.25	2.66	114	4.8	4.22

SG‐07‐03	Bearing 66 ‐ Dip 43 ‐ Length 315m
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
San Gonzalo Vein	187.45	188.7	1.25	3.57	341	0.6	0.87

SG‐07‐02	Bearing 30 ‐ Dip 48 ‐ Length 323.7m
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
San Gonzalo Vein Hanging Wall Zone	214.65	219.1	4.45	6.11	583.8	1.4	2.54
San Gonzalo Vein Foot Wall Zone	252.65	256	3.35	6.91	21.1	1.55	2.33

SG‐07‐01	Bearing 42 ‐ Dip 60 ‐ Length 386.8m
	From (Metres)	To (Metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Santiago Vein	147	149.7	2.7	1.19	227	>1%	>1%
San Gonzalo Vein Hanging Wall Zone	357.3	362.15	4.85	0.64	343.2	0.36%	0.63%
San Gonzalo Vein Foot Wall Zone	372.65	375.05	2.4	2.41	712.4	0.50%	0.13%

APPENDIX B

VERIFICATION  DATA

Au	Ag	Pb	Zn	Cu	
	7349	1.19	68				
	7350	0.71	179				
Sta Elena 2316	9502	0.83	71				
alta humd. Co 2314	9503	1.77	94				19-4-91
	9504	0.97	44				
	9505	0.64	91				
	9506	0.32	45				
	9507	0.32	44				
Mta Esp. Llano		0.64	361	0.28	0.28	0.05	
Sr Rita Godoy Sn Juan del Rio	8146	Cero	4	0.20	0.40	0.02	20-4-91
	8147	Cero	5	0.12	0.72	1.30	
	8148	Cero	5	0.08	0.16	0.01	
	8149	Cero	4	0.08	1.96	0.01	
Sta Elena	9508	0.53	13				22-4-91
	9509	0.53	38				
	9510	0.66	41				
	9511	1.18	59				
	9512	1.31	220				
	9513	0.79	55				
	9514	0.39	11				
	9515	0.39	8				
Sta. Elena Mo-2314	9516	0.41	19				23-4-91
	9517	0.26	111				
	9518	0.26	13				
	9519	1.84	140				
	9520	0.53	102				
	9521	tr	14				
	9522	0.53	75				
	9523	0.26	48				
	2524	0.39	13				
B P Jalis H_2O 15.2	8225	0.62	79				24 Abril 91
23.4	8226	0.56	81				
29.0	8227	0.56	78				
23.2	8228	0.56	73				
21.8	8229	0.56	83				
21.0	8230	0.63	71				

HOLE E2

Hole	Sample		Lab No.	Au	Ag	Pb	Zn	Cu	
HOLE E3	BnoE3 B.K. Jobs H_2O	25.4	8241	0.45	78				27-4-91
	1-A 2	26.3	8242	0.61	91				
	2-A 3	32.0	8243	0.61	82				
	3-A 4	27.1	8244	0.40	91				
	4 A 5	36.6	8245	0.38	93				
	5-A 6	28.3	8246	0.46	96				
	6 A 7	28.7	8247	0.43	93				
	7 A 8	20.6	8248	0.46	80				
	8-A 9	26.9	8249	0.40	78				
	BnoE3 9-A-10 mts	26.8	8250	0.50	92				
	10-A 11 mts	24.6	8251	0.48	96				
	11-A 12	30.0	8252	0.45	72				
HOLE E1	BnoE1 0-A 1 mts	25.0	8253	0.45	88				
	1-A 2	22.2	8254	0.46	90				
	2-A 3	22.0	8255	0.46	62				
	3-A 4	25.0	8256	0.46	74				
	4-A 5	17.0	8257	0.38	70				
	5-A 6	6.0	8258	0.38	77				
	6-A 7	23.3	8259	0.45	58				
	7 A 8	21.2	8260	0.50	62				
	8-A 9	29.8	8261	0.38	70				
	9-A-10	25.7	8262	0.38	67				
	10-A 11	32.2	8263	0.45	84				
	11-A-13	21.4	8264	0.48	80				
HOLE E2	BnoE2 6-A.7 H_2O	28.5	8231	0.51	75				25-4-91
	7-A-8	32.0	8232	0.51	75				
	8-A-9	28.3	8233	0.54	64				
	9-a 10	51.9	8234	0.54	58				
	10-a-11	19.2	8235	0.68	99				
	11-a 12	46.8	8236	0.47	72				
	12-a-13	30.3	8237	0.47	69				
	13-a-14	16.7	8238	0.68	105				
	14-a-15	27.9	8239	0.54	87				
	15-a-16	26.5	8240	0.47	90				
	16-a-17.5	32.6	8265	0.51	103				
	17.5-a-18.5	18.6	8266	0.10	18

Au	Ag	Pb	Zn	Cu	
B. P. Jales H_2O	25.0	8267	0.40	84				30-4-91
	26.1	8268	0.44	94				
	36.6	8269	0.40	63				
	25.3	8270	0.59	90				
HOLE D 3	27.1	8271	0.44	85				
	27.4	8272	0.44	91				
	36.5	8273	0.52	88				
	21.1	8274	0.44	81				
	25.5	8275	0.40	75				

CIERRE DEL MES DE ABRIL 91

Hole # D 3

				Au	Ag	Pb	Zn	Cu	
B.8 Jals 9-10 H2O		36.0	8276	0.81	170				2-Mayo-91
B.D.3	10-11	33.3	8277	0.77	185				
	11-12	30.0	8278	0.59	177				
	12-13	23.7	8279	0.37	130				
	13-14	25.5	8280	0.37	119				
	14-15	23.8	8281	0.40	84				
	15-16	40.2	8282	0.37	115				
	16-17	28.5	8283	0.29	78				
	17-18	30.0	8284	0.37	107				
	18-19	29.1	8285	0.37	120				
	19-19	18.4	8286	0.22	22				

HOLE D2

				Au	Ag	Pb	Zn	Cu	
* B.8 Jalos D.2 0-1 H2O		18.6	8287	0.59	81 (81, 81)				3-5-91
	1-2	12.5	8288	0.48	85				
*	2-3	16.0	8289	0.55	74 (69, 69)				
	3-4	25.0	8290	0.55	83				
	4-5	20.5	8291	0.52	83				
	5-6	25.8	8292	0.52	80				
	6-7	24.3	8293	0.48	87				
*	7-8	31.2	8294	0.59	78 (78, 75)				
	8-9	12.5	8295	0.52	81				
	9-10	20.0	8296	0.63	93				
	10-11	20.0	8297	0.52	113				
	11-12	11.1	8298	0.63	109				
	12-13	25.3	8299	0.52	101				
	13-14	31.8	8300	0.52	107				
	14-15	19.7	8301	0.52	105				
	15-16	22.6	8302	0.52	105				
	16-17	25.9	8303	0.59	113				
	17-19	23.9	8304	0.55	108				

HOLE D1

				Au	Ag	Pb	Zn	Cu	
B.8 Jals - 0-1 - H2O		13.3	8305	0.53	115				4-5-91
	1-2	22.3	8306	0.59	99				
	2-3	24.5	8307	0.46	66				
	3-4	22.5	8308	0.39	67				
	4-5	18.0	8309	0.39	85				
	5-6	20.7	8310	0.33	79				
	6-7	25.0	8311	0.46	92

Hole	Sample		No.	Au	Ag	Pb	Zn	Cu	Date
HOLE D1	B.B. Jabs D1-7 8 H_2O	30.5	8312	0.33	84				5-5-91
	8-9	19.4	8313	0.53	120				
	9-10	47.2	8314	0.39	76				
	10-11	33.8	8315	0.53	74				
	11-12	21.9	8316	0.46	142				
	12-13-	20.0	8317	0.33	104				
HOLE C3	P. Jabs H_2O	18.1	8318	0.59	96				
		20.0	8319	0.72	82				
		26.2	8320	0.66	59				
		14.6	8321	0.53	74				
		18.7	8322	0.88	92				
		11.7	8323	0.69	85				
		12.3	8324	0.75	132				
		9.3	8325	0.69	116				
		33.3	8326	0.69	118				
		8.7	8327	0.88	116				
		27.4	8328	0.63	109				
		18.8	8329	0.69	142				
		17.0	8330	0.56	107				
		36.9	8331	0.38	100				
		22.9	8332	0.56	113				
	M/a. Esp ING Mtz. (TRACTOR)			0.50	231	1.20	0.24	0.67	
HOLE C1	P. Jabs Box C.1 0-1- H_2O	18.9	8333	0.50	72				7-5-91
	1-2-	20.8	8334	0.56	67				
	2-3	25.8	8335	0.53	80				
	3-4	19.0	8336	0.56	97				
	4-5	22.3	8337	0.44	93				
	5-6	21.3	8338	0.47	88				
	6-7	22.3	8339	0.50	105				
C1	B.B. Jabs C4 7-8 H_2O	16.2	8340	0.56	136				
	8-8.5	22.2	8341	0.56	81				
HOLE CA	0-1	30.0	8342	0.50	68				
	1-2	25.0	8343	0.62	70				
	2-3	24.6	8344	0.50	60				
	3-4	23.8	8345	0.50	72				
	4-5	22.8	8346	0.56	67

Au	Ag	Pb	Zn	Cu	
Bno 8 Sole C4 5-6 H_2O 30.2 8347	0.41	55				8-5-91
6-7 27.1 8348	0.31	61				
7-8 25.4 8349	0.50	87				
8-9 20.0 8350	0.56	86				
HOLE C4 9-10 30.0 8351	0.44	82				
10-11 31.4 8352	0.31	83				
11-12 23.9 8353	0.56	90				
12-13 24.0 8354	0.56	97				
Bno SC 2 Lodos 22.5-23. 9901	0.10	13				
23-24 9902	0.10	12				
HOLE C4 Bno 8 Sole C4 13-14 H_2O 23.3 8355	0.50	93				9-5-91
14-15 26.1 8356	0.44	105				
Sta Elena 9525	0.12	32				
9526	0.25	29				
9527	0.12	100				
9528	0.50	68				
9529	0.12	72				
9530	0.25	38				
9531	0.37	107				
9532	0.75	130				
9533	0.62	324				
Sta Elena 2316 9534	0.50	64				10-5-91
9535	0.25	60				
9536	0.25	397				
9537	0.38	155				
9538	0.63	121				
9539	1.00	193				
9540	0.63	368				
9541	1.63	215				
9542	0.88	118				
9543	1.00	116				
Bno SC. 2 Lodos Pozo Sulo 2906. 9903	0.19	16			0.08	11-5-91
Bno SC 2 19.30-20.0 9904	0.37	22			0.09	
20.0-22.50 9905	0.12	43			0.04	
22.50-24.00 9906	1.00	38			0.30	
24.00-24.60 9907	0.19	12			0.45

Hole	Sample	From	To / H_2O	No.	Au	Ag	Pb	Zn	Cu	Date
	Sta Elena falla 2316			9544	0.25	26				11-5-91
	Sta Elena andesita 2316			9545	0.12	34				
	Jales Camino a Avino			8150	0.37	90				
	Bno SC 2	24.60	25.60	9908	1.31	31			0.14	13-5-91
		25.60	26.40	9909	0.88	8			0.10	
		26.40	26.90	9910	0.69	19			0.13	
		26.90	27.70	9911	1.12	12			0.02	
		27.70	28.50	9912	0.30	5			0.01	
		28.50	29.50	9913	0.37	8			0.03	
HOLE C-4	Bno C4 P. Jales	15-16	H_2O 25.6	8357	0.69	94				
		16-17	28.4	8358	0.66	94				
		17-18	27.5	8359	0.50	83				
		18-19	29.2	8360	0.62	113				
		20-21	34.3	8361	0.53	75				
		21-22	31.7	8362	0.69	85				
	Bno P. Jales		H_2O 29.2	8363	0.38	42 "				14-5-91
			14.9	8364	0.23	17				
	Nta Esperanza #2				0.61	316	0.32	0.28	0.02	
HOLE C 5	Bno P. Jales		H_2O 26.8	8365	0.44	99				16-5-91
			22.6	8366	0.55	83				
			59.8	8367	0.52	82				
			28.0	8368	0.52	75				
			31.3	8369	0.52	65				
			20.0	8370	0.59	70				
			30.0	8371	0.44	79				
			42.5	8372	0.59	58				
			33.3	8373	0.48	73				
			34.5	8374	0.44	76				
	Bno P. Jales C-5	10-11	H_2O 24.0	8375	0.44	77				
		11-12	329	8376	0.48	81				
		12-13	28.2	8377	0.40	84				
		13-14	41.7	8378	0.35	77				
HOLE D4	Bno D-4	0-1	20.3	8379	0.48	77				
		1-2	26.9	8380	0.55	77				
		2-3	25.3	8381	0.52	71				
		3-4	24.7	8382	0.59	78

Au	Ag	Pb	Zn	Cu	
HOLE D4	Bno P.Salu D-4	4-5	31.2	8383	0.70	73				16-5-91
		5-6	28.9	8384	0.33	56				
HOLE C6	Bno C-6	0-1	17.6	8385	0.63	84				
		1-2	8.0	8386	0.59	62				
		2-3	20.0	8387	0.66	70				
		3-4	14.5	8388	0.52	68				
		4-5	20.0	8389	0.48	65				
		5-6	14.1	8390	0.37	70				
		6-7	15.5	8391	0.55	91				
		7-8	31.7	8392	0.50	75				
		8-9	21.4	8393	0.44	104				
		9-10	24.1	8394	0.44	97				
	Bno SC2	29.50-30.50		9914	0.10	12			0.08	17-5-91
		30.50 31.60		9915	0.13	11			0.05	
		31.60 32.70		9916	0.13	13			0.34	
		32.70 34.55		9917	0.10	8			0.11	
		34.55 36.40		9918	0.36	33			0.10	
		36.40 38.30		9919	0.39	16			0.03	
		38.30. 40.20		9920	CERO	2			0.04	
	Mta. Esp. Lic B. ysita				9.74	2814	27.20	0.92	1.70	
HOLE F3	B P-SaluF3	0-1	H_2O 28.1	8395	0.49	80				
		1-2	29.6	8396	0.51	84				
		2-3	31.6	8397	0.46	82				
		3-4	35.6	8398	0.46	82				
		4-5	30.6	8399	0.32	79				
		5-6	30.0	8400	0.35	82				
		6-7	34.4	8401	0.46	78				
		7-8	33.3	8402	0.39	92				
		8-9	34.9	8403	0.42	80				
		9-10	34.8	8404	0.33	90				
		10-11	33.0	8405	0.33	91				
		11-12	29.0	8406	0.33	61				
		12-13	31.3	8407	0.36	79				
		13-14	28.9	8408	0.36	82				
		14-15	30.7	8409	0.20	18

Hole	Sample / Interval	Weight	Sample No.	Au	Ag	Pb	Zn	Cu	Date
HOLE F2	B8 Soles F2 0-1 H_2O	16.0	8410	0.75	93				18-5-91
	1-2	20.2	8411	0.38	70				
	2-3	22.5	8412	0.38	62				
	3-4	32.0	8413	0.75	87				
	4-5	27.8	8414	0.25	66				
	5-6	28.0	8415	0.30	73				
	6-7	34.9	8416	0.31	75				
	7-8	27.4	8417	0.30	66				
	8-9	34.5	8418	0.25	60				
	9-10	30.6	8419	0.25	57				
	10-11	27.1	8420	0.30	68				
	11-12	21.8	8421	0.25	72				
	12-13	27.1	8422	0.31	82				
	13-14	32.4	8423	0.30	75				
	14-15.5	10.9	8424	0.25	80				
	15.5-16	17.3	8425	0.25	11				
HOLE F1	Bne 8 Soles H_2O	20.2	8426	0.78 -	85				30-5-91
		18.9	8427	0.39	73				
		26.8	8428	0.41	74				
		26.4	8429	0.86	106				
		28.6	8430	0.80	100				
		41.5	8431	0.31 -	80				
		35.0	8432	0.47	105				
		31.7	8433	0.40	95				
		52.3	8434	0.43	77				
		12.5	8435	0.43	78				
		32.5	8436	0.69 -	101				
		22.6	8437	0.47	71				
		33.3	8438	0.47	71				
	Bno SC 2 40.20-42.45		9921	0.08	22			0.05	
	42.45-44.70		9922	0.08	19			0.03	
	44.70-47.20		9923	0.08	20			0.02	
	47.20-48.70		9924	k	2			0.01	
	48.70-50.50		9925	k	4			0.01	
	50.5-51.30		9926	0.08	6			0.03	
	51.30-52.60		9927	Cro	0			0.02

Au	Ag	Pb	Zn	Cu	
HOLE F1	Bnof1 P Jalos 13-14 H/2 O	38.5	8439	0.29	90				21-5-91
	14-15.	26.3	8440	0.50	65				
	15-16	34.0	8441	0.57	86				
	16-16.50	33.8	8442	0.57	44				
	16.50-17.50	31.6	8443	0.55	52				
	17.1 18.0	27.7	8444	0.50	71				
	18.0 18.50	37.6	8445	0.50	59				
	Sta Getrudez ya Pblo nuevo ojo		9851	0.29	126	5.04	1.68	3.40	
			9852	0.29	464	3.24	4.20	0.30	
	Lot Carga Patio San Gonzalo			0.85	116	0.08	0.48	0.02	
TRENCH 1	P Jalos 0-1		8446	0.60	77				22-5-91
	1-2		8447	0.64	97				
	2-3		8448	0.50	105				
	3-4		8449	0.57	121				
	4-5		8450	0.85	137				
	5-6		8451	0.43	181				
	6-7		8452	0.40	149				
	7-8		8453	0.64	99				
	8-9		8454	0.60	81				
TRENCH. 2	0-1		8455	0.71	115				
	1-2		8456	0.50	67				
	2-3		8457	0.57	87				
	3-4		8458	0.71	104				
	7-6		8462	0.29	70				
	4-5		8459	0.36	167				
	5-6		8460	0.30	113				
	6-7		8461	0.30	88				
TRENCH. 3	0-1		8463	0.36	107				
	1-2		8464	0.29	65				
	2-3		8465	0.30	129				
	3-4		8466	0.36	149				
	4-5		8467	0.43	207				
	5-6		8468	0.64	88				
	6-7		8469	0.64	85				
	7-8		8470	0.57	211				
	8-9		8471	0.50	171				
	9-10		8472	0.50	195

Certificate of Analysis
Work Order: DU18580

To:	JOSE CARLOS RODRIGUEZ M. COMPANIA MINERA MEXICANA DE AVINO S.A DE C.V CALLE ALONSO DE PACHECO 300 COL. NUEVA VIZCAYA DURANGO DGO. 34080 MEXICO	Date: Jun 25, 2012

P.O. No.	:	SAN GONZALO
Project No.	:	SAN GONZALO
No. Of Samples	:	8
Date Submitted	:	Jun 12, 2012
Report Comprises	:	Pages 1 to 2
(Inclusive of Cover Sheet)

Comments:

ICP12B o 148 tiene una digesti6n es recomendable para Ia disoluci6n de minerales sulturosos y 6xidos de hierro debido a sus propiedades de oxidaci6n. Sin embargo, esta es Ia digesti6n geoquimica de SGS mas debil y no atacara a los minerales silicates. Per tal motive, debera considerarse una digesti6n parcial para Ia mayor!a de los elementos y no debera ser utilizado para determinaci6n de concentrados.

Certified By:
Martin Fernandez
Technician

Report Footer:	L.N.R.	= Listed not received n.a.	I.S.	= Insufficient Sample
	n.a.	= Not applicable	-	= No result
	*INF	= Composition of this sample makes detection impossible by this method
M after a result denotes ppb to ppm conversion, % denotes ppm to % conversion
Methods marked with an asterisk (e.g. *NAAOBV) were subcontracted
Methods marked with the @symbol (e.g. @AAS21E) denote accredited tests

This document is issued by the Company under its General Conditions of Service accessible at http://www.sgs.com/terms and conditions.htm. Attention is drawn to the limitation of liability, indemnification and jurisdiction issues defined therein.

WARNING: The sample(s) to which the findings recorded herein (the "Findings") relate was (were) drawn and I or provided by the Client or by a third party acting at the Client's direction. The Findings constitute no warranty of the sample's representatiof the goods and strictly relate to the sample(s). The Company accepts no liability regard to the origin or source from which the sample(s) is/are said to be extracted. The findings report on the samples provided by the client and are not intended for commercial or contractual settlement purposes. Any unauthorized alteration, forgery or falsification of the content or appearance of this document is unlawful and offenders may be prosecuted to the fullest extent of the law.

SGS DE MEXICO, S.A. DE C.V.	Servicios Minerales Laboratorio Durango 2* de Selenio y Aluminio-Cd. Industrial Durango Mexico t(618) 814-09-32 f(618) 814-27-39 www.mx.sqs.com
Member of the SGS Group (Societe Generale de Surveillance)

Final : DU18580 Order: SAN GONZALO	Page 2 of 2

Element Method Det.Lim. Units	WtKg WGH79 0 kg	Au @FAA313 0.01 g	Ag @AAS21E 0.5 gl	Ag @ICP14B 2 ppm	CL @ICP14 E 1 ppm	Pt @ICP14B 4 ppm	Zn @ICP14B 5 ppm
165019	3.320000	0.62E	43.8	>10	90	2660	421
165020	4.160000	0.615	42.8	>10	1020	2400	553
165021	3.740000	0.587	38.5	>10	2610	2660	751
165022	3.160000	0.565	69.0	>10	1120	6650	779
165023	4.120000	0.505	58.1	>10	1030	7540	868
165024	3.420000	0.470	92.1	>10	1060	7070	1220
165025	3.160000	0.533	73.1	>10	1230	8260	1250
165026	3.120000	0.473	55.7	>10	583	5890	1380

This document is issued by the Company under its General Conditions of Service accessible at http://www.sgs.com/terms and conditions.htm. Attention is drawn to the limitation of liability, indemnification and jurisdiction issues defined therein.

WARNING: The sample(s) to which the findings recorded herein (the "Findings") relate was (were) drawn and I or provided by the Client or by a third party acting at the Client's direction. The Findings constitute no warranty of the sample's representatiof the goods and strictly relate to the sample(s). The Company accepts no liability regard to the origin or source from which the sample(s) is/are said to be extracted. The findings report on the samples provided by the client and are not intended for commercial or contractual settlement purposes. Any unauthorized alteration, forgery or falsification of the content or appearance of this document is unlawful and offenders may be prosecuted to the fullest extent of the law.

SGS DE MEXICO, S.A. DE C.V.	Servicios Minerales Laboratorio Durango 2* de Selenio y Aluminio-Cd. Industrial Durango Mexico t(618) 814-09-32 f(618) 814-27-39 www.mx.sqs.com
Member of the SGS Group (Societe Generale de Surveillance)

Certificate of Analysis
Work Order: VC121140

To:	Jose Ortiz COD SGS ASSAYERS C/0 F406501 SGS ASSAYERS 8282 SHERBROOKE STREET VANCOUVER BC V5X 4R6	Date: Jul 11, 2012

P.O. No.	:	Samples: DU18580 165019-165026
Project No.	:	-
No. Of Samples	:	8
Date Submitted	:	Jun 19, 2012
Report Comprises	:	Pages 1 to 2
(Inclusive of Cover Sheet)

Distribution of unused material:
Store for 90 days:

Certified By:
Satpaul Gill
QAQC Chemist

SGS Minerals Services Geochemlstry Vancower conforms to the requirements of  ISO/IEC 17025 for specific tests as listed on their scope of accreditation which can be found at http://www.scc.ca/en/search/palcan/sgs

Report Footer:	L.N.R.	= Listed not received n.a.	I.S.	= Insufficient Sample
	n.a.	= Not applicable	-	= No result
	*INF	= Composition of this sample makes detection impossible by this method
M after a result denotes ppb to ppm conversion, % denotes ppm to % conversion
Methods marked with an asterisk (e.g. *NAAOBV) were subcontracted
Methods marked with the @symbol (e.g. @AAS21E) denote accredited tests

This document is issued by the Company under its General Conditions of Service accessible at http://www.sgs.com/terms and conditions.htm. Attention is drawn to the limitation of liability, indemnification and jurisdiction issues defined therein.

WARNING: The sample(s) to which the findings recorded herein (the "Findings") relate was (were) drawn and I or provided by the Client or by a third party acting at the Client's direction. The Findings constitute no warranty of the sample's representatiof the goods and strictly relate to the sample(s). The Company accepts no liability regard to the origin or source from which the sample(s) is/are said to be extracted. The findings report on the samples provided by the client and are not intended for commercial or contractual settlement purposes. Any unauthorized alteration, forgery or falsification of the content or appearance of this document is unlawful and offenders may be prosecuted to the fullest extent of the law.

SGS Canada Inc.	Mineral Services 8282 Sherbrooke Street Vancouver BC t(604) 327-3436 f(604) 327-3423 www.ca.sgs.com
Member of the SGS Group (Societe Generale de Surveillance)

Final: VC121140 Order: Samples: DU18580 165019-165026	Page 2 of 2

Element Method Det.Lim. Units	Au FAA313 5 ppb	Cu ICP148 0.5 ppm	Pb ICP14B 2 ppm	Zn ICP148 1 ppm	Ag AAS21E 0.3 g/t
DU18580 165019	649	854	2880	431	41.2
DU18580 165020	647	997	2640	559	42.3
DU18580 185021	501	2430	2790	725	38.3
DU18580 185022	490	1060	6690	791	66.5
DU18580 165023	564	953	8140	895	57.8
DU18580 185024	510	1000	8850	1100	78.6
DU18580 165025	542	1110	6560	960	69.4
DU18580 185028	365	589	5530	1340	51.9

This document is issued by the Company under its General Conditions of Service accessible at http://www.sgs.com/terms and conditions.htm. Attention is drawn to the limitation of liability, indemnification and jurisdiction issues defined therein.

WARNING: The sample(s) to which the findings recorded herein (the "Findings") relate was (were) drawn and I or provided by the Client or by a third party acting at the Client's direction. The Findings constitute no warranty of the sample's representatiof the goods and strictly relate to the sample(s). The Company accepts no liability regard to the origin or source from which the sample(s) is/are said to be extracted. The findings report on the samples provided by the client and are not intended for commercial or contractual settlement purposes. Any unauthorized alteration, forgery or falsification of the content or appearance of this document is unlawful and offenders may be prosecuted to the fullest extent of the law.

SGS Canada Inc.	Mineral Services 8282 Sherbrooke Street Vancouver BC t(604) 327-3436 f(604) 327-3423 www.ca.sgs.com
Member of the SGS Group (Societe Generale de Surveillance)

APPENDIX C

PROCESS   FLOW   DIAGRAMS

SULPHIDE TAILINGS DAM
OXIDE TAILINGS DAM
FRONT END LOADER
DUMP TRUCK 20 T
SULPHIDE TAILINGS STOCKPILE
CEMENT SILO
LIME SILO
CYANIDE
BARREN SOLUTION
AGGLOMERATOR FEED CONVEYOR
TAILINGS DUMP HOPPER
TAILINGS TRANSFER CONVEYOR
AGGLOMERATOR
EVAPORATION
GRASSHOPPER CONVEYOR
AGGLOMERATOR DISCHARGE CONVEYOR
CLARIFIER BACKWASH
HEAP LEACH PAD
LINER
PREGNANT SOLUTION POND
O/FLOW
BARREN SOLUTION POND
FRESH WATER
OVERFLOW SOLUTION POND
EFFLUENT TREATMENT TANK
DISCHARGE TO CREEK
VACUUM PUMP
PREGNANT SOLUTION TANK
CLARIFIER FILTER
DE-AERATION TOWER
PRECIPITATE FILTER PRESSES
PRECIPITATE TRANSFER CART
PRECIPITATE DRYING OVEN
DORE
FILTER AID
LEAD NITRATE
Zn DUST
PRECOAT
PRECIPITATE MIX TANK
FILTER PRECOAT TANK
BARREN SOLUTION TANK

REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
#	1	ISSUED FOR INFORMATION	02DEC'11	FB

DWG. NO. | REFERENCE DRAWINGS

SECTION: PROCESS
SCALE: NONE | DATE
DESIGN BY: AD | 21SEP11
DRAWN BY: FB | 21SEP11
CHECK. BY:
APP. BY:

CLIENT:
AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE:
TAILING SCOPING STUDY
SIMPLIFIED OVERALL FLOWSHEET

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV.
A000901 0.DWG	1151 0201.00	A00-09-010	A

DRIED TAILINGS DAM
FRONT END LOADER
40 T
DUMP TRUCK
20 T
TAILINGS DUMP
BIN
160 T CAPACITY
130-BIN-047
LIME SILO
C/W FEEDER SYSTEM
30 T CAPACITY
1.0KW
141-SIL-046
CEMENT SILO
C/W FEEDER SYSTEM
50 T CAPACITY
1.0KW
140-SIL-045
TAILINGS TRANSFER
CONVEYOR
762 x 20,000
19.0KW
130-CNV-048
BELT
SAMPLER
1.0KW
130-SMP-050
AGGLOMERATOR
FEED CONVEYOR
762 x 35,000
19.0KW
130-CNV-049
CYANIDE
A00-09-004
BARREN SOLUTION TANK
A00-09-003
AGGLOMERATOR AREA
SUMP PUMP
8.0KW
150-PSU-038
DRUM
ORE AGGLOMERATOR
1800 x 4000
32.0KW
150-AGG-050
HORIZONTAL INDEX FEED
CONVEYOR
762 x 21,000
15.0KW
160-CNV-042
HORIZONTAL INDEX
CONVEYOR
762 x 35,000
19.0KW
160-CNV-043
HEAP LEACH
RADIAL STACKER
762x 40,000
15.0KW
160-CNV-043
GRASSHOPPER CONVEYOR
No.1 TO No.17
17@ 762 x 35,000
17@ 15.0KW
160-CNV-030 TO 036
HEAP LEACH
A00-09-002

DWG. NO.	REFERENCE DRAWINGS

REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION	02OCT11	FB

SECTION: PROCESS		
SCALE: NONE		DATE
DESIGN. BY:	AD	21SEP11
DRAWN BY:	FB	21SEP11
CHECK. BY:		
APP. BY:		

CLIENT:
AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE:
TAILING SCOPING STUDY
PROCESS FLOWSHEET No.1
AGGLOMERATION

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV
A0009001.DWG	1151|9001.00	A00-09-001	A

CALCIUM HYPOCHLORITE
PRECIPITATION
EVAPORATION
AGGLOMERATED ORE
A00-09-31
LEACH HEAPS
EVENT SOLUTION SAMPLER 1.0KW 210-SMP-060
FILTER PRESS BARREN SOLUTION
A00-09-03
MAKE-UP WATER
CYANIDE
A00-09-04
EVENT SOLUTION SAMPLER 1.0KW 210-SMP-061
OVER FLOW
OVER FLOW
EVENT SOLUTION SAMPLER 1.0KW 210-SMP-062
EVENT SOLUTION SAMPLER 1.0KW 210-SMP-063
OPTION
EVENT SOLUTION SAMPLER 1.0KW 210-SMP-064
EXCESS SOLUTION DISCHARGE TO CREEK
PREGNANT SOLUTION POND 2500 m³
PREGNANT SOLUTION POND PUMP No.1 & No.2 2 @ 15.0KW 631-P50-052 & 053
BARREN SOLUTION POND 2500 m³
BARREN SOLUTION POND PUMP No.1 & No.2 2 @ 44.0KW 631-P50-054 & 055
EVENT POND PUMP 11.0KW 632-P50-056
EVENT POND 4900 m³
EFFLUENT TREATMENT TANK AGITATOR 10.0KW 210-AG-039
EFFLUENT TREATMENT TANK 8000 x 8800 210-TNK-040
EFFLUENT TREATMENT PUMP 75 X 50 4.0KW 210-P50-038
CLARIFIER FILTER
A00-09-03

DWG. NO.	REFERENCE DRAWINGS

REV	ISSUE	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION	02DEC11	FB

SECTION: PROCESS		
SCALE: NONE		DATE
DESIGN. BY: AD		21SEP11
DRAWN BY: FB		21SEP11
CHECK. BY:		
APP. BY:		

CLIENT: AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE: TAILING SCOPING STUDY
PROCESS FLOWSHEET No.2
HEAP LEACH

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV
A0009002.DWG	1151920100	A00-09-002	A

COMPRESSED AIR A00-09-005
CYANIDE A00-09-004
LEAD NITRATE DUST A00-09-004
ZINC DUST A00-09-004
MANUAL
FRESH WATER A00-09-005
INTERMITTENT - GRAVITY
SILENCER
ATMOSPHERE
DRAIN TO CLARIFIER AREA SUMP
CROWE TOWER VACUUM PUMP No.1 & No.2 2 @ 2.0kW 221-PVU-038 & 40
ZINC DUST AND LEAD NITRATE VIBRATING FEEDER 221-FDR-242
CROWE TOWER 221-TOW-030
LOOP
PRE-COAT TANK A00-09-004
PRECIPITATION PLATE & FRAME FILTER 900 x 900 x 16 5.3kW 222-FIL-042
REFINERY SAFE 222-VAU-077
FLUX MIXER 222-MIX-080
PRE-COAT A00-09-004
BODY FEED A00-09-004
EVENT SOLUTION SAMPLER 1.0kW 210-SMP-065
PREGNANT SOLUTION POND A00-09-002
SOLUTION VERTICAL LEAF CLARIFIER 221-CLR-090
PRECIPITATE MIX TANK 3000 X 3600 221-TNK-031
PRECIPITATE MIX TANK AGITATOR 19.0kW 221-AG-032
PRECIPITATION FILTER FEED PUMP No.1 & No.2 2 @ 100 x 75 2 @ 74.0kW (VFD) 221-PSL-033 & 034
MANUAL PRESS CLEANING
OPTION
PRE-COAT TANK A00-09-004
BARREN SOLUTION POND A00-09-002
AGGLOMERATOR A00-09-001
BARREN SOLUTION TANK 8000 x 8600 210-TNK-050
BARREN SOLUTION PUMP No.1 & No.2 2 @ 125 x 100 2 @ 15.0kW (VFD) 210-PSL-050 & 051
CLARIFIER AREA SUMP PUMP 8.0kW 221-PSU-046
PREGNANT SOLUTION TANK 8000 x 8600 221-TNK-026
CLARIFIER FEED PUMP No.1 & No.2 2 @ 125 x 100 2 @ 30.0kW 221-PSL-027 & 028
CLARIFIER SLUDGE
CLARIFIER SLUDGE SUMP PUMP 8.0kW 221-PSU-047
INTERMITTENT
LIME
SULPHURIC ACID A00-09-004
TO ATMOSPHERE
ACID VAT EXHAUST FAN 222-EXF-069
DIGEST PRECIPITATE FILTER PRESS 900 x 900 x 16 5.0kW 222-FIL-070
DIGEST FILTRATE TANK 2000 x 2300 222-TNK-081
DIGEST FILTRATE TANK AGITATOR 19.0kW 222-AG-082
DIGEST FILTRATE FEED PUMP No.1 & No.2 222-PSL-083 & 084
FURNACE AREA DUST COLLECTION SYSTEM 222-SYS-078
TO ATMOSPHERE
ACID VAT 2000 x 2300 222-TNK-061
ACID VAT AGITATOR 19.0kW 222-AG-062
SMELTING FURNACE COMBUSTION AIR BLOWER 222-BLO-075
FUEL
REFINERY AREA SUMP PUMP 8.0kW 222-PSU-049
DRYING TRAY 222-EQP-071
PRECIPITATE TRANSFER CART 222-EQP-073
PRECIPITATE DRYING OVEN 222-FUR-072
SMELTING FURNACE 222-FUR-074
DORE
DIGEST FILTER FEED PUMP No.1 & No.2 222-PSL-063 & 064
FLUXES
GLAND WATER A00-09-005

DWG. NO.	REFERENCE DRAWINGS

REV.	ISSUE No.	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION	22OCT11	FB

SECTION: PROCESS
SCALE: NONE
DESIGN BY: AB — DATE 21SEP11
DRAWN BY: FB — 21SEP11
CHECK BY:
APP. BY:

CLIENT: AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TAILING SCOPING STUDY
PROCESS FLOWSHEET No.3
MERRILL-CROWE

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV.
A0009003.DWG	1151920100	A00-09-003	A

ZINC DUST SYSTEM
MANUAL
ZINC DUST 50KG PAILS
ZINC FEEDER
A00-09-003
LEAD NITRATE SYSTEM
MANUAL
LEAD NITRATE 50KG PAILS
CLARIFIER AND PRECIPITATE MIX TANK
A00-09-003
SULPHURIC ACID SYSTEM (100%)
SULPHURIC ACID CONTAINERS
SULPHURIC ACID METERING PUMP No.1 & No.2
ACID VAT
A00-09-003
PRE-COAT AND BODY FEED SYSTEM
PRECIPITATION CIRCUIT RETURN
A00-09-003
LOOP
BARREN SOLUTION TANK
A00-09-003
MANUAL
PRE-COAT 50KG BULK BAGS
PRE-COAT BAG HANDLING SYSTEM
REAGENT AREA OVERHEAD CRANE
PRE-COAT TANK
PRE-COAT TANK AGITATOR
PRE-COAT METERING PUMP No.1 & No.2
PRECIPITATION FILTER PRESS
A00-09-003
CLARIFIER
A00-09-003
BODY FEED TANK AGITATOR
BODY FEED TANK
BODY FEED METERING PUMP No.1 & No.2
CYANIDE SYSTEM (20%)
CYANIDE SUPERSACKS
FRESH WATER
A00-09-005
SODIUM HYDROXIDE
A00-09-004
REAGENT AREA HOIST
CYANIDE BULK BAG HANDLING SYSTEM
CYANIDE VENTILATION FAN
CYANIDE AREA SUMP PUMP
CYANIDE MIX TANK
CYANIDE MIX TANK AGITATOR
CYANIDE TRANSFER PUMP
CYANIDE HOLDING TANK
CYANIDE METERING PUMP No.1 TO No.4
AGGLOMERATOR
BARREN SOLUTION POND
A00-09-002
PRECIPITATION FILTER PRESS
A00-09-003
POTABLE WATER
A00-09-005
CYANIDE AREA SAFETY SHOWER AND EYE WASH STATION
SODIUM HYDROXIDE SYSTEM (10%)
FRESH WATER
A00-09-005
MANUAL
SODIUM HYDROXIDE 50KG BULK BAGS
SODIUM HYDROXIDE BAG HANDLING SYSTEM
SODIUM HYDROXIDE TANK
SODIUM HYDROXIDE TANK AGITATOR
SODIUM HYDROXIDE METERING PUMP No.1 & No.2
CYANIDE MIX TANK
A00-09-004

DWG. NO.	REFERENCE DRAWINGS

REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION	21OCT11	FB

SECTION: PROCESS		
SCALE: NONE		DATE
DESIGN BY: AB		21SEP11
DRAWN BY: FB		21SEP11
CHECK BY:		
APP. BY:		

CLIENT:

AVINO SILVER & GOLD MINES LTD.

DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE

TAILING SCOPING STUDY

PROCESS FLOWSHEET No.4
REAGENTS

FILENAME	PROJECT NUMBER	DRAWING NUMBER	REV.
A0009004.DWG	1151020100	A00-09-004	A

FRESH WATER SUPPLY WELL PUMP No.1 (EXISTING) 661-PLO-001
FRESH WATER SUPPLY WELL PUMP No.2 TO No.4 (FUTURE) 661-PLO-002 TO 004
FRESH WATER
FIRE WATER
FRESH / FIRE WATER TANK (EXISTING) 661-TNK-010
HOLD
FRESH WATER PUMP No.1 & No.2
FIRE WATER DIESEL PUMP
FIRE WATER JOCKEY PUMP
FIRE WATER MAIN PUMP
POTABLE WATER TREATMENT FACILITY (EXISTING) 664-PLA-001
POTABLE WATER PUMP No.1 & No.2 664-PLO-001 & 002
POTABLE WATER STORAGE TANK
POTABLE WATER DISTRIBUTION PUMP No.1 & No.2 664-PLO-015 & 016
POTABLE WATER DISTRIBUTION
FRESH WATER DISTRIBUTION
SODIUM HYDROXIDE SYSTEM
CYANIDE SYSTEM
GLAND WATER DISTRIBUTION
GLAND WATER TANK
GLAND WATER PUMP No.1 & No.2
GLAND WATER FILTER
FIRE WATER DISTRIBUTION
FILTER PRESS
FILTER PRESS AIR RECEIVER 690-AR-037
FILTER PRESS COMPRESSOR No.1 & No.2
690-AC-035 & 036

DWG. NO.	REFERENCE DRAWINGS

REV. No.	ISSUE No.	DESCRIPTION	DATE	BY
A	1	ISSUED FOR INFORMATION		FB

SECTION: PROCESS
SCALE: NONE
DESIGN BY: AB 21SEP11
DRAWN BY: FB 21SEP11
CHECK BY:
APP. BY:

CLIENT: AVINO SILVER & GOLD MINES LTD.
DURANGO, MEXICO

WARDROP Engineering Inc.

TITLE: TAILING SCOPING STUDY

PROCESS FLOWSHEET No.5
AIR & WATER SERVICES

PROJECT NUMBER	DRAWING NUMBER	REV.
1151920100	A00-09-005	A

APPENDIX  D

DESIGN CRITERIA

PROCESS DESIGN CRITERIA
CODES

PROJECT:	Tailings Retreatment-Scoping Study	1 Client
CLIENT:	Avino Silver & Gold Mines	2 MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3 Experience
DATE:	15-Aug-11	4 Refernce Literature
REV:	A	5 Calculation
6 Mass Balance
7 PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES
GENERAL
Type Of Material (Tailings)		Silver-gold bearing material (oxide)
Tailings Characteristics
Tailings Specific Gravity		2.720	7
Tailings Bulk Density	t/m3	1.605	2
Agglomerated Tailings Bulk Density	t/m3	1.2407	7
Tailing moisture content-Primary	%	10.0	4
Tailing moisture content-Design	%	12.5	7

Operating Schedule
Shift/Day		3	2
Hours/Shift	h	8	2
Hours/Day	h	24	2
Days/Year	days	365	2

Plant Availability/Utilization
Overall Plant Availability	%	90	3
Annual Processing Rate	t	500,000	1
Daily Processing Rate - Nominal	t/d	1,370	5
Daily Processing Rate - Design	t/d	1522.1	1/5
Daily Processing Rate - Assumed	t/d	1522.1	1
Processing Rate	t/h	63.4	5

Production-Oxide Tailings
Total Oxide Tailings Tonnage - Actual	t	2,091,074	2
Total Oxide Tailings Tonnage - Assumed	t	2,000,000	1
Sulphide Tailings Tonnage - available	t	3,000,000	2
Sulphide Tailings Tonnage - for treatment	t	0	1
Total Tailings Treatment	t	2,000,000
Period of Treatment	d	1,460
Period of Treatment	y	4

Head Grade:
Silver	Ag g/t	95.50	2
Gold	Au g/t	0.53	2
P80	microns	225.00	7

Extraction:
Silver	%	73.0	7
Gold	%	78.9	7

Laboratory Extraction:
Silver	%	67.8	7
Gold	%	81.8	7

AGLOMERATION

PLANT FEED PREPARATION / AGGLOMERATION
Operating Shifts/Day		3	3
Operating Hours/Day/Shift	hr	8	2
Processing Rate	t/h	63.42	5

PROCESS DESIGN CRITERIA
CODES

PROJECT:	Tailings Retreatment-Scoping Study	1 Client
CLIENT:	Avino Silver & Gold Mines	2 MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3 Experience
DATE:	15-Aug-11	4 Refernce Literature
REV:	A	5 Calculation
6 Mass Balance
7 PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES

Agglomerator Type		Drum	4/7
Agglomerator Processing Rate - maximum	t/h	79	7
Agglomerator Dimensions: L/D ratio		3.0	4
Agglomerator Size - Diameter	m	2.0	4
Agglomerator Size - Length	m	6.0	4
Rotation Speed	rpm	10.5	4
Agglomerator Slope	degrees	4	4
Cement Addition-Column Test	kg/t	21.80	7
Lime Addition-Column Test	kg/t	13.73	7
Cyanide Consumption-Column Test	kg/t	2.32	7
Cement Addition-Design	kg/t	10.90	3/4
Lime Addition-Design	kg/t	6.87	3/4
Cyanide Consumption-Design	kg/t	0.93	3/4
Agglomerated Product Size	mm	6 to 15	7
Cement Addition	t/hr	0.62	5
Lime Addition	t/hr	0.39	5
Cyanide Addition	t/hr	0.018	5
Moisture Content of Agglomerated Feed	%	12.50	7

HEAP LEACH PAD
Pad Liner Type		pvc	4
Number of Pads		1	1/2
Number of Lifts		4	1/2
Height of Pad - 1 lift	m	6.5	1/2
Maximum Height of Pad	m	26
Slope of Leach Pad	%	1.5	4
Tons on Pad per Lift	t	500,000
Volume of Pad: one lift	m3	403010.8
Area of Pad: one lift	m2	62001.67
Volume of Heap required for Oxide tailings	m3	1,612,043	5
Dimensions of Pad: 4 lifts
Width of Pad	m	230
Length of Pad	m	269.57
Volume of Pad ex Berms	m3	1612043	5
Maximum Length of Pad required - with berms	m	283
Maximum Width of Pad - with berms	m	243
Total Surface Area of Pad:
Sloping Berm Width & Height-Bottom Lift	m	6.50
Total Surface Area of Pad	m2	68665
Volume of Sloping Berm	m3	86625
Total Volume of Leach Pad	m3	1,698,668	5
Method of Stacking		Conveyor	4
Curing Time	d	5	4

HEAP LEACH PAD CONSTRUCTION
Tailings Feed - actual	t/d	1370
Tailings Feed - design	t/d	1522
Reagents to Agglomerator	t/d	25

PROCESS DESIGN CRITERIA
CODES

PROJECT:	Tailings Retreatment-Scoping Study	1 Client
CLIENT:	Avino Silver & Gold Mines	2 MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3 Experience
DATE:	15-Aug-11	4 Refernce Literature
REV:	A	5 Calculation
6 Mass Balance
7 PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES

Daily Processing Rate - Total Feed	t/d	1395	1
Volume of Daily Production of Heap Leach Feed	m3/d	1124	7
Height of Pad	m	6.5
Area of Daily Production	m2/d	173
Width of Pad	m	230
Length of Daily Advance of Pad	m/d	0.75

LEACHING CIRCUIT

Diameter of Column	m	0.102	7
Measured Flowrate through Column	ml/s	0.05	7
Area of Column	m2	0.008171	5
Flowrate in Column Test	l/s/m2	0.00612	5
Solution Flowrate - Assumed	l/s/m2	0.00204	4
Solution Flowrate - Assumed	l/hr/m2	7.3	5
Solution pH		10.5	7
Cyanide Solution Strength	g/l	0.5	4/7
Leaching Period - Column Test	d	81
Kinetic Leaching Rate on Heap-Slower		1.6
Leaching Period - Assumed	d	130	4
Calculation of Duration of Wash Period
Total Wash Solution	l	18.1
Flowrate Through Column	ml/s	0.05
Flowrate Through Column	ml/hr	180
Duration of Wash Period	hr	100.6
Duration of Wash Period	d	4.2
Duration of Wash Period on Heap	d	6.7
Duration of Wash Period -Design	d	7
Total Leach/Rinse Cycle	d	137
Pad Life / Cycle Time per Lift	d	365
Area of Pad Under Irrigation every day	m2	22412.74
Area of Pad Under Rinse/Wash every day	m2	1210.56
Volume of Solution to Heap for Leaching	m3/hr	164.60
Volume of Solution to Heap for Rinsing	m3/hr	8.89
Total Volume of Solution to Heap	m3/hr	173.49
Impervious Layer	mm	400	4
Solution Application / Spray	drippin	g
Geomembrane Liner	mm	1.5
Total Loading/Curing/Leaching/Rinsing Cycle	d	142
Height of Column for Column Test	m	3.048	7
Cyanide Addition to Barren Solution to Heap	t/hr	0.044
Cyanide Addition as 20% solution	m3/hr	0.221

METAL RECOVERY

Metal Recovery Process		Merrill Crowe	4
Column Test Extraction:
Column Test Sample Weight	kg	30.940	7
Total Volume of Solution used for Column Test	l	349.92	7
Silver	mg	2156.982	7
Gold	mg	12.938	7

PROCESS DESIGN CRITERIA
CODES

PROJECT:	Tailings Retreatment-Scoping Study	1 Client
CLIENT:	Avino Silver & Gold Mines	2 MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3 Experience
DATE:	15-Aug-11	4 Refernce Literature
REV:	A	5 Calculation
6 Mass Balance
7 PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES
Pregnant Solution Assay:
Silver	mg/l	6.164
Gold	mg/l	0.037
Calculated Pregnant Solution Assay:
Silver	mg/l	22.019
Gold	mg/l	0.132
Daily Metal Production:
Silver	kg/d	91.680
Gold	kg/d	0.550

PREGNANT and BARREN SOLUTION HANDLING

Rainfall - average per month	mm	47	2
Rainfall - over Cure/Leach/Rinse Cycle	mm	219	5
Rainfall	m3/hr	4.42
Evaporation - assume	%	10	4
Evaporation	m3/hr	17.35
Pregnant Solution Pond Size - capacity in hours	hr	15
Pregnant Solution Pond Size - Volume	m3	2408
Pregnant Solution Flowrate	m3/hr	160.56
Barren Solution Pond Size - capacity in hours	hr	15
Barren Solution Pond Size - Volume	m3	2408
Barren Solution Flowrate - ex Pregnant Solution	m3/hr	160.56
Volume of Solution to Heap	m3/hr	173.49
Make-Up Water Required	m3/hr	12.93
Overflow Solution Pond Size - capacity in hours	hr	28
Overflow Solution Pond Size - Volume	m3	4858

Pregnant Solution Pond - dimensions	m	25x25x4.6
Barren Solution Pond - dimensions	m	25x25x4.6
Overflow Solution Pond - dimensions	m	35x35x4.6

Solids in Pregnant Solution	%	0.01	4
Conventional Clarifier Flowrate	m3/hr/m2	0.58
Conventional Clarifier Area Required	m2	299.12
Diameter of Clarifier	m	25
Filter Pre-Coat: Total	kg/m3	0.1	4
Filter Pre-Coat: Total	t/d	0.39
Gland Service Water to Backwash Pumps	m3/hr	0
Frequency of Backwash	no./day	1
Duration of Backwash	hr	0.5
Gland Service Water per Backwash per day	m3/hr	0
Barren Solution per Backwash per day	m3/hr	0.33
Total Solution for Backwash	m3/hr	0.33
Total Solution for Evaporation	m3/hr	17.68
Solids in Pregnant Solution	t/hr	0.0161
Filter Pre-Coat	t/hr	0.0161
Total Solids + Precoat per Backwash	t/day	0.7707

PROCESS DESIGN CRITERIA
CODES

PROJECT:	Tailings Retreatment-Scoping Study	1 Client
CLIENT:	Avino Silver & Gold Mines	2 MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3 Experience
DATE:	15-Aug-11	4 Refernce Literature
REV:	A	5 Calculation
6 Mass Balance
7 PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES
Total Solids in Backwash	t/hr	0.0321
Total Solids in Backwash	%	8.759124088

Cyanide Addition to Precipitate Mixing Tank	t/hr	0.044
Cyanide Addition at 20% solution	m3/hr	0.22
Lead Nitrate Addition	t/day	0.13
Lead Nitrate Addition at 20% solution	m3/hr	0.03
Filter Pre-Coat	m3/hr	0.14

PREGNANT SOLUTION
Precipitation Efficiency	%	96
Barren Solution Assay:
Silver	mg/l	0.2466
Gold	mg/l	0.0015

METAL PRECIPITATE PRODUCTION
Metal Production - Silver + Gold	kg/d	92.23
Metal Precipitate Production	kg/d	461.15
Precipitate Moisture Content	%	20
Weight of Precipitate - wet	kg	576.44
Weight of Precipitate - dry	kg	461.15
Precipitate Assay:
Silver	%	19.88
Gold	%	0.12
Base Metals	%	80
Metal Precipitate Bag Capacity	t/bag	2
Number of Days Production per Bag	day/bag	4.3
Number of Bags per week	bag/week	1.6

REAGENTS
Cement
Cement-Actual	kg/t	21.8	7
Cement-Design	kg/t	10.9	3/4
SG	3.14

Lime
Lime-Actual	kg/t	13.73	7
Lime-Design	kg/t	6.865	3/4
SG	2.45

Cyanide
Cyanide, Solid [NaCN]-Assume	kg/t	2.32	7
Cyanide, Solid [NaCN]-Design	kg/t	0.928	3/4
SG	1.6

Zinc Dust
Zinc Dust-Actual & Design	kg/t	0.96	4
SG	7.1

PROCESS DESIGN CRITERIA
CODES

PROJECT:	Tailings Retreatment-Scoping Study	1 Client
CLIENT:	Avino Silver & Gold Mines	2 MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3 Experience
DATE:	15-Aug-11	4 Refernce Literature
REV:	A	5 Calculation
6 Mass Balance
7 PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES

Lead Nitrate
Lead Nitrate-Actual & Design	kg/t	0.19	4
SG		4.6

Filter Pre-Coat
Filter Pre-Coat -Design	kg/m3	0.10	4
SG

Calcium Hypochlorite
Calcium Hypochlorite-Design	kg/t	0.05	4
SG

Filter Aid
Filter Aid-Design	kg/m3	0.10	4
SG

Sodium Hydroxide
Sodium Hydroxide-Design	kg/t	0.09
SG		2.13

Sulphuric Acid
Sulphuric Acid-Design	kg/t	0.76
SG	1.84

REAGENT STOCKS: STORAGE AND SUPPLY FOR 1 WEEK

Cement Consumption	t/week	104.52
Cement Stock- design	t/week	135.88
Lime Consumption	t/week	65.83
Lime Stock - design	t/week	85.58
Cyanide [NaCN] Consumption	t/week	8.90
Cyanide [NaCN] Stock - design	t/week	11.6
Zinc Dust Consumption	t/week	9.2
Zinc Dust Stock - design	t/week	12.0
Lead Nitrate Consumption	t/week	1.8
Lead Nitrate Stock - design	t/week	2.4
Filter Pre-Coat Consumption	t/week	2.70
Filter Pre-Coat Stock-Design	t/week	3.5
Calcium Hypochlorite Consumption	t/week	0.5
Calcium Hypochlorite Stock - design	t/week	0.6
Filter Aid Consumption	t/week	2.70
Filter Aid Stock - design	t/week	3.5
Cement Consumption	t/d	14.93
Cement Stock- design	t/d	19.41
Lime Consumption	t/d	9.40
Lime Stock - design	t/d	12.23
Cyanide [NaCN] Consumption	t/d	1.27
Cyanide [NaCN] Stock - design	t/d	1.65
Zinc Dust Consumption	t/d	1.32
Zinc Dust Stock - design	t/d	1.71
Lead Nitrate Consumption	t/d	0.26

PROCESS DESIGN CRITERIA
CODES

PROJECT:	Tailings Retreatment-Scoping Study	1 Client
CLIENT:	Avino Silver & Gold Mines	2 MineStart Management Inc. NI43-101 Report
PROJECT NUMBER:	11519201	3 Experience
DATE:	15-Aug-11	4 Refernce Literature
REV:	A	5 Calculation
6 Mass Balance
7 PRA Metallurgical Test Program

All values are in metric units.

DESCRIPTION	UNIT	VALUE	SOURCES
Lead Nitrate Stock - design	t/d	0.34
Filter Pre-Coat Consumption	t/d	0.39
Filter Pre-Coat Stock-Design	t/d	0.50
Calcium Hypochlorite Consumption	t/d	0.07
Calcium Hypochlorite Stock - design	t/d	0.09
Filter Aid Consumption	t/d	0.39
Filter Aid Stock - design	t/d	0.50

July 24, 2012	1151920100-COA-R0009-00

Subject       Consent of Author

I, Jacques Ouellet, P.Eng., Ph.D., consent to the public filing of the technical report titled “Technical Report on the Avino Property”, and dated July 24, 2012 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated March 20, 2012, May 11, 2012, July 3, 2012, and July 18, 2012, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release being filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 24th day of July, 2012

“Original document signed and sealed by
Jacques Ouellet, P.Eng., Ph.D.”
Signature of Qualified Person

Jacques Ouellet, P.Eng., Ph.D.
Print name of Qualified Person

555 West Hastings Street, Suite 800, Vancouver, British Columbia V6B 1M1, Canada
complex world
	CLEAR SOLUTIONS TM	Tel 604.408.3788	Fax 604.408.3722	www.tetratech.com
QP Consent - Jacques Ouellet

July 24, 2012	1151920100-COA-R0004-02

Subject      Consent of Author

I, Michael F. O’Brien, M.Sc., Pr. Sci. Nat., FGSSA, FAusIMM, FSAIMM, consent to the public filing of the technical report titled “Technical Report on the Avino Property”, and dated July 24, 2012 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated March 20, 2012, May 11, 2012, July 3, 2012, and July 18, 2012, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release being filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 24th day of July, 2012

“Original document signed and sealed by
Michael F. O’Brien, M.Sc., Pr. Sci. Nat.,
FGSSA, FAusIMM, FSAIMM”
Signature of Qualified Person

Michael F. O’Brien, M.Sc., Pr. Sci. Nat.,
FGSSA, FAusIMM, FSAIMM
Print name of Qualified Person

555 West Hastings Street, Suite 800, Vancouver, British Columbia V6B 1M1, Canada
complex world
	CLEAR SOLUTIONS TM	Tel 604.408.3788	Fax 604.408.3722	www.tetratech.com
QP Consent - Michael F. O'Brien

July 24, 2012	1151920100-COA-R0004-02

Subject      Consent of Author

I, Sabry Abdel Hafez, Ph.D., P.Eng., consent to the public filing of the technical report titled “Technical Report on the Avino Property”, and dated July 24, 2012 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated March 20, 2012, May 11, 2012, July 3, 2012, and July 18, 2012, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release being filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 24th day of July, 2012

“Original document signed and sealed by
Sabry Abdel Hafez, Ph.D., P.Eng.”
Signature of Qualified Person

Sabry Abdel Hafez, Ph.D., P.Eng.
Print name of Qualified Person

555 West Hastings Street, Suite 800, Vancouver, British Columbia V6B 1M1, Canada
complex world
	CLEAR SOLUTIONS TM	Tel 604.408.3788	Fax 604.408.3722	www.tetratech.com
QP Consent - Sabry Abdel Hafez

July 24, 2012	1151920100-COA-R0005-02

Subject    Consent of Author

I, Harvey Wayne Stoyko, P.Eng., consent to the public filing of the technical report titled “Technical Report on the Avino Property”, and dated July 24, 2012 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated March 20, 2012, May 11, 2012, July 3, 2012, and July 18, 2012, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release being filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 24th day of July, 2012

“Original document signed and sealed by
Harvey Wayne Stoyko, P.Eng.”
Signature of Qualified Person

Harvey Wayne Stoyko, P.Eng.
Print name of Qualified Person

555 West Hastings Street, Suite 800, Vancouver, British Columbia V6B 1M1, Canada
complex world
	CLEAR SOLUTIONS TM	Tel 604.408.3788	Fax 604.408.3722	www.tetratech.com
QP Consent - Harvey Wayne Stoyko

July 24, 2012	1151920100-COA-R0006-02

Subject        Consent of Author

I, Hassan Ghaffari, P.Eng., consent to the public filing of the technical report titled “Technical Report on the Avino Property”, and dated July 24, 2012 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated March 20, 2012, May 11, 2012, July 3, 2012, and July 18, 2012, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release being filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 24th day of July, 2012

“Original document signed and sealed by
Hassan Ghaffari, P.Eng.”
Signature of Qualified Person

Hassan Ghaffari, P.Eng.
Print name of Qualified Person

555 West Hastings Street, Suite 800, Vancouver, British Columbia V6B 1M1, Canada
complex world
	CLEAR SOLUTIONS TM	Tel 604.408.3788	Fax 604.408.3722	www.tetratech.com
QP Consent - Hassan Ghaffari

July 24, 2012	1151920100-COA-R0002-02

Subject     Consent of Author

I, Monica Danon-Schaffer, Ph.D., P.Eng., consent to the public filing of the technical report titled “Technical Report on the Avino Property”, and dated July 24, 2012 (the “Technical Report”) by Avino Silver & Gold Mines Ltd.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated March 20, 2012, May 11, 2012, July 3, 2012, and July 18, 2012, of Avino Silver & Gold Mines Ltd.

I certify that I have read the news release being filed by Avino Silver & Gold Mines Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 24th day of July, 2012

“Original document signed and sealed by
Monica Danon-Schaffer, Ph.D., P.Eng.”
Signature of Qualified Person

Monica Danon-Schaffer, Ph.D., P.Eng.
Print name of Qualified Person

330 Bay Street, Suite 900, Toronto, Ontario M5H 2S8, Canada
complex world
	CLEAR SOLUTIONS TM	Tel 416.368.9080	Fax 416.368.1963	www.tetratech.com
QP Consent - Monica Danon-Schaffer